

2023
Annual
Report

      

FY23
shareholder letter

Today digital life is life. Five billion people and counting who are all online. We're all a part of a new generation. It's not Gen X, Y or Z, it's Generation Digital.



Vincent Pilette
CEO

Gen is a global company powering Digital Freedom through trusted consumer brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender, and CCleaner. Our combined heritage is rooted in providing safety for the first digital generations. We bring leading technology solutions in cybersecurity, privacy and identity protection to nearly 500 million users so they can live their digital lives safely, privately, and confidently today and for generations to come.

Gen. For the next generation of digital life.

Purpose
Powering Digital Freedom

Mission
We create technology solutions for people to take full advantage of the digital world, safely, privately, and confidently – so together, we can build a better tomorrow.

Gen™

   

  

FY23 Snapshot

Core Cyber Safety Metrics
Post-Avast Merger

Non-GAAP Metrics

$3.3B+ Revenue
+23% CC

55% Op Margin
+220 bps

$1.81 EPS
+10% CC



$3.7B+
Total Bookings
Exit Run-Rate

38M+
Direct
Customers

40+
NPS
Score

$7.24
Direct Monthly
ARPU

10+
New Products &
Features Launched

76%
Direct
Retention

65M
Total Paid
Customers

60%
Customers
Outside of U.S.

Dear Investors,

In fiscal year 2023, we delivered our 4th straight year of organic growth, successfully integrated Avast with NortonLifeLock, and introduced Gen to the world.

We completed a strong year with a record $3.3 billion in non-GAAP revenue and record total bookings of more than $3.7 billion on an exit run-rate. Our growth was supported by strong profitability of 55% non-GAAP operating profit margin and $1.81 in non-GAAP EPS.

In the year, we scaled our business globally, diversified our go-to-market channels and extended our reach. We also expanded our Cyber Safety pillars: security, identity, and

online privacy. Now as Gen, 60% of our customers are outside of the U.S. and our products and solutions are offered in more than 150 countries.

We're bringing Cyber Safety solutions to more people than ever before. We help protect nearly 500 million users around the world and have approximately 65 million paid customers who trust us to keep them Cyber Safe. Of the 65 million total paid customers, more than 38 million represent our direct customers with a customer retention rate above 75%. We exited fiscal year 2023 with direct customer monthly ARPU of more than $7 or an annual ARPU of nearly $87.

Note: Revenue, operating margin, EPS, and unlevered free cash flow metrics presented in the letter are non-GAAP.
Please refer to the "Use of Non-GAAP Financial Information" section for reconciliation.

We generated more than $1.1 billion in unlevered free cash flow in fiscal year 2023, and returned more than $1.2 billion of capital to shareholders in the form of regular quarterly dividends of $308 million and $904 million in share buybacks. We've also made tremendous progress towards our projected $300 million+ annual cost synergies related to the Avast integration, as well as advancing toward our $200 million revenue synergy opportunity. You can count on us to operate with discipline, but at the core, we are a technology and product company, and we are committed to pursuing an even faster pace of innovation. Together with Avast, our combined offering gives us the most comprehensive product portfolio in tackling today's threats. Our team brings the technological know-how and an innovation mindset around human-centric Cyber Safety – which makes our combination even more robust and dynamic.

The need for transparency and consumer trust continues to grow as technology becomes even more embedded in people's lives. And with ever-evolving cyberthreats, we strongly believe Cyber Safety will continue to be a growing market for the years ahead. This growth is fueled by the increase in activities online: new technologies, smart devices, digital identities and an increasingly more connected world means consumers will face a range of new cyberthreats and online risks in their digital lives. And we are dedicated to helping them do so safely, privately and confidently.

We know our journey to redefine and expand Cyber Safety is still in the early days of our long-term growth transformation. Customer insights and satisfaction, product innovation, omni-channel approach and our trusted brands are key priorities and critical components of how to scale up the best Cyber Safety platform for people everywhere. As we move forward, we're dedicated to expanding our Cyber Safety platform and serving existing and new consumers with adjacent trust-based solutions. We're building a company that drives real impact around the world. At the heart of our purpose is our social impact mission: to bring together our team, passions, and powerful technology to help support people and communities and make the world a better, safer place, which we believe benefits our stakeholders and contributes to our long-term sustainability as a company.

Bring together our team, passions, and powerful technology to help support people and communities and make the world a better, safer place.



This aligns our social impact mission with the company's goals and focuses on the positive impacts that our business and people can have on the world. These new social impact priorities include: Cyber Safety education and training; data privacy and protection; diversity, equity and inclusion; volunteering and giving; and the environment. In addition to benefiting our people, communities and the planet and executing on our values, we believe that by focusing on social impact and these priorities, we are contributing to our brand recognition and reputation, building deeper relationships with our current and future customer base, as well as our employees and other stakeholders, and ultimately furthering our business priorities.

As we look to fiscal year 2024 and an evolving macroeconomic environment, we will remain very disciplined in how we operate, focus on executing our plan, and will be strategic and intentional in where we invest to maximize long-term shareholder value. Our financial model remains resilient, powered by our best-in-class products and technologies, and a loyal customer base. We will continue our pursuit to realize our vision and achieve the three ambitious long-term goals we set out two years ago:

- **Double Net Promoter Score to world-class, greater than 70;**
- **Double customers to 100 million; and**
- **Double non-GAAP EPS to $3**

Protecting people is what inspires us. As we kick off our first full year as Gen, we remain strongly committed to investing heavily in our purpose of Powering Digital Freedom for the next generation of digital life. We will undoubtedly keep pushing forward – for you, people, and communities around the globe.

It is our privilege to lead this company.

Vincent, Ondrej, Natalie and the Gen team

Forward-Looking Statements

This letter contains statements which may be considered forward-looking within the meaning of the U.S. federal securities laws. In some cases, you can identify these forward-looking statements by the use of terms such as "expect," "will," "continue," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to: our growth strategies and transformation, our financial targets, statements relating to consumers and customers and market trends, our social impact initiatives and any other statements of expectation or belief, and any statements of assumptions underlying any of the foregoing. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied in this letter. Such risk factors include, but are not limited to, those related to: the consummation of or anticipated impacts of acquisitions (including our ability to achieve synergies and associated cost savings from the merger with Avast), divestitures, restructurings, stock repurchases, financings, debt repayments and investment activities; difficulties in executing the operating model for the consumer Cyber Safety business; lower than anticipated returns from our investments in direct customer acquisition; difficulties in retaining our existing customers and converting existing non-paying customers to paying customers; difficulties and delays in reducing run rate expenses and monetizing underutilized assets; the successful development of new products and upgrades and the degree to which these new products and upgrades gain market acceptance; our ability to maintain our customer and partner relationships; the anticipated growth of certain market segments; fluctuations and volatility in our stock price; our ability to successfully execute strategic plans; the vulnerability of our solutions, systems, websites and data to intentional disruption by third parties; changes to existing accounting pronouncements or taxation rules or practices; and general business and macroeconomic conditions in the U.S. and worldwide, including economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates, changes in interest rates or tax rates and conflicts including Russia's invasion of Ukraine. Additional information concerning these and other risk factors is contained in the Risk Factors sections of our most recent reports on Form 10-K and Form 10-Q. We assume no obligation, and do not intend, to update these forward-looking statements as a result of future events or developments.

Use of Non-GAAP Financial Information

This letter includes the non-GAAP measures of operating margin, operating income, net income and earnings per share, which are adjusted from results based on GAAP and exclude certain expenses, gains and losses. We also provide the non-GAAP metrics of revenues, constant currency revenues, and free cash flow, which is defined as cash flows from operating activities, less purchases of property and equipment. These non-GAAP financial measures are provided to enhance the user's understanding of our past financial performance and our prospects for the future. Our management team uses these non-GAAP financial measures in assessing Gen's performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods we use to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

GEN DIGITAL INC.

Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2]

(Unaudited, in millions, except per share amounts)

	Year Ended	
	March 31, 2023	April 1, 2022
Operating income (loss)	$ 1,227	$ 1,005
Contract liabilities fair value adjustment	2	11
Stock-based compensation	123	70
Amortization of intangible assets	308	124
Restructuring and other costs	69	31
Acquisition and integration costs	77	37
Litigation costs	29	202
Operating income (loss) (Non-GAAP)	$ 1,835	$ 1,480
Operating margin	36.8 %	35.9 %
Operating margin (Non-GAAP)	54.9 %	52.7 %
Operating cash flow	$ 757	$ 979
Purchases of property and equipment	(6)	(6)
Free cash flow (Non-GAAP)	$ 751	$ 973
Net income (loss)	$ 1,349	$ 836
Adjustments to net income (loss)		
Contract liabilities fair value adjustment	2	11
Stock-based compensation	123	70
Amortization of intangible assets	308	124
Restructuring and other costs	69	31
Acquisition and integration costs	77	37
Litigation costs	29	202
Other	18	7
Non-cash interest expense	17	8
Loss (gain) on extinguishment of debt	9	3
Gain on sale of properties	—	(175)
Total adjustments to GAAP income (loss) before income taxes	652	318
Adjustment to GAAP provision for income taxes	(880)	(120)
Total adjustment to income (loss), net of taxes	(228)	198
Net income (loss) (Non-GAAP)	$ 1,121	$ 1,034

Reconciliation of Selected GAAP Measures to Non-GAAP Measures [1] [2] (continued)

(Unaudited, in millions, except per share amounts)

	Year Ended			
	March 31, 2023		**April 1, 2022**	
Diluted net income (loss) per share	$	2.16	$	1.41
Adjustments to diluted net income (loss) per share:				
Contract liabilities fair value adjustment		—		0.02
Stock-based compensation		0.20		0.12
Amortization of intangible assets		0.49		0.21
Restructuring and other costs		0.11		0.05
Acquisition and integration costs		0.12		0.06
Litigation costs		0.05		0.34
Other		0.03		0.01
Non-cash interest expense		0.03		0.01
Loss (gain) on extinguishment of debt		0.01		0.01
Gain on sale of properties		—		(0.30)
Total adjustments to GAAP income (loss) before income taxes		1.04		0.54
Adjustment to GAAP provision for income taxes		(1.41)		(0.20)
Total adjustment to income (loss), net of taxes		(0.37)		0.34
Incremental dilution effect		0.01		—
Diluted net income (loss) per share (Non-GAAP)	$	1.81	$	1.75
Diluted weighted-average shares outstanding		624		591
Incremental dilution impact of ASU 2020-06 [3]		(5)		—
Diluted weighted-average shares outstanding (Non-GAAP)		619		591

---

(1) This presentation includes non-GAAP measures. Non-GAAP financial measures are supplemental and should not be considered a substitute for financial information presented in accordance with GAAP. For a detailed explanation of these non-GAAP measures, see Appendix A.

(2) Amounts may not add due to rounding.

(3) Excludes the dilutive impact of ASU 2020-06 *(Debt with Conversion and Other Options)* under GAAP. For a detailed explanation of this recently adopted guidance, see Appendix A.

GEN DIGITAL INC.

Revenues and Cyber Safety Metrics

(Unaudited, in millions, except per user data and percentages)

Revenues (Non-GAAP)

	Year Ended		
	March 31, 2023	April 1, 2022	Variance in %
Revenues	$ 3,338	$ 2,796	19 %
Contract liabilities fair value adjustment [1]	2	11	
Revenues (Non-GAAP)	3,340	2,807	19 %
Exclude foreign exchange impact [2]	113	—	
Constant currency adjusted revenues (Non-GAAP)	$ 3,453	$ 2,807	23 %

Cyber Safety Metrics

	Year Ended [3]	
	March 31, 2023 [4]	April 1, 2022
Direct customer revenues	$ 2,933	$ 2,488
Partner revenues	$ 341	$ 269
Total Cyber Safety revenues	$ 3,274	$ 2,757
Legacy revenues	$ 66	$ 50
Direct customer count (at quarter end)	38.2	24.4
Direct average revenue per user (ARPU)	$ 7.10	$ 8.63
Annual retention rate [5]	76 %	84 %

---

(1) Contract liabilities fair value adjustment represents the quarterly Avira deferred revenue haircut amortization recognized during the quarter.

(2) Calculated using year ago foreign exchange rates.

(3) From time to time, changes in our product hierarchy cause changes to the revenue channels above. When changes occur, we recast historical amounts to match the current revenue channels. Direct revenues currently includes Mobile App Store customers, and legacy revenues includes revenues from products or solutions that are no longer in operations in exited markets, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions. As such, the changes to historical revenue amounts and the other performance metrics, including direct customer count and ARPU, are reflected for all periods presented above.

(4) The performance metrics for the year ended March 31, 2023 include the revenues earned and customers acquired through our Merger with Avast. ARPU is based on average customer count and assumes full quarter of revenue for both companies. Due to the timing of the close of the Merger in the second quarter of fiscal 2023, the fiscal 2023 ARPU is based on the average ARPU for second, third, and fourth quarter of fiscal 2023, but excludes the first quarter of fiscal 2023.

(5) The annual retention rate for fiscal 2023 includes the customer portfolio acquired through our Merger with Avast.

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**60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281**

Notice of 2023 Annual Meeting of Stockholders

		
Date and Time	**Location**	**Record Date**
Tuesday, September 12, 2023 at 9:00 a.m. Pacific Time	Meeting live via the internet by visiting www.virtualshareholdermeeting.com/ GEN2023	Only stockholders of record as of the close of business on July 17, 2023 are entitled to notice of, and vote at, the Annual Meeting or any postponement or adjournment thereof.

Dear Stockholder:

You are cordially invited to attend our 2023 Annual Meeting of Stockholders (the Annual Meeting), which will be held at 9:00 a.m. (Pacific Time) on Tuesday, September 12, 2023. This year's meeting will again be completely virtual and conducted via live webcast, which will provide stockholders with substantially the same meeting participation rights and opportunities they would have at an in-person meeting. You will be able to attend the Annual Meeting online and submit your questions prior to or during the meeting by visiting *www.virtualshareholdermeeting.com/GEN2023*. You will also be able to vote your shares electronically at the Annual Meeting. We believe hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format will allow us to communicate effectively with you via a pre-meeting forum that you can enter by visiting *www.virtualshareholdermeeting.com/GEN2023* and submit questions in advance of the Annual Meeting.

For your convenience, we are also pleased to offer a re-playable webcast of the Annual Meeting at *investor.gendigital.com*. We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the ten nominees named in the proxy statement to Gen's Board of Directors;

2. To ratify the appointment of KPMG LLP as Gen's independent registered public accounting firm for the 2024 fiscal year;

3. To hold an advisory vote to approve executive compensation;

4. To hold an advisory vote on the frequency of advisory votes to approve executive compensation;

5. To consider and vote on a stockholder proposal described in the proxy statement, if properly presented at the Annual Meeting; and

6. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

We are furnishing proxy materials to our stockholders primarily via the internet to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. On or about July 31, 2023, we expect to send to our stockholders (other than those who previously requested electronic or paper delivery), a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report, and how to vote through the internet or by telephone.

Only stockholders of record as of the close of business on July 17, 2023 are entitled to notice of, and can vote at, the Annual Meeting or any postponement or adjournment thereof. A list of stockholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this stockholder list, please contact Investor Relations at IR@gendigital.com.

Your vote is very important. Whether or not you plan to virtually attend the Annual Meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or in the proxy card you received in the mail. If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your broker, bank or other nominee on how to submit voting instructions. You may revoke your proxy at any time before it is voted. Please refer to the "2023 Annual Meeting of Stockholders Meeting Information" section of the proxy statement for additional information.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Bryan Ko
BRYAN KO
Chief Legal Officer and Secretary

Tempe, Arizona
July 31, 2023

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on September 12, 2023: The proxy statement and Gen's Form 10-K for the 2023 fiscal year are available at https://investor.gendigital.com/financials/annual-reports/

Table Of Contents

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Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

2023 Annual Meeting of Stockholders Information



Date and Time:

Tuesday, September 12, 2023
at 9:00 a.m. Pacific Time



Location:

Meeting live via the internet by visiting www.virtualshareholdermeeting.com/GEN2023



Record Date:

July 17, 2023



Admission:

To participate in the Annual Meeting, visit *www.virtualshareholdermeeting.com/GEN2023*. You will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in an account with a brokerage firm, bank or other nominee, then you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote your shares at the Annual Meeting.

Voting Matters

Proposals	Board Recommendation	Page Number for Additional Information
1. Election of Directors	✓ **FOR**	25
2. Ratification of Independent Registered Public Accounting Firm	✓ **FOR**	37
3. Advisory Vote to Approve Executive Compensation	✓ **FOR**	39
4. Advisory Vote on the Frequency of Advisory Votes to Approve Executive Compensation	✓ **1 YEAR**	40
5. Stockholder Proposal on Termination Pay	⊘ **AGAINST**	41

Our Director Nominees

	Age	Director Since	Independent	Diversity	Committee Memberships*				Other Public Boards**
					AC	CC	NGC	Tech	
Susan P. Barsamian Director	64	2019	✓	WD		Member	C	Member	2
Pavel Baudis Director	63	2022	✓					Member	0
Eric K. Brandt Director	61	2020	✓		C				3
Frank E. Dangeard Managing Partner, Harcourt	65	2007	✓		Member		Member		3
Nora M. Denzel Director	60	2019	✓	W	Member	Member		Member	2
Peter A. Feld Managing Member, Portfolio Manager and Head of Research, Starboard Value LP	44	2018	✓			C	Member		1
Emily Heath Director	49	2021	✓	WD	Member			C	0
Vincent Pilette Chief Executive Officer	51	2019							0
Sherrese M. Smith Managing Partner, Paul Hastings	51	2021	✓	WD			Member	Member	1
Ondrej Vlcek President	45	2022							0

⌢ = Member   **C** = Chair
Committees: AC = Audit CC = Compensation and Leadership Development   NGC = Nominating and Governance
Tech = Technology and Cybersecurity   W = Woman   D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

*   Reflects our Board and committee composition following the Annual Meeting.
** Reflects membership on boards of companies publicly traded in the U.S.

70% Independent   **20%** Ethnically Diverse   **40%** Gender Diverse   **40%** Diverse Directors   **<5** Years Average Director Tenure   **9** New Directors since 2017

Sound Corporate Governance Practices

✓ **Separate Independent Chair and CEO**	✓ **Majority Voting for Directors**
✓ **Board Committees Consist Entirely of Independent Directors**	✓ **Director Resignation Policy**
✓ **All Current Directors Attended at least 75% of Meetings Held**	✓ **Stockholder Ability to Call Special Meetings (15% threshold)**
✓ **Independent Directors Meet Regularly in Executive Session**	✓ **Stockholder Ability to Act by Written Consent**
✓ **Director Age Limit of 72**	✓ **Proxy Access Subject to Standard Eligibility Requirements**
✓ **Annual Board and Committee Self-Evaluations**	✓ **Robust Cybersecurity Program**
✓ **Risk Oversight by Full Board and Committees**	✓ **Comprehensive ESG program and Board oversight of ESG**
✓ **Annual Election of All Directors**	✓ **Extensive Stockholder Outreach/Engagement Program**
✓ **Director Overboarding Limits**	✓ **No Dual-Class or Multi-Class Stock**

FY23 Executive Compensation at a Glance

In connection with our merger with Avast (Avast Merger), our Compensation and Leadership Development Committee (Compensation Committee) approved an executive compensation program that was intended to drive long-term value creation for our combined company and our stockholders and reward actual performance for both short-term and long-term objectives, with commensurate payouts for extraordinary performance. Specifically, in setting the annual compensation of our Chief Executive Officer (CEO) and determining the initial compensation of our new President, our Board of Directors (Board) approved their inclusion in our pre-existing Value Creation Program (VCP), with 100% of their VCP awards earned based on absolute and relative share price appreciation over the long-term. We also considered the importance of diversity, equity, and inclusion (DEI) as our employee population grew both by number and footprint, and our Compensation Committee incorporated diversity-related metrics for the first time into our annual incentive plan. As described in more detail in the "Compensation Discussion & Analysis" section below, the equity grants made pursuant to the VCP to our CEO and President are earned only to the extent that we achieve extraordinary performance, which is represented through aggressive stock price and relative total shareholder return (TSR) goals. As of the date of this proxy statement, none of the equity grants made under the VCP to our NEOs have vested nor would they have any realizable value at our share price as of the date of this proxy statement.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation Committee designed our FY23 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓	**At risk pay**	The majority of pay for our CEO and other NEOs is at risk and/or performance-based.
✓	**Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against certain DEI metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative TSR.
✓	**Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓	**Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓	**Peer group**	We have a relevant peer group and reevaluate the peer group annually.
✓	**Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓	**Clawback policy**	We have a comprehensive "clawback" policy, applicable to all performance-based compensation granted to our executive officers.
✓	**Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓	**Capped severance**	We do not provide for any potential cash severance payments that exceed more than 1x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓	**Independent consultant**	Our Compensation Committee retains an independent compensation consultant.
✓	**Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓	**Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓	**Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

⊘	**No performance, no pay**	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
⊘	**No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
⊘	**No automatic increases**	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
⊘	**No short sales, hedging**	With very limited exceptions, we do not permit short-sales, hedging or pledging of our stock.
⊘	**No golden parachutes**	We do not provide "golden parachute" excise tax gross-ups.
⊘	**No excessive severance**	We do not provide excessive severance payments.
⊘	**No SERPs**	We do not provide executive pension plans or SERPs.
⊘	**No excessive perks**	We do not provide excessive perquisites.
⊘	**No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
⊘	**No unvested dividends**	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

Our FY23 compensation philosophy is reflected in the following key elements of executive compensation: (i) base salary, (ii) short-term annual cash incentive awards and (iii) long-term equity incentive awards.

FY23 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO (or Compensation Committee for CEO changes).	Page 58
Executive Annual Incentive Plan	Cash	Annual	Bookings growth with non-GAAP operating income as a threshold goal and subject to a DEI modifier.	Page 58
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of a three-year period	50% of PRUs vest in full at end of FY25 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index. 50% of PRUs vest in full at end of FY25 based on average bookings growth and average non-GAAP operating margin >50% over a multi-year period.	Page 61
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 64
Value Creation Program (VCP) Equity Incentive Awards (CEO and President only)	100% PRUs	Vests at the end of FY26	Vests in full at end of FY26 based on achievement of certain challenging share price appreciation targets, ranging from $35 to $60 per share, over the performance period, subject to performance gates related to our relative TSR versus the Nasdaq Composite Index.	Page 65
Investment Match Stock Award (President only)	100% RSUs	Cliff vests at the end of a three-year period	100% cliff vests at the end of a three-year period, subject to our President and his foundation not selling any of their Gen common stock during this period.	Page 67

Pay for Performance Alignment

In FY23, we successfully integrated Avast and NortonLifelock and delivered another year of profitable growth as we saw most of our key financial metrics increase due to contributions from Avast, including double digit increases in revenue and operating income on both a GAAP and non-GAAP basis, as reflected in the table below. Our decrease in cash flow was largely attributable to the completion of the Avast Merger and certain strategic transactions related to the repayment of debt and the continuation of our stock repurchase program as described in more detail below.



We also saw generally strong results with respect to our key performance metrics with the Avast Merger, as we saw increases in direct customer count and bookings. While our retention rate and average revenue per user (ARPU) were down after accounting for the results of the combined company, this decrease was largely due to our baselines for these metrics being reset as Avast's portfolio did not include Identity Protection offerings and its retention rate reflected a broader geographic customer base and focus on emerging markets relative to NortonLifeLock.



Continuing to improve off those baselines was one of the many opportunities the Avast Merger presented, and we have made and continue to make improvements. In the two quarters since the closing of the Avast Merger, we have increased our overall annual ARPU by $3 and our overall retention rate by one point, a testament of the increased value we are providing our customers with our expanded product portfolio offerings.

In addition, we have undertaken a number of actions to return capital to shareholders and increase shareholder value, including repurchasing 40 million shares of our common stock for an aggregate amount of $904 million, and paying a total of $314 million in quarterly dividends to stockholders.

We believe that the compensation received by our NEOs for FY23 reflects our performance and accomplishments this past year as well as the rigor of our performance goals. The following table presents a summary of the performance-based components of our FY23 executive compensation program and FY23 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Achievement of target or application of modifier	Executive Officer Funding
FY23 Executive Annual Incentive Plan (EAIP)	FY23 non-GAAP operating income threshold goal, which must be achieved prior to any payout	**124.0%**	**Goal Achieved**
	FY23 bookings growth	**99.2%**	77%
	DEI modifier (applied after determining payout based on FY23 bookings growth)	✓	**+10%**
FY23 Performance-based Restricted Stock Units	50% based on 3-year total shareholder return (TSR) relative to the Nasdaq Composite Index	NA	NA
	50% based on average bookings growth and average non-GAAP operating margin >50%	NA	NA
FY21 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	**60.5% Rank**	142%
	50% based on CAGR for revenue	**263.3%**	200%
Value Creation Program (VCP) Performance-based Restricted Stock Units	Share price appreciation targets, subject to applicable TSR gates relative to the Nasdaq Composite Index, measured through the end of FY26	**0% to date**	**0% to date**

(1) Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY23 or based on FY23 performance.

(2) Achievement certified by the Compensation Committee following the end of FY23.

Meeting Information

We provide information about Gen Digital Inc.'s 2023 Annual Meeting of Stockholders (the Annual Meeting), voting and additional information starting on page 92.

Corporate Governance

Gen Digital Inc. (Gen or the Company) is strongly committed to corporate governance best practices. These practices provide an important framework within which our Board and management can pursue our strategic objectives for the benefit of our stockholders.

Corporate Governance Guidelines

Our Corporate Governance Guidelines generally specify the rights and responsibilities of Gen's Board, management and stockholders, and detail the rules and procedures for making decisions on corporate affairs. In general, the stockholders elect the Board and vote on certain extraordinary matters. The Board is responsible for ensuring that Gen is managed in a manner, which serves the interests of its stockholders, and management is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *investor.gendigital.com*, by clicking on "Governance Documents" under "Governance." The Corporate Governance Guidelines are reviewed at least annually by our Nominating and Governance Committee, and changes are recommended to our Board for approval as appropriate.

Code of Conduct and Code of Ethics

We have adopted a code of conduct that applies to all of our Board members, officers, employees, interns and contractor, as well as third parties acting on behalf of the Company. The Audit Committee is responsible for reviewing the Company's ethics and compliance program and meets with the Head of Compliance on a periodic basis to review and discuss the Company's programs.

We have also adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our principal financial officer and principal accounting officer. Our Code of Conduct and Financial Code of Ethics are posted on the Investor Relations section of our website located at *investor.gendigital.com*, by clicking on "Governance Documents" under "Governance." Any amendments or waivers of our *Code of Conduct* and *Financial Code of Ethics* pertaining to a member of our Board or one of our executive officers will be disclosed on our website at the above-referenced address.

Insider Trading, Hedging and Pledging Policies

With limited exceptions, our Insider Trading Policy applies to all of our officers, employees, directors, consultants and contractors worldwide, and prohibits such persons, from (i) short-selling Gen securities, (ii) engaging in hedging transactions involving Gen stock-based derivative securities (e.g. prepaid variable forwards, equity swaps, exchange funds, collars and the like), (iii) buying or selling publicly traded options, (iv) holding Gen securities in a margin account or otherwise pledging Gen securities as collateral for a loan, and (v) having standing open orders with a broker to buy or sell Gen securities at a specified price for more than five business days; however, holding and exercising options or other derivative securities granted under Gen's stock option or equity incentive plans is not prohibited by this policy. Our policy also prohibits pledging Gen stock as collateral for a loan or holding company securities in a margin account. Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee. Since our settlement with Starboard Value LP in September 2018, we have agreed to waive these requirements with respect to certain forward contracts held by Starboard on a limited basis.

In addition, our Insider Trading Policy prohibits our officers, employees, directors, consultants and contractors worldwide from purchasing or selling Gen securities while in possession of material, nonpublic information. Rule 10b5-1 allows insiders to sell and diversify their holdings in our stock over a designated period by adopting prearranged stock trading plans at a time when they are not aware of material nonpublic information about us, and subsequently sell shares of our common stock in accordance with the terms of their stock trading plans without regard to whether or not they are in possession of material nonpublic information about Gen at the time of the sale. All Pre-Clearance Persons (consisting of the Company's directors, executive officers and designated senior employees, together with their family members and controlled entities) are strongly encouraged to trade using only Rule 10b5-1 plans that comply with applicable securities laws, but are not required to do so.

Stock Ownership Guidelines

Our Compensation and Leadership Development Committee adopted stock ownership guidelines to better align our non-employee directors' and Executive Leadership Team Members' interests with those of our stockholders. Our Executive Leadership Team Members consist of the Company's Chief Executive Officer, Chief Financial Officer, all other Section 16 officers and each member of the Chief Executive Officer's extended leadership team. Details of our directors' stock ownership guidelines are disclosed under "Director Stock Ownership Guidelines" on page 35, and details of our executive officers' stock ownership guidelines are disclosed under "Key Compensation and Governance Policies — Stock Ownership Guidelines" in the "Compensation Discussion & Analysis" section on page 68. The Compensation Committee determines the stock ownership guidelines and the Nominating and Governance Committee monitors compliance under such guidelines.

Stockholder Outreach and Engagement

We are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, and investor meetings and conferences.

During 2022, we completed investor outreach to 100% of our top 20 stockholders, and then further engaged with approximately 70% of our top 20 stockholders, representing approximately 42% of our outstanding capital stock. In these meetings, we discussed matters such as Gen's prospects, business model, corporate governance, and executive compensation programs and goal settings and metrics.







| Outreach to 100%
of our Top 20 Stockholders | Engaged with Approximately 70%
of our Top 20 Stockholders | Engaged with Approximately 42%
of our Outstanding Capital Stock |

Following these meetings, we shared stockholder feedback and trends and developments about corporate governance, environmental and social matters, executive compensation and other issues with our Board, our Compensation Committee and our Nominating and Governance Committee, as we seek to enhance our corporate governance and executive compensation program and improve our disclosures.

Additionally, accountability to our stockholders continues to be an important component of the Company's success. We take accountability seriously and seek feedback through stockholder engagement to understand investor views and preferences, including feedback relating to stockholder proposals. In 2022, we received an advisory proposal relating to termination pay. In response to the submission, we engaged with investors on this issue to better understand their concerns. Although the proposal received a moderate level of stockholder support at our 2022 Annual Meeting of Stockholders, a majority of our stockholders supported the Board's recommendation and voted against a change.

Following our discussions with investors and after considering the voting preferences of our stockholders, we determined not to make any changes to our corporate governance. We also determined it to be appropriate for the

FY23 compensation program to maintain many of the same elements as our FY22 compensation program, except our FY23 executive annual incentive plan also included a modifier based on DEI metrics, our CEO and President both received VCP equity grants, with certain additional stretch goals, and our President received certain equity grants in connection with his appointment as President and equity investment in Gen, as described in more detail below. We look forward to continued engagement and dialogue with our stockholders to better meet their needs and expectations.

Majority Vote Standard and Director Resignation Policy

Our Bylaws and Corporate Governance Guidelines provide for a majority voting standard for the election of directors. Under the majority vote standard, each nominee must be elected by a majority of the votes cast with respect to such nominee at any meeting for the election of directors at which a quorum is present. A "majority of the votes cast" means the votes cast "for" a nominee's election must exceed the votes cast "against" that nominee's election. A plurality voting standard will apply instead of the majority voting standard if: (i) a stockholder has provided us with notice of a nominee for director in accordance with our Bylaws; and (ii) that nomination has not been withdrawn as of 10 days before we first deliver proxy materials to stockholders.

To effectuate this policy with regard to incumbent directors, the Board will not nominate an incumbent director for re-election unless prior to such nomination the director has agreed to promptly tender a resignation if such director fails to receive a sufficient number of votes for re-election at the stockholder meeting with respect to which such nomination is made. Such resignation will be effective upon the earlier of (i) the Board's acceptance of such resignation or (ii) the 90th day after certification of the election results of the meeting; provided, however, that prior to the effectiveness of such resignation, the Board may reject such resignation and permit the director to withdraw such resignation.

If an incumbent director fails to receive the required vote for re-election, the Nominating and Governance Committee will act on an expedited basis to determine whether to recommend acceptance or rejection of the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board intends to act promptly on the Committee's recommendation and will decide to accept or reject such resignation and publicly disclose its decision within 90 days from the date of certification of the election results. The Nominating and Governance Committee and the Board may consider such factors they deem relevant in deciding whether to accept or reject a resignation tendered in accordance with this policy. The Board expects a director whose resignation is under consideration to abstain from participating in any decision regarding the resignation.

Proxy Access

Our Bylaws contain "proxy access" provisions which permit a stockholder, or a group of up to 50 stockholders, owning continuously for at least three years a number of shares of our common stock that constitutes at least 3% of our outstanding shares of common stock, to nominate and include in our proxy materials director nominees constituting up to the greater of two individuals or 20% of the Board, provided that the stockholder(s) and their nominee(s) satisfy the requirements specified in the Bylaws. Our Bylaws specifically allow funds under common management to be treated as a single stockholder, and permit share lending with a five-day recall. The bylaws do not contain any post-meeting holding requirements, do not have any limits on resubmission of failed nominees, and do not contain restrictions on third-party compensation.

Board Leadership Structure

As set forth in our Corporate Governance Guidelines, it is our general policy that the Chair of the Board should be independent. In the event that the Chair leaves the Board or ceases to be independent, the Board must appoint a new independent Chair from among the remaining independent directors within a reasonable amount of time. Currently, the roles of Chief Executive Officer and Chair are separate. Frank Dangeard currently serves as Chair of the Board.

The Board believes that separating the roles of Chief Executive Officer and Chair is the appropriate leadership structure for Gen because it results in an effective balancing of responsibilities, experience and perspectives that meets the current corporate governance needs and oversight responsibilities of the Board. The Board also believes that this structure allows our Chief Executive Officer to focus on executing Gen's strategic plan and managing Gen's operations and performance, while allowing the Chair of the Board to focus on the effectiveness of the Board and independent oversight of our senior management team.

The duties of the Chair of the Board and Chief Executive Officer are set forth in the table below:

Duties of the Chair of the Board	Duties of the CEO
- Sets the agenda of Board meetings - Presides over meetings of the full Board - Contributes to Board governance and Board processes - Communicates with all directors on key issues and concerns outside of Board meetings - Presides over meetings of stockholders - Leads executive sessions of independent directors	- Sets strategic direction for Gen - Creates and implements Gen's vision and mission - Leads the affairs of Gen, subject to the overall direction and supervision of the Board and its committees and subject to such powers as reserved by the Board and its committees

Board Independence

It is the policy of the Board and The Nasdaq Stock Market LLC's (Nasdaq) rules require that listed companies have a board of directors with at least a majority of independent directors, as defined under Nasdaq's Marketplace Rules. Currently, each member of our Board, other than any person serving on our Board who also serves as our CEO or President, is an independent director, and all standing committees of the Board are composed entirely of independent directors. The Nasdaq independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in certain types of transactions with the company. In addition, the Board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In making these determinations, the directors reviewed and discussed information provided by the directors and Gen with regard to each director's business and other activities as they may relate to Gen and our management, including the transactions referenced below in "Certain Related Person Transactions". In particular, in making an independence determination in the case of Mr. Baudis, the Board considered his directorship and minority ownership stake in Starship Enterprises, a.s., a Czech joint stock company (Starship), which leases a portion of an office building in Prague, Czech Republic to Gen. The Board determined that the transaction with Starship was undertaken in the ordinary course of business and on comparable lease terms that would be available from an unrelated third party, and that Mr. Baudis did not and does not have any direct involvement in our business relationship with Starship.

Based on this review and consistent with our independence criteria, the Board has affirmatively determined that the following directors, director nominees and former directors who served in fiscal 2023 are independent: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, Frank E. Dangeard, Nora M. Denzel, Peter A. Feld, Emily Heath, Kenneth Y. Hao and Sherrese M. Smith.

Change in Director Occupation

Our Corporate Governance Guidelines include a policy that our Board should consider whether a change in any director's professional responsibilities directly or indirectly impacts that person's ability to fulfill his or her directorship obligations. To facilitate the Board's consideration, all directors shall submit a resignation as a matter of course upon retirement, a change in employer, or other significant change in their professional roles and responsibilities. Such resignation may be accepted or rejected in the discretion of the Board.

Director Overboarding Limits

As set forth in our Corporate Governance Guidelines, it is the policy of the Board that given the demands of the duties undertaken by directors, directors should limit their participation to no more than five public company boards (including our Board) in order to ensure sufficient attention and availability to Gen's business. In addition, a director who is currently serving as an executive officer of a publicly traded company may serve on no more than two public company boards (excluding our Board). However, the Board recognizes that the demands of such participation may vary substantially and may deem an exception appropriate so long as the director maintains sufficient attention and availability to fulfill the director's duties to Gen and complies with Gen's conflict of interest policies.

Board and Committee Effectiveness and Evaluations

Board Effectiveness

It is important to Gen that our Board and its committees are performing effectively and in the best interests of Gen and its stockholders. The Nominating and Governance Committee reviews the size, composition and needs of the Board with established criteria to ensure the Board has the appropriate skills and expertise to effectively carry out its duties and responsibilities.

Board Onboarding and Education

When new directors join our Board, they participate in an onboarding program to learn about our industry, business, strategies, and policies. The onboarding program includes meetings with senior executives and other functional and operational leaders to discuss our business, strategy and operations, and our corporate functions, such as finance, technology, information systems and legal.

For continued education regarding our business and industry, we provide presentations by internal and external experts during Board meetings on topics such as technology inflections, industry trends, changes in the geopolitical and macroeconomic landscape, and the ESG landscape, with particular focus on the implications and impact to the Company. Our Board and Committees also regularly review developments in corporate governance to continue enhancing the Board's effectiveness. We encourage directors to participate in external continuing director education programs and provide reimbursement for expenses associated with this participation. Throughout the year, Board members also attend Company events. These interactions, along with meetings with leaders below the CEO Executive Leadership Team level throughout the year, provide directors additional visibility to provide oversight of the Company's culture, strategies, and operations.

Board Evaluations

In addition, an evaluation of the Board's and its committees' operations and performance is conducted annually by the Nominating and Governance Committee. Each year, the Nominating and Governance Committee, in consultation with our independent Board Chair, reviews and determines the design, scope, content, and execution of the evaluation process. We conduct board evaluations, including quantitative and qualitative assessments, which are regularly conducted by an outside third party. Changes are recommended by the Nominating and Governance Committee for approval by the full Board as appropriate.

Board's Role in Risk Oversight

The Board executes its risk management responsibility directly and through its committees.



**Board of Directors
Risk Management Responsibility**

Board Committees

Audit Committee	**Compensation and Leadership Development Committee**	**Nominating and Goverance Committee**	**Technology & Cybersecurity Committee**
• Oversees internal controls and disclosure controls. • Oversees enterprise risk management. • Oversees financial risk management and reporting. • Key liaison with external Auditor and Chief Compliance Officer. • Oversees business continuity and disaster preparedness planning.	• Oversees risk associated with compensation policies and practices. • Oversees executive development and succession. • Oversees Company benefits plans and programs. • Oversees Company's human capital.	• Oversees corporate governance procedures and policies. • Oversees Board compositions, nomination and evaluation. • Oversees Company ESG matters. • Oversees Company public policy and political activities and expenditures.	• Oversees Company's technology strategy, initiatives and investments. • Oversees Company's key cybersecurity information technology risks.

The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairs to the full Board during the Board meetings. The Board also, directly and through its committees, reviews and oversees our enterprise risk management (ERM) program, including critical enterprise risks over the short-, intermediate-, and long-term, and facilitates the incorporation of risk considerations into decision making across the Company. The Board considers specific risk topics in connection with strategic planning and other matters.

In addition, the Board participates in regular discussions with our senior management on many core subjects, including strategy, operations and finance, in which risk oversight is an inherent element. Our Global Business groups, Internal Audit, Enterprise Finance Reporting, Treasury, Data, Information Technology, Cybersecurity, Human Resources, Corporate Affairs, and Legal teams all provide input into this process and are responsible for the day-to-day monitoring, evaluating, reporting, and mitigating of their respective risk categories. From time to time, we also utilize industry information sources, such as professional services firms or subscription resources, to assess trends and benchmarking data relevant to our industry to assist in determining certain risk trends and changes. Management then develops response plans for risks categorized as requiring management focus based on performance indicators and monitors other identified risk areas. Management and our Internal Audit team provides reports on the risk portfolio and risk response efforts to senior management and to the Audit Committee.

The Board believes that its leadership structure facilitates the Board's oversight of risk management because it allows the Board, with leadership from the independent, non-executive Chair and each independent committee chair, to participate actively in the oversight of management's actions and facilitates appropriate risk response strategies at the Board, committee, and management levels. Further, this structure enables us to provide specialized attention to, and oversight of, key risk areas by aligning our unique set of committees with risk oversight in their individual areas of expertise. Throughout the year, the Board oversees its committees' and managements' ongoing risk oversight activities, and its committees escalate issues relating to risk oversight to the full Board, in a continuous effort to keep the Board adequately informed of developments that could affect the Company's risk profile or other aspects of our business.

The Board and its committees are also free to engage independent outside financial, legal and other advisors as they deem necessary to provide advice and counsel on various topics or issues, at Gen's expense, and are provided full access to our officers and employees.

Board's Role in Oversight of Company Strategy

One of the Board's most important responsibilities is collaborating with management to establish Gen's long-term strategy and then overseeing and providing guidance to management in the execution of the articulated strategy. Various elements of our strategy are discussed in depth at every quarterly Board meeting, with management providing the Board with an update on performance with an update on execution against short and longer-term elements of strategy. The Board also meets annually for a multi-day session where long-term strategy is the primary topic. While the full Board, with leadership of the Chair, has responsibility for overseeing overall company strategy, each of our key Committees provides input to the full Board on strategic and execution-oriented issues related to their respective areas of focus. The Board receives regular updates from the management team (including those below the executive level) regarding Gen's strategy and performance to inform its perspective on progress and ensure that it can effectively perform its oversight responsibilities.

Information Security and Risk Oversight

We maintain a comprehensive technology and cybersecurity program to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. Our Chief Information Security Officer (CISO) leads our cybersecurity program, which includes the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect these information assets.

The Technology and Cybersecurity Committee of the Board has direct oversight to the Company's (1) technology strategy, initiatives and investments and (2) key cybersecurity information technology risks against both internal and external threats. The Technology and Cybersecurity Committee is comprised entirely of independent directors, two of whom have significant work experience related to information security issues or oversight and meets and reports to the Board on a quarterly basis.

The Audit Committee, which is also comprised entirely of independent directors, considers cybersecurity information technology risks in connection with overseeing our enterprise risk management system, and reports to the Board on enterprise risk management matters on a quarterly basis. Management reports security instances to the Technology and Cybersecurity Committee and Audit Committee as appropriate. Additionally, our CISO attends each Technology and Cybersecurity Committee meeting and meets regularly with the Board of Directors or the Audit Committee of the Board of Directors to brief them on technology and information security matters.

Board's Role in Oversight of Human Capital Management

The Board has long recognized that our employees are one of our most important assets and is engaged with management on ensuring that Gen is an employer of choice for the most talented employees in our industry. While the full Board regularly discusses human capital management with regards to its role in overseeing our overall long-term strategy, our Compensation Committee has responsibility for overseeing human capital management. The Compensation Committee is tasked with overseeing specific initiatives on a regular basis.

Our Compensation Committee is responsible for, among other tasks:

- Overseeing compensation philosophies and incentive plans across our workforce with a focus on Executive Compensation & Retention; and
- Monitoring talent management and organizational effectiveness on a regular basis.

Our Compensation Committee also has regular touchpoints with management on the following topics:

- Employee engagement, performance management and culture; and
- Workforce demographics including diversity, equity and inclusion strategies and representation.

Environmental, Social and Governance (ESG)

Our commitment to ESG is a core component of our company 's purpose and mission. The Nominating and Governance Committee of our Board of Directors has oversight over the Company's ESG strategy, and our full Board of Directors receives a quarterly ESG update. This quarterly update includes performance data and program information across environmental stewardship, ethics, community investment, and more; progress made toward our ESG targets; and information on emerging ESG priorities. Additionally, as part of our ESG reporting process, we hold regular meetings with functional leaders to review our ESG disclosures. Our Leadership Team is highly engaged in our ESG efforts. Our Head of Corporate Responsibility and Government Affairs reports to our Chief Marketing Officer and meets quarterly with our CEO and Leadership Team and cross-functional ESG Working Group to review our strategy, progress, and program updates.

Building a brand centered on trust is critically important, and our focus on ESG helps us earn trust from customers, employees, investors and shareholders. As such, ESG topics are important to our business strategy:

- **Environment:** Protecting our planet is fundamental to ensuring a safe and sustainable future. We work to reduce greenhouse gas emissions from our operations through operational efficiencies, reduce the environmental footprint of our products across their lifecycle through innovative approaches to product development and packaging, promote high standards for environmental stewardship in our supply chain and engage with employees and environmental partners to amplify our work.

- **Social:** We are proud to support the communities where our team members live and work. Our community impact programs include employee volunteering and giving, product donations, signature programs that leverage our unique expertise in increasing digital safety literacy, and corporate philanthropic giving focused on digital safety education; environmental action; and disaster response. We also support diversity, equity, and inclusion and employee engagement. In fiscal 2023, we publicly disclosed our most recent US Equal Employment Opportunity Commission EEO-1 Component 1 Data Collection Report on our investor relations website located at Investor.GenDigital.com/governance/governance-documents.

- **Governance:** Governance covers many core operating principles overseen by the Nominating and Governance Committee of our Board. This committee has oversight of ESG issues and receives quarterly updates on topics such as diversity, ethics, environmental stewardship and community investment. We believe that our global culture of responsibility, and the positive contributions we make to the customers, employees, communities, and other stakeholders that we serve drives value for our business.

Our annual Social Impact Report can be found at Investor.GenDigital.com/ESG.

Board Structure and Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time. Agendas and topics for board and committee meetings are developed through discussions between management and members of the Board and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us, including the following:

- Reviewing annual and longer-term strategic and business plans;

- Reviewing key product, industry and competitive issues;

- Reviewing and determining the independence of our directors;

- Reviewing and determining the qualifications of directors to serve as members of committees, including the financial expertise of members of the Audit Committee;

- Selecting and approving director nominees;

- Selecting, evaluating and compensating the Chief Executive Officer;

- Reviewing and discussing succession planning for the senior management team, and for lower management levels to the extent appropriate;

- Reviewing and approving material investments or divestitures, strategic transactions and other significant transactions that are not in the ordinary course of business;

- Evaluating the performance of the Board;

- Overseeing our compliance with legal requirements and ethical standards; and

- Overseeing our financial results.

Executive Sessions

After each regularly scheduled Board meeting, the independent members of our Board hold a separate closed meeting, referred to as an "executive session." These executive sessions are used to discuss such topics as the independent directors deem necessary or appropriate. At least annually, the independent directors hold an executive session to evaluate the Chief Executive Officer's performance and compensation. Executive sessions of the Board are led by the independent, non-executive Chair.

Succession Planning

Our Board recognizes the importance of effective executive leadership to Gen's success and meets to discuss executive succession planning at least annually. Our Board develops and reviews emergency and long-term succession plans and evaluates succession candidates for the CEO and other senior leadership positions under both. The Board also oversees management's senior executive talent development plans, including ensuring that our succession candidates have regular interactions with the Board.

Attendance of Board Members at Annual Meetings

We encourage our directors to attend our annual meetings of stockholders. All eight of our directors standing for re-election attended our 2022 Annual Meeting of Stockholders.

The Board and Its Committees

There are four committees of the Board: the Audit Committee, the Compensation and Leadership Development Committee, the Nominating and Governance Committee, and the Technology and Cybersecurity Committee. The Board has delegated various responsibilities and authorities to these different committees, as described below and in the committee charters.

The Board committees regularly report on their activities and actions to the full Board. Each member of the Audit Committee, Compensation Committee, Nominating and Governance Committee and the Technology and Cybersecurity Committee was appointed by the Board. Each of the Board committees has a written charter approved by the Board and the key committee charters are available on our website at *investor.gendigital.com*, by clicking on "Governance Documents," under "Governance."

The following table shows the proposed composition of the Board and its committees, and other information, following the Annual Meeting. Current committee composition is provided in the text below the table.

	Age	Director Since	Independent	Diversity	Committee Memberships*				Other Public Boards**
					AC	CC	NGC	Tech	
Susan P. Barsamian Director	64	2019	✓	WD		Member	C	Member	2
Pavel Baudis Director	63	2022	✓					Member	0
Eric K. Brandt Director	61	2020	✓		C				3
Frank E. Dangeard Managing Partner, Harcourt	65	2007	✓		Member		Member		3
Nora M. Denzel Director	60	2019	✓	W	Member	Member		Member	2
Peter A. Feld Managing Member, Portfolio Manager and Head of Research, Starboard Value LP	44	2018	✓			C	Member		1
Emily Heath Director	49	2021	✓	WD	Member			C	0
Vincent Pilette Chief Executive Officer	51	2019							0
Sherrese M. Smith Managing Partner, Paul Hastings	51	2021	✓	WD			Member	Member	1
Ondrej Vlcek President	45	2022							0

Member   **C** = Chair
Committees: AC = Audit CC = Compensation and Leadership Development
Tech = Technology and Cybersecurity   W = Woman

NGC = Nominating and Governance
D = Underrepresented Community (Ethnic Diversity and/or LGBTQ+)

* Reflects our Board and committee composition following the Annual Meeting.

** Reflects membership on boards of companies publicly traded in the U.S.

During FY23, our Board held 7 meetings, the Audit Committee held 9 meetings, the Compensation Committee held 5 meetings, the Nominating and Governance Committee held 3 meetings and the Technology and Cybersecurity Committee held 3 meetings. During this time, no current directors attended fewer than 87% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which such director served during the period which such director served.

Audit Committee

Current Members

Our Audit Committee is currently comprised of Mr. Brandt, who is the chair, Memes. Denzel and Heath and Mr. Dangeard.

Independence

Our Board has unanimously determined that all Audit Committee members are independent as defined under current Nasdaq listing standards, and at least one member has financial sophistication as required pursuant to the Nasdaq listing standards.

In addition, our Board has unanimously determined that Mr. Brandt qualifies as an "audit committee financial expert" under U.S. Securities and Exchange Commission (SEC) rules and regulations.

Designation as an "audit committee financial expert" is an SEC disclosure requirement and does not impose any additional duties, obligations or liability on any person so designated.

Meetings

9 meetings during fiscal year 2023.

Our Audit Committee oversees Gen's accounting and financial reporting processes and the audits of our financial statements, including oversight of our systems of disclosure controls and internal control over financial reporting, compliance with legal and regulatory requirements, internal audit function and the appointment, retention and compensation of our independent auditors. Its duties and responsibilities include, among other things:

- Reviewing and discussing with Gen's independent auditor and management Gen's quarterly and annual financial statements, including any report or opinion by the independent auditors, and earnings releases.
- Reviewing the adequacy and effectiveness of Gen's accounting and financial reporting processes.
- Appointing and, if necessary, terminating any independent registered public accounting firm engaged by Gen.
- Reviewing and approving processes and procedures to ensure the continuing independence of Gen's independent auditors.
- Overseeing the internal audit function of Gen, including its independence and authority and the coordination of Gen's internal audit function with its independent auditors.
- Reviewing Gen's practices with respect to financial and enterprise risk identification, assessment, monitoring and risk management and mitigation.
- Reviewing Gen's business continuity and disaster preparedness planning.
- Reviewing any regulatory developments that could impact Gen's risk identification, assessment, monitoring and risk management and mitigation.
- Reviewing Gen's ethics compliance program, including policies and procedures for monitoring compliance, areas of compliance risk (including any material compliance issues and/or risk exposure) and the implementation and effectiveness of Gen's ethics and compliance program, and remediation plans developed by the Company to resolve any material compliance issues.
- Directing and supervising investigations into any matters within the scope of its duties.
- Retaining and terminating such auditors, outside counsel, experts, consultants and other advisors as it determines to be necessary or appropriate to perform its responsibilities.

Compensation and Leadership Development Committee

Current Members

Our Compensation Committee is currently comprised of Mr. Feld, who is the chair, and Memes. Barsamian and Denzel.

Independence

The Board has determined that each current member of the Compensation and Leadership Development Committee is, and each member of our Nominating and Corporate Governance Committee during fiscal year 2023 was, independent within the meaning of Nasdaq's Director independence standards.

Each member of the Compensation Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act of 1934 (Exchange Act).

Meetings

5 meetings during fiscal year 2023.

Our Compensation Committee oversees our compensation policies and practices so that they firmly align with the interests of our stockholders; encourage a focus on Gen's long-term success and performance; and incorporate sound corporate governance principles. It also oversees our human capital management practices and programs to attract, retain, and develop our executive officers. Its duties and responsibilities include, among other things:

- Reviewing Gen's executive and leadership development practices, which support Gen's ability to retain and develop the executive and leadership talent required to deliver against Gen's short term and long-term business strategies, including succession planning for the executive officers.

- Reviewing and overseeing Gen's human capital management policies, strategies and practices.

- Reviewing Gen's compensation policies, plans and programs to confirm they are: (i) designed to attract, motivate and retain talented executive officers; (ii) compensate the executive officers effectively in a manner consistent with the strategy of Gen and the interests of stockholders; (iii) consistent with a competitive framework; and (iv) support the achievement of Gen's overall financial results and individual contributions.

- Reviewing and recommending to the independent directors of our Board all compensation arrangements for our Chief Executive Officer.

- Determining stock ownership guidelines for our Board and executive officers.

- Reviewing Gen's overall compensation and benefits plans and programs.

- Administering our equity incentive and stock purchase plans.

- Reviewing and recommending to the Board compensation for non-employee members of the Board.

- Reviewing and approving policies and procedures relating to the perquisites of our executive officers.

- Reviewing Gen's compensation policies and practices, including non-executive programs, to confirm that such policies and practices are not reasonably likely to have a material adverse effect on Gen or encourage unnecessary risk-taking, and report the results of such review to the Board.

- Reviewing and making recommendations to the Board regarding company policies on recoupment of incentive-based compensation.

- Reviewing and making recommendations to the Board with respect to stockholder proposals and stockholder advisory votes related to executive compensation matters.

Nominating and Governance Committee

Current Members

Our Nominating and Governance Committee is currently comprised of Ms. Barsamian, who is the chair, and Ms. Smith and Messrs. Dangeard and Feld.

Independence

The Board has determined that each current member of the Nominating and Corporate Governance Committee is, and each member of our Nominating and Corporate Governance Committee during fiscal year 2023 was, independent within the meaning of Nasdaq's Director independence standards.

Meetings

3 meetings during fiscal year 2023.

Our Nominating and Governance Committee, Committee oversees the evaluation of the Board and its committees, oversees Gen's corporate governance procedures and policies, including with respect to ESG and public policy matters, and ensures that they represent best practices and are in the best interests of Gen and its stockholders, which includes establishing appropriate criteria for nominating qualified candidates to the Board. Its duties and responsibilities include, among other things:

- Establishing the criteria and determining the goal of developing a diversity of perspectives, backgrounds, experiences, knowledge and skills on the Board.

- Considering the size, composition and needs of the Board, determine future requirements and evaluate and recommending qualified candidates for election to the Board consistent with the established criteria to ensure the Board has the appropriate skills and expertise.

- Advising the Board on corporate governance matters and recommending to the Board appropriate or necessary actions to be taken by our company, the Board and the Board's committees.

- Identifying best corporate governance practices and developing and recommending to the Board a set of corporate governance guidelines applicable to our company.

- Reviewing and assessing the adequacy of our company's corporate governance policies, including this Committee's charter, Gen's Corporate Governance Guidelines and Code of Conduct, and recommending modifications to the Board as appropriate.

- Overseeing and reviewing Gen's policies and programs concerning: (i) public policy and (ii) political activities and expenditures, if any.

- Overseeing and reviewing Gen's programs, policies and practices and relevant risks and opportunities relating to environmental, social and governance issues and related disclosures, and making recommendations to the Board regarding the Company's overall strategy with respect to ESG matters.

- Monitoring compliance under the stock ownership guidelines as set by the Compensation Committee for the Board and executive officers.

- Implementing and overseeing the processes for evaluating the Board, its committees and the CEO on an annual basis and report the results of such evaluations, including any recommendations for proposed changes, to the Board.

- Overseeing the management of risks that may arise in connection with Gen's governance structures, processes and other matters set forth in the Nominating and Governance Committee's charter.

Technology and Cybersecurity Committee

Current Members

Our Technology and Cybersecurity Committee is currently comprised of Ms. Heath, who is the chair, and Memes. Barsamian, Denzel and Smith, and Mr. Baudis.

Meetings

3 meetings during fiscal year 2023.

Our Technology and Cybersecurity Committee assists our Board in its oversight of (i) the Company's technology and information systems, including with respect to strategies, objectives, capabilities, initiatives, policies and investments, (ii) management's responsibilities to regularly assess cybersecurity and privacy risks to the Company's technology and information systems, as well as to the confidential or personal information of the Company, its customers and its partners, and (iii) management's responsibilities with respect to the management of cybersecurity and privacy risk. Its duties and responsibilities include, among other things:

- Overseeing the quality and effectiveness of Gen's information security team, policies, procedures, controls and technologies, including, but not limited to, those related to enterprise privacy, data security and cybersecurity information technology risks.

- Providing advice to the Board on privacy-related matters.

- Reviewing and providing oversight on Gen's data footprint, policies and procedures, and strategy.

- Reviewing with management, Gen's disaster recovery capabilities.

- Overseeing Gen's technology strategy, initiatives and investments, including major innovation efforts and intellectual property rights obtained through partnerships and acquisitions.

- Monitoring the performance of Gen's technology development in support of its overall business strategy and advise on strategic technological focus.

- Overseeing the identification, monitoring, and evaluation of existing and emerging trends in technology that may affect Gen's strategic plans, including monitoring of overall industry trends, competitors and technologies in adjacent areas and providing guidance on these areas.

- Reviewing the key technical talent, skills, and organizational structure of Gen's workforce supporting its cybersecurity and technology efforts.

Director Nominations and Communication with Directors

Criteria for Nomination to the Board

The Nominating and Governance Committee will consider candidates submitted by Gen stockholders, as well as candidates recommended by directors and management, for nomination to the Board. The Nominating and Governance Committee has generally identified nominees based upon recommendations by outside directors, management and executive recruiting firms. The goal of the Nominating and Governance Committee is to assemble a Board that offers a diverse portfolio of perspectives, backgrounds, experiences, knowledge and skills derived from high-quality business and professional experience. The Nominating and Governance Committee annually reviews the appropriate skills and characteristics required of directors in the context of the current composition of the Board, our long-term business strategy and operating requirements and the long-term interests of our stockholders.

Criteria for Nomination to the Board
The key attributes, experience, and skills we consider important for our directors.

Cyber Safety, Technology Experience	Leadership Experience	Public Company Board Experience	Strategic Transformation Experience
As a Cyber Safety and technology company, having experience in cyber safety (including identity threat protection), consumer technology, privacy and related or emerging technologies, industry trends or regulatory shifts is useful in understanding our business and the market segments in which we compete, our research and development efforts, competing technologies, the various products and processes that we develop, and evolving customer requirements.	Directors who serve or have served as a public company CEO or in a senior leadership position, as a general manager of a business, or as the functional leader of a large scale sales, marketing or product development organization, including global operating expertise, are important to us, because they bring experience and perspective in analyzing, shaping and overseeing the execution of important strategic, operational and policy issues at a senior level.	Directors who have served on other public company boards can offer advice and insights with regard to the dynamics and operation of a board of directors, the relations of a board to the company's chief executive officer and other senior management personnel, the importance of public-company corporate governance, including oversight matters, strategic decisions and operational and compliance-related matters.	As Gen transitions into a comprehensive consumer Cyber Safety company that empowers and enables people to live their digital lives safely, we need leaders with experience successfully leading and navigating companies through business transformations.

Business Combinations and Partnerships Experience	Financial Experience	Sales, Marketing and Brand Management	Diversity
Directors who have a background in mergers and acquisitions and strategic partnership transactions can provide insight into developing and implementing strategies for growing our business through combining and/or partnering with other organizations and helping to evaluate operational integration plans.	Knowledge of financial markets, financing operations, complex financial management and accounting and financial reporting processes is important because it assists our directors in understanding, advising, and overseeing Gen's capital structure, financing and investing activities, financial reporting, and internal control of such activities.	Extensive career experience in consumer-focused sales management, marketing campaign management, marketing/advertising or public relations.	In addition to a diverse portfolio of professional background, experiences, knowledge and skills, the composition of the Board should reflect the benefits of diversity as to gender, race, ethnic, cultural and geographic backgrounds that reflect the composition of our global investors, customers, employees and partners.

The information provided under Proposal No. 1, "Election of Directors — Nominees for Director" below includes the key attributes, experience and skills of each of our director nominees that led to the conclusion that each director nominee should serve as a member of the Board at this time.

Process for Identifying and Evaluating Nominees

1
Identify the Candidate

- The Nominating and Governance Committee typically considers candidates by first evaluating the current members of the Board who intend to continue in service, balancing the value of continuity of service with that of obtaining new perspectives, skills and experience.

2
Confirm Candidate Qualifications

- If the Nominating and Governance Committee determines that an opening exists, it identifies the desired skills and experience of a new nominee, including the need to satisfy SEC and Nasdaq requirements.
- The Nominating and Governance Committee generally will evaluate each candidate based on the extent to which the candidate contributes to the range of talent, skill and expertise appropriate for the Board generally, as well as the candidate's integrity, business acumen, diversity, availability, independence of thought, and overall ability to represent the interests of Gen's stockholders.
- We do not have a formal written policy with regard to the consideration of diversity in identifying candidate. However, as discussed above, diversity is one of the numerous criteria the Nominating and Governance Committee reviews before recommending a candidate and we have consistently built a highly diverse Board that is recognized in the industry for its diversity.

3
Candidate Evaluation

- Any candidate to be considered for a position as a member of the Board shall:
  a) be an experienced person with strong business, technical and/or other skills relevant to the Company's business,
  b) have demonstrated the highest levels of ethics, integrity and values, and
  c) be willing to commit to diligently represent the long-term interests of the Company's stockholders in good faith.
- Although the Nominating and Governance Committee uses these and other criteria as appropriate to evaluate potential nominees, it has no stated minimum criteria for nominees.
- We have from time to time engaged, for a fee, a third-party independent search firm to identify and assist the Nominating and Governance Committee with identifying, evaluating and screening Board candidates for Gen and may do so in the future.

4
Committee Meeting and Discussion

- The Nominating and Governance Committee then meets to discuss and evaluate the skills and expertise of each candidate, both on an individual basis and taking into account input from the Board's ongoing succession planning process.

5
Board & Committee Approval

- Based on the results of the evaluation process, the Nominating and Governance Committee recommends candidates for our Board's approval as Director nominees for election to the Board. The Nominating and Governance Committee also recommends candidates for the Board's appointment to the committees of our Board.

6
Stockholder Vote

- Our stockholders annually vote upon each director's election. Eight of our current directors were elected by a majority of our stockholders at the 2022 Annual Meeting. At the 2023 Annual Meeting, all of our directors are up for election. Each director brings a diverse set of skills and perspectives that add significant value to our governance and oversight and in 2023, Gen was listed on Fortune's Modern Boards 25, a list of the most innovative board of directors among S&P 500 companies.

Stockholder Proposals for Nominees

The Nominating and Governance Committee will consider potential nominees properly submitted by stockholders. Stockholders seeking to do so should provide the information set forth in our corporate Bylaws regarding director nominations. The Nominating and Governance Committee will apply the same criteria for candidates proposed by stockholders as it does for candidates proposed by management or other directors.

To be considered for nomination by the Nominating and Governance Committee at next year's annual meeting of stockholders, submissions by stockholders must be submitted by mail and must be received by our Corporate Secretary no later than April 2, 2024 to ensure adequate time for meaningful consideration by the Nominating and Governance Committee. Each submission must include the following information:

- the full name and address of the candidate;
- the number of shares of Gen common stock beneficially owned by the candidate;
- a certification that the candidate consents to being named in the proxy statement and intends to serve on the Board if elected; and
- biographical information, including work experience during the past five years, other board positions, and educational background, such as is provided with respect to nominees in this proxy statement.

Information regarding requirements that must be followed by a stockholder who wishes to make a stockholder nomination for election to the Board for next year's annual meeting is described in this proxy statement under "Additional Information — Stockholder Proposals for the 2024 Annual Meeting."

Pursuant to the proxy access provisions of our Bylaws, an eligible stockholder or group of stockholders may nominate one or more director candidates to be included in our proxy materials. The nomination notice and other materials required by these provisions must be delivered or mailed to and received by our Corporate Secretary in writing between March 3, 2024 and April 2, 2024 (or, if the 2024 Annual Meeting is called for a date that is not within 30 calendar days of the anniversary of the date of the 2023 Annual Meeting, by the later of the close of business on the date that is 180 days prior to the date of the 2024 Annual Meeting or within 10 calendar days after our public announcement of the date of the 2024 Annual Meeting) to the Corporate Secretary at the address listed below. When submitting nominees for inclusion in our proxy materials pursuant to the proxy access provisions of our Bylaws, stockholders must follow the notice procedures and provide the information required therein.

Contacting the Board of Directors

Any stockholder who wishes to contact members of our Board may do so by mailing written communications to:


Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Corporate Secretary


Our Corporate Secretary will review all such correspondence and provide regular summaries to the Board or to individual directors, as relevant, will retain copies of such correspondence for at least six months, and make copies of such correspondence available to the Board or individual directors upon request. Any correspondence relating to accounting, internal controls or auditing matters will be handled in accordance with our policy regarding accounting complaints and concerns.

Proposal No. 1 — Election of Directors

THE BOARD RECOMMENDS A VOTE "*FOR*" THE ELECTION OF EACH OF THE TEN NOMINATED DIRECTORS.

At the recommendation of the Nominating and Governance Committee, the Board has nominated the following ten persons to serve as directors for the term beginning at the Annual Meeting on September 12, 2023: Susan P. Barsamian, Pavel Baudis, Eric K. Brandt, Frank E. Dangeard, Nora M. Denzel, Peter A. Feld, Emily Heath, Vincent Pilette, Sherrese M. Smith, and Ondrej Vlcek. Each director will be elected on an annual basis.

Unless proxy cards are otherwise marked, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this section. Proxies submitted to Gen cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by the Board. Alternatively, the Board may reduce the size of the Board. Each nominee has consented to serve as a director if elected, and the Board does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

Nominees for Director

The names of each nominee for director, their ages as of July 17, 2023, and other information about each nominee is shown below.

Name	Age	Principal Occupation	Director Since
Susan P. Barsamian	64	Director	2019
Pavel Baudis	63	Director	2022
Eric K. Brandt	61	Director	2020
Frank E. Dangeard	65	Managing Partner, Harcourt	2007
Nora M. Denzel	60	Director	2019
Peter A. Feld	44	Managing Member, Portfolio Manager and Head of Research, Starboard Value LP	2018
Emily Heath	49	Director	2021
Vincent Pilette	51	CEO	2019
Sherrese M. Smith	51	Managing Partner, Paul Hastings	2021
Ondrej Vlcek	45	President	2022

Susan P. Barsamian

Director
Age: 64



Director Since: 2009

Committee Memberships:
- Compensation
- Nominating & Governance (Chair)
- Technology and Cybersecurity

Other Current Public Boards:
- Box, Inc.
- Five9, Inc.

Other Public Boards in the Last Five Years:
- None

From 2006 to 2016, Ms. Barsamian served in various executive roles at Hewlett Packard including Chief Sales and Marketing Officer for Hewlett Packard Enterprise Software and General Manager of the Enterprise Cybersecurity Products business. Prior to joining Hewlett Packard, Ms. Barsamian was Vice President, Global Go-to-Market for high growth at Mercury Interactive, Senior Vice President Marketing for Critical Path and held various leadership roles at Verity where she was based in London for four years.

Ms. Barsamian serves on the board of directors of Box, Inc., a cloud content management company, Five9, Inc., a cloud contact center software company; and the Kansas State University Foundation. She also served on the Board of the National Action Council for Minorities in Engineering (NACME) from 2012 to 2017, including as Chairman of the Board from 2016 to 2017. She received a B.S. degree in Electrical Engineering from Kansas State University and completed post-graduate studies at the Swiss Federal Institute of Technology.

The Board believes Ms. Barsamian's qualifications to sit on our Board of Directors include her extensive technical, business, and leadership experience in the technology industry, including over 35 years of experience as an operating executive and her focus on enterprise software sales and global go-to-market strategies. She has served as an executive and board member for major cloud, computer and cybersecurity companies, and has operated in a broad range of roles from sales and marketing to product, research and development, and business operations. Ms. Barsamian also has experience serving as a public company outside director.

Pavel Baudis

Director
Age: 63



Director Since: 2022

Committee Memberships:
- Technology & Cybersecurity

Other Current Public Boards:
- None.

Other Public Boards in the Last Five Years:
- None.

Pavel Baudis co-founded Avast and served as one of Avast's Directors from the incorporation of AVAST Software a.s. in 2006 until 2014. In 1988, Mr. Baudis wrote the original software program from which Avast's current portfolio of security solutions has developed. Prior to co-founding Avast, Mr. Baudis was a graphics specialist at the Czech Computer Research Institute (VUMS). Mr. Baudis holds an MS in Information Technology from the Prague School of Chemical Engineering.

The Board believes Mr. Baudis's qualifications to sit on our Board of Directors include his extensive technical, business, cybersecurity, and leadership experience in the technology industry, including as a founder, director and an operating executive and his focus on enterprise software sales and global go-to-market strategies.

Eric K. Brandt

Director
Age: 61



Director Since: 2020

Committee Memberships:
- Audit (Chair)

Other Current Public Boards:
- Dentsply Sirona Inc.
- LAM Research Corporation
- The Macerich Company

Other Public Boards in the Last Five Years:
- Altaba Inc.

Eric K. Brandt served as the Executive Vice President and Chief Financial Officer of Broadcom Corporation, a global supplier of semiconductor devices, from February 2010 until February 2016, and he served as its Senior Vice President and Chief Financial Officer from March 2007 until February 2010 . From September 2005 until March 2007, Mr. Brandt served as CEO and President and member of the Board of Avanir Pharmaceuticals, Inc. Beginning in 1999, he held various positions at Allergan, Inc., a global specialty pharmaceutical company, including Executive Vice President of Finance and Technical Operations and Chief Financial Officer. Prior to joining Allergan, Mr. Brandt spent ten years with The Boston Consulting Group, a privately-held global business consulting firm, most recently serving as Vice President and Partner.

Mr. Brandt serves as the Chairman of the Board of Directors of Dentsply Sirona Inc., a dental product solutions company, and as a member of the Board of Directors of LAM Research Corporation, a semiconductor equipment company and The Macerich Company, a real estate investment trust. Mr. Brandt also previously served on the Board of Directors of Yahoo! Inc. from 2016 to 2017 and of Altaba Inc. (formerly Yahoo! Inc.) from 2017 to 2019.

The Board believes Mr. Brandt's qualifications to sit on our Board of Directors include his extensive leadership and management experience, including as an executive officer and director of multiple public companies, his broad financial skillset as a Chief Financial Officer, his experience overseeing and leading public companies through business combinations and strategic transformational events, and his expansive exposure to the innovation and technology sectors.

Frank E. Dangeard

Chair of the Board
Managing Partner, Harcourt
Age: 65



Director Since: 2007

Committee Memberships:
- Audit
- Nominating & Governance

Other Current Public Boards:
- NatWest Group plc (U.K.)
- IHS Towers limited (Cayman)
- Spear Investments, B.V. (the Netherlands)[1]

Other Public Boards in the Last Five Years:
- RPX Corp.

Frank E. Dangeard has been Chairman of the Board of Directors of Gen since December 2019 (and prior to that he served on the Board of directors of Symantec from January 2007 to November 2019). He is Managing Partner of Harcourt. From September 2004 to February 2008, he was Chairman and CEO of Thomson SA (France). From 2002 to September 2004, he was Deputy CEO of Orange S.A. (formerly France Télécom S.A. (France)). He joined Thomson SA (France) in 1997 as Deputy CEO and was appointed Vice Chairman in 2000. Prior to joining Thomson SA, Mr. Dangeard was Managing Director of SG Warburg & Co. Ltd. (U.K.) and Chairman of SG Warburg France. Before joining SG Warburg, Mr. Dangeard was a lawyer with Sullivan & Cromwell LLP in New York and London.

Mr. Dangeard also serves on the Board of Directors of the NatWest Group (ex. RBS Group, U.K.), IHS Towers limited (Cayman) and Spear Investments, N.V. (the Netherlands). He is Chairman of NatWest Markets (U.K.), the investment banking arm of NatWest Group. He graduated from the Ecole des Hautes Etudes Commerciales, the Paris Institut d'Etudes Politiques and from the Harvard Law School. Mr. Dangeard splits his time between Europe and the United States.

The Board believes Mr. Dangeard's qualifications to sit on our Board of Directors include his broad international experience in managing and leading media and technology companies, his significant experience holding executive officer positions, and his extensive public company board service.

---

[1]   Securities of Spear Investments, B.V. are traded on the Euronext Amsterdam stock exchange and IHS Towers is a subsidiary of IHS Holding Limited, which is traded on the New York Stock Exchange.

Nora M. Denzel

Director
Age: 60



Director Since: 2019

Committee Memberships:
- Audit
- Compensation
- Technology and Cybersecurity

Other Current Public Boards:
- Advanced Micro Devices, Inc.
- SUSE SA

Other Public Boards in the Last Five Years:
- Telefonaktiebolaget LM Ericsson (Sweden)
- Talend S.A.

Nora M. Denzel previously served as interim CEO of Outerwall Inc., an automated retail solutions provider, from January to August 2015. Prior to Outerwall, Ms. Denzel held senior executive management positions from February 2008 through August 2012 at Intuit Inc., a consumer/SMB cloud financial management software company, including Senior Vice President of Big Data, Social Design and Marketing and Senior Vice President and General Manager of the QuickBooks Employee Management business unit. From 2000 to 2006, Ms. Denzel held several executive level positions at HP Enterprise (formerly Hewlett-Packard Company), including Senior Vice President and General Manager, Software Global Business Unit from May 2002 to February 2006 and Vice President of Storage Organization from August 2000 to May 2002. Prior to that, Ms. Denzel held executive positions at Legato Systems Inc. and IBM Corporation.

Ms. Denzel serves on the Board of Directors of Advanced Micro Devices, Inc., and SUSE SA. She serves on the non-profit board of the National Association of Corporate Directors.

She holds a Master of Business Administration degree from Santa Clara University and a B.S. degree in Computer Science from the State University of New York. In addition, she holds an NACD Directorship Certification (NACD.DC).

The Board believes Ms. Denzel's qualifications to sit on our Board of Directors include her leadership, governance, risk management and technical experience that she gained as an executive officer of technology companies and as a director of both public and private company boards.

| **Peter A. Feld** | ***Director*** *Managing Member, Portfolio Manager and Head of Research, Starboard Value LP* **Age:** 44 |



Director Since: 2018

Committee Memberships:
- Compensation (Chair)
- Nominating and Governance

Other Current Public Boards:
- Green Dot Corporation

Other Public Boards in the Last Five Years:
- GCP Applied Technologies Inc. (Chair)
- Magellan Health, Inc.
- AECOM
- Marvell Technology Group Ltd.
- The Brink's Company
- Insperity, Inc.

Peter A. Feld has served as a Managing Member, Portfolio Manager and Head of Research of Starboard Value LP (Starboard) since April 2011. Prior to founding Starboard in 2011, Mr. Feld was a Managing Director and Head of Research at Ramius LLC for funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius in February 2005, Mr. Feld was an analyst in the Technology Investment Banking group at Banc of America Securities LLC.

Mr. Feld has served on the board of directors of Green Dot Corporation, a financial technology company, since March 2022. Mr. Feld previously served as a member of the boards of directors of GCP Applied Technologies, Inc., a technology company, from June 2020 until it was acquired by Compagnie de Saint-Gobain S.A. in September 2022; Magellan Health, Inc., a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022; AECOM, a multinational infrastructure firm, from November 2019 to June 2020; Marvell Technology Group Ltd., a storage, networking and connectivity semiconductor solutions company, from May 2016 to June 2018; The Brink's Company, a global leader in security-related services, from January 2016 to November 2017; Insperity, Inc., an industry-leading HR services provider, from March 2015 to June 2017; Darden Restaurants, Inc., a full-service restaurant company, from October 2014 to September 2015; Tessera Technologies, Inc. (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014; and Integrated Device Technology, Inc., a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a B.A. degree in Economics from Tufts University

The Board believes Mr. Feld's qualifications to sit on our Board of Directors include his broad experience as a director serving on other public company boards, significant financial expertise in the technology sector, and business acumen that includes advising multiple companies through various transformational experiences and business combinations.

Emily Heath

Director
Age: 49



Director Since: 2021

Committee Memberships:

- Audit
- Technology and Cybersecurity (Chair)

Other Current Public Boards:

- None

Other Public Boards in the Last Five Years:

- None

Emily Heath has served as a General Partner of Cyberstarts, a venture capital firm, since February 2023. Previously, from August 2022, she served as a Board Advisor and Chief Product Marketing Officer for Cyberstarts. She served as Senior Vice President, Chief Trust and Security Officer at DocuSign, Inc. from October 2019 through March 2022. Prior to that, Ms. Heath served as Vice President, Chief Information Security Officer at United Airlines, Inc. from February 2017 through October 2019. Before joining United Airlines, Ms. Heath held numerous positions at AECOM, an infrastructure consulting firm, from 2013 through 2017, most recently as its Vice President, Chief Information Security Officer. Ms. Heath is a former Detective with the British Police where she led investigations into large scale investment frauds, identity theft and money laundering cases, working with London's Serious Fraud Office, the FBI and the SEC.

Ms. Heath currently serves on the Board of Directors of LogicGate, Inc., a private cloud-based governance, risk and compliance management company and Wiz, a private cloud security company.

She went to school in the United Kingdom and is trained in multiple areas of investigations, risk and security.

The Board believes Ms. Heath's qualifications to sit on our Board of Directors include her depth of knowledge and experience regarding cybersecurity and broad international exposure in the innovation and technology sectors. She has held various senior leadership positions in public companies and has significant experience managing teams that oversee cybersecurity and data privacy issues.

Vincent Pilette

CEO & Director
Age: 51



Director Since: 2019

Committee Memberships:

- None

Other Current Public Boards:

- None

Other Public Boards in the Last Five Years:

- None

In 2019, Mr. Pilette was appointed CEO of NortonLifeLock, renamed Gen in 2022 after the acquisition of Avast. As CEO, Mr. Pilette led the separation of the consumer assets of Symantec and their transformation into NortonLifelock, the global leader in consumer Cyber Safety. Mr. Pilette directed and implemented the strategy that led to the acquisition of Avast and the formation of Gen.

Prior to joining Gen in May 2019, Mr. Pilette served as Chief Financial Officer of Logitech International S.A. (Switzerland), a consumer electronics company listed on the Nasdaq Global Market and the SIX Swiss Exchange, from September 2013 to May 2019.

Mr. Pilette has substantial expertise at technology companies with over 20 years of senior operating and management experience in the Technology sector, including additional positions at Electronics For Imaging, and Hewlett-Packard in the U.S. and EMEA.

Mr. Pilette currently serves on the board of directors of SonicWall, a privately held software company in the cyber security space. Mr. Pilette holds an M.S. in engineering and business from Université Catholique de Louvain in Belgium and an M.B.A. from Kellogg School of Management at Northwestern University in Chicago.

The Board believes Mr. Pilette's qualifications to sit on our Board of Directors include his depth of knowledge and experience regarding Gen, its business and its strategic business combinations and ongoing transformation. He has also substantial expertise at technology companies and has held various executive officer and leadership positions within multiple public companies. Further, he has broad international exposure and innovation and technology experience, and his business acumen and knowledge are invaluable to our Board of Directors.

Sherrese M. Smith

Director
Managing Partner, Paul Hastings LLC
Age: 51



Director Since: 2021

Committee Memberships:
- Nominating & Governance
- Technology and Cybersecurity

Other Current Public Boards:
- Cable One, Inc.

Other Public Boards in the Last Five Years:
- None

Sherrese Smith has served as a corporate partner at Paul Hastings LLP, a global law firm, since 2013, where she is a member of the firm's media, technology and telecommunications practice and currently serves as Managing Partner, where she helps direct the growth, management, and strategy of the firm. She previously served as Vice-Chair of the firm's data privacy and cybersecurity practice. Ms. Smith is known as one of the country's preeminent Data Privacy and Cybersecurity and Media and Technology attorneys. Ms. Smith regularly counsels companies on complex transactional and regulatory issues, including data privacy and cybersecurity and breach response issues across various jurisdictions (including the U.S., E.U., and Asia). Mr. Smith is also renowned for superior advisement on crisis issues and, as a result, is regularly sought after by corporate board members and the C-suite. Prior to joining Paul Hastings, Ms. Smith served as Chief Counsel to Chairman Julius Genachowski at the Federal Communications Commission from 2009 to 2013, before which she was Vice President and General Counsel of Washington Post Digital and served in various other leadership positions from 2002 to 2009.

Ms. Smith also currently serves as a member of the Board of Directors of Cable One, Inc., a broadband communications provider.

She is also a member of the Northwestern University's Law School board, a member of the University of Maryland's Journalism School board as well as American's Public Television Stations executive board. Ms. Smith holds a bachelor's degree in Finance from the University of South Carolina and a Juris Doctor from the Northwestern University Pritzker School of Law.

The Board believes Ms. Smith's qualifications to sit on our Board of Directors include her extensive management and leadership experience, broad exposure to cybersecurity matters, experience as a director serving on other public company boards, reputation for her business acumen, and her extensive experience advising on media, data privacy, and technology matters.

Ondrej Vlcek

President and Director
Age: 45



Director Since: 2022

Other Current Public Boards:
- None.

Other Public Boards in the Last Five Years:
- None.

Ondrej Vlcek previously served as CEO of Avast from July 2019 until September 2022, having also served as President of Avast Consumer, the largest business within the company, and directed the development of Avast's artificial intelligence-based cloud security network. Mr. Vlcek was also a key member of the executive team that took the company public on the London Stock Exchange in May 2018.

Previously, he held the combined position of Executive Vice-President & General Manager, Consumer, and Chief Technology Officer at Avast from 2014 to 2018. In this role, he led Avast's transformation from a traditional PC antivirus vendor to the leading provider of a full portfolio of protection, privacy, and performance products for consumers.

Prior to that, Mr. Vlcek was chief developer, heading the team that developed one of the first ever antivirus programs for Windows. Mr. Vlcek holds an MS in Mathematics from Czech Technical University in Prague. He is a recognized industry speaker having delivered keynotes at several high-profile events including RSA, Web Summit, Black Hat and SXSW.

The Board believes Mr. Vlcek's qualifications include his extensive technical, business, and leadership experience in the technology industry and his depth of knowledge and experience regarding Avast products. He also has significant experience as a leader during strategic transformations in large company's lifecycles. The Board believes his extensive management experience, broad international exposure and emerging market experience and innovation and technology experience, including through his service as Chief Executive Officer of technology companies, make him a valuable member of our Board.

Board Diversity Matrix*

Total Number of Directors		10
Gender:	**Male**	**Female**
Number of directors based on gender identity	6	4
Number of directors who identify in any of the categories below:		
African American or Black	0	1
Asian	0	1
White	6	2
LGBTQ+	1	

*   Based on our current Board composition as of July 17, 2023.

Director Compensation

Director Compensation Highlights

- Fees for committee service and service on the Board
- Emphasis on equity in the overall compensation mix
- Full-value equity grants with time-based vesting
- No performance-based equity award
- Robust stock ownership guideline
- Stockholder approved annual limit on non-employee director compensation
- Policies prohibiting hedging and pledging by our directors

The policy of the Board is that the compensation for independent directors should be a mix of cash and equity-based compensation. Gen does not pay employee directors for Board service in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other compensatory fees from Gen for their services. The Compensation Committee, which consists solely of independent directors, has the primary responsibility to review and consider any revisions to director compensation.

Fiscal Year 2023 Director Compensation Changes

In June 2022, in accordance with the recommendation of the Compensation Committee, and based on input from its compensation consultant, the Board amended and restated our non-employee director compensation policy for FY23 to increase our Independent Chair cash retainer from $75,000 to $100,000 to better reflect market practice and to appropriately compensate our Chair for his time, commitment, and contributions to the Board and to require vesting for director fees and RSUs.

Annual Fees: Pursuant to our amended and restated non-employee director compensation policy, non-employee directors were entitled to the following cash retainers for FY23.

2023 Annual Retainers:

All Non-Employee Directors	$ 50,000
Independent Chair	$100,000
Audit Committee Chair	$ 15,000
Compensation Committee Chair	$ 15,000
Nominating and Governance Committee Chair	$ 10,000
Technology and Cybersecurity Committee Chair	$ 10,000
Audit Committee Membership	$ 15,000
Compensation Committee Membership	$ 10,000
Nominating and Governance Committee Membership	$ 5,000
Technology and Cybersecurity Committee Membership	$ 5,000

Committee chairs are entitled to receive the committee membership retainer in addition to the committee chair retainer.

Such retainers are earned in equal portions quarterly on December 1st, March 1st, June 1st and September 1st, subject to the director's service through each such date. Directors who join Gen after the beginning of the fiscal year receive a prorated cash payment in respect of their annual retainer fee and fees.

Each non-employee director can also elect to receive his or her annual retainer fee in the form of restricted stock units (RSUs) covering whole shares in lieu of cash payments, which will be granted on the date of the Annual Meeting of Stockholders immediately following such election (or on the date of appointment for new non-employee directors who join the Board between annual meetings) and which will vest on the same dates as the cash retainers.

Annual Equity Awards. Pursuant to our amended and restated non-employee director compensation policy, beginning in FY23, on the date of each annual meeting of stockholders, each non-employee director is entitled to receive an annual award of RSUs having a fair market value on the grant date equal to $260,000, which will vest 100% on the earlier of the first anniversary of the date of grant and the next annual meeting of stockholders, subject to the director's continued service through the vesting date. The amount of such grants will be prorated for directors who are appointed between annual meeting of stockholders.

Change in Control. In the event of a change in control, all unearned cash fees and unvested RSU awards granted to non-employee directors under the non-employee director compensation policy will accelerate in full.

Gap Period. On the date of the 2022 Annual Meeting of Stockholders, each non-employee director serving on the Board during the period from the first day of FY23 to the date of the 2022 Annual Meeting of Stockholders (such period, the Gap Period) was also entitled to receive a prorated annual cash retainer fee equal to $20,833, prorated committee fees, and fully vested whole shares with a fair market value on the grant date equal to $108,833 to compensate such directors for their service on the Board during the Gap Period. Non-employee directors could elect to receive fully vested whole shares on the date of the 2022 Annual Meeting of Stockholders in lieu of cash for their prorated annual cash retainer fee.

Stock-Approved Limited on Non-Employee Directors Compensation. Our stockholder approved 2013 Plan also provides that the aggregate value of all compensation paid or granted, as applicable, to any individual for service as a non-employee director of our Board of Directors with respect to any fiscal year, including awards granted under the 2013 Plan and cash fees paid by us to such non-employee director, will not exceed $900,000 in total value.

Director Stock Ownership Guidelines: The Compensation Committee adopted the following stock ownership guidelines for our non-employee directors to better align our directors' interests with those of our stockholders:

- Directors must maintain a minimum holding of company stock with a fair market value equal to ten times (10x) such director's total annual cash retainer;

- In the event the annual retainer (or any portion thereof) is paid to a non-employee director in equity instead of cash, the value of such annual retainer for purposes of calculating the minimum holding requirement means the grant date fair value of the annual equity award (or applicable portion thereof);

- New directors will have five years to reach the minimum holding level; and

- Notwithstanding the foregoing, directors may sell enough shares to cover their income tax liability on vested grants.

The stock ownership information for each of our directors is shown under the heading "Security Ownership of Certain Beneficial Owners and Management" on page 47 of this proxy statement. As of June 15, 2023, all our directors had either met their stock ownership requirement or had remaining time to do so.

Fiscal 2023 Director Compensation

The following table provides information for FY23 compensation for all of our current non-employee directors:

	Fees Earned or Paid in Cash ($)[1][2]	Stock Awards ($)[3]	Total ($)
Susan P. Barsamian	98,333	368,806	467,139
Pavel Baudis[4]	25,000	259,988	284,988
Eric K. Brandt	73,333	368,806	442,139
Frank E. Dangeard	180,833	368,806	549,639
Nora M. Denzel	73,333	368,806	442,139
Peter A. Feld	98,333	368,806	467,139
Kenneth Y. Hao[5]	20,851	108,817	129,668
Emily Heath	98,333	368,806	467,139
Sherrese M. Smith	79,999	368,806	448,805

(1) Represents (i) non-employee director annual retainer and committee fees earned in four equal quarterly installments on September 1, 2022, March 1, 2023, June 1, 2023 and September 1, 2023, respectively, and (ii) non-employee director prorated retainer and committee fees for the Gap Period that were fully earned on September 13, 2022.

(2) In lieu of cash, certain non-employee directors (Ms. Barsamian, Mr. Dangeard, Mr. Feld, Ms. Heath, and Ms. Smith) elected to receive their (i) annual retainer fee of $50,000 in the form of 2,302 RSUs, which were granted on September 13, 2022, with a per share fair value of $21.72 and an aggregate grant date fair value of $49,999, and which vest in four equal quarterly installments on December 1, 2022, March 1, 2023, June 1, 2023 and September 1, 2023, respectively, and (ii) prorated retainer fee of $20,833 for the Gap Period in the form of 959 shares of stock, which were granted on September 13, 2022, with a per share fair value of $21.72 and aggregate grant date fair value of $20,829, and which were fully vested at the time of grant. The aggregate grant date fair value was calculated in accordance with FASB ASC Topic 718. To the extent that the value of the retainer exceeded the fair value of the RSUs and shares granted, the difference was awarded in the form of cash.

(3) Amounts shown in this column reflect the aggregate grant date fair value of the following awards, calculated in accordance with FASB ASC Topic 718: (i) an annual award granted to each non-employee director (excluding Mr. Hao) for 11,970 RSUs on September 13, 2022, with a per share fair value of $21.72 and an aggregate grant date fair value of $259,988, and which vest 100% on September 12, 2023 (the date of our

2023 Annual Meeting of Stockholders), and (ii) a Gap Period award granted to each non-employee director (excluding Mr. Baudis) for 5,010 shares of stock on September 13, 2022, with a per share fair value of $21.72 and an aggregate grant date fair value of $108,817, and which were fully vested at the time of grant. As of March 31, 2022, each non-employee director held the following number of outstanding and unvested RSUs:

	Number of RSUs Outstanding and Unvested (#)
Susan P. Barsamian	13,121
Pavel Baudis[4]	11,970
Eric K. Brandt	11,970
Frank E. Dangeard	13,121
Nora M. Denzel	11,970
Peter A. Feld	13,121
Kenneth Y. Hao[5]	—
Emily Heath	13,121
Sherrese M. Smith	13,121

(4)   Mr. Baudis joined the Board on September 13, 2022 and the Technology and Cybersecurity Committee on March 21, 2023.

(5)   Mr. Hao did not stand for re-election and retired from the Board, effective September 13, 2022, which was the date of the 2022 Annual Meeting of Stockholders.

Certain Changes Beginning in Fiscal Year 2024

In June 2023, in accordance with the recommendation of the Compensation Committee, and based on input from its compensation consultant, the Board approved certain changes to our non-employee director compensation policy for fiscal year 2024 (FY24) to increase our Nominating and Governance Committee Chair and member cash retainers. For FY24, the Nominating and Governance Committee Chair cash retainer was increased from $10,000 to $12,500, and the cash retainer paid to each member of the Nominating and Governance Committee was increased from $5,000 to $7,500, in each case, to better reflect market practice and to appropriately compensate our Nominating and Governance Committee Chair and members for their time, commitment and contributions to the Board.

A full description of updates to our non-employee director compensation policy beginning with FY24 will be provided in our proxy statement in respect of FY24.

> **THE BOARD RECOMMENDS A VOTE *"FOR"* THE ELECTION OF EACH OF THE TEN NOMINATED DIRECTORS.**

Proposal No. 2—Ratification of Appointment of Independent Registered Public Accounting Firm

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

The Audit Committee has appointed KPMG LLP (KPMG) as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for fiscal year 2024. As a matter of good corporate governance, the Audit Committee has decided to submit its selection of independent audit firm to stockholders for ratification. If this appointment of KPMG is not ratified by a majority of the shares of common stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will review its future selection of KPMG as our independent registered public accounting firm.

The Audit Committee first approved KPMG as our independent auditors in September 2002, and KPMG audited our financial statements for FY23. Representatives of KPMG are expected to attend the Annual Meeting with the opportunity to make a statement and respond to appropriate questions from stockholders present at the Annual Meeting with respect to this proposal.

Principal Accountant Fees and Services

We regularly review the services and fees from our independent registered public accounting firm, KPMG. These services and fees are also reviewed with the Audit Committee annually. In accordance with standard policy, KPMG periodically rotates the individuals who are responsible for our audit. Our Audit Committee has determined that the providing of certain non-audit services, as described below, is compatible with maintaining the independence of KPMG.

In addition to performing the audit of our consolidated financial statements, KPMG provided various other services during fiscal years 2023 and 2022. Our Audit Committee has determined that KPMG's provisioning of these services, which are described below, does not impair KPMG's independence from Gen. The aggregate fees billed for fiscal years 2023 and 2022 for each of the following categories of services are as follows:

Fees Billed to Gen	FY23	FY22
Audit fees[1]	$7,904,033	$5,395,309
Audit related fees[2]	$ —	$ 122,000
Tax fees[3]	$ 20,668	$ 102,852
All other fees[4]	$ —	$ 362,000
Total fees	$7,924,701	$5,982,161

The categories in the above table have the definitions assigned under Item 9 of Schedule 14A promulgated under the Exchange Act, and these categories include the following components:

(1) "Audit fees" include fees for audit services principally related to the year-end examination and the quarterly reviews of our consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, audit services performed in connection with our acquisitions and divestitures and statutory audit fees.

(2) "Audit related fees" include fees, which are for assurance and related services other than those included in Audit fees.

(3)   "Tax fees" include fees for tax compliance and advice.

(4)   "All other fees" include fees for all other non-audit services, principally for services in relation to certain information technology audits.

An accounting firm other than KPMG performs supplemental internal audit services for Gen. Another accounting firm provides the majority of Gen's outside tax services.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

All of the services relating to the fees described in the table above were approved by the Audit Committee.

Proposal No. 3—Advisory Vote to Approve Executive Compensation

THE BOARD RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 3

In accordance with Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to Gen Digital Inc.'s named executive officers, as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules, including the Compensation Discussion & Analysis, compensation tables and narrative discussion, is hereby approved."

As described more fully in the Compensation Discussion & Analysis section of this proxy statement, we believe our named executive officers are compensated in a manner consistent with our pay-for-performance philosophy and corporate governance best practices.

We believe that our compensation program balances the interests of all of our constituencies — our stockholders, our executive officers, the remainder of our employee base, our business partners and our community — by, among other things, focusing on achievement of corporate objectives, attracting and retaining highly-qualified executive management and maximizing stockholder value. We encourage you to read the Compensation Discussion & Analysis, compensation tables and narrative discussion related to executive compensation in this proxy statement.

The vote to approve the compensation of our named executive officers is advisory and, therefore, not binding. Although the vote is non-binding, the Compensation Committee and the Board value your opinion and will consider the outcome of the vote in establishing its compensation philosophy and making future compensation decisions. Our current policy is to hold such an advisory vote each year, and we expect to hold another such advisory vote at the 2024 Annual Meeting of Stockholders.

Proposal No. 4—Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

THE BOARD RECOMMENDS A VOTE TO HOLD FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION EVERY "ONE YEAR" UNDER PROPOSAL NO. 4

In accordance with Section 14A of the Exchange Act, stockholders are entitled to cast an advisory vote on how frequently the Company should hold future advisory votes on the compensation of our named executive officers. Stockholders may indicate whether they would prefer to have future advisory votes on executive compensation every year, every two years, every three years or abstain from voting on this proposal.

Our prior say-on-frequency vote occurred in 2017. At the 2017 Annual Meeting, our stockholders agreed with the Board's recommendation that advisory votes on executive compensation should occur every year. After careful consideration, the Board recommends continuing to hold future advisory votes on compensation of our named executive officers annually. Our Board believes that holding a vote every year is the most appropriate option because (i) it would enable our stockholders to provide us with input regarding the compensation of our named executive officers on a timely basis; and (ii) it is consistent with our practice of frequently engaging with our stockholders, and obtaining their input, on our corporate governance matters and our executive compensation philosophy, policies and practices. The frequency with which future advisory votes on compensation of our named executive officers are held is advisory, and therefore not binding. Although the vote is non-binding, the Compensation Committee and the Board value your opinion and will consider the outcome of the vote in establishing the frequency with which the advisory vote on compensation of our named executive officers will be held in the future. We expect to hold another advisory vote with respect to how frequently we should hold future advisory votes on the compensation of our named executive officers at the 2029 Annual Meeting of Stockholders.

Proposal No. 5 — Stockholder Proposal Regarding Shareholder Ratification of Termination Pay

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" PROPOSAL NO. 5.

John Chevedden, on behalf of Kenneth Steiner (the Proponent), has notified us that he intends to present the following proposal at the Annual Meeting and that Mr. Steiner owns the requisite number of Gen shares.

For the reasons set forth by Gen in the section titled "Company Statement in Opposition" following the Proponent's Proposal and supporting statement, Gen recommends a vote AGAINST the Proponent's Proposal. The Board and Gen accept no responsibility for the proposal and supporting statement.

Proposal 5 — Shareholder Ratification of Termination Pay



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes lump-sum payments; payments offsetting tax liabilities, perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon. This proposal gives management maximum flexibility because it places no limit on termination pay. Elevated termination pay simply needs to be subject to a nonbinding shareholder vote.

Generous performance-based pay can be ok but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target bonus better aligns management pay with shareholder interests.

For instance, at one company, which does not have this policy, if the CEO is terminated, he could receive $44 million in termination pay — over 10 times his base salary plus short-term bonus. The same person could receive a whopping $124 million in accelerated equity payouts in the event of a change in control, even if he remained employed.

This proposal topic won our 38% support in 2022. Meanwhile from early 2022 to early 2023 our stock declined from $29 to $21.

It is in the best interest of Gen Digital shareholders and the morale of Gen Digital employees, who do not get golden parachutes, to be protected from such lavish management termination packages for a few top Gen Digital executives.

Proposals like this proposal received between 51% and 65% support at:

AbbVie (ABBV)
FedEx (FDX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
Fiserv (FISV)

Please vote yes:

Shareholder Ratification of Termination Pay — Proposal 5

Our Board of Directors' Statement in Opposition to Proposal No. 5

Gen's board of directors (Board) unanimously recommends a vote "AGAINST" the stockholder proposal.

The Board has considered the stockholder proposal and, for the reasons described below, believes that the proposal is not in the best interests of Gen and its stockholders.

As disclosed elsewhere in this Proxy Statement, we maintain policies and practices with respect to the post-termination compensation of our executives, which align with governance best practices. The following discussion highlights these policies and practices, including the fact that we already prohibit cash severance payments exceeding 2.99 times base salary plus annual bonus without first seeking stockholder approval. As such, the Board believes the limitations the Proponent seeks to impose with his proposal are unnecessary in light of long-standing policies and practices of the Board and the Compensation and Leadership Development Committee (the Compensation Committee) and would unduly restrict their ability to design appropriate pay packages and address specific circumstances.

Cash severance payments for executive officers are already limited to less than 2.99 times base salary plus annual bonus.

Our Corporate Governance Guidelines reflect the Compensation Committee's long-standing, self-imposed limit on cash severance benefits as a multiple of an executive officer's annual base salary plus target bonus. As a result, we will not enter into any new employment agreement, severance agreement or similar arrangement with any of our executive officers, or establish any new severance plan or policy covering any of our executive officers, that, in each case, provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus, without first seeking stockholder approval of such agreement, plan, policy or arrangement.

The Proponent states that stockholders need protection from "lavish management termination packages for a few top Gen Digital employees," suggesting we have such termination packages without identifying a single instance thereof. In fact, our existing executive severance plans in which our executive officers participate provide for much lower levels of cash severance payments than the Compensation Committee's now-formalized limit or the limit the Proponent seeks to impose. Please see the section entitled "Executive Compensation and Related Information — Potential Payments Upon Termination or Change-In-Control" for more information regarding the payments that are provided for under these severance plans.

The proposal's limits on equity compensation go too far.

The Proponent seeks to restrict the acceleration of vesting of equity awards in connection with a termination of service by including the value of this benefit in the amount of "severance or termination payments" to be applied against the limit. However, our stockholders have already voted on and given the Board and the Compensation Committee full discretion to act in the best interests of the Company and its shareholders when accelerating vesting of equity awards under our equity compensation plan. We believe that approval of our 2013 Equity Incentive Plan (2013 Plan) indicates that stockholders recognize that the Board and Compensation Committee need the flexibility to design and approve appropriate pay packages and address specific circumstances, as further outlined below.

Our stockholders approved an equity compensation plan that allows for acceleration of outstanding equity awards in connection with a change in control or death or disability.

The 2013 Plan, which was most recently approved by our stockholders with 92% of the votes cast at our 2022 Annual Meeting of Stockholders, allows the board of directors and the Compensation Committee to provide for the acceleration of outstanding equity awards in connection with a change in control.

In accordance with these provisions, the Board has adopted the Gen Digital Inc. Executive Retention Plan (Executive Retention Plan), which provides for the acceleration of equity awards in the event that an executive officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control. The Board and the Compensation Committee believes that this change in control severance benefit, which is also used by a substantial majority of public companies, encourages executives to remain with the Company during a potential change in control, which further aligns their interests with those of our stockholders when evaluating any such potential transaction.

Similarly, while the award agreements covering all of our performance-based and time-based restricted stock units provide for acceleration in the event of death or disability, such provisions are permitted under our stockholder approved 2013 Plan and are consistent with the practice of many of our peers and encourage our employees to remain employed with the Company.

Further, when we next submit our 2013 Plan to our stockholders for approval, we intend to amend our 2013 Plan to further clarify the circumstances in which equity awards may be accelerated in the event of a qualifying termination (including in connection with a change of control) and request that stockholders approve such provisions, as amended.

The proposal could create increased risk for stockholders and create a misalignment between our executives and our stockholders during a change-in-control transaction.

The proposal would significantly limit the Board's and the Compensation Committee's flexibility to provide reasonable assurance to our senior executives that they could realize the full expected value of their previously granted equity awards even if a change-of-control transaction were completed. Without this incentive to retain senior executives during a potential change in control, our ability to deliver maximum stockholder value in such a transaction could be impaired. The risk of job loss following a change in control, coupled with a limit on the value that may be realized from previously granted equity awards, may present an unnecessary distraction for our senior executives and could lead them to begin seeking new employment while a transaction is being negotiated or is pending.

The Executive Retention Plan is designed to avoid distractions and potential conflicts of interest that could otherwise arise when a potential change-in-control transaction is being considered. It permits our leadership team to remain focused on protecting stockholder interests and maximizing stockholder value. If the potential change-of-control transaction is in the best interests of our stockholders, our executive officers should be motivated to focus their full energy on pursuing this alternative, even if it is likely to result in the termination of their employment.

By including long-term equity incentive awards in the calculation of the proposed limit on "severance or termination benefits," the proposal discourages the use of long-term equity incentive awards, which are tied to maximizing long-term stockholder value and help us to recruit and retain executive talent.

The proposal could potentially trigger a stockholder approval requirement in order for our senior executives to realize the full value of their previously granted equity awards. Since calling a special meeting of stockholders to obtain stockholder approval of such accelerated vesting would be expensive and impractical, the Board and the Compensation Committee believe the proposal would have the effect of discouraging the use of long-term equity incentive awards and would directly conflict with the objectives of our executive compensation program. It could also have an adverse impact on our ability to recruit and retain executive talent, as it would put us at a competitive disadvantage against other companies, who do not face similar restrictions or uncertainty regarding their ability to offer termination protection.

Our long-term incentive compensation, paid in the form of performance-based and time-based restricted stock units, is designed to focus our executive officers on increasing stockholder value and to incentivize their contribution to our long-term growth and performance. The use of performance-based restricted stock units ensures that the amount of long-term incentive compensation granted is tied directly to both increases in stockholder value and the achievement of critically important multi-year performance objectives. Because their value is tied to our stock price, time-based restricted stock units strongly support the objectives of ensuring that pay is aligned with changes in stockholder value and creating commonality of interest between our executives and stockholders. Due to the multi-year performance and/or vesting requirements, all of our long-term incentives support the goal of retaining our key executives. Equity awards, which are predominantly performance-based, comprise a significant portion of our executives' total compensation and are granted and accepted with the expectation that the executives will be given a fair opportunity to realize the full value of these awards.

The proposal is unnecessary because stockholders already have opportunities to express their approval of our post- termination compensation policies.

Each of our executive officers is an at-will employee and as such, does not have an individually negotiated severance arrangement. Our existing plans and policies governing post-termination compensation for executives are fully described in our proxy statement each year under "Executive Compensation and Related Information — Potential Payments Upon Termination or Change-In-Control" and, as such, stockholders have the opportunity to address those practices through our annual advisory vote on executive compensation. In addition, in the event of any merger, acquisition or other similar event, stockholders would have a further opportunity to express their views on any compensation to our named executive officers in connection with that transaction.

Additionally, our stockholders voted against a substantially similar proposal that was included in our proxy materials for the 2022 Annual Meeting of Stockholders. The substantially similar proposal only received 38% support from our stockholders.

In sum, our Board believes that our current executive compensation policies and practices, including our plans and policies governing post-termination compensation, are reasonable, appropriate and effectively align the interests of our executives with those of our stockholders. Adoption of this proposal could create a misalignment between those interests and prevent us from effectively recruiting, motivating and retaining critical talent, and therefore would not be in the best interests of our stockholders.

Vote Required

This Proposal No. 5 is advisory in nature and would constitute a recommendation to our Board if it is approved by stockholders. The affirmative vote of a majority of the stock having voting power present in person or represented by proxy and entitled to vote is required to approve this Proposal No. 5. Unless you indicate otherwise, your proxy will be voted "AGAINST" this proposal.

For the foregoing reasons, the Board unanimously believes that this proposal is not in the best interests of Gen or our stockholders and recommends that you vote "AGAINST" Proposal No. 5.

**PROXIES RECEIVED BY GEN WILL BE VOTED "*AGAINST*"
THIS PROPOSAL UNLESS OTHERWISE INSTRUCTED.**

Our Executive Officers

The names, ages and positions of our executive officers on July 17, 2023 are shown below.

Name	Age	Position
Vincent Pilette	51	Chief Executive Officer
Natalie M. Derse	45	Chief Financial Officer
Bryan Ko	52	Chief Legal Officer, Secretary and Head of Corporate Development
Ondrej Vlcek	45	President and Director

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship between any of the directors or executive officers and any other director or executive officer of Gen.

For information regarding Mr. Pilette and Mr. Vlcek, please refer to Proposal No. 1, "Election of Directors" above.

Ms. Derse has served as our Chief Financial Officer since July 2020. Ms. Derse previously served in numerous financial capacities with eBay, Inc., a global commerce marketplace, from July 2011 through July 2020, most recently as its Vice President and Chief Financial Officer, Global Product, Platform, Payments, Risk and Trust and previously as Vice President of Finance, Chief Audit Executive, Vice President, CFO Americas, Vice President, Americas Business Operations & General Manager Rest of Americas, and Senior Director, Global FP&A. Prior to joining eBay, Ms. Derse served in a variety of capacities at Stanley Black & Decker, Inc., a manufacturer of hand and power tools, from February 2008 through July 2011. Before that, Ms. Derse spent over ten years in numerous financial roles with General Electric Company, a global digital industrial company. Ms. Derse holds a Bachelor of Science degree in finance from the University of Dayton, Ohio.

Mr. Ko has served as our Chief Legal Officer, Secretary and Head of Corporate Affairs since January 2020. Before joining Gen, Mr. Ko served as Logitech International's general counsel, corporate secretary and head of corporate development from January 2015 through January 2020. Prior to joining Logitech, he was general counsel and corporate secretary for Fuhu, Inc., a late-stage startup in 2014. From 2000 to 2014, he served in a variety of legal roles at Electronics For Imaging, Inc., including the last six years as general counsel and vice president of strategic relations. Prior to joining EFI, Bryan was an associate at Shearman & Sterling in the firm's Mergers & Acquisitions and Real Property groups. He received his M.B.A. and Bachelor of Arts degrees from UC Berkeley and his J.D. from Rutgers University School of Law.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of July 17, 2023, with respect to the beneficial ownership of Gen common stock by (i) each stockholder known by Gen to be the beneficial owner of more than 5% of Gen common stock, (ii) each current member of the Board or director nominee, (iii) the named executive officers of Gen included in the Summary Compensation Table appearing on page 75 of this Proxy Statement and (iv) all current executive officers and directors of Gen as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Percentage ownership is based on 639,416,231 shares of Gen common stock outstanding as of July 17, 2023. Shares of common stock subject to restricted stock units vesting on or before September 15, 2023 (within 60 days of July 17, 2023) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person but are not treated as outstanding for purposes of computing the percentage ownership of others.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281.

Five Percent Owners of Common Stock

Name and Mailing Address	Shares Beneficially Owned	
	Number	Percent
Vanguard Group Inc.[1] PO Box 2600, V26, Valley Forge, PA 19482-2600	67,934,185	10.6%
BlackRock, Inc.[2] 55 East 52nd Street, New York, NY 10055	61,729,736	9.7%
PaBa Software s.r.o.[3]	49,816,185	7.8%

(1) Based solely on a Schedule 13F-HR filing made by The Vanguard Group on May 15, 2023.

(2) Based solely on a Schedule 13F-HR filing made by Blackrock, Inc. on May 12, 2023.

(3) Based solely on a Schedule 13D filing made on July 28, 2023 by Mr. Baudis, as the sole owner of PaBa Software s.r.o. (PaBa Software), and who is deemed to have full voting and dispositive power. The mailing address of PaBa Software and business address of Pavel Baudis are located at Brabcova 1159/2, 147 00 Prague 4, Czech Republic.

Security Ownership of Executive Officers and Directors

Name	Shares Beneficially Owned	
	Number	**Percent**
Pavel Baudis[(1)]	49,816,185	7.8%
Peter A. Feld[(2)]	18,974,715	3.0%
Ondrej Vlcek[(3)]	4,006,559	*
Vincent Pilette[(4)]	1,664,920	*
Bryan S. Ko	271,025	*
Natalie M. Derse	182,633	*
Frank E. Dangeard	149,172	*
Susan P. Barsamian[(5)]	55,139	*
Eric K. Brandt[(6)]	34,336	*
Nora M. Denzel	31,158	*
Sherrese M. Smith	22,945	*
Emily Heath	22,456	*
All Current Directors and Executive Officers as a Group (12 Persons)	75,231,243	11.8%

* Less than 1%

(1) The shares shown as beneficially owned by Mr. Baudis include 49,816,185 shares beneficially owned by PaBa Software s.r.o., of which Mr. Baudis exercises voting and dispositive power.

(2) Includes 18,914,794 shares of common stock beneficially owned by Starboard Value LP and its affiliates. Mr. Feld is a Managing Member, Portfolio Manager and the Head of Research of Starboard Value LP and may be deemed to share voting and dispositive power over these shares. This stockholder's address is 777 Third Avenue, New York, New York 10017.

(3) Includes 302,001 shares of common stock held by the Vlcek Family Foundation for which Mr. Vlcek exercises voting and dispositive power.

(4) Includes 103,000 shares held by the VPJW Revocable Trust and 517,477 shares held by the VPJW Exempt Gift Trust, both for which Mr. Pilette exercises voting and dispositive power.

(5) Shares held by the Romans-Barsamian Revocable Trust for which Ms. Barsamian exercises voting and dispositive power.

(6) Shares held by The Brandt Family Trust for which Mr. Brandt exercises voting and dispositive power.

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act requires Gen's directors, executive officers and any persons who own more than 10% of Gen's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC.

Based solely on its review of the Section 16(a) forms that were filed with the SEC and the written representations of its directors and executive officers, Gen believes that all of its executive officers and directors filed the required reports on a timely basis under Section 16(a), except for Ondrej Vlcek, who filed a late Form 4 on September 20, 2022 to report one transaction regarding the direct purchase of common stock, which occurred on September 15, 2022.

Executive Compensation and Related Information

Compensation Discussion & Analysis

This compensation discussion and analysis (CD&A) provides an overview of our executive compensation philosophy, our fiscal year 2023 (FY23) executive compensation program, and the FY23 compensation decisions made by the Compensation Leadership and Development Committee (Compensation Committee) with respect to the executive officers who are identified in the "Summary Compensation Table" below (NEOs):

NEOs

Named Executive Officer	Title
Vincent Pilette	Chief Executive Officer (CEO)
Ondrej Vlcek	President
Natalie Derse	Chief Financial Officer (CFO)
Bryan Ko	Chief Legal Officer, Corporate Secretary and Head of Corporate Affairs

Executive Compensation Summary

About Gen

We are a global company powering Digital Freedom with a family of trusted consumer brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. Our core Cyber Safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. We have built a technology platform that brings together software and service capabilities within these three categories into a comprehensive and easy-to-use integrated platform across our brands. We bring award-winning technology, products and services in cybersecurity, privacy and identity protection to approximately 500 million users in more than 150 countries so they can live their digital lives safely, privately, and confidently today and for generations to come.

On September 12, 2022, we completed the merger with Avast (the Avast Merger), a global leader of digital security and privacy headquartered in Prague, Czech Republic. In connection with the Avast Merger, we changed our company name from NortonLifeLock, Inc. to Gen Digital Inc. (Gen) and appointed Ondrej Vlcek, Avast's Chief Executive Officer, to be our President and to serve as a member of our Board of Directors (Board). We created the position of President to ensure proper oversight over our combined company and to further advance our product portfolio.

We believe that the Avast Merger, with strong leadership, effective integration and disciplined execution, will allow Gen to accelerate its transformation of consumer Cyber Safety. We also believe that the combined strengths of Gen have created increased reach and capabilities combined with a broader and complementary product portfolio, which span beyond core security, into identity and privacy, and towards adjacent trust-based solutions.

FY23 Executive Compensation at a Glance

In connection with the Avast Merger, our Compensation Committee approved an executive compensation program that was intended to drive long-term value creation for our combined company and our stockholders and reward actual performance for both short-term and long-term objectives, with commensurate payouts for extraordinary performance. Specifically, in setting the annual compensation of our CEO and determining the initial compensation of our new

President, our Board approved their inclusion in our pre-existing Value Creation Program (VCP), with 100% of their VCP awards earned based on absolute and relative share price appreciation over the long-term. We also considered the importance of diversity, equity, and inclusion as our employee population grew both by number and footprint, and our Compensation Committee incorporated diversity-related metrics for the first time into our annual incentive plan. As described in more detail below, the equity grants made pursuant to the VCP to our CEO and President are earned only to the extent that we achieve extraordinary performance, which is represented through aggressive stock price and relative total shareholder return (TSR) goals. As of the date of this proxy statement, none of the equity grants made under the VCP to our NEOs have vested nor would they have any realizable value at our share price as of the date of this proxy statement.

Our Compensation Philosophy

Drive Business Success	Our executive compensation program is designed to drive our success as a market leader in cybersecurity, privacy, and identity.
Pay for Performance	Our focus is to reward for outstanding company and individual performance, team success, and quantitative results that drive our short- and long-term company objectives; we aim to closely align the majority of our executive officers' overall target total compensation via long-term performance-based incentives.
Attract and Retain	We aim to attract and retain high performing and talented executive officers while maximizing long-term stockholder value.
Balancing and Aligning Interests with Stockholders	Equity awards with multi-year vesting and performance requirements help align our executive officers' pay with the creation of long-term shareholder return. In addition, we are sensitive to how equity investments will impact our cost structure and stockholder dilution.

Pay for Performance Alignment

In FY23, we successfully integrated Avast and NortonLifelock and delivered another year of profitable growth as we saw most of our key financial metrics increase due to contributions from Avast, including double digit increases in revenue and operating income on both a GAAP and non-GAAP basis, as reflected in the table below. Our decrease in cash flow was largely attributable to the completion of the Avast Merger and certain strategic transactions related to the repayment of debt and the continuation of our stock repurchase program as described in more detail below.



Net Revenues
(in millions; GAAP)
$2,796
$3,338
FY22
FY23
EPS
(GAAP)
$1.41
$2.16
EPS
(Non-GAAP)
$1.75
$1.81
Operating Margin
(GAAP)
36.0%
36.8%
Operating Margin
(Non-GAAP, total company)
53.0%
54.9%
Cash Flow from Operations
(in millions; GAAP)
$974
$757

We also generally saw strong results with respect to our key performance metrics with the Avast Merger, as we saw increases in direct customer count and bookings. While our retention rate and average revenue per user (ARPU) were down after accounting for the results of the combined company, this decrease was largely due to our baselines for these metrics being reset as Avast's portfolio did not include Identity Protection offerings and its retention rate reflected a broader geographic customer base and focus on emerging markets relative to NortonLifeLock.



Bookings Growth
(USD)
8%
17%
FY22
FY23
Bookings Growth
(Constant currency)
8%
22%
Direct Customer Count
(in millions)
24.4
38.2
Retention Rate
(Unit Based)
84%
76%
ARPU
(Monthly)
$8.63
$7.10

Continuing to improve off those baselines was one of the many opportunities the Avast Merger presented, and we have made and continue to make improvements. In the two quarters since the closing of the Avast Merger, we have increased our overall annual ARPU by $3 and our overall retention rate by one point, a testament of the increased value we are providing our customers with our expanded product portfolio offerings.

In addition, we have undertaken a number of actions to return capital to shareholders and increase shareholder value, including repurchasing 40 million shares of our common stock for an aggregate amount of $904 million, and paying a total of $314 million in quarterly dividends to stockholders.

We believe that the compensation received by our NEOs for FY23 reflects our performance and accomplishments this past year as well as the rigor of our performance goals. The following table presents a summary of the performance-based components of our FY23 executive compensation program and FY23 compensation decisions related to prior fiscal year compensation programs.

Component[1]	Metric	Achievement of target or application of modifier	Executive Officer Funding
FY23 Executive Annual Incentive Plan (EAIP)	FY23 non-GAAP operating income threshold goal, which must be achieved prior to any payout	**124.0%**	**Goal Achieved**
	FY23 bookings growth	**99.2%**	77%
	DEI modifier (applied after determining payout based on FY23 bookings growth)	✓	**+10%**
FY23 Performance-based Restricted Stock Units	50% based on 3-year total shareholder return (TSR) relative to the Nasdaq Composite Index	NA	NA
	50% based on average bookings growth and average non-GAAP operating margin >50%	NA	NA
FY21 Performance-based Restricted Stock Units[2]	50% based on 3-year TSR relative to the Nasdaq Composite Index	**60.5% Rank**	**142%**
	50% based on CAGR for revenue	**263.3%**	**200%**
Value Creation Program (VCP) Performance-based Restricted Stock Units	Share price appreciation targets, subject to applicable TSR gates relative to the Nasdaq Composite Index, measured through the end of FY26	**0% to date**	**0% to date**

(1)   Please see discussion in the CD&A section of this proxy statement below for more detail regarding how these metrics are calculated. We excluded any discussion of PRUs granted in prior fiscal years for which no compensation decisions were made in FY23 or based on FY23 performance.

(2)   Achievement certified by the Compensation Committee following the end of FY23.

Say-On-Pay and Stockholder Engagement

At our 2022 Annual Meeting of Stockholders, the vote on the fiscal year 2022 (FY22) compensation of our NEOs passed with approximately 89% of the votes cast (excluding abstentions).

In addition to our annual "say-on-pay" vote, we are committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Gen to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through quarterly earnings presentations, SEC filings (including the Annual Report and Proxy Statement), the Annual Meeting, and investor meetings and conferences. During 2022, we reached out to all of our top 20 stockholders, and ultimately engaged with 14 stockholders, who represented in the aggregate over 42% of our outstanding capital stock. In these meetings, we discussed matters such as Gen's prospects, business model, corporate governance, and executive compensation programs, plan design, and goal setting. Following these meetings, we shared stockholder feedback and trends and developments about corporate governance matters with our Board.

Following such discussions and after considering the voting preferences of our stockholders, we determined it to be appropriate for the FY23 compensation program to maintain many of the same elements as our FY22 compensation program, except: (i) our FY23 executive annual incentive plan included a modifier based on DEI metrics, (ii) our CEO and President both received VCP equity grants on the same terms as those previously made to our other NEOs during FY22 except for the inclusion of an additional stretch goal and that the entirety of their VCP awards were performance-based with no RSUs awarded, and (iii) our President received certain equity grants in connection with his appointment as President and his considerable equity investment in Gen and agreed to not sell any shares of Gen common stock held by him and his foundation for a three-year period, as described in more detail below.

At Gen, we have an open line of communication with our stockholders and investors and continue to engage them for feedback on our programs.

Our Executive Compensation Program Continues to Reflect Best Governance Practices

Our Compensation Committee designed our FY23 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do

✓ **At risk pay**	The majority of pay for our CEO and other NEOs is at risk and/or performance-based.
✓ **Link to results**	Our short-term incentive compensation is linked directly to our financial results and may be modified by performance against certain DEI metrics. A significant portion of our long-term incentive compensation is linked directly to multi-year financial results and relative TSR.
✓ **Predetermined goals**	We reward performance that meets our short- and long-term predetermined goals.
✓ **Capped payouts**	We cap payouts under our incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
✓ **Peer group**	We have a relevant peer group and reevaluate the peer group annually.
✓ **Ownership guidelines**	We have robust stock ownership guidelines for our executive officers and directors.
✓ **Clawback policy**	We have a comprehensive "clawback" policy, applicable to all performance-based compensation granted to our executive officers.
✓ **Double-trigger acceleration**	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
✓ **Capped severance**	We do not provide for any potential cash severance payments that exceed more than 1x our executive officers' base salary and target bonus, and we maintain a policy requiring stockholder approval of any cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus.
✓ **Independent consultant**	Our Compensation Committee retains an independent compensation consultant.
✓ **Say-on-pay**	We hold an annual advisory vote on named executive officer compensation.
✓ **Stockholder engagement**	We seek feedback on executive compensation through stockholder engagement.
✓ **Minimum vesting**	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do

⊘	**No performance, no pay**	We do not pay performance-based cash or equity awards for unsatisfied performance goals.
⊘	**No minimum payouts**	Our compensation plans do not have minimum guaranteed payout levels.
⊘	**No automatic increases**	We do not provide for automatic salary increases or equity award grants in offer letters or employment agreements.
⊘	**No short sales, hedging**	With very limited exceptions, we do not permit short-sales, hedging or pledging of our stock.
⊘	**No golden parachutes**	We do not provide "golden parachute" excise tax gross-ups.
⊘	**No excessive severance**	We do not provide excessive severance payments.
⊘	**No SERPs**	We do not provide executive pension plans or SERPs.
⊘	**No excessive perks**	We do not provide excessive perquisites.
⊘	**No repricing**	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.
⊘	**No unvested dividends**	We do not permit the payment of dividend or dividend equivalents on unvested equity awards.

Compensation Components

FY23 Component	Form of Compensation	Performance Period	Metrics and Performance Criteria	Details
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO (or Compensation Committee for CEO changes).	Page 58
Executive Annual Incentive Plan	Cash	Annual	Bookings growth with non-GAAP operating income as a threshold goal and subject to a DEI modifier.	Page 58
Annual Equity Incentive Awards	Performance-based Restricted Stock Unit (PRUs)	Vests at the end of a three-year period	50% of PRUs vest in full at end of FY25 based on achievement of our 3-year relative TSR versus the Nasdaq Composite Index.	Page 61
			50% of PRUs vest in full at end of FY25 based on average bookings growth and average non-GAAP operating margin >50% over a multi-year period.	
	Restricted Stock Unit (RSUs)	Vests annually over three years	Service and time-based vesting.	Page 64
Value Creation Program (VCP) Equity Incentive Awards (CEO and President only)	100% PRUs	Vests at the end of FY26	Vests in full at end of FY26 based on achievement of certain challenging share price appreciation targets, ranging from $35 to $60 per share, over the performance period, subject to performance gates related to our relative TSR versus the Nasdaq Composite Index.	Page 65
Investment Match Stock Award (President only)	100% RSUs	Cliff vests at the end of a three-year period	100% cliff vests at the end of a three-year period, subject to our President and his foundation not selling any of their Gen common stock during this period.	Page 67

Appropriate Pay Mix

Our FY23 compensation philosophy is designed around "pay-for-performance" so that a large portion of our NEOs' total target direct compensation is "at-risk" and/or performance-based. In determining the mix of the various reward elements and the value of each component, the Compensation Committee considered the executive's role, the competitiveness of the market for executive talent, company performance, individual performance, internal pay equity, historical compensation and retention concerns. Executive officers generally have a greater portion of their compensation at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence Gen's performance.

From time to time, special business conditions, such as a highly competitive talent market and acquisitions that create unique business needs, may warrant additional compensation, such as equity awards to properly incentivize and retain executive officers.

As illustrated by the following charts, for FY23, approximately 96% of our current CEO's annual target total direct compensation was at-risk and approximately 81% is performance-based, and on average approximately 88% of our other named executive officers' annual target total direct compensation opportunity was at-risk, and approximately 63% is performance-based.

FY23 Total Direct Compensation Mix CEO*



- Performance-Based 81% ● At-Risk Compensation 96%
- Base Salary 4% ● FY23 EAIP 5% ● PRUs 76% ● RSUs 15%

FY23 Total Direct Compensation Mix NEOs except CEO*



- Performance-Based 63% ● At-Risk Compensation 88%
- Base Salary 12% ● FY23 EAIP 10% ● PRUs 53% ● RSUs 25%

*   Excludes Mr. Vlcek, as he joined Gen in September 2022 in connection with the Avast Merger. PRUs in the case of our CEO include VCP awards, as these were granted as part of his annual award cycle. EAIP is reflected at target and does not reflect the actual payout. PRUs and RSUs are reflected at their grant date fair value.

CEO Compensation and Performance Alignment

The Compensation Committee takes seriously its responsibility to maintain appropriate pay for performance alignment. We set rigorous short- and long-term incentive goals and use equity awards to ensure executive compensation is aligned with stockholder value creation, as illustrated in the chart below, which shows the relationship between our CEO's target compensation and his realizable pay for FY23.



CEO Target Pay v. CEO Realizable Pay

*   "Target Pay" is the sum of (a) our CEO's salary rate for FY23, (b) his FY23 target annual cash incentive award opportunity, and (c) the grant date fair value of his long-term incentive compensation awards granted in FY23.

**   "Realizable Pay" is the sum of (a) our CEO's salary earned for FY23, (b) his annual incentive award earned for FY23, (c) the value of his RSUs granted in FY23, are valued based on our closing stock price on March 31, 2023, the last trading day of FY23, multiplied by the number of unvested RSUs, and (d) the value of PRUs granted in FY23 are valued based on the number of shares that would have been earned based on actual results through March 31, 2023, multiplied by our closing stock price on March 31, 2023. For this purpose, the value of the VCP PRUs granted in FY23, have been valued at $0 given that the stock price target goals have yet to be achieved.

Base Salary

Philosophy	Provide fixed compensation to attract and retain key executives.
Considerations	Salary reviewed and set annually by the Compensation Committee.
	Role and responsibilities (including with respect to the combined company), past and anticipated future contributions, positioning relative to our compensation peer group, internal pay equity and our overall salary budget.
	Annual review by CEO for other executives.

Annual Cash Incentive Award

Philosophy	Establish appropriate, market competitive, short-term performance measures to help drive future growth and profitability, and support accountability and progress towards our DEI goals.
	Reward achievement of short-term performance measures consistent with financial plan and DEI strategy.
Target Amount Considerations	Role and responsibilities (including with respect to the combined company), past and anticipated future contributions, positioning relative to our compensation peer group and internal pay equity.
	Desired market position for each NEO.
Award Design Considerations	We believe these program metrics strongly correlate with stockholder value creation, are transparent to investors, balance growth and profitability, and reflect our mission to increase global representation of our underrepresented groups at all levels.
	These metrics are established based on a range of inputs, including short-term growth objectives for our products, external market economic conditions, the competitive environment, our internal budgets and market expectations, and our talent management strategy.
	Financial and operating performance payout curves set to substantially drive increased customer subscriptions and profit in accordance with our FY23 financial plan.
	DEI goals were intended to be clear and actionable and intended to drive accountability at the management level.
Performance Conditions	Bookings growth targets subject to non-GAAP operating income threshold goal, with a modifier (+/- 10%) based on progress towards multi-year DEI goals.
	See Annex A for the definition of bookings and a reconciliation of non-GAAP operating income to GAAP operating income.

Annual Equity Incentive Awards

Philosophy	Establish appropriate, market competitive, performance measures to substantially drive future short- and long-term growth and profitability.
	Multi-year vesting and performance requirements help align our NEOs' pay with the creation of long-term shareholder return.
	Provide meaningful and appropriate incentives for our long-term success to attract and retain talent in a highly competitive market.
	Reward NEOs for creating stockholder value over the long term.
Grant Mix	Equity awards are a mix of PRUs and RSUs, with PRUs comprising the majority.
Target Amount Considerations	NEO's role and responsibilities (including with respect to the combined company), past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity and gains recognizable by the NEO from equity awards made in prior years.
Award Design Consideration	NEOs should be incentivized to drive long-term financial performance, including share price appreciation.
	Metrics should align with long-term financial and operational goals and balance top-line growth with profitability.
	There should be a relative performance measure that should reflect representation of the potential opportunity cost of investing in Gen versus other Nasdaq companies.
	Attract and retain valuable NEOs.
Vesting Conditions	50% of PRUs vest in full at end of FY25 based on achievement of 3-year relative TSR versus the Nasdaq Composite Index.
	50% of PRUs vest in full at end of FY25 based on average bookings growth and average non-GAAP operating margin >50% over a two-year period (FY24 to FY25).
	100% of RSUs are time-based and vest annually over three years: (33%/33%/34%).

Value Creation Program (VCP) Equity Incentive Awards for CEO and President (Component of CEO's FY23 Annual Compensation and President's New Hire Compensation)

Philosophy and Award Design Consideration	Further, drive sustained shareholder value creation and alignment of executive and shareholder interests through long-term equity incentive awards with multi-year cliff vesting that are 100% performance-based.
	Aligns CEO's and President's long-term incentives with the rest of the executive leadership team that received VCP awards in December 2021. Provide one-time retention incentives to our leadership team in connection with the transformative Avast Merger to provide vital leadership through a shared future with Avast and beyond.
	Utilize aggressive share price appreciation hurdles that, if fully achieved, would more than double our current market capitalization, encouraging extraordinary outperformance to increase enterprise value and create significant return for shareholders.
Grant Mix	100% PRUs.
Target Amount Considerations	NEO's role and responsibilities (including with respect to the combined company), past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity, the rigor of the PRU targets and at-risk nature of the grants.
Vesting Conditions	PRUs vest in full at end of FY26 based on achievement of certain challenging share price appreciation targets, ranging from $35 to $60 per share, subject to performance gates relating to our relative TSR versus the Nasdaq Composite Index. If the share price appreciation targets and relative TSR gates are not achieved, no compensation will be earned from this award.

Investment Match Stock Award (Component of President's Compensation Only)

Philosophy	Reward our President for investing in Gen and subject our President and his foundation's equity awards to a three-year holding requirement to incentivize long term stockholder value creation and alignment with stockholder interests. Under the terms of this award, should our President choose to sell any of the shares he owns or are owned in his foundation, this award would be forfeited in its entirety.
Grant Mix	100% RSUs.
Target Amount Considerations	Factors used to determine target award amounts include the amount of unvested equity held by our President and the value of the award relative to our President's initial $10 million open market purchase of Gen shares.
Award Design Consideration	Multi-year vesting and 3-year stock holding requirement applicable to our President's initial $10 million open market purchase of Gen common stock and all owned and purchased Gen equity during the same 3-year period to encourage long-term retention and stockholder value creation. As of June 15, 2023, the total value of the holding requirement is approximately $84 million.
Vesting Conditions	RSUs will only vest subject to a three-year cliff vesting requirement, and our President and his foundation not selling any of their Gen common stock during this period.

Base Salary

The following table presents each NEO's annual base salary for FY23.

Named Executive Officer	FY22 Annual Salary ($)	Change in Salary (%)	FY23 Annual Salary ($)
Vincent Pilette	900,000	5.6%	950,000
Ondrej Vlcek	N/A	N/A	771,828
Natalie Derse	500,000	10%	550,000
Bryan Ko	500,000	6%	530,000

The Compensation Committee approved an increase in Mr. Pilette's, Ms. Derse's and Mr. Ko's annual base salary effective June 4, 2022, in each case, after considering their role and responsibilities (including with respect to the combined company), their past and anticipated future contributions, their key strengths and development opportunities, the compensation provided to individuals in comparable positions in our compensation peer group, internal pay equity and our overall salary budget.

In approving Mr. Vlcek's compensation in connection with his appointment as our President, the Board determined to provide for a similar level of base salary that he received at Avast as their Chief Executive Officer, given his anticipated duties and responsibilities at Gen, and after considering the compensation provided to individuals in comparable positions in our compensation peer group.

Executive Annual Incentive Plan (EAIP)

The following table presents each NEO's target incentive opportunity for FY23 under the FY23 Executive Annual Incentive Plan (the FY23 EAIP) expressed as a percentage of base salary. There was no increase in the target percentages of our NEOs, who served as executive officers in FY22, from FY22. Mr. Vlcek's initial target incentive opportunity was set at the same target percentage as his target incentive opportunity at Avast for the reasons discussed above.

Named Executive Officer	FY23 Individual Incentive Target (%)	FY23 Target ($)
Vincent Pilette	125	1,187,500
Ondrej Vlcek	100	771,828
Natalie Derse	80	440,000
Bryan Ko	80	424,000

The amount of each NEO's actual payout amount under the FY23 EAIP was based on the following formula, which was the same formula used for our FY22 EAIP, except that the FY23 EAIP formula included a DEI modifier, which allowed the Compensation Committee to adjust individual NEO awards up or down up to 10% based on progress towards our long-term DEI goals.


FY23 Company Performance 0% - 200%
Threshold Goal
DEI Modifier
Base Salary ($)
×
NEO FY23 EAIP Target (%)
×
FY22 Non-GAAP Operating Income
→
FY23 Bookings ($)
+/-
+/- 10% of Payout ($)
=
FY23 EAIP Individual Payout Amount ($)

Executive Annual Incentive Plan — Company Performance Metrics

The Compensation Committee selected company performance metrics under the FY23 EAIP to create strong alignment between company performance and NEO annual incentive payouts.

Measure	Definition	Purpose
Bookings Growth	"Bookings," as described in "Annex A — Reconciliations" in this proxy statement.	Bookings aligns to Gen's growth objectives by incentivizing our executives to drive new customer subscriptions.
Non-GAAP Operating Income (Threshold Goal Prior to Any Payments)	"Non-GAAP operating income," as described in "Annex A — Reconciliations" in this proxy statement.	Non-GAAP operating income aligns to our long-term business model to increase Gen's profitability.

If the FY22 non-GAAP operating income threshold goal was attained, any payout under the FY23 EAIP would then be determined based on bookings growth achievement, subject to adjustment upwards or downwards for each NEO by up to 10% based on progress made towards our long-term DEI goals. While the non-GAAP operating income threshold goal needed to be achieved for the NEOs to receive an EAIP payout, achievement of non-GAAP operating income in excess of the threshold goal did not impact the EAIP corporate funding percentage and the bookings growth threshold goal also had to be achieved in order for the EAIP to be funded. Both the threshold and target booking goals were set above prior year results and the maximum possible payout for the FY23 EAIP was limited to 200% regardless of the DEI modifier.

	Bookings Percent of Plan(1)	Funding (%)
Threshold	97%	0%
Target	100%	100%
Max	105%	200%

(1) Funding based on linear interpolation for performance between threshold and target and target and maximum performance. We do not disclose actual dollar performance goals for competitive reasons.

Executive Annual Incentive Plan — Company Results

For FY23, the Compensation Committee confirmed that the non-GAAP operating income of $1,835 million surpassed the gate of $1,480 million by $355 million, up 24% year-on-year. With respect to the bookings metric, the Compensation Committee approved FY23 company achievement at 99.2% of plan, which resulted in funding at 77% as actual bookings was up 4.2% year over year on a constant currency basis after restating FY22 to reflect the bookings results of the combined company (actual bookings growth was up 17% before restating FY22 and prior to adjusting for a constant currency basis). The following graph shows the threshold, target, and maximum payouts under the FY23

EAIP, along with actual company performance and funding. With respect to the bookings metric, the Compensation Committee approved FY23 company achievement at 99.2% of plan, which resulted in funding at 77% as actual bookings was up 4.2% year over year on a constant currency basis after restating FY22 to reflect the bookings results of the combined company (actual bookings growth was up 17% before restating FY22 and prior to adjusting for a constant currency basis). The following graph shows the threshold, target, and maximum payouts under the FY23 EAIP, along with actual company performance and funding.



In addition to our bookings metric achievement, the 10% DEI modifier was applied based on progress towards Gen's FY25 DEI goals, which provided for increasing DEI representation overall and in leadership among women and underrepresented minorities, and each NEO's contributions toward such goals. Gen achieved three of its six FY25 DEI representation goals in FY23, including achieving certain women, women leader and underrepresented minority representation goals, and Gen increased its representation in five of the six employee representation groups, which formed the basis for its FY25 DEI representation goals. The Compensation Committee applied the DEI modifier to all NEOs payout under the FY23 EAIP except Mr. Vlcek, given that he joined Gen in September 2022 and the integration of Avast was not completed until the end of Q3 (December 2022).

Executive Annual Incentive Plan — FY23 Payout Results

NEO	Base Salary ($)	Annual Incentive Target (%)	Company Performance Funding Achievement (%)	DEI Modifier (%)(+/-)	Individual Payout Amount ($)
Vincent Pilette	950,000	125	77	10	1,005,813
Ondrej Vlcek	771,828	100	77	0	297,154[1]
Natalie Derse	550,000	80	77	10	372,680
Bryan Ko	530,000	80	77	10	359,128

(1)   Mr. Vlcek's individual payout amount was pro-rated by 50% based on his start date with Gen.

Equity Incentive Awards

Annual Equity Incentive Awards — Overview

The primary purpose of our annual equity incentive award program is to align the interests of our NEOs with those of our stockholders by rewarding the NEOs for creating stockholder value over the long term. By compensating our NEOs with annual equity incentive awards, our NEOs have an opportunity to realize a stake in Gen's financial future. The gains realized in the long term depend on our NEOs' ability to drive the financial performance of Gen and our share price performance.

When making annual equity incentive awards to NEOs, we consider their role and responsibilities, past and anticipated future contributions, the NEO's past award amounts and the amount of unvested equity held by the NEO, positioning relative to our compensation peer group, internal pay equity and gains recognizable by the NEO from equity awards made in prior years.

The Board and the Compensation Committee believed that for the FY23 annual equity incentive award program, a mix of PRUs and RSUs continued to be the appropriate annual long-term equity incentive for NEOs. As discussed in more detail below, the independent members of the Board, after considering the recommendations of our Compensation Committee and its independent compensation consultant, also made a grant of PRUs to Mr. Pilette based on our VCP design as part of his FY23 annual long-term incentive compensation opportunity, resulting in 80% of his target annual equity incentive award opportunity being in the form of PRUs and 20% being in the form of RSUs. With respect to our other NEOs, approximately 60% of the value of their target annual equity incentive award being in the form of PRUs and 40% being in the form of RSUs. We believed that such a mix would motivate our NEOs to contribute to our long-term success and stock price appreciation while also encouraging long-term retention.

FY23 Target Equity Award Opportunity CEO



FY23 Target Equity Award Opportunity NEOs except CEO



In addition to his annual equity incentive award, Mr. Vlcek also received certain equity awards in connection with his appointment as President, as discussed in more detail below.

Annual Equity Incentive Awards — FY23 Performance-based Restricted Stock Units

In FY23, each of our NEOs received a grant of FY23 PRUs, which vest based on the achievement of two equally weighted metrics:

- Three-year relative-total shareholder return (TSR) measured against the Nasdaq Composite Index; and

- Three-year plan measuring Average Bookings Growth Percentage plus Average non-GAAP Operating Margin Percentage Greater than 50% over the last two-fiscal year period ending April 4, 2025.

In FY23, we moved away from a revenue CAGR goal as our operational goal to a blended bookings growth and non-GAAP operating margin goal to reflect the view that we should balance sustained topline growth with profitability rather

than focus primarily on topline growth as FY23 marked our third full year as a stand-alone pure consumer Cyber Safety company. The table and charts below provide more information regarding our FY23 PRU design:

Metric	Measurement Period	Metric Objective (50% of Target)	Vesting Conditions
3-year relative TSR vs. Nasdaq Composite Index	FY23-FY25	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	Earned portion vests at end of FY25.
2-year Bookings Growth Plus Average Non-GAAP Operating Margin Points >50%(1)(2)	Measured over last two-years of FY24-FY25	Measures average bookings growth and average non-GAAP operating margin growth over 50% as measured over a multiple year period to drive topline growth as well as profitability.	Earned portion vests at end of FY25.

(1) For example, if achievement of average bookings growth is 4.5% and average non-GAAP operating margin for the performance period is 55%, final achievement equates to 9.5% (4.5% + (55-50%, or 5%)), resulting in a 100% payout.

(2) "Non-GAAP operating margin" is determined as described in "Annex A — Reconciliations" in this proxy statement.

FY23 PRU Design — TSR Component


FY23
FY24
FY25
50% -3–year Relative TSR vs. Nasdaq Composite Index
Payout Range 0% - 200%

FY23 PRU Design — Bookings Growth Plus Average Non-GAAP Operating Margin Component


FY24
FY25
50% - 2–year Bookings Growth + Average Non-GAAP Operating Margin
Payout Range 0% - 200%

Ms. Derse and Mr. Ko were granted their PRUs by the Compensation Committee in May 2023 and Mr. Pilette was granted his PRUs by the Board in July 2023. Mr. Vlcek was granted his PRUs by the Board in October 2023 in connection with the consummation of the Avast Merger.

The Board and the Compensation Committee believe that TSR promotes stockholder alignment and creates an unambiguous link between the compensation of our NEOs to long-term enterprise value creation since this metric is directly linked to our long-term TSR relative to the Nasdaq Composite Index. The Board and the Compensation Committee, based on input from its compensation consultant, concluded that the use of the Nasdaq Composite Index was an appropriate benchmark given the broad-based nature of the index, the inclusion of Gen in the index, and because the Nasdaq Composite Index represents a broad representation of the potential opportunity cost of investing in Gen from an investor's perspective.

The Board and the Compensation Committee also believed that given the strategic importance of balancing sustained topline growth with profitability, implementing a 3-year plan using a 2-year average bookings growth and average non-GAAP operating margin goal measured at the end of fiscal year 2025 (FY25) would help us remain focused on long-term success, provide time for the Company to integrate the operations of Avast and its product portfolio, and prevent the acquisition of Avast from distorting results in the first year.

Achievement under the FY23 PRUs will not be certified by the Compensation Committee until the end of FY25 and each participating NEO must remain in service through the end of the performance period. The following charts present the threshold, target and maximum performance levels and payouts of the relative TSR, bookings and non-GAAP operating margin goals:

FY23 Bookings Growth % + Operating Margin % >50%



FY23 3-Year Relative TSR PRU Component



The following table summarizes the PRU awards granted to our NEOs in FY23 (which do not include Mr. Pilette's or Vlcek's VCP PRUs).

NEO	FY23 PRU Award Amount (#)	FY23 PRU Grant Date Fair Value ($)
Vincent Pilette	255,236	7,937,839
Ondrej Vlcek	195,068	5,463,855
Natalie Derse	73,862	2,440,400
Bryan Ko	68,182	2,252,733

Annual Equity Incentive Awards — Previously Granted FY21 Performance-based Restricted Stock Units

In FY21, each of our NEOs, other than Mr. Vlcek, received a grant of FY21 PRUs which vested at the end of FY23. The FY21 PRUs vested based on the achievement of two equally weighted metrics:

- Three-year relative-TSR measured against the Nasdaq; and
- 3% CAGR for revenue measured over the two-fiscal year period ending April 1, 2022, with an additional fiscal year to achieve this goal (FY23) if it is not satisfied over such two-fiscal year period.

Metric	Measurement Period	Metric Objective (50% of Target)	Actual Performance	% Of Target Achievement
3-year relative TSR vs. Nasdaq	FY21-FY23	Measures our long-term performance against companies in the Nasdaq to drive enterprise value creation.	60.5% Rank	142%
3-year CAGR for revenue	Measured over two-year period from FY21-FY22, with an additional fiscal year (FY23) to achieve this goal if it is not satisfied over such two-fiscal year period	Measures achievement of our three-year performance growth rate designed to enhance long-term value of the Company.	263.3%	200%
		Total Final Achievement		171%

FY21 PRU Design—TSR Component



FY21	FY22	FY23	Payout Range 0% - 200%
50% - 3-year Relative TSR vs. Nasdaq			

FY21 PRU Design—CAGR Component



FY21	FY22	FY23	Payout Range 0% - 200%
50% - 2-year CAGR for Revenue		Additional 1 year Opportunity to Earn	

The following charts present the potential threshold, target and maximum performance levels and payouts of the relative TSR and CAGR metrics:



FY21 CAGR for Revenue PRU Component



FY21 3-Year Relative TSR PRU Component

Following the end of FY23, the Compensation Committee certified the final performance achievement of the FY21 PRUs at 171% of target, based on final CAGR metric achievement of 200% of target and final Relative TSR metric achievement of 142%, which resulted in the release of shares to each NEO as set forth in the table below.

NEO	FY21 PRU Award Target Amount (#)	FY21 PRUs Earned (#)
Vincent Pilette	250,166	427,997
Natalie Derse	103,912	177,778
Bryan Ko	73,578	125,881

Annual Equity Incentive Awards — FY23 Restricted Stock Units

RSUs represent the right to receive one share of Gen common stock for each vested RSU upon the settlement date, subject to continued employment through each vesting date. In FY23, the Board in the case of our CEO and new President, and the Compensation Committee in the case of our other NEOs granted RSU awards to our NEOs for long-term retention purposes as they provide a payout opportunity to the NEOs only if they remain employed through the applicable vesting dates, which extend over multiple years, and because the payout opportunity is directly linked with stockholder value and executive efforts over a multi-year time frame. The following table summarizes the RSU awards granted to our NEOs in FY23.

NEO	FY23 RSU Award Amount (#)	Grant Date Fair Value ($)	Vesting Criteria[1]
Vincent Pilette	170,157	3,925,522	33%/33%/34%
Ondrej Vlcek	130,045	2,702,335	33%/33%/34%
Natalie Derse	49,241	1,206,897	33%/33%/34%
Bryan Ko	45,454	1,114,078	33%/33%/34%

(1) RSUs (other than those granted to Mr. Vlcek) vest on each of May 1, 2023, May 1, 2024, and May 1, 2025, subject to service through the applicable vesting date. RSUs granted to Mr. Vlcek vest on each of October 1, 2023, October 1, 2024, and October 1, 2025, subject to service through the applicable vesting date.

Equity Incentive Awards — Value Creation Program (VCP)

In December of FY22, the Board approved an additional value creation program for our top 100 leaders of the Company to drive performance, support retention, and continue to lead our transformation through the proposed Avast acquisition and beyond (the VCP), which consisted of PRUs and RSUs. The Board determined not to include Mr. Pilette in the VCP during FY22 as it believed it would be more appropriate to incorporate the VCP into Mr. Pilette's FY23 annual compensation after it had more clarity regarding the consummation of the Avast Merger when determining the target value of his VCP award, if any, and his potential role and responsibilities following the closing of the transaction. Accordingly, his equity compensation for FY22 was limited to the awards that he received under our annual equity award program.

In June 2022, the Board, after determining that the Avast transaction was likely to be consummated, and after considering the size of the combined company and Mr. Pilette's increased responsibilities and the importance of aligning Mr. Pilette's incentive goals with the rest of the executive leadership team to strengthen our commitment to shareholder value creation, as well as the recommendations of our Compensation Committee and its independent compensation consultant, determined to grant 50% of Mr. Pilette's FY23 annual equity incentive awards in the form of a PRU award (the VCP Award) with the same share price hurdles and relative TSR threshold goals as the PRUs previously granted under the VCP except that Mr. Pilette's VCP Award includes an additional $60 price hurdle tied to a 300% payout to reward extraordinary stock price growth. This $60 price hurdle would represent a 261% premium to the then current share price.

In determining the target value of Mr. Pilette's FY23 annual equity incentive awards, the Board considered market data from our compensation peer group, the significant stock appreciation that would need to be achieved for Mr. Pilette to vest in his VCP Award, the fact that Mr. Pilette's VCP Award was not a regular component of our annual equity award program, and the fact that 80% of Mr. Pilette's target annual equity incentive awards in the aggregate would be performance-based.

Following the consummation of the Avast Merger, the Board also granted Mr. Vlcek, a VCP Award in connection with his appointment as President in addition to his annual equity awards, after considering the recommendations of our Compensation Committee and its independent compensation consultant. In determining to grant Mr. Vlcek a VCP Award, which has the same vesting requirements as our CEO's VCP Award (including the additional stretch goal), the Board considered the need to align Mr. Vlcek's equity incentives with the rest of the executive leadership team, the total value of Mr. Vlcek's combined equity awards relative to the Company's compensation peer group, the fact that Mr. Vlcek had agreed to not sell any of his shares of Gen for three years, and the need to further incentivize him to drive value creation for the Company's stockholders.

The Board decided to maintain the same threshold, target and 200% payout share price hurdles as the PRUs that were granted in FY22 for Mr. Pilette and Mr. Vlcek VCP Awards, because at the time of grant, significant stock price appreciation was required for each of these hurdles to be met as discussed in more detail in the section below entitled "VCP PRU Design." Further, the Board decided not to grant any RSUs pursuant to the VCP as it wanted to ensure that 100% of their VCP Awards would be earned based on extraordinary company performance.

The number of VCP PRUs that Mr. Pilette and Mr. Vlcek received, the target value that was used to determine the number of PRUs granted to Mr. Pilette and Mr. Vlcek, and the grant date fair value of these awards are set forth in the table below.

NEO	VCP PRU Award Amount (#)	Target Value ($)[1]	Grant Date Fair Value ($)
Vincent Pilette	425,393	9,813,817	11,472,849
Ondrej Vlcek	325,113	6,755,848	6,177,147

(1) The target value was calculated by multiplying the number of VCP PRUs granted by the closing stock price as of the date of grant.

In FY23, all our NEOs participated in our standard annual equity incentive program, and Mr. Pilette and Vlcek received equity grants with a target value of $11.4 million and $6.0 million, respectively.

The key features of such VCP PRUs and VCP RSUs and the rationale for such features are set forth below.

VCP PRU Design

The Compensation Committee designed the VCP PRUs to directly align our NEOs' economic interests with the long-term economic interests of our stockholders by delivering realizable value only if we achieve aggressive share price growth. The number of VCP PRUs that may be earned during the performance period will range from 0% to 300% of the target shares granted, based upon the Company's share price appreciation, as measured against certain share price targets (the Share Price Targets) and subject to the achievement of certain relative TSR threshold targets, in each case, as set forth in the following chart (rTSR Gates).

Performance Levels	Share Price Targets	rTSR Gates	VCP PRU Payout %
Below Threshold	Below $35/per share results in no payout	Below 25th percentile TSR ranking relative to Nasdaq composite index results in no payout	0%
Threshold	$35/per share (Equal to **~52%** appreciation and **~68%** appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 25th percentile ranking required for payout from 50% to 100%	50%
Target	$40/per share (Equal to **~73%** appreciation and **~92%** appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 25th percentile ranking required for payout from 50% to 100%	100%
Above Target	$50/per share (Equal to **~117%** appreciation and **~141%** appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 50th percentile ranking required for payout over 100%	200%
Maximum	$60/per share (Equal to **~160%** appreciation and **~189%** appreciation of our stock at the time of grant for our CEO and President, respectively)	At least 50th percentile ranking required for payout over 100%	300%

Achievement of the Share Price Targets and rTSR gates will be determined by measuring the average closing price of the Company's stock and the companies comprising the Nasdaq Composite Index over any 90-calendar day period through the end of FY26. Such targets can be achieved at any time during the performance period, and the highest achievement during the performance period will be utilized to determine the number of VCP PRUs earned. Performance between threshold and target levels of achievement, and between target and maximum levels of achievement, will be determined based on linear interpolation between the applicable performance levels. However, each participating

NEO must be employed through the last day of FY26 to earn any VCP PRUs. The rationale for the material features of the VCP PRUs is set forth below:

Element	Rationale
Share Price Targets	Directly reflects sustained and ambitious enterprise value creation by establishing rigorous stock price goals above the grant price
	Aligns the interests of participating NEOs with the interests of our stockholders by creating significant returns
rTSR Gates using Nasdaq Composite Index as reference group	Even if our stock price appreciates and Share Price Targets are achieved, there is no payout if our stock price is not aligned with the stock price growth of the Nasdaq Composite Index
	Nasdaq Composite Index represents a broad representation of the potential opportunity cost of investing in Gen from an investor's perspective
Value Creation	NEOs only receive a payout if they create extraordinary value for our stockholders
	As of June 15, 2023, achievement of the threshold ($35), target ($40), above target ($50), and maximum stock price targets ($60) represent an **86%, 112%, 165%**, and **218%** increase in our stock price, respectively.
Multi-Year Performance Period Ending FY26	Promotes long-term stock price growth and enterprise value creation
	Aligns the interests of participating NEOs with the interests of our stockholders
100% Cliff Vesting; Service Required through Last Day of the Performance Period	Promotes long-term retention, as no PRUs vest prior to the completion of the performance period
	Aligns the interests of participating NEOs with the interests of our stockholders

Investment Match Equity Grant

In consideration of Mr. Vlcek purchasing $10 million of Gen common stock in the open market, in November 2022, the Compensation Committee granted Mr. Vlcek an RSU award in the amount of $3 million, which will cliff vest three years from the date of grant, provided Mr. Vlcek does not sell any of the shares of Gen common stock held by him or his foundation during this period and he continues to provide services through the vesting date. As of June 15, 2023, Mr. Vlcek holds 4,160,061 shares of Gen common stock and his foundation holds 302,001 shares of Gen common stock, which have an aggregate value of approximately $84 million. As of June 15, 2023, the aggregate value of the shares that Mr. Vlcek directly or indirectly acquired on September 12, 2022 has decreased by approximately 17% since he acquired them.

Benefits

In addition to the compensation components described above, the following benefits are provided.

FY23 Benefit	Philosophy and Rationale
401k Plan with Company matching **Health and Dental Coverage** **Life Insurance** **Disability Insurance** **Unlimited Time Off**	Provides our NEOs with competitive broad-based employee benefits on the same terms as are generally available to the majority of our employees.
Nonqualified deferred compensation plan	Provides our U.S.-based executive officers the opportunity to defer compensation in excess of the amounts that are legally permitted to be deferred.
	The plan is described further under "Non-Qualified Deferred Compensation in Fiscal 2023," on page 79.
Reimbursement for up to $10,000 for financial planning services.	Provides financial planning assistance given the complexity of executive officer compensation and financial arrangements to allow executives to concentrate on responsibilities and our future success.

Severance and Change of Control Benefits

The following table provides information regarding the severance arrangements that we have with our NEOs. Details of each individual NEO's severance arrangements, including estimates of amounts payable in specified circumstances in effect as of the end of FY23, are disclosed in "FY23 Executive Compensation," above and under "Potential Payments Upon Termination or Change-in-Control," below.

Severance and Change of Control Philosophy	
Attract and Retain Executives	Intended to ease an NEO's transition due to an unexpected employment termination or retain an NEO through a significant corporate transaction.
Align Interests with Stockholders	Mitigate any potential employer liability and avoid future disputes or litigation; retain and encourage our NEOs to remain focused on our business and the interests of our stockholders when considering or implementing strategic alternatives.
At-will Employment	The employment of our NEOs is "at will," meaning we can terminate them at any time and they can terminate their employment with us at any time.
Amount and Conditions for Severance	Severance arrangements should be designed to: (i) provide reasonable compensation to executive officers who leave Gen under certain circumstances to facilitate their transition to new employment and (ii) require a departing executive officer to sign a separation and release agreement acceptable to us as a condition to receiving post- employment compensation payments or benefits.
Acceleration upon Death or Disability	PRU and RSU acceleration is consistent with the practice of many of our peers and encourages our employees to remain employed with us.
Double-Trigger Acceleration	"Double-trigger" provisions promote morale and productivity and encourage executive retention in the event of a corporate transaction.
Executive Severance Plan	Provides for cash severance and other benefits where the individual's employment is terminated without cause outside of the change in control context, contingent on execution of an acceptable release.
Executive Retention Plan	Provides for double trigger acceleration of vesting of equity awards and cash severance benefits where the individual's employment is terminated without cause, or is constructively terminated, within 12 months after a change in control, contingent on execution of an acceptable release; no "golden parachute" excise tax gross-ups.

Key Compensation and Governance Policies

The following table summarizes the key compensation and governance polices applicable to our NEOs:

Policy	Considerations	Material Features
Stock Ownership Guidelines	Promote stock ownership in Gen. More closely align the interests of our executive officers with those of our stockholders.	6x base salary for CEO and President.
		3x base salary for CFO.
		2x base salary for other Section 16 officers (except CAO).
		1x base salary for CEO's extended leadership team.
		5 years from executive officer designation to comply.
		During 5-year transition period, must retain at least 50% of net-settled equity award shares until ownership requirement is met.
		Includes shares owned outright, excludes stock options and unvested PRUs and RSUs.
		As of June 15, 2023, all continuing NEOs have reached ownership requirements or have remaining time to do so.

Policy	Considerations	Material Features
Anti-Hedging Policies	Permitting hedging is viewed as a poor pay program practice, as it insulates executives from stock price movement and reduces alignment with stockholders. This policy was established in part to avoid potential or apparent conflict of interests resulting from bets against or hedges regarding our performance.	With limited exceptions for pre-existing arrangements, all directors and employees, including executive officers, are prohibited from short-selling company stock or engaging in transactions involving company-based derivative securities. "Derivative Securities" are options, warrants, convertible securities, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as company stock. This prohibition includes, but is not limited to, trading in company-based option contracts or engaging in other hedging transactions (for example, buying and/or writing puts and calls, equity swaps, collars, exchange funds, transacting in straddles and the like). Holding and exercising options or other derivative securities granted under Gen's equity incentive plans is not prohibited by this policy. Waivers may be granted with respect to arrangements that were in existence before becoming a director or employee.
Anti-Pledging Policies	Pledging raises potential risks to stockholder value, particularly if the pledge is significant.	Covered persons are prohibited from holding company securities in a margin account or pledging company securities as collateral for a loan.
Insider Trading Policy	Prohibit corporate insiders from taking advantage of material non-public information.	CEO, President and CFO are required to preclear any open market transactions with the General Counsel and are encouraged to use Rule 10b5-1 stock trading plans. Prohibits the purchase or sale of securities while in possession of material non-public information.
Clawback Policy	Permit us to recoup performance-based cash and equity awards when such awards were not properly earned or when executives have engaged in inappropriate actions.	Applies to all executive officers. Allows recoupment of performance-based cash and equity awards if (i) we are required to restate our financial statements due to fraud or intentional misconduct or (ii) an executive officer violates certain company policies, including Gen's Code of Conduct.
Stockholder Approval Policy for Severance Arrangements	Reflects the Compensation Committee's long-standing, self-imposed limit on cash severance benefits.	The Board will seek stockholder approval before the Company enters into any new employment agreement, severance agreement or similar arrangement with any executive officer of the Company, or before the Board or the Compensation Committee establishes any new severance plan or policy covering any executive officer of the Company, in each case, that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target bonus.

Approach to Determining Compensation

We are committed to the following pay philosophy and practices described below.



Compensation Committee Decision Process

The Compensation Committee generally oversees the compensation of our NEOs and our executive compensation program and initiatives. The Board will from time to time make decisions regarding the compensation of our CEO and other NEOs when such decisions do not relate to our annual executive compensation program and are tied to our overall business strategy and/or are in connection with transformative strategic transactions.

The Compensation Committee typically reviews executive officer compensation, including base salary, short-term incentives and long-term incentives in the first quarter of each fiscal year. This is timed to align to the fiscal year start and to enable evaluation and incorporation of competitive market compensation levels and practices based on the most recently completed year. In connection with this review, the Compensation Committee carefully considers any feedback or input it may receive from our CEO and from other sources when evaluating the performance of each executive officer. The Compensation Committee then sets or in the case of our CEO makes recommendations regarding each NEO's target total direct compensation for the (current) year as an outcome of this review and the other factors described below.

The Compensation Committee has based most, if not all, of its prior compensation determinations and recommendations, including those made for FY23, on a variety of factors, including:

- A focus on pay-for-performance
- A total rewards approach
- An appropriate pay mix
- Appropriate market positioning and competitiveness
- Avoidance of compensation arrangements that encourage excessive or inappropriate risk taking by our executive officers
- In the case of equity awards, burn rate and dilution
- Company performance and individual performance
- Internal pay equity
- Retention of Key Executive Talent
- Gen's financial condition and available resources
- The accounting and cash flow implications of various forms of executive compensation

- Our need for a particular position to be filled

- The recommendations of our CEO (other than with respect to his own compensation)

- The feedback of our stockholders and investors

As discussed under "Role and Independence of Compensation Consultant" below, for FY23, the Compensation Committee engaged a compensation consultant and once again conducted a formal benchmarking review. In establishing compensation for our executive officers other than our CEO, the Compensation Committee gives weight to the recommendations of our CEO, but final decisions about the compensation of our NEOs are made by our Compensation Committee.

From time to time, special business conditions may warrant additional compensation, such as sign-on bonuses, or equity awards in connection with promotions, in recognition of significant accomplishments, or to attract, retain or incent our executive officers. In these situations, the Compensation Committee or the Board, as applicable, considers and weighs our business need with the potential costs and benefits of special rewards.

Role and Independence of Compensation Consultant

The Compensation Committee retains Compensia, Inc. (Compensia), a national compensation consulting firm, to serve as its independent compensation consultant to help the Compensation Committee understand competitive compensation levels and incentive designs. Compensia was solely hired by, and reports directly to, the Compensation Committee. At the Compensation Committee's discretion, Compensia:

- attends Compensation Committee meetings;

- assists the Compensation Committee in determining peer companies and evaluating compensation proposals;

- assists with the design of incentive compensation programs; and

- conducts compensation-related research.

In addition, at the Compensation Committee's direction, Compensia works with our Head of People and Culture and other members of management to obtain information necessary for Compensia to make their own recommendations as to various matters as well as to evaluate management's recommendations. The Compensation Committee has determined that the work resulting from Compensia's engagement did not raise any conflicts of interest.

Competitive Market Assessments

Market competitiveness is one factor that the Compensation Committee considers each year in determining or recommending an NEO's overall compensation package, including pay mix. The Compensation Committee relies on various data sources to evaluate the market competitiveness of each pay element, which are provided by its independent compensation consultant. The proxy statements of peer group companies provide detailed pay data for the highest-paid executives. Further, the Radford Global Technology Survey provides compensation information on a broader group of executives, with positions matched based on specific job scope and responsibilities. The Compensation Committee considers data from these sources as a framework for making compensation decisions for each NEO's position.

The Compensation Committee reviews our peer group on an annual basis, with input from its compensation consultant, and the group may be adjusted from time to time based on, among other factors, a comparison of revenues, market capitalization, industry, business model, peer group performance, merger and acquisition activity and stockholder input.

In FY22, the Compensation Committee reviewed our peer group for FY23 and made certain changes to our peer group for FY23, based on the following criteria:

- Focus on software development, or software and engineering-driven companies (with a preference for software companies focusing on security)

- Are generally comparable in terms of size (~0.5x — 2.0x the midpoint of the combined company's projected revenue following the Avast Merger and ~0.25x — 4.0x the midpoint of the combined company's projected market cap following the Avast Merger)

- Are generally comparable in terms of complexity and global reach

- Compete with us for talent

Based on the above criteria, the Compensation Committee, with input from Compensia, its independent compensation consultant, determined that it was appropriate to add Autodesk, Inc., Cadence Design Systems, Inc., Check Point Software Technologies Ltd., CrowdStrike Holdings, Inc., DocuSign, Inc., eBay Inc., Electronic Arts Inc., Synopsys, Inc. and Workday, Inc., and to remove Fair Isaac Corporation, PTC Inc., Splunk Inc. and Take-Two Interactive Software, Inc. due to lagging revenue and market capitalization, as well as LogMeIn, Inc., which had been acquired, and McAfee Corp., which had gone private.

As a result, the Compensation Committee, with input from Compensia, selected the following companies as our FY23 peer group:

Autodesk, Inc.*	eBay Inc.*	Palo Alto Networks, Inc.
Akamai Technologies, Inc.	Electronic Arts Inc.*	SS&C Technologies Holdings, Inc.
Cadence Design Systems, Inc.*	Equifax Inc.	Synopsys, Inc.*
Check Point Software Technologies Ltd.*	F5 Networks, Inc.	TransUnion
Citrix Systems, Inc.	Fortinet, Inc.	Workday, Inc.*
CrowdStrike Holdings, Inc.*	GoDaddy Inc.	
DocuSign, Inc.*	Juniper Networks, Inc.	
Dropbox, Inc.	NetApp, Inc.	

*   Added in January 2022.

For FY23, Gen was just above the 50th percentile of the FY23 peer group in terms of both revenue and market cap.

Compensation Risk Assessment

The Compensation Committee, in consultation with Compensia, has conducted its annual risk analysis of Gen's compensation policies and practices, and does not believe that our compensation programs encourage excessive or inappropriate risk taking by our executives or are reasonably likely to have a material adverse effect on Gen.

We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for our NEOs, thereby discouraging them from taking inappropriate risks. Among other things, our executive compensation program includes the following design features:

- A balanced mix of cash and equity; as well as appropriately balanced fixed (base salary) and variable compensation (cash incentives and equity-based awards);

- A mix of short-term and long-term incentives, with short-term incentives currently representing a significantly lower proportion of the total mix;

- Cash and equity incentives solely based on achieving company performance objectives and subject to our "claw- back" right under certain circumstances;

- Caps on annual cash incentive and PRU payouts;

- Stock ownership guidelines which align the interests of our executive officers with those of our stockholders; and

- General alignment with prevalent low-risk pay practices.

Burn Rate and Dilution

We closely manage how we use our equity to compensate employees. In FY23, our gross burn rate was .57%, our net burn rate was .43% and our overhang was 4.55%. The Compensation Committee determines the percentage of equity to be made available for our equity programs with reference to the companies in our peer group.



Gross burn rate = total number of shares granted under all of our equity incentive plans during a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Net burn rate = total number of shares granted under all of our equity incentive plans during a period, minus the total number of shares returned to such plans through awards cancelled during that period, divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Overhang = total number of shares underlying options and awards outstanding plus shares available for issuance under all of our equity incentive plans at the end of a period divided by the weighted average number of shares of common stock outstanding during that period and expressed as a percentage.

Tax and Accounting Considerations

While Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers, the Compensation Committee retains the discretion to award compensation that is not deductible as it believes that it is in the best interests of our stockholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

Accounting considerations also play a role in the design of our executive compensation program. Accounting rules require us to expense the grant date fair values of our equity awards (that is, the value of our equity awards based on U.S. GAAP), which reduces the amount of our reported profits under U.S. GAAP. Because of this stock-based expensing and the impact of dilution to our stockholders, we closely monitor the number, share amounts and the fair values of the equity awards that are granted each year.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during FY23 were Susan P. Barsamian, Nora Denzel and Peter Feld. None of the members of the Compensation Committee in FY23 were at any time during FY23 or at any other time an officer or employee of Gen or any of its subsidiaries, and none had or have any relationships with Gen that are required to be disclosed under Item 404 of Regulation S-K. None of Gen's executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board or Compensation Committee during FY23.

Compensation Committee Report

The information contained in the following report is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Compensation Committee has reviewed and discussed with management the CD&A contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this proxy statement and our Annual Report on Form 10-K for the fiscal year ended March 31, 2023.

By: The Compensation and Leadership Development Committee of the Board:
Peter A. Feld (Chair)
Susan P. Barsamian
Nora M. Denzel

Executive Compensation Tables

The following table shows for the fiscal year ended March 31, 2023, compensation awarded to or earned by our named executive officers.

Summary Compensation Table for Fiscal 2023

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Vincent Pilette *Chief Executive Officer & President*	2023	940,385	—	23,336,211	1,005,813	8,956	25,291,365
	2022	885,577	—	11,437,131	1,181,250	13,547	13,517,505
	2021	753,974	1,300,000	10,278,897	1,485,000	11,703	13,829,574
Ondrej Vlcek *President*	2023	387,196[4]	—	17,507,192	297,154	—	18,191,542
Natalie M. Derse *Chief Financial Officer*	2023	540,385	—	3,647,297	372,680	6,981	4,567,343
	2022	495,192	—	11,197,900	420,000	8,678	12,121,770
	2021	339,946	—	5,393,552	570,000	8,534	6,312,032
Bryan S. Ko *Chief Legal Officer, Secretary and Head of Corporate Affairs*	2023	524,231	—	3,366,811	359,128	10,598	4,260,768
	2022	496,154	—	11,197,900	420,000	16,330	12,130,384
	2021	472,615	—	3,023,197	576,000	16,553	4,088,365

(1) The amounts shown in this column reflect the aggregate grant date fair value of RSUs and PRUs calculated in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value of each award was determined based on the fair value of our common stock on the grant date except that the fair value of each PRU that contains a market condition was estimated using the Monte Carlo simulation model. For a discussion of the valuation methodology and the metrics used for PRUs and RSUs, see Note 15 of our Annual Report on Form 10-K and "Equity Incentive Awards" in the Compensation Discussion and Analysis Section, above. For details of the awards granted in FY23, see the table "Grants of Plan-Based Awards," below.

The table below sets forth the grant date fair value determined in accordance with ASC Topic 718 principles for the performance-related components of these awards. Also set forth below are the grant date fair values pertaining to the market-related component or the TSR adjustment, determined upon the grant dates and which are not subject to probable or maximum outcome assumptions. Additional details of assumptions used in the valuations of the awards are included in Note 15 of our Annual Report on Form 10-K.

Name	Maximum Outcome of Performance Conditions Fair Value for FY23 ($)	Market-Related Component Fair Value for FY23 ($)	Maximum Outcome of Performance Conditions Fair Value for FY22 ($)	Market-Related Component Fair Value for FY22 ($)	Maximum Outcome of Performance Conditions Fair Value for FY21 ($)	Market-Related Component Fair Value for FY21 ($)
Vincent Pilette	5,888,295	16,466,542	5,624,734	4,874,948	5,078,370	4,354,139
Ondrej Vlcek	4,053,513	9,614,245	—	—	—	—
Natalie Derse	1,810,358	1,535,222	1,730,668	7,482,453	2,389,976	1,808,588
Bryan Ko	1,671,141	1,417,163	1,730,668	7,482,453	1,493,633	1,280,625

(2) For fiscal year 2023, represents the named executive officer's annual bonus under the FY23 Executive Annual Incentive Plan, which was earned in fiscal year 2023 and paid in fiscal year 2024.

(3) The FY23 amounts are comprised of the following:

	Contribution Plans 401(k) ($)	Financial Planning Services ($)	Total ($)
Vincent Pilette	6,231	2,725	8,956
Ondrej Vlcek	—	—	—
Natalie M. Derse	6,981	—	6,981
Bryan S. Ko	6,848	3,750	10,598

(4) Mr. Vlcek's salary and non-equity incentive plan compensation has been converted from Czech koruna to US dollar using a pre-determined fixed FX rate (.04457) and reflects his earnings beginning from October 2022.

The following table shows for FY23, certain information regarding grants of plan-based awards to our named executive officers from our incentive plans:

Grants of Plan-Based Awards in Fiscal 2023

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Vincent Pilette											
EAIP		—	1,187,500	2,375,000	—	—	—	—	—	—	—
RSU	7/8/22	—	—	—	—	—	—	170,157	—	—	3,925,522
PRU TSR	7/8/22	—	—	—	63,809	127,618	255,236	—	—	—	4,993,692
PRU Bookings and Margin Growth (BMG)	7/8/22	—	—	—	—	127,618	255,236	—	—	—	2,944,147
PRU VCP	7/8/22	—	—	—	212,697	425,393	1,276,179	—	—	—	11,472,849
Ondrej Vlcek											
EAIP		—	771,828	1,543,656	—	—	—	—	—	—	—
RSU	11/10/22	—	—	—	—	—	—	139,808	—	—	3,163,855
RSU	10/10/22	—	—	—	—	—	—	130,045	—	—	2,702,335
PRU TSR	10/10/22	—	—	—	48,767	97,534	195,068	—	—	—	3,437,098
PRU BMG	10/10/22	—	—	—	—	97,534	195,068	—	—	—	2,026,757
PRU VCP	10/10/22	—	—	—	162,557	325,113	975,339	—	—	—	6,177,147
Natalie M. Derse											
EAIP		—	440,000	880,000	—	—	—	—	—	—	—
RSU	5/10/22	—	—	—	—	—	—	49,241	—	—	1,206,897
PRU TSR	5/10/22	—	—	—	18,466	36,931	73,862	—	—	—	1,535,222
PRU BMG	5/10/22	—	—	—	—	36,931	73,862	—	—	—	905,178
Bryan S. Ko											
EAIP		—	424,000	848,000	—	—	—	—	—	—	—
RSU	5/10/22	—	—	—	—	—	—	45,454	—	—	1,114,078
PRU TSR	5/10/22	—	—	—	17,046	34,091	68,182	—	—	—	1,417,163
PRU BMG	5/10/22	—	—	—	—	34,091	68,182	—	—	—	835,570

(1)   The amounts shown in the "EAIP" rows represent potential cash bonus eligible to be earned under the Executive Annual Incentive Plan for fiscal 2023. For more information, see "Compensation Discussion and Analysis — Executive Annual Incentive Plan".

(2)   The amounts shown in the "PRU TSR", "PRU BMG", and "PRU VCP" rows represent the PRUs granted in fiscal 2023 under our 2013 Equity Incentive Plan (or the Avast Limited Long Term Incentive Plan with respect to the PRUs granted to Mr. Vlcek) with vesting conditions based on achievement levels of specific company performance and market conditions and service through the end of the applicable performance period. For more information on the FY23 PRUs reflected in the "PRU TSR" and "PRU BMG" rows, see "Compensation Discussion and Analysis — Equity Incentive Awards — Annual Equity Incentive Awards — FY23 Performance-based Restricted Stock Units." For more information on the FY23 PRUs reflected in the "VCP PRU" rows, see "Compensation Discussion and Analysis — Equity Incentive Awards — Value Creation Program (VCP) — VCP PRUs.

(3)   The amounts shown in the "RSU" rows represent the service-based RSUs granted in fiscal 2023 under our 2013 Equity Incentive Plan (or the Avast Limited Long Term Incentive Plan with respect to the RSUs granted to Mr. Vlcek). The RSUs granted on July 8, 2022 and May 10, 2022 become fully vested over three years, with 33%, 33% and 34% vesting on May 1, 2023, May 1, 2024, and May 1, 2025, respectively, subject to service through the applicable vesting date. The RSU granted on October 10, 2022 becomes fully vested over three years, with 33%, 33% and 34% vesting on October 1, 2023, October 1, 2024, and October 1, 2025, respectively, subject to service through the applicable vesting date. The RSU granted on November 10, 2022 becomes fully vested on November 1, 2025, subject to service through the vesting date. For more information on the FY23 RSUs (other than the RSUs granted on November 10, 2022) reflected in the "RSU" rows, see "Compensation Discussion

and Analysis — Equity Incentive Awards — Annual Equity Incentive Awards — FY23 Restricted Stock Units." For more information on the FY23 RSUs granted on November 10, 2022 reflected in the "RSU" rows, see "Compensation Discussion and Analysis — Equity Incentive Awards — Annual Equity Incentive Awards — Investment Match Equity Grant."

(4)   Represents the grant date fair value of PRU and RSU awards, in each case, determined in accordance with FASB ASC Topic 718. See footnote (1) to the Summary Compensation Table for more information.

The following table shows for FY23, certain information regarding outstanding equity awards at fiscal year end for our named executive officers.

Outstanding Equity Awards at Fiscal Year End 2023

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested (#)	Equity Incentive Plan Awards: Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested[1] ($)
Vincent Pilette	07/08/2022	–	–	–	–	–	170,157[2]	2,919,894	–	–
	07/08/2022	–	–	–	–	–	–	–	127,618[3]	2,189,925
	07/08/2022	–	–	–	–	–	–	–	255,236[4]	4,379,850
	07/08/2022	–	–	–	–	–	–	–	212,697[5]	3,649,881
	05/10/2021	–	–	–	–	–	119,182[6]	2,045,163	–	–
	05/10/2021	–	–	–	–	–	–	–	266,828[7]	4,578,768
	05/10/2021	–	–	–	–	–	–	–	266,828[8]	4,578,768
	07/10/2020	–	–	–	–	–	56,704[9]	973,041	–	–
Ondrej Vlcek	11/10/2022	–	–	–	–	–	139,808[10]	2,399,105	–	–
	10/10/2022	–	–	–	–	–	130,045[11]	2,231,572	–	–
	10/10/2022	–	–	–	–	–	–	–	97,534[3]	1,673,683
	10/10/2022	–	–	–	–	–	–	–	195,068[4]	3,347,367
	10/10/2022	–	–	–	–	–	–	–	162,557[5]	2,789,478
	03/22/2021	–	–	–	–	–	48,639[12]	834,645	–	–
Natalie M.Derse	05/10/2022	–	–	–	–	–	49,241[2]	844,976	–	–
	05/10/2022	–	–	–	–	–	–	–	36,931[3]	633,736
	05/10/2022	–	–	–	–	–	–	–	73,862[4]	1,267,472
	12/10/2021	–	–	–	–	–	69,750[13]	1,196,910	–	–
	12/10/2021	–	–	–	–	–	–	–	104,626[5]	1,795,382
	05/10/2021	–	–	–	–	–	36,671[6]	629,274	–	–
	05/10/2021	–	–	–	–	–	–	–	82,100[7]	1,408,836
	05/10/2021	–	–	–	–	–	–	–	82,100[8]	1,408,836
	08/10/2020	–	–	–	–	–	25,978[9]	445,782	–	–

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Yet Vested (#)	Equity Incentive Plan Awards: Value of Unearned Shares, Units or Other Rights that Have Not Yet Vested[1] ($)
Bryan S. Ko	05/10/2022	–	–	–	–	–	45,454[2]	779,991	–	–
	05/10/2022	–	–	–	–	–	–	–	34,091[3]	585,002
	05/10/2022	–	–	–	–	–	–	–	68,182[4]	1,170,003
	12/10/2021	–	–	–	–	–	69,750[13]	1,196,910	–	–
	12/10/2021	–	–	–	–	–	–	–	104,626[5]	1,795,382
	05/10/2021	–	–	–	–	–	36,671[6]	629,274	–	–
	05/10/2021	–	–	–	–	–	–	–	82,100[7]	1,408,836
	05/10/2021	–	–	–	–	–	–	–	82,100[8]	1,408,836
	07/10/2020	–	–	–	–	–	16,677[9]	286,177	–	–

(1) The market value is calculated based on $17.16 per share, the fair value of our common stock on March 31, 2023.

(2) These RSUs granted in fiscal 2023 vest over three years, with 33%, 33% and 34% vesting on May 1, 2023, May 1, 2024, and May 1, 2025, respectively, subject to service through the applicable vesting date.

(3) These PRUs granted in fiscal 2023 (TSR) have a three-year performance period from April 2, 2022 to April 4, 2025, and will vest based on achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY25. As of March 31, 2023, the aggregate achievement of the performance metrics was trending above the threshold payout level but not above the target payout level and, as a result, the number of shares shown is 100% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(4) These PRUs granted in fiscal 2023 (BMG) vest after the completion of a three-year period from April 2, 2022 to April 4, 2023, and will vest based on achievement of certain average bookings growth and non-GAAP operating margin performance measured over a two-year period from FY24-FY25, subject to service through the last day of FY25. As of March 31, 2023, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(5) These PRUs granted in fiscal years 2022 and 2023 (VCP) have a performance period ending April 3, 2026, and will vest based on achievement of certain share price appreciation with relative total shareholder return (rTSR) gates, subject to service through the last day of FY26. As of March 31, 2023, the aggregate achievement of the performance metrics was tracking at below the threshold level and, as a result, the number of shares shown is 50% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(6) These RSUs granted in fiscal 2022 vest 33%, 33% and 34% over three years on May 1, 2022, May 1, 2023 and May 1, 2024, respectively, subject to service through the applicable vesting date.

(7) These PRUs granted in fiscal 2022 (TSR) have a three-year performance period from April 3, 2021 to March 29, 2024, and vest based on achievement of certain relative TSR targets against the Nasdaq Composite Index, subject to service through the last day of FY24. As of March 31, 2023, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(8) These PRUs granted in fiscal 2022 (CAGR) vest after the completion of a three-year period from April 3, 2021 to March 29, 2024, and vest based on CAGR growth measured over a two-year period from FY22-FY23, with an additional fiscal year (FY24) to achieve this goal if it is not satisfied over such two-fiscal year period, subject to service through the last day of FY24. As of March 31, 2023, the aggregate achievement of the performance metrics was trending above the target payout level and, as a result, the number of shares shown is 200% of the shares granted. As soon as practical following the end of the performance period, the Company shall determine the number of PRUs earned and complete the settlement of shares.

(9) These RSUs granted in fiscal 2021 vest 33%, 33% and 34% over three years on June 1, 2021, June 1, 2022 and June 1, 2023, respectively, subject to service through the applicable vesting date.

(10) These RSUs granted in fiscal 2023 cliff vest 100% on November 1, 2025, subject to service through the vesting date.

(11) These RSUs granted in fiscal 2023 vest over three years, with 33%, 33%, and 34% to vest on October 1, 2023, October 1, 2024, and October 1, 2025, respectively, subject to service through the applicable vesting date.

(12) These RSUs were assumed as part of the Avast transaction in fiscal 2023 and cliff vest 100% on March 1, 2024, subject to service through the vesting date.

(13) These RSUs (VCP) granted in fiscal 2022 cliff vest 100% on December 1, 2023, subject to service through the vesting date.

The following table shows for FY23, certain information regarding option exercises and stock vested during the last fiscal year with respect to our named executive officers:

Option Exercises and Stock Vested in Fiscal 2023

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting[1] (#) | Value Realized on Vesting[2] ($) |
Name				
Vincent Pilette	—	—	541,736	10,155,029
Ondrej Vlcek	—	—	22,120[3]	446,160
Natalie M. Derse	—	—	221,819	4,135,792
Bryan S. Ko	—	—	187,348	3,653,407

(1) The number of shares and value realized for stock awards set forth above reflect (i) RSUs that vested and settled in FY23 and (ii) PRUs that vested at the end of the performance period in FY23 but were settled in fiscal 2024.

(2) The value realized upon vesting is based on (i) the closing price of our common stock upon vesting for RSUs and (ii) the closing price of our common stock on March 31, 2023 for PRUs.

(3) Represents RSUs assumed in the Avast merger, which vested and settled in FY23.

Non-Qualified Deferred Compensation in Fiscal 2023

The table below provides information on the non-qualified deferred compensation of the named executive officers for the fiscal year ended March 31, 2023.

| | Non-Qualified Deferred Compensation | | | | |
| | Executive Contributions in Last Fiscal Year ($)[1] | Registrant Contributions in Last Fiscal Year ($) | Aggregate Earnings in Last Fiscal Year ($)[2] | Aggregate Withdrawals/ Distributions (#) | Aggregate Balance at Last Fiscal Year-End ($)[3] |
Name					
Vincent Pilette	—	—	—	—	—
Ondrej Vlcek	—	—	—	—	—
Natalie M. Derse	—	—	—	—	—
Bryan S. Ko	228,288.45	—	-2,755.12	—	427,218.91

(1) The amount reflected includes FY23 salary contributions which is reported as "Salary" in the "Summary Compensation Table" for FY23.

(2) The amount reflected are not included in the Summary Compensation Table for FY23. These amounts consist of dividends, interest and change in market value attributed to each executive officer's entire account balance during FY23, which balance may include deferred compensation from previous periods. The amounts do not include the deferred compensation themselves.

(3) $187,985 of this amount was previously reported as "Salary" in the Summary Compensation Table in the Proxy Statements for prior Annual Meetings.

During the first three quarters of FY23, employees located in the US with a base salary of $180,000 or greater, including each of the named executive officers, were eligible to participate in the Gen Digital Deferred Compensation Plan (the Deferred Compensation Plan). The Deferred Compensation Plan provides for the opportunity for participants to defer up to 75% of base salary and 100% of variable pay each year and up to 100% of sales commissions as a separate election. Variable pay included annual incentive plan and commission payments. Deferral elections must be made prior to the beginning of a calendar year and cannot be revoked as of the day immediately prior to commencement of that year. Participants have the opportunity to elect each year whether to receive that year's deferrals upon a specified date or upon termination of employment, and the form of payment elected will be honored regardless of a participant's length of service.

The Deferred Compensation Plan is "unfunded," and all deferrals are general assets of Gen. Amounts deferred by each participant under the Deferred Compensation Plan are credited to a bookkeeping account maintained on behalf of each participant. The bookkeeping account under the Deferred Compensation Plan will then be adjusted based on the performance of the measurement funds that have been selected by the participant. The measurement funds available under the Deferred Compensation Plan include the investment funds available under our 401(k) plan as well as additional asset classes. Each participant may change their measurement fund selections on a daily basis. The Deferred Compensation Plan requires that benefits accumulated in the bookkeeping accounts for each participant not meeting a 5-year service requirement be distributed to the participant following his or her termination of employment with us for any reason. If a 5-year service requirement is met, accumulated benefits in the participant's account will be distributed according to the participant's designated payment election.

Upon first entering the Deferred Compensation Plan, a participant has the option to make a one-time election, which will apply to all future account balances to determine how they will be paid in the event of a change in control. By making the one-time election a participant will receive all remaining account balances in a lump sum in the month following the month of termination, if termination occurs within two (2) years following a change in control. If a participant's employment ended before the change in control, any remaining balances will be distributed in a lump sum within 90 days of the change in control.

Effective January 1, 2023, the Gen Digital Deferred Compensation Plan was frozen, meaning no new employees could participate in the plan and no future contributions could be made to the plan following such date, with the exception of the fiscal year 2023 annual incentive plan deferral elections, which were made in calendar year 2022. Deferrals in the Deferred Compensation Plan will continue to be maintained on behalf of each participant.

Potential Payments Upon Termination or Change-in-Control

Set forth below is a description of the plans and agreements (other than the Deferred Compensation Plan) that could result in potential payouts to our named executive officers in the case of their termination of employment and/or a change in control of Gen. For information regarding potential payouts upon termination under the Deferred Compensation Plan, in which certain of our executive officers participate, see "Non-Qualified Deferred Compensation in Fiscal 2023" above.

Gen Digital Executive Retention Plan

In January 2001, the Board approved the Gen Digital Executive Retention Plan, to address terminations of employment resulting from a change in control of Gen, which was most recently in January 2021. Under the terms of the plan, all equity compensation awards (including, among others, stock options, PRUs, and RSUs) granted by Gen to its Section 16(b) officers (including our named executive officers) would become fully vested (at target or to the extent of achievement for PRUs) and, if applicable, exercisable following a change in control of Gen (as defined in the plan) after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control.

The plan also provides for the payment of a cash severance benefit for our named executive officers equal to one times such officer's base salary and target payout under the Executive Annual Incentive Plan applicable to such named executive officer in the circumstances described above (i.e., following a change in control of Gen after which the officer's employment is terminated without cause or constructively terminated by the acquirer within 12 months after the change in control).

Gen Digital Executive Severance Plan

In April 2012, the Compensation Committee adopted the Gen Digital Executive Severance Plan to provide severance benefits to vice presidents and above of Gen as well as certain other designated employees, which was amended and restated by the Board in January 2021. To receive benefits under the plan, participants must (i) be involuntarily terminated from active employment other than for cause (as defined in the plan); (ii) not be terminated due to the sale of a business, part of a business, divestiture or spin-off and offered employment upon terms and conditions substantially identical to those in effect immediately prior to such sale, divestiture or spin-off; and (iii) not be entitled to severance under any other plan, fund, program, policy, arrangement or individualized written agreement providing for severance benefits that is sponsored or funded by Gen.

Under the terms of the plan, a participant will receive severance payments equal to one times the sum of his or her base salary in effect at the time of his or her involuntary termination, COBRA premiums for the duration of the severance pay (12 months), and six months of outplacement services, including counseling and guidance. The participant is solely responsible for all COBRA premiums for his or her continuation coverage. In addition, the participant will receive an additional payment equivalent to 75% of the participant 's prorated target cash incentive award under the Executive Annual Incentive Plan in effect for such fiscal year if the participant was terminated in the second half of the fiscal year or after the end of the fiscal year but prior to payment, and was employed in good standing for a minimum of six (6) months prior to his or her termination date.

Payment of such severance benefits is subject to the participant returning a release of claims against Gen.

Death and Disability Acceleration under Award Agreements

Consistent with the practice of many of our peers and to encourage our employees to remain employed with us, all of our PRU and RSU grants (including PRUs and RSUs granted to our NEOs), provide for accelerated vesting in full upon death or disability, with PRUs vesting at target.

Vincent Pilette

The following table summarizes the value of the payouts to Mr. Pilette pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 31, 2023 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $17.16 on March 31, 2023):

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services ($)[1]	Option Vesting ($)	RSU Vesting ($)	PSU Vesting ($)
Involuntary Termination Upon Termination Without Cause	1,840,625	3,836	2,500	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	2,137,500			—	5,938,098	16,258,362
Termination Due to Death or Disability	—			—	5,938,098	16,258,362

(1) Reflects the Company's best estimate as to the maximum amount of outplacement services.

Ondrej Vlcek

The following table summarizes the value of the payouts to Mr. Vlcek pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 31, 2023 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $17.16 on March 31, 2023):

	Severance Pay ($)	COBRA Premiums[1] ($)[1]	Outplacement Services[2] ($)	Option Vesting ($)	RSU Vesting ($)	PSU Vesting ($)
Involuntary Termination Upon Termination Without Cause	1,350,699	—	2,500	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	1,543,656			—	5,465,322	8,926,305
Termination Due to Death or Disability	—			—	5,465,322	8,926,305

(1) As a Czech Republic citizen, Mr. Vlcek is not entitled to COBRA premiums.

(2) Reflects the Company's best estimate as to the maximum amount of outplacement services.

Natalie Derse

The following table summarizes the value of the payouts to Ms. Derse pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 31, 2023 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $17.16 on March 31, 2023):

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PSU Vesting ($)
Involuntary Termination Upon Termination Without Cause	880,000	3,836	2,500	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	990,000			—	3,116,942	6,267,055
Termination Due to Death or Disability	—			—	3,116,942	6,267,055

(1)   Reflects the Company's best estimate as to the maximum amount of outplacement services.

Bryan Ko

The following table summarizes the value of the payouts to Mr. Ko pursuant to the Gen Digital Executive Retention Plan and the Gen Digital Executive Severance Plan, assuming a qualifying termination as of March 31, 2023 (intrinsic values of equity awards are based upon the closing price for a share of our common stock of $17.16 on March 31, 2023):

	Severance Pay ($)	COBRA Premiums ($)	Outplacement Services[1] ($)	Option Vesting ($)	RSU Vesting ($)	PSU Vesting ($)
Involuntary Termination Upon Termination Without Cause	848,000	3,836	2,500	—	—	—
Change of Control Involuntary Termination Without Cause or Constructive Termination Within 12 Months	954,000			—	2,892,352	6,169,587
Termination Due to Death or Disability	—			—	2,892,352	6,169,587

(1)   Reflects the Company's best estimate as to the maximum amount of outplacement services.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the ratio of the annual total compensation of Mr. Pilette, our CEO, to the median of the annual total compensation of our employees, and have annualized his base salary as required under Item 402(u) of Regulation S-K. We believe that the pay ratio disclosed below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Our compensation programs and reward offerings are designed to reflect local market practices across our global operations, which have grown significantly over the past few years. As of March 31, 2023, we employed 2,438 employees globally, with approximately 44% based in the United States and 56% based outside of the United States. This total number of employees excludes 1,493 individuals who became our employees as a result of our acquisition of Avast in September 2022 in accordance with an exemption under the pay ratio rules for acquisitions completed in the relevant fiscal year.

Pay Ratio:

- Mr. Pilette's FY23 annual total compensation was $25,291,365, which was calculated in the same manner as the amounts reported in the "Total" column of the "2023 Summary Compensation Table" in this proxy statement.

- The FY23 annual total compensation of our median employee (other than our CEO) was $96,500.

- Based on this information, the pay ratio of the annual total compensation of our CEO to the median of the annual total compensation of our employees is 262.1 to 1.

Identification of the Median Employee:

For purposes of identifying our median employee, we used our global employee population as of March 31, 2023, identified based on our global human resources system of record, inclusive of all regular employees employed by Gen as of that date. We used total direct compensation as our consistently applied compensation measure. In this context, total direct compensation is the sum of the value of base salary or wages earned, which has been annualized with respect to permanent employees, the annual incentive target amount or annual commission target amount in effect as of March 31, 2023, and the grant date fair value of all equity awards granted during FY23, excluding the value of any modifications. Cash compensation figures were converted from local currency to U.S. dollars using the exchange rate Gen used for FY23 internal budgeting purposes. We did not make any cost-of-living adjustments or utilize the de minimis exemption to eliminate countries representing no more than 5% of our global population in the aggregate as allowed by SEC rules.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer (PEO) and non-PEO NEOs and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act (Pay Versus Performance Rules) and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

| | | | | | Value of Initial Fixed $100 Investment Based On:[5] | | | |
Year[1] (a)	Summary Compensation Table Total for PEO (b)	Compensation Actually Paid to PEO[2][3] (c)	Average Summary Compensation Table Total for Non-PEO NEOs (d)	Average Compensation Actually Paid to Non-PEO NEOs[2][4] (e)	Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)	Net Income (in millions) (h)	Net Revenue Growth (by percentage)[6] (i)
2023	$25,291,365	$ 5,686,393	$ 9,006,551	$ (105,381)	$108	$201	$1,349	19%
2022	$13,517,505	$20,734,811	$12,126,077	$18,159,360	$156	$210	$ 836	10%
2021	$13,829,574	$24,198,283	$ 4,001,474	$ 5,238,020	$120	$177	$ 554	11%

(1)   The following table lists the PEO and non-PEO NEOs for each of fiscal years 2021, 2022 and 2023.

	PEO	Non-PEO NEOs
2023	Vincent Pilette	Ondrej Vlcek, Natalie Derse, and Bryan Ko
2022	Vincent Pilette	Natalie Derse and Bryan Ko
2021	Vincent Pilette	Natalie Derse, Matthew Brown, Samir Kapuria and Bryan Ko

(2)   The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our NEOs during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Executive Compensation and Related Information — Executive Compensation Tables — Summary Compensation Table" for additional information).

(3)   The following table shows the amounts deducted from and added to the Summary Compensation Table total to calculate "compensation actually paid" to Mr. Pilette in accordance with the Pay Versus Performance Rules:

| | Pension Plan Adjustments | | | Equity Award Adjustments | | | | | |
	Summary Compensation Table Total for PEO	Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Compensation Actually Paid to PEO
2023	$25,291,365	N/A	N/A	$(23,336,211)	$10,908,779	$(5,774,617)	—	$(2,068,928)	—	$ 666,005	$ 5,686,393
2022	$13,517,505	N/A	N/A	$(11,437,131)	$15,110,461	$ 3,167,247	—	$ 356,090	—	$ 20,639	$20,734,811
2021	$13,829,574	N/A	N/A	$(10,278,897)	$10,181,749	—	—	$(1,467,399)	—	$11,933,256	$24,198,283

(4)   The following table shows the amounts deducted from and added to the average Summary Compensation Table total compensation to calculate the average "compensation actually paid" to our non-PEO NEOs in accordance with the Pay Versus Performance Rules.

	Average Summary Compensation Table Total for Non-PEO NEOs	Pension Plan Adjustments		Equity Award Adjustments							Average Compensation Actually Paid to Non-PEO NEOs
		Change in Pension Value	Pension Service Cost	Stock Awards	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	
2023	$ 9,006,551	N/A	N/A	$ (8,173,767)	$ 5,095,792	$(5,796,603)	$0	$ (517,328)	$0	$ 279,974	$ (105,381)
2022	$12,126,077	N/A	N/A	$(11,197,900)	$13,885,671	$ 1,213,977	$0	$1,000,832	$0	$1,130,703	$18,159,360
2021	$ 4,001,474	N/A	N/A	$ (2,908,394)	$ 1,991,444	$ (9,777)	$0	$ 18,076	$0	$2,145,197	$ 5,238,020

(5) In accordance with the Pay Versus Performance Rules, the Company and the Company's peer group total shareholder return (Peer Group TSR) is determined based on the value of an initial fixed investment of $100 on April 4, 2020, through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the S&P Information Technology Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended March 31, 2023.

(6) We have determined that Net Revenue Growth is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our NEOs, for fiscal year 2023, to company performance (Company Selected Measure (as defined in the Pay Versus Performance Rules)). "Net Revenue Growth" refers to the percentage of year-over-year growth in annual GAAP net revenue.

Required Tabular Disclosure of Most Important Measures

In accordance with the Pay Versus Performance Rules, the following table lists the most important financial and non-financial performance measures that, in the Company's assessment, represent the most important performance measures used to link "compensation actually paid" to our NEOs, for fiscal year 2023, to company performance, as further described in our Compensation Discussion and Analysis within the sections titled "Executive Compensation and Related Information — Executive Compensation Summary — Pay for Performance Alignment" (see page 51), "Executive Compensation and Related Information — Executive Compensation Summary — Compensation Components" (see page 54), "Executive Compensation and Related Information — Executive Compensation Summary — Executive Annual Incentive Plan (EAIP)" (see page 58), and "Executive Compensation and Related Information — Executive Compensation Summary — Equity Incentive Awards" (see page 61).

Most Important Performance Measures

Net Revenue Growth
Non-GAAP Operating Income
Non-GAAP Operating Margin
Relative Total Shareholder Return
Absolute Total Shareholder Return
Bookings Growth

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the charts below illustrate how "compensation actually paid" to our NEOs aligns with the Company's financial performance as measured by our TSR, our Peer Group TSR, our net income, and Net Revenue Growth:









Certain Relationships and Related Transactions

Related-Person Transactions Policy and Procedure

Gen has adopted a written related person transactions policy which provides for Gen's policies and procedures regarding the identification, review, consideration and approval or ratification of "related person transactions." The Nominating and Governance Committee reviews transactions that may be "related person transactions," which are transactions between Gen and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any Gen executive officer, director, nominee for director, or stockholder holding more than 5% of any class of Gen's voting securities, in each case, since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions are deemed not to be "related person transactions" (meaning the related person is deemed to not have a direct or indirect material interest in the transaction):

- compensation to executive officers if: (1) the compensation is required to be reported in Gen's proxy statement, or (2) the executive officer is not an immediate family member of another executive officer or director of the Company, the related compensation would be reported in the proxy statement if the executed officer was a named executive officer, and Gen's Compensation Committee approved (or recommended that the Board approve) such compensation;

- any compensation paid to a director if the compensation is required to be reported in Gen's proxy statement;

- any transaction with another company at which a related person is a director or an employee (other than an executive officer) or beneficial owner of less than 10% of that Company's shares or as a limited partner holding interests of less than 10% in the limited partnership (or similar interests in an alternative form of equity), if the aggregate amount involved does not exceed the greater of $500,000, or 5% of that company's (or another entity's) total annual consolidated gross revenues;

- any transaction where the related person's interest arises solely from the ownership of Gen's common stock and all holders of Gen's common stock received the same benefit on a pro rata basis (e.g. dividends);

- any charitable contribution, grant or endowment by Gen or the Gen Foundation to a charitable organization, foundation or university at which a related person's only relationship is as a director or an employee (other than an executive officer), if the aggregate amount involved does not exceed the greater of $120,000 or 5% of the annual consolidated gross revenues of such charitable organization, foundation or university, or any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;

- any transaction with a related person where (I) the rates or charges involved are determined by competitive bids, (ii) involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority, or (iii) involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and

- indemnification payments and other payments made pursuant to directors and officers insurance policies, Gen's Certificate of Incorporation or Bylaws then in effect, or any policy, agreement or instrument approved by the Board.

Under the policy, members of Gen's legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to the Nominating and Governance Committee. In addition, transactions may be identified through Gen's Code of Conduct or other Gen policies and procedures and reported to the Nominating and Governance Committee. The Nominating and Governance Committee determines whether the related person has a material interest in a transaction and may approve, ratify, amend, terminate or rescind the transaction.

Certain Related Party Transactions
Transactions with Starship Enterprise, a.s.

Prior to the Avast Merger, Avast leased its Prague headquarters property from Starship, which is partially owned by a member of the Board, Mr. Pavel Baudis. Mr. Baudis has a 36% ownership interest in Starship. Following the Avast Merger, Gen continues to lease its Prague headquarters property from Starship. The lease will terminate on August 3, 2024 and provides for rent of approximately $4 million per year. Mr. Baudis is a member of the board of directors of Starship but does not have any direct involvement in our business relationship with Starship. Gen paid Starship approximately $2.25 million for the fiscal year ended March 31, 2023.

Report of the Audit Committee

The information contained in the following report of Gen's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Gen under the Exchange Act or the Securities Act of 1933 unless and only to the extent that Gen specifically incorporates it by reference.

The Audit Committee is comprised solely of independent directors, as defined by current Nasdaq listing standards, and operates under a written charter, which was most recently amended by the Board on June 27, 2023. The Audit Committee oversees Gen's financial reporting process on behalf of the Board. Management has primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that were included in Gen's Annual Report on Form 10-K for the fiscal year ended March 31, 2023 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

The Audit Committee reviewed with Gen's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgments as to the quality, not just the acceptability, of Gen's accounting principles and discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the registered public accounting firm's independence.

The Audit Committee discussed with Gen's internal accountants and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal accountants and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of Gen's internal controls, and the overall quality of Gen's financial reporting. The Audit Committee also received the report of management contained in Gen's Annual Report on Form 10-K for the fiscal year ended March 31, 2023, as well as KPMG's Report of Independent Registered Public Accounting Firm included in Gen's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and financial statement schedule and (ii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee Gen's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2024.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in Gen's Annual Report on Form 10-K for the fiscal year ended March 31, 2023 for filing with the SEC.

By: The Audit Committee of the Board of Directors:

Eric K. Brandt (Chair)
Frank E. Dangeard
Nora M. Denzel
Emily Heath

Information About Solicitation and Voting

This proxy is solicited on behalf of the Board for use at the Annual Meeting, which will be conducted via live webcast on September 12, 2023, at 9:00 a.m. (Pacific Time), and any adjournment or postponement thereof. We will provide a re-playable webcast of the Annual Meeting, which will be available on the events section of our investor relations website at investor.gendigital.com.

About the Annual Meeting

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the proposals described in this proxy statement. In addition, following the Annual Meeting, management will report on the performance of Gen and respond to questions from stockholders.

What proposals are scheduled to be voted on at the Annual Meeting?

Stockholders will be asked to vote on the following proposals:

1. Election to the Board of the eight nominees named in this proxy statement;

2. Ratification of the appointment of KPMG as our independent registered public accounting firm for the 2024 fiscal year;

3. An advisory vote to approve executive compensation;

4. An advisory vote on the frequency of advisory votes to approve executive compensation; and

5. A stockholder proposal to seek stockholder ratification of termination pay, if properly presented at the Annual Meeting.

If any other business properly comes before the Annual Meeting or any adjournment or postponement thereof, you will be voting on those items as well.

What is the recommendation of the Board on each of the proposals scheduled to be voted on at the Annual Meeting?

The Board recommends that you vote FOR each of the nominees to the Board (Proposal No. 1); FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for the 2024 fiscal year (Proposal No. 2); FOR the approval of compensation to our named executive officers (Proposal No. 3); for "ONE YEAR" for the approval of the frequency of advisory votes to approve executive compensation (Proposal No. 4); and AGAINST the stockholder proposal (Proposal No. 5).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by stockholders of Gen, and we have not received notice of any such proposals, other than Proposal No. 5 which is included in proxy statement. If any other matter were to come before the Annual Meeting, the proxy holders appointed by the Board will have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Stockholders as of the record date for the Annual Meeting, July 17, 2023, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were 639,416,231 shares of Gen common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Stockholder of Record: Shares Registered in Your Name

If on July 17, 2023, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote over the internet or by telephone, or if you received paper proxy materials by mail, by filling out and returning the proxy card.

For questions regarding your stock ownership, you may contact our transfer agent, Computershare Investor Services, by email through their website at www.computershare.com/contactus or by phone at (877) 282-1168 (within the U.S. and Canada) or (781) 575-2879 (outside the U.S. and Canada).

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on July 17, 2023, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and it has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a stockholder of record, you may:

- vote at the Annual Meeting — to participate in and vote at the Annual Meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials;
- vote via the internet or via telephone — instructions are shown on your Notice of Internet Availability of Proxy Materials or proxy card; or
- vote by mail — if you received a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted via the internet or by telephone must be received by 11:59 p.m., Eastern Time, on September 11, 2023. Submitting your proxy, whether via the internet, by telephone or by mail if you received a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to virtually attend the Annual Meeting.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still virtually attend the Annual Meeting if you have already voted by proxy.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you virtually attend and vote at the Annual Meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (shares present at the Annual Meeting and voted "abstain") are counted for purposes of determining whether a quorum is present and have no effect on the election of directors. Abstentions have no impact on the advisory vote on the frequency of advisory votes to approve executive compensation. For the purpose of determining whether the stockholders have approved all other matters, abstentions have the same effect as an "against" vote.

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner, or (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present and have no effect on the matters voted upon. If you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote your shares on any of the proposals, except for Proposal No. 2, ratification of the appointment of KPMG as our independent public accounting firm for the 2024 fiscal year. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to virtually attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

- *Proposal No. 1.* Each director must be elected by a majority of the votes cast, meaning the votes "FOR" a director must exceed the number of votes "AGAINST" a director.
- *Proposal Nos. 2, 3, and 5.* Approval of each of Proposal Nos. 2, 3, and 5 requires the affirmative "FOR" vote of a majority of the shares entitled to vote on these proposals at the Annual Meeting and virtually attending the Annual Meeting or represented by proxy.
- *Proposal No. 4.* The frequency (every one year, two years or three years) receiving the greatest number of votes will be considered the frequency recommended by stockholders.

What if I return a proxy card but do not make specific choices?

All proxies will be voted in accordance with the instructions specified on the proxy card. If you vote over the internet or by telephone, please follow the instructions included on the Notice of Internet Availability of Proxy Materials, proxy card or proxy materials on how to vote over the internet or by telephone. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our Board stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

Who is paying for this proxy solicitation?

Gen is paying the costs of the solicitation of proxies. We have retained D.F. King & Co., Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of approximately $10,000, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

What does it mean if I receive more than one proxy card or Notice of Internet Availability?

If you receive more than one proxy card or Notice of Internet Availability of Proxy Materials, your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on your proxy card or Notice of Internet Availability of Proxy Materials on how to access each proxy card and vote each proxy card over the internet or by telephone. If you received paper proxy materials by mail, you can also complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

You may change your vote or revoke your proxy at any time before your proxy is voted at the Annual Meeting. If you are a stockholder of record, you may change your vote or revoke your proxy by:

- delivering to the Corporate Secretary of Gen (by any means, including facsimile) a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;
- voting again over the internet or by telephone; or
- virtually attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if you are a beneficial owner and you wish to change or revoke your proxy, you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares at the Annual Meeting, by virtually attending and voting at the Annual Meeting.

How can I attend the Annual Meeting and submit questions?

To attend the Annual Meeting and submit your questions prior to or during the Annual Meeting, please visit www.virtualshareholdermeeting.com/GEN2023. To participate in the Annual Meeting or to submit questions in advance of the Annual Meeting, you will need the 16-digit control number included with your proxy materials, on your proxy card, Notice of Internet Availability of Proxy Materials or on the instructions that accompanied your proxy materials.

What if during the check-in time or during the Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the customer support numbers which will be shown on the virtual shareholder meeting site approximately 30 minutes before the start of the Annual Meeting.

Why are you not holding the Annual Meeting in a physical location?

We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders. Hosting a virtual meeting will enable increased stockholder attendance and participation since stockholders can participate from any location around the world. In addition, we believe the online format allows us to communicate effectively with you via a pre-meeting forum that you can enter by visiting www.virtualshareholdermeeting.com/GEN2023.

How can I get electronic access to the proxy materials?

The proxy materials will provide you with instructions regarding how to:

- view our proxy materials for the Annual Meeting over the internet; and
- instruct us to send our future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings of stockholders on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Where can I find the voting results?

The preliminary voting results will be announced at the Annual Meeting and posted on our website at *investor.gendigital.com*. The final results will be tallied by the inspector of elections and filed with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

Additional Information

Stockholder Proposals for the 2024 Annual Meeting

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. Gen's Bylaws provide that, for stockholder nominations to the Board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Gen Digital Inc., 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Corporate Secretary.

To be timely for the 2024 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices between May 15, 2024 and June 14, 2024 (or, if the 2024 Annual Meeting of Stockholders is called for a date that is more than 30 calendar days before or more than 60 calendar days after the anniversary of the date of the 2023 Annual Meeting, then by no later than 10 calendar days after our public announcement of the date of the 2024 Annual Meeting of Stockholders). A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by Gen's Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in Our Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Gen's 2024 Annual Meeting of Stockholders must be received by us not later than April 2, 2024 in order to be considered for inclusion in Gen's proxy materials for that meeting. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of Director nominees other than Gen nominees must comply with the additional requirements of Rule 14a-19(b).

Available Information

Gen will mail without charge, upon written request, a copy of Gen's annual report on Form 10-K for fiscal year 2023, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested.

Requests should be sent to:


Gen Digital Inc.
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
Attn: Investor Relations


The Annual Report is also available at *investor.Gen.com*.

Householding – Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are Gen stockholders will be "householding" our annual report and proxy materials. A single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free 1-866-540-7095, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Gen will promptly deliver a separate copy of the annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the annual report and other proxy materials, you may write or call Gen's Investor Relations department at 60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona 85281, Attn: Investor Relations, telephone number (650) 527-8000.

Any stockholders who share the same address and currently receive multiple copies of Gen's annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or Gen's Investor Relations department at the address or telephone number listed above.

Other Matters

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the Annual Meeting. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Note About Forward-Looking Statements

In this proxy statement, Gen has disclosed information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Forward-looking statements may appear throughout this proxy statement. In some cases, you can identify these forward-looking statements by the use of terms such as "believe," "will," "expect" "anticipate," "estimate," "intend," "strategy," "future," "plan," "may," "should," "would," and "continue to," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward- looking. All statements other than statements of historical fact are statements that could be deemed forward- looking statements, including, but not limited to statements regarding our business strategy, governance and stockholder engagement practices, ESG initiatives and executive compensation program. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Information Referenced in this Proxy Statement

The content of the websites referred to in this proxy statement are not incorporated by reference into this proxy statement.

Annex A

Reconciliation of Non-GAAP Financial Measures and Explanation of Key Performance Indicators

This proxy statement contains references to non-GAAP EPS, non-GAAP operating income, and non-GAAP operating margin, which are adjusted from results based on GAAP, as well as references to certain key performance indicators. These measures are provided to enhance the user's understanding of our prospects for the future. Our management team uses these measures in assessing Gen's performance, as well as in planning and forecasting future periods.

Reconciliation of GAAP to non-GAAP measures (in millions, except per share amounts)

Non-GAAP EPS, non-GAAP operating income, and non-GAAP operating margin are not computed according to GAAP and the method we use to compute these non-GAAP financial measures may differ from the method used by other companies. Such measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Please see below for the GAAP to non-GAAP reconciliation of these measures.

	Year Ended	
	March 31, 2023	April 1, 2022
Diluted net income (loss) per share (GAAP)	$ 2.16	$ 1.41
Adjustments to diluted net income (loss) per share		
Contract liabilities fair value adjustment	$ —	$ 0.02
Stock-based compensation	$ 0.20	$ 0.12
Amortization of intangible assets	$ 0.49	$ 0.21
Restructuring and other costs	$ 0.11	$ 0.05
Acquisition and integration costs	$ 0.12	$ 0.06
Litigation costs	$ 0.05	$ 0.34
Other	$ 0.03	$ 0.01
Non-cash interest expense	$ 0.03	$ 0.01
Loss (gain) on extinguishment of debt	$ 0.01	$ 0.01
Gain on sale of properties	$ —	$ (0.30)
Total adjustments to GAAP income (loss) before income taxes	$ 1.04	$ 0.54
Adjustment to GAAP provision for income taxes	$ (1.41)	$ (0.20)
Total adjustment to income (loss), net of taxes	$ (0.37)	$ 0.34
Incremental dilution effect	$ 0.01	$ —
Diluted net income (loss) per share (Non-GAAP)	$ 1.81	$ 1.75
Operating income (loss)	$1,227	$1,005
Contract liabilities fair value adjustment	$ 2	$ 11
Stock-based compensation	$ 123	$ 70
Amortization of intangible assets	$ 308	$ 124
Restructuring and other costs	$ 69	$ 31
Acquisition and integration costs	$ 77	$ 37
Litigation costs	$ 29	$ 202
Operating income (loss) (Non-GAAP)	$1,835	$1,480
Net Revenues	$3,338	$2,796

	Year Ended	
	March 31, 2023	**April 1, 2022**
Operating margin	36.8%	35.9%
Operating margin (Non-GAAP)	54.9%	52.7%
Operating cash flow (GAAP)	$ 757	$ 974
Purchases of property and equipment	$ (6)	$ (6)

Explanation of key performance indicators

Bookings: Bookings are defined as customer orders received that are expected to generate net revenues in the future. We present the operational metric of bookings because it reflects customers' demand for our products and services and to assist readers in analyzing our performance in future periods.

Direct customer count: Direct customers are defined as active paid users of our products and solutions who have a direct billing and/or registration relationship with us at the end of the reported period. Average direct customer count presents the average of the total number of direct customers at the beginning and end of the applicable period. We exclude users on free trials from our direct customer count. Users who have indirectly purchased and/or registered for our products or solutions through partners are excluded unless such users convert or renew their subscription directly with us or sign up for a paid membership through our web stores or third-party app stores. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and solutions across brands, platforms, regions, and internal systems, and therefore, calculation methodologies may differ. The methodologies used to measure these metrics require judgment and are also susceptible to algorithms or other technical errors. We continually seek to improve our estimates of our user base, and these estimates are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

Direct average revenues per user (ARPU): ARPU is calculated as estimated direct customer revenues for the period divided by the average direct customer count for the same period, expressed as a monthly figure. Non-GAAP estimated direct customer revenues and ARPU have limitations as analytical tools and should not be considered in isolation or as a substitute for GAAP estimated direct customer revenues or other GAAP measures. We monitor ARPU because it helps us understand the rate at which we are monetizing our consumer customer base.

Annual retention rate: Annual retention rate is defined as the number of direct customers who have more than a one-year tenure as of the end of the most recently completed fiscal period divided by the total number of direct customers as of the end of the period from one year ago. We monitor annual retention rate to evaluate the effectiveness of our strategies to improve renewals of subscriptions.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended March 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from   to

Commission File Number 000-17781

Gen Digital Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0181864**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
60 E. Rio Salado Parkway, Suite 1000, Tempe, Arizona	**85281**
(Address of principal executive offices)	*(Zip code)*

Registrant's telephone number, including area code:
(650) 527-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Trading symbol(s)*	*Name of each exchange on which registered*
Common Stock, par value $0.01 per share	**GEN**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of Gen Digital (f/k/a NortonLifeLock Inc.) common stock on September 30, 2022 as reported on the Nasdaq Global Select Market: $9,340,370,900, based on a per share stock price of $20.14. Solely for purposes of this disclosure, shares of common stock held by each executive officer, director, and holder of 5% or more of the outstanding common stock have been excluded as of such date because such persons may be deemed to be affiliates. This determination of possible affiliate status is not a conclusive determination for any other purposes.

The number of shares of Gen Digital common stock, $0.01 par value per share, outstanding as of May 19, 2023 was 640,770,648 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2023 annual meeting of stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended March 31, 2023.

GEN DIGITAL INC.

FORM 10-K
For the Fiscal Year Ended March 31, 2023

TABLE OF CONTENTS

"Gen," "we," "us," "our," and "the Company" refer to Gen Digital Inc. and all of its subsidiaries. Gen, Norton, Avast,

LifeLock, Avira, AVG, Reputation Defender, CCleaner and all related trademarks, service marks and trade names are trademarks or registered trademarks of Gen or other respective owners that have granted Gen the right to use such marks. Other names may be trademarks of their respective owners.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The discussion below contains forward-looking statements, which are subject to safe harbors under the Securities Act of 1933, as amended (the Securities Act) and the Exchange Act of 1934, as amended (the Exchange Act). Forward-looking statements include references to our ability to utilize our deferred tax assets, statements about our future financial performance, statements including words such as "expects," "plans," "anticipates," "believes," "estimates," "predicts," "goal," "intent," "momentum," "projects," and similar expressions, and any other statements that does not directly relate to any historical or current fact. These statements are only predictions, based on our current expectations about future events and may not prove to be accurate. We do not undertake any obligation to update these forward-looking statements to reflect events occurring or circumstances arising after the date of this report. These forward-looking statements involve risks and uncertainties, and our actual results, performance, or achievements could differ materially from those expressed or implied by the forward-looking statements on the basis of several factors, including economic recessions, inflationary pressures and those other factors that we discuss in Item 1A. *Risk Factors*, of this Annual Report on Form 10-K. We encourage you to read that section carefully.

ITEM 1. *Business*

Purpose and Mission

Purpose: Powering Digital Freedom.

Mission: We create technology solutions for people to take full advantage of the digital world, safely, privately, and confidently so together, we can build a better tomorrow.

Our Values

Protecting people is what inspires us, and our people are at the core of what we do. We seek to attract talent that embraces the following values:

- **Customer Driven. Community Minded.** We are advocates for our customers and are dedicated to making their lives simpler and safer. We are driven by the positive impact we can have on all the communities in which we live and work.

- **Think Big. Be Bold.** We empower and inspire one another to think in new ways and to embrace change. We take calculated risks and learn fast to drive innovation across the business.

- **Keep it real. Make it Happen.** We are authentic, open, and treat one another with respect. We do what we say and say what we do with integrity.

- **Play to win. Together.** We act with passion, purpose, and energy to win with customers and in the marketplace. We leverage the strength of our global team, knowing we're more powerful together.

Company Overview

On September 12, 2022, we completed the merger with Avast (the Merger). In connection with the Merger, effective November 7, 2022, we changed our company name from NortonLifeLock, Inc. to Gen Digital, Inc. (Gen). The Merger accelerated our transformation of consumer Cyber Safety, and increased our user reach and geographic footprint globally. The combined strengths of Gen created a broader and complementary product portfolio that spans beyond core security, into identity and privacy, and towards adjacent trust-based solutions.

Gen is a global company powering Digital Freedom with a family of trusted brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. We bring award-winning products and services in Cyber Safety, covering security, privacy and identity protection to approximately 500 million users in more than 150 countries so they can live their digital lives safely, privately, and confidently today and for generations to come.

Today's world is increasingly digital, and this has changed the way we live our lives every day. The last decade has brought increasingly impressive technological advances that have unlocked new ways to play and transact online, control smart homes, and more. The possibilities in the digital world will continue to transform our lives. However, with each new digital interaction comes increased risk and exposure for consumers as cybercriminals use a mix of old and new tactics and technology, including phishing, vishing, smishing, based on machine learning and deep fake, to execute highly advanced threats. We are our customers' trusted ally they can depend on to help secure and control their digital lives so they can be free to enjoy the promise of the digital world. We are committed more than ever to protecting and empowering people's digital lives with human-centered safety.

We are well positioned for driving the awareness of Cyber Safety for individuals, families, and small businesses, fueled by an increasingly connected world. We maintain a global, omni-channel sales approach, including direct acquisition and a family of brands marketing program. This program is designed to grow our customer base by increasing brand awareness and understanding of our products and services and maximizing our global reach to prospective customers.

We help prevent, detect and restore potential damages caused by many cybercriminals. We also make it easy for consumers to find, buy and use our products and services. To this end, we offer both free and paid subscription-based Cyber Safety solutions primarily direct-to-consumer through our family of brands and indirectly through partner relationships. Most of our subscriptions are offered on annual terms, but we also provide monthly subscriptions.

As of March 31, 2023, we have approximately 500 million total users, which come from direct, indirect and freemium channels. Of these total users, we have approximately 65 million paid Cyber Safety customers including over 38 million direct customers with whom we have a direct billing relationship.

- **Direct-to-consumer channel:** We use advertising to elevate our family of brands, attract new customers and generate significant demand for our services. Our direct subscriptions are primarily sold through our e-commerce platform and mobile apps, and we have a direct billing relationship with the majority of these customers.

- **Indirect partner distribution channels:** We use strategic and affiliate partner distribution channels to refer prospective customers to us and expand our reach to our partners' and affiliates' customer bases. We developed and implemented a global partner sales organization that targets new, as well as existing, partners to enhance our partner distribution channels. These channels include retailers, telecom service providers, hardware OEMs, employee benefit providers, strategic partners, and small office, home offices and very small businesses. Physical retail and OEM partners represent a small portion of our distribution, which minimizes the impact of supply chain disruptions.

- **Freemium channels:** With the acquisition of Avast and Avira, we have expanded our go-to-market with multiple freemium channels. We use free versions of our products to reach the broadest set of consumers globally and bring Cyber Safety to a larger audience, especially in international markets. The free solution offers a baseline of protection and presents premium functionalities based on the risk profile and specific needs of the user. The user can choose to add specific premium solutions or upgrade to suites that provide security, identity, and privacy across multiple platforms and devices, thereby becoming a paid customer.

Seasonality

As is typical for many consumer technology companies, portions of our business are impacted by seasonality. However, we believe the net impact on our business is limited. Seasonal behavior in orders primarily reflects consumer spending patterns where our fiscal third and fourth quarters are higher due to the holidays in our third quarter, as well as follow-on holiday purchases and the U.S. tax filing season which typically is in our fourth quarter. Revenue generally reflects similar seasonal patterns but to a lesser extent than orders because of our subscription business model, as the majority of our in-period revenues are recognized ratably from our deferred revenue balance.

Our Strategy

Our strategy is focused on long-term profitable growth. To fuel our growth, our consumer-centric strategy is to provide comprehensive and easy-to-use integrated platforms, which we have built in-house or acquired. By combining and leveraging our family of trusted consumer brands, including offerings from Norton, Avast, LifeLock, Avira, AVG, Reputation Defender and CCleaner, we deliver an industry-leading set of Cyber Safety solutions.

We are positioned for long-term growth and expansion. Our three primary growth levers are:

1. **Extending Reach:** Leveraging omni-channel strategy and building partnerships to broaden privacy and identity protection internationally.

2. **Increasing Value:** Cross-selling and up-selling, and expanding identity and privacy solutions to address consumers' evolving needs.

3.   **Growing Loyalty:**   Increase customer loyalty and retention, as consumers move from point products protecting their devices towards all-in-one comprehensive Cyber Safety memberships.

The key elements of our strategy include the following:

- **Extend our leadership position through new products and continued enhancement of our solutions and services:**   Cyber Safety is large and expanding, which we believe provides a significant growth opportunity. Our strategy is to grow our business through innovation and acquisitions to expand the solutions and services we offer into new cohorts, territories and sectors. We believe there are many additional areas where we can both offer new solutions, as well as use our core capabilities and our integrated platform to reach new customers and markets globally.

- **Grow our customer base through multiple channels:**   We have multiple go-to-market channels to reach new customers globally, including direct-to-customer, indirect partnerships and freemium. We intend to leverage our expertise in digital marketing, as well as existing and new strategic partnerships, to grow our customer base. We believe that continued investments in these areas, as well as our product offerings and infrastructure, will allow us to further enhance our leading brands and superior products, increase awareness of our consumer services and enhance our ability to efficiently acquire new customers.

- **Continue our focus on customer retention:**   We continue to optimize and expand the value we provide to customers which we believe can positively impact retention. We aim to continue to increase customer engagements through actionable alerts, education on timely topics and introducing new product capabilities. We plan to also continue investing in enhancing both desktop and mobile customer experiences throughout a customer's journey with Gen, from purchase, to onboarding and beyond.

- **Increase value to existing customers:**   We believe strong customer satisfaction will provide us with the opportunity to engage customers in new services offerings. We maintain the Norton 360 and Avast One platforms that have multiple tiers of membership, and we continue to engage customers with standalone products to offer membership options and show the value proposition of our premium solutions. Over time, we plan to drive further growth as we add additional offerings and services for our customers.

- **Draw strength from our world-class customer service support:**   We have the largest consumer Cyber Safety customer service support organization in the world. Our global support team seeks to ensure the voice of the consumer is heard and that we put our customers first. We leverage frequent communication and feedback from our customers to continually improve our solutions and services. We embrace end-to-end customer experience and aim to continue to improve our Net Promoter Scores and overall customer satisfaction.

- **Leverage our global brands to drive growth:**   We will work to keep building our family of trusted brands in markets globally as we strive to bring protection and empowerment to all consumers when it comes to their digital lives. According to our most recent research, Norton has 84% global brand awareness, and we are best positioned and number one top of mind in consumer Cyber Safety, according to the 2022 Gen Brand Impact study.

Our Cyber Safety Solutions and Services

Our broad portfolio of products and services is developed from consumer insights to help us bring to market real solutions to real problems and to engage and educate consumers about Cyber Safety. We continuously target to release new products and features at an accelerated pace and find synergies to integrate current and future technology acquisitions.

Our Cyber Safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. Our technology platforms bring together software and service capabilities within these three categories into comprehensive and easy-to-use products and solutions across our brands. We have also evolved beyond traditional Cyber Safety to offer adjacent trust-based solutions, including digital identity and access management, digital reputation, and restoration support services.

We protect and empower consumers by providing solutions and services in two main ways:

- **Comprehensive membership plans:** Providing a comprehensive and all-in-one Cyber Safety portfolio of solutions for a membership fee. Plans are offered through Norton 360 and Avast One subscriptions, both brands provide multiple levels of membership tiers that range from basic, mid-level, or premium tiers where identity theft and online privacy features are included.

- **Point solutions:** Providing individual, stand-alone products and services in security, identity and privacy, which offers flexibility for consumers to choose between free or paid solutions. For example, Norton AntiTrack helps keep personal information and browsing activity private by blocking trackers and disguising digital fingerprints online. Avast Driver Updater allows PC users to keep their computer's drivers up-to-date, improving performance and keeping their device secure from vulnerabilities or bugs caused by outdated drivers.

We are well positioned across three key Cyber Safety categories:

- **Security and Performance (Norton, Avast, Avira, AVG, and CCleaner offerings):** Our offerings provide real-time protection for PCs, Macs and mobile devices against malware, viruses, adware, ransomware and other online threats. These offerings monitor and block unauthorized traffic from the internet to the device to help protect private and sensitive information when customers are online. We also provide performance and optimization software solutions that frees up space on devices, clears online tracking and helps machines run faster.

- **Identity Protection (Norton and LifeLock Identity Theft Protection and Restoration, Dark Web Monitoring, Home Title Protect, Social Media Monitoring, Avast Secure Identity):** Our Norton and LifeLock identity theft protection solution includes monitoring, alerts and restoration services to help safeguard our customers' personal information. In the event of identity theft, we assign an Identity Restoration Specialist to work directly with customers to help restore their identities. Norton Dark Web Monitoring looks for personal information of our LifeLock, Norton 360 and Norton Identity Advisor Plus members on the Dark Web. Avast Secure Identity provides advanced identity protection including credit monitoring and alerts. LifeLock Home Title Protect detects fraud and notifies members if we find changes made to their Home Title. Norton Social Media Monitoring features help keep customers' social media accounts safer by monitoring them for account takeovers, risky activity and inappropriate content.

- **Online Privacy (VPN, Privacy Monitor Assistant, AntiTrack, Online Reputation Management, Secure Browser, BreachGuard, Online Security and Privacy Browser Extension):** Our VPN solutions enhance security and online privacy by providing an encrypted data tunnel. This allows customers to securely transmit and access private information, such as passwords, bank details and credit card numbers, when using public Wi-Fi on PCs, Macs and mobile iOS and Android devices. Norton Privacy Monitor Assistant is an on-demand, white glove service where our agents help our members delete personal information from Data brokers online. Our AntiTrack product helps keep personal information and browsing activity private by blocking trackers and disguising digital fingerprints online. Our Online Reputation Management solutions help extend and strengthen Gen's privacy capabilities and functionalities, such as the ability to manage online search results, personal branding and digital privacy. Our Secure Browser, BreachGuard and other browser extension products provide private, fast and secure browsing across different devices, as well as protect sensitive online information against malicious websites and phishing, data loss, data leaks, data breaches, and collection by third parties and provides assistance from experts when needed.

Innovation, Research & Development

Gen has a long history of innovation, and we plan to continue to invest in research and development to drive our long-term success.

As cyber threats evolve, we are focused on delivering a portfolio that protects each element of our customers' digital lives. To do this, we engage and listen to our customers, and we embrace innovation by deploying a global research and development strategy across our Cyber Safety platform. Our engineering and product management teams are focused on delivering new versions of existing offerings, as well as developing entirely new offerings to drive the company's global leadership in Cyber Safety.

We are committed to our innovation and research & development efforts. The Technology team at Gen is driving the company's future technologies and innovations, and helping guide the consumer cybersecurity industry. Our global technology research organization is focused on applied research projects, with the goal of rapidly creating new products to address consumer trends and grow the business, including defending consumer digital privacy and identity. We also have a global threat response and security technology organization that is comprised of our dedicated team of threat and security researchers, supported by advanced systems to innovate security technology and threat intelligence.

We have one of the world's largest consumer Cyber Safety networks. Leveraging our capabilities, our global threat response team handles a wide variety of attacks, including social engineering attacks, file-based attacks, web and network-based attacks, privacy and data exfiltration attacks, identity theft attacks, algorithmic manipulation attacks, and more.

Norton's most recent Consumer Cyber Safety Pulse Report found that the company blocked over 3.5 billion threats in 2022, including 90.9 million phishing attempts, 260.4 million file threats and 1.6 million mobile threats.

In 2022, Avast processed more than 582 million new unique samples, of which over 282 million were malicious. Avast has also set up honeypots in 88 countries worldwide and captured over 1.45 billion attacks on average per month by these honeypots alone.

Our differentiated approach is powered by our global scale and visibility, geographically distributed cloud data platform, and advanced AI-based automation.

Our technology-based solutions:

• **Giga-Scale Endpoint Visibility:**   Visibility on threat and behavioral trajectories across approximately 500 million endpoints and networks.

• **Autonomous Defense:**   Automation of the detection pipeline by leveraging modern, featureless, explainable AI.

• **Next-Gen Insight:**   AI-based enrichment and best-in-class analytics of multi-factor, large-scale behavior data in real-time.

Industry Overview

Cyber Safety is a growing market, fueled by the increase in activities online over the years as well as the years ahead. The core markets that we participate in are security, identity and privacy. We believe the Cyber Safety market will continue to expand beyond these core markets and grow significantly, driven by the growing number of people globally connected to the internet and their expanding digital lives.

The cyber threat landscape is larger and more complicated than ever before, exposing consumers to an increased risk to their digital lives. The digitization of the world and the overlap between the physical and digital world is growing at a fast pace. New technologies, smart devices, digital identities and an increasingly more connected world means consumers will encounter a range of new Cyber Safety challenges. Consumer demands and behaviors are rapidly changing and driving more activities online, from shopping, socializing, working, banking, to other activities in healthcare, entertainment and so much more. Almost every aspect of a person's life has a digital component. Unfortunately, many of those activities are left unprotected, and attackers are exploiting this larger opportunity and the inherent security and privacy vulnerabilities. Cybercriminals have not only expanded their reach, but the sophistication of digital threats and attacks are becoming increasingly more consumer-related.

Cybercrime, and the ways in which cybercriminals target consumers, continue to evolve along with behaviors and technology. Cybercrime encompasses any crime committed with devices over the internet and includes crimes where (i) malicious software or unauthorized access is detected on a device, network or online account (such as email, social media, online banking, crypto currency, online retail, gaming, online entertainment, etc.), and unauthorized access or connection to cloud service accounts; (ii) an individual is digitally victimized through a data breach, cyber theft, cyber extortion, or fraud (stolen personally identifiable information, identity theft, etc.); (iii) online stalking, bullying, or harassment is inflicted; or (iv) attacks related to privacy or disinformation (such as online tracking protection, identity impersonation, disinformation on social media, deepfakes, unsecured WiFi, EvilTwin attacks, etc.).

As cybercrime becomes an intensifying threat to our world, consumers are increasingly concerned. Our annual Norton Cyber Safety Insights Report examines the impact of cybercrime and consumers' online behaviors and concerns related to their online security, privacy and identity. Our report can be found at Newsroom.GenDigital.com/2023-Norton-Cyber-Safety-Insights-Report-Special-Release-Online-Creeping. According to the 2023 report, based on research conducted online by The Harris Poll on behalf of Gen, an estimated 463 million adults in 8 countries experienced cybercrime and about 47.5 million adults experienced identity theft in 2022. Among those who experienced cybercrime in 2022, over 3.5 billion hours were spent trying to resolve the issues created and over half of those cybercrime victims have experienced financial loss.

Competitive Landscape

We operate in a highly competitive and dynamic environment. We face global competition from a broad range of companies, including software vendors focusing on Cyber Safety solutions, operating system providers such as Apple, Google and Microsoft, and 'pure play' companies that currently specialize in one or a few particular segments of the market and many of which are expanding their product portfolios into different segments. We believe the competitive factors in our market include innovation, access to a breadth of identity and consumer transaction data, broad and effective service offerings, brand recognition, technology, effective and cost-efficient customer acquisition, having a strong retention rate, customer satisfaction, price, convenience of purchase, ease of use, frequency of upgrades and updates and quality and reliable customer service. Our competitors may vary by offering, geography, business model and channel.

Our principal competitors are set forth below:

- **Security:** Our principal competitors in this segment include Apple, Bitdefender, Google, Kaspersky, McAfee, Microsoft, Trend Micro, Webroot, Malwarebytes and F-Secure.

- **Identity Protection:** Our principal competitors in this segment include credit bureaus such as Equifax, Experian and TransUnion, as well as certain credit monitoring and identity theft protection solutions from others such as Allstate, Generali (Iris), Aura and Intuit (Credit Karma).

- **Online Privacy:** Our principal competitors in this segment include Apple, Aura, Kape, Nord Security, IPVanish, Mozilla, Brave, and DuckDuckGo.

- **Other Competitors:** In addition to competition from independent software vendors such as Bitdefender, Kaspersky, McAfee and Trend Micro, and from OS providers such as Apple, Google and Microsoft, we also face competition from other companies that currently focus on one or a few Cyber Safety or adjacent segments but are developing additional competing products and expanding their portfolios into new segments, such as 'pure play' companies such as Life360, Bark, Dashlane, LastPass, internet service providers, big tech platform providers, insurance companies and financial service organizations.

We believe we compete favorably with our competitors on the strength of our technology, people, product offerings and presence in all of the current key Cyber Safety categories. However, some of our competitors have greater financial, technical, marketing, distribution or other resources than we do, including in new Cyber Safety and digital life segments we may enter, which consequently affords them competitive advantages. As a result, they may be able to devote greater resources to develop, promote and sell their offerings; deliver competitive offerings at lower prices or for free; and introduce new solutions and respond to market developments and customer requirements and preferences more quickly or cost effectively than we can. In addition, for individual solutions or features, smaller, well-funded competitors may be able to innovate and adapt more nimbly to the dynamic nature of the market and shift consumer needs.

For more information on the risks associated with our competitors, please see "Risk Factors" — Risks Related to Our Business Strategy and Industry — "We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue" and "We may need to change our pricing models to compete successfully," in Item 1A included in this Annual Report on Form 10-K.

Environmental, Social and Governance (ESG)

Our commitment to ESG is a core component of our company Purpose and Mission. The Nominating and Governance Committee of our Board of Directors has oversight over the Company's ESG strategy, and our full Board of Directors receives a quarterly ESG update. This quarterly update includes performance data and program information across environmental stewardship, ethics, community investment, and more; progress made toward our ESG targets; and information on emerging ESG priorities. Additionally, as part of our ESG reporting process, we hold regular meetings with functional leaders to review our ESG disclosures. Our Leadership Team is highly engaged in our ESG efforts. Our Head of Corporate Responsibility and Government Affairs reports to our Chief Marketing Officer and meets quarterly with our CEO and Leadership Team and cross-functional ESG Working Group to review our strategy, progress, and program updates.

Building a brand centered on trust is critically important, and our focus on ESG helps us earn trust from our customers, employees, investors and shareholders. As such, ESG topics are core to our business strategy:

- **Environment:** Protecting our planet is fundamental to ensuring a safe and sustainable future. We work to reduce greenhouse gas emissions from our operations through operational efficiencies, reduce the environmental footprint of our products across their lifecycle through innovative approaches to product development and packaging, promote high standards for environmental stewardship in our supply chain and engage with employees and environmental partners to amplify our work.

- **Social:** We are proud to support the communities where our team members live and work. Our community impact programs include employee volunteering and giving, product donations, signature programs that leverage our unique expertise in increasing digital safety literacy, and corporate philanthropic giving focused on digital safety education; environmental action; and disaster response. We also support diversity, equity, and inclusion and employee engagement, discussed in more detail in the Human Capital Management subsection.

- **Governance:** Governance covers many core operating principles overseen by the Nominating and Governance Committee of our Board of Directors. This committee has oversight of ESG issues and receives quarterly updates on topics such as diversity, ethics, environmental stewardship and community investment. Our global culture of responsibility, and the positive contributions we make to the customers, employees, communities, and other stakeholders that we serve drives value for our business.

Setting strategic, achievable, and business-aligned corporate responsibility objectives helps to guide our work and improves our company performance. We align our objectives with the company's financial goals and focus on the unique positive social and environmental impacts that our business model can have on the world.

Our objectives include:

- **Data Privacy and Protection:** We safeguard our customer, partner and employee data and offer products that help consumers protect their personal data wherever it is found.

- **Education and Training for Cyber Safety:** We leverage our leading expertise and technology in Cyber Safety to protect communities. We also provide Cyber Safety training to help empower victims and survivors to reduce their vulnerability.

- **Diversity, Equity & Inclusion in Technology:** We invest in high-impact non-profits to bring more women and under-represented groups into cybersecurity and technology.

- **Environment:** Our goal is to establish Gen as an environmentally responsible business. We focus our environmental strategy on climate and energy, sustainable products, our supply chain, engagement with employees and nonprofit partners with an emphasis on transparency about our progress and commitments.

- **Employee Engagement:** We launched a new platform for employees called the Giving Hub. It provides for easier participation for employees to give to their favorite nonprofits and for additional global opportunities for volunteering and service in their communities.

We cannot guarantee that we will achieve these objectives, and our ability to achieve them is subject to risks and uncertainties both known and unknown, including various risks noted in Item 1A. Risk Factors and elsewhere in this Annual Report on Form 10-K. Our annual ESG and Corporate Responsibility Report can be found at Investor.GenDigital.com/ESG.

Human Capital Management

At Gen, our mission is to build a comprehensive and easy-to-use integrated portfolio that prevents, detects and responds to cyber threats and cybercrimes in today's digital world. Our success in helping achieve this mission depends, in large part, on the success of our employees.

- **General Employee Demographics:** As of March 31, 2023, we employed just under 3,700 employees in nearly 30 countries worldwide. With dual headquarters in Tempe, Arizona, and in Prague, Czech Republic, we have over 1,100 active employees located in the U.S. and nearly 900 active employees in the Czech Republic. None of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

  As of March 31, 2023, inclusive of our integration of bringing together NortonLifeLock and Avast teams as a combined company, women represented 32% of Gen's total workforce and held positions in 30% of our leadership. In addition, as of March 31, 2023, women represented 40% of our Board of Directors and half of our independent board membership.

- **Diversity, Equity and Inclusion (DEI):** We strive to be a diverse, vibrant community with strong values and a shared commitment to our customers, to each other, the work we do and the world we all share. Our mission is to increase our global representation of underrepresented groups at all levels (diversity), where everyone has an opportunity for development and advancement (equity) and can bring their whole selves to work and feel valued every day (inclusion). This mission is built upon four foundational pillars: (1) measurement and accountability; (2) fostering an inclusive environment; (3) diversifying our workforce; and (4) employee development and retention, which are designed to support, attract, retain and nurture our talent.

  Clear and actionable multi-year representation goals are set at the leadership level to support accountability and progress, against our goals. Diversity and inclusion are woven into our people processes and our culture. We ask new hires and employees to self-identify their demographics, and important characteristics to help us better measure the diversity of our applicant pool and of our team to derive insights and actionable people strategies. We partner with Work180, a women-focused recruitment site that only lists career opportunities from employers that support diversity, inclusion and flexibility. We post positions on several diverse recruiting sites and have dedicated budget to support increasing diverse candidate pipelines. In fiscal 2023, we publicly disclosed our most recent US Equal Employment Opportunity Commission EEO-1 Component 1 Data Collection Report on our investor relations website located at Investor.GenDigital.com/governance/governance-documents.

Inclusion is something we strive for and invest in every day. Raising awareness and appreciation of various diversity topics via our learning curriculum, global all employee conversations, published Blogs and Events. We measure belonging as a key metric in our quarterly Engage employee surveys and are proud to support our eight employee resource groups our Gen communities for people to come together as allies, to learn, support, mentor, and celebrate with one another and to provide an environment where everyone feels seen, heard, respected and valued.

- **Employee Development and Training:** Our people programs are designed to provide our team members with support, resources, and opportunities they need to grow, learn and thrive in their careers. We continued to focus on learning and development in fiscal 2023, investing further in digital learning via our Rise Learning (formally Nvest Learning) programs for all employees. Leveraging an extensive breadth of content and learning opportunities. This umbrella of offerings includes Rise Mentorship, Rise eLearning and University of Rise.

  Rise eLearning, a collection of digital, on-demand modules categorized around leadership, health and wellness, business skills, and technical skills, experienced a steady increase in participation during the year with over 1,200 individual learners who have experienced 5000 modules total. We also provide group learning designed around TED Talks on topics including leadership, change management and to support our diversity, equity and inclusion efforts.

  Our Rise Mentorship program continues to grow and boasts an active community of mentors and mentees across the world. University of Rise (U Rise) leadership program that offers best-in-class content from Harvard ManageMentor to inspire and engage existing and aspiring people leaders provides over 40 course options and group learning opportunities. Over 200 participants have enrolled in this program to date.

  As part of our ongoing focus on diverse employee development, we continue to extend our participation in McKinsey & Company's Connected Leaders Academy for our Asian, Black and Hispanic-Latino leaders. Additionally, we had women globally attend the Women in Tech conference and several employees attended the Out & Equal Global Workplace Summit.

- **Employee Engagement:** We value our people and are committed to creating a positive and fulfilling experience for everyone. Feedback from our employees is critical, and we have developed an ongoing dialogue with our teams via our quarterly Engage pulse survey on a targeted topic that drives actions and improvements. More recently as we worked through our integration bringing together NortonLifeLock and Avast teams we pulse surveyed at a more frequent interval to hear directly on what was going well and where we could improve together as we evolve our culture as a combined team.

- **Benefits; Health and Wellness:** At Gen, we value our people and are committed to creating a positive and fulfilling experience for everyone through the programs and benefits we offer. Our employee value proposition, Life@Gen is centered on choice, flexibility and growth and encompasses the many elements of our employee experience. Our commitment to overall health and wellness are centered around having an integrated and equitable wellness program that supports body, mind and financial health.

- **Human Capital Governance:** We partner closely with our Board of Directors and the Compensation and Leadership Development Committee on executive compensation, our broader reward strategies and objectives related to talent management, talent acquisition, leadership development, retention and succession, DEI and employee engagement.

Intellectual Property

Our intellectual property is an important and vital asset that enables us to develop, market, and sell our software products and services and enhance our competitive position. We are a leader among consumer Cyber Safety solutions in pursuing patents and currently have a portfolio of over 1,000 U.S. and international patents issued with many pending. We protect our intellectual property rights and investments in a variety of ways to safeguard our technologies and our long-term success. We work actively in the U.S. and internationally to ensure the enforcement of copyright, trademark, trade secret and other protections that apply to our software products and services. The term of the patents we hold is, on average, seventeen years.

From time to time, we enter into cross-license agreements with other technology companies covering broad groups of patents; we have an additional portfolio of over 2,100 U.S. and international patents cross-licensed to us as part of our arrangement with Broadcom as a result of the asset sale of our former Enterprise Security business. We also use software from third parties in our business and generally must rely on those third parties to protect the licensed rights. This can include open source software, which is subject to limited proprietary rights. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, services, and business methods, we believe, based upon past experience and industry practice, such licenses generally can be obtained on commercially reasonable terms. The ability to maintain and protect our intellectual property rights is important to our success, but we believe our business is not materially dependent on any individual patent, copyright, trademark, trade secret, license, or other intellectual property right.

However, circumstances outside our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available, and the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. In addition, protecting our intellectual property rights is costly and time consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

In addition, a large number of patents, copyrights and trademarks are owned by other companies in the technology industry. Those companies may request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights.

For more information on the risks associated with our intellectual property, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Information Security and Risk Oversight

We maintain a comprehensive technology and cybersecurity program to ensure our systems are effective and prepared for information security risks, including regular oversight of our programs for security monitoring for internal and external threats to ensure the confidentiality and integrity of our information assets. We regularly perform evaluations of our security program and our information technology infrastructure and information security management systems are audited by external auditors each fiscal year. Our information security management system is based upon industry leading frameworks, including ISO 27001, PCI DSS requirements and the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). Our Chief Information Security Officer (CISO) leads our cybersecurity program, which includes the implementation of controls aligned with industry guidelines and applicable statutes and regulations to identify threats, detect attacks and protect these information assets. We have implemented security monitoring capabilities designed to alert us to suspicious activity and developed an incident response program that includes periodic testing and is designed to restore business operations as quickly and as orderly as possible in the event of a breach. In addition, employees participate in an ongoing program of mandatory annual training and receive communications regarding the cybersecurity environment to increase awareness throughout the company. We also implemented an enhanced annual training program for specific specialized employee populations, including secure coding training.

The Technology and Cybersecurity Committee of the Board has direct oversight to the Company's (1) technology strategy, initiatives and investments and (2) key cybersecurity information technology risks against both internal and external threats. The Technology and Cybersecurity Committee is comprised entirely of independent directors, two of whom have significant work experience related to information security issues or oversight and meets and reports to the Board on a quarterly basis. The Audit Committee, which is also comprised entirely of independent directors, considers cybersecurity information technology risks in connection with overseeing our enterprise risk management system, and reports to the Board on enterprise risk management matters on a quarterly basis. Management will report security instances to the Technology and Cybersecurity Committee as they occur, if material, and will provide a summary multiple times per year to the Technology and Cybersecurity Committee. Additionally, our CISO attends each Technology and Cybersecurity Committee meeting and meets regularly with the Board of Directors or the Audit Committee of the Board of Directors to brief them on technology and information security matters. We carry insurance that provides protection against the potential losses arising from a cybersecurity incident. In the last fiscal three years, we have not experienced any material information security breach incidences and the expenses we have incurred from information security breach incidences were immaterial. This includes penalties and settlements, of which there were none.

Governmental Regulation

We collect, use, store or disclose an increasingly high volume, and variety of personal information, including from employees and customers, in connection with the operation of our business, particularly, in relation to our identity and information protection offerings, which rely on large data repositories of personal information and consumer transactions. The personal information we process is subject to an increasing number of federal, state, local and foreign laws regarding privacy and data security.

For information on the risks associated with complying with privacy and data security laws, please see "Risk Factors" in Item 1A included in this Annual Report on Form 10-K.

Available Information

Our internet home page is located at GenDigital.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission (SEC) on our investor relations website located at Investor.GenDigital.com. The information contained, or referred to, on our website, including in any reports that are posted on our website, is not part of this annual report unless expressly noted. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding our filings at http://www.sec.gov.

Item 1A. *Risk Factors*

RISKS RELATED TO OUR BUSINESS STRATEGY AND INDUSTRY

If we are unable to develop new and enhanced solutions, or if we are unable to continually improve the performance, features, and reliability of our existing solutions, our business and operating results could be adversely affected.

Our future success depends on our ability to effectively respond to evolving threats to consumers, as well as competitive technological developments and industry changes, by developing or introducing new and enhanced solutions on a timely basis. In the past, we have incurred, and will continue to incur, significant research and development expenses as we focus on organic growth through internal innovation. We believe that we must dedicate significant resources to our research and development efforts to deliver innovative market competitive products and avoid being reliant on third party technology and products. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected. We must continually address the challenges of dynamic and accelerating market trends and competitive developments. Customers may require features and capabilities that our current solutions do not have. Our failure to develop new solutions and improve our existing solutions to satisfy customer preferences and effectively compete with other market offerings in a timely and cost-effective manner may harm our ability to retain our customers and attract new customers.

The development and introduction of new solutions involve significant commitments of time and resources and are subject to risks and challenges including but not limited to:

- Lengthy development cycles;

- Evolving industry and regulatory standards and technological developments by our competitors and customers;

- Rapidly changing customer preferences;

- Evolving platforms, operating systems, and hardware products, such as mobile devices;

- Product and service interoperability challenges with customer's technology and third-party vendors;

- The integration of products and solutions from acquired companies;

- Availability of engineering and technical talent;

- Entering new or unproven market segments; and

- Executing new product and service strategies.

In addition, third parties, including operating systems and internet browser companies, may limit the interoperability of our solutions with their own products and services, in some cases to promote their own offerings. This could delay the development of our solutions or our solutions may be unable to operate effectively. This could also result in decreased demand for our solutions, decreased revenue, harm to our reputation, and adversely affect our business, financial condition, results of operations, and cash flows.

If we are not successful in managing these risks and challenges, or if our new or improved solutions are not technologically competitive or do not achieve market acceptance, our business and operating results could be adversely affected.

We operate in a highly competitive and dynamic environment, and if we are unable to compete effectively, we could experience a loss in market share and a reduction in revenue.

We operate in intensely competitive and dynamic markets that experience frequent and rapid technological developments, changes in industry and regulatory standards, evolving market trends, changes in customer requirements and preferences, and frequent new product introductions and improvements. If we are unable to anticipate or react to these continually evolving conditions, we could experience a loss of market share and a reduction in our revenues, which could materially and adversely affect our business and financial results. To compete successfully, we must maintain an innovative research and development effort to develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology, privacy and data protection standards or trends.

We face competition from a broad range of companies, including software vendors focusing on Cyber Safety solutions such as Bitdefender, Kapersky, McAfee and Trend Micro, operating system providers such as Apple, Google and Microsoft, and companies such as Nord, Life360, Last Pass and others that currently specialize in one or a few particular segments of the market and many of which are expanding their product portfolios into different segments. Many of these competitors offer solutions or are currently developing solutions that directly compete with some or all of our offerings. We also face growing competition from other technology companies, as well as from companies in the identity threat protection space such as credit bureaus. Further, many of our competitors are increasingly developing and incorporating into their products data protection software and other competing Cyber Safety products such as antivirus protection or VPN, often free of charge, that compete with our offerings. Our competitive position could be adversely affected by the functionality incorporated into these products rendering our existing solutions obsolete and therefore causing us to fail to meet customer expectations. In addition, the introduction of new products or services by competitors, and/or market acceptance of products or services based on emerging or alternative technologies, could make it easier for other products or services to compete with our solutions.

We anticipate additional competition as new participants enter the Cyber Safety market and as our current competitors seek to increase their market share and expand their existing offerings. Some of our competitors have greater financial, technical, marketing, or other resources than we do, including in new Cyber Safety and digital life segments. Consequently, those competitors may influence customers to purchase their products instead of ours through investing more in internal innovation than we can and through their unique access to customer engagement points. Further consolidation among our competitors and within our industry or, in addition to other changes in the competitive environment, such as greater vertical integration from key computing and operating system suppliers could result in larger competitors that compete more frequently with us.

In addition to competing with these vendors directly for sales to end-users of our solutions, we compete with them for the opportunity to have our solutions bundled with the offerings of our strategic partners, such as computer hardware original equipment manufacturers (OEMs), internet service providers (ISPs), operating systems and telecom service providers. Our competitors could gain market share from us if any of these strategic partners replace our solutions with those of our competitors or with their own solutions. Similarly, they could gain market share from us if these partners promote our competitors' solutions or their own solutions more than our solutions. In addition, software vendors who have bundled our solutions with theirs may choose to bundle their solutions with their own or other vendors' solutions or may limit our access to standard interfaces and inhibit our ability to develop solutions for their platform. Further product development by these vendors could cause our solutions to become redundant, which could significantly impact our sales and operating results.

We cannot be sure that we will accurately predict how the markets in which we compete or intend to compete will evolve. Failure on our part to anticipate changes in our markets and to develop solutions and enhancements that meet the demands of those markets or to effectively compete against our competitors will significantly impair our business, financial condition, results of operations, and cash flows.

Our acquisitions and divestitures create special risks and challenges that could adversely affect our financial results.

As part of our business strategy, we may acquire or divest businesses or assets. For example, in 2019, we completed the sale of certain of our enterprise security assets to Broadcom Inc. (the Broadcom sale), in January 2021, we completed the acquisition of Avira, and in September 2022, we completed the Merger with Avast. These activities have and may continue to involve a number of risks and challenges, including:

- Complexity, time and costs associated with managing these transactions, including the integration of acquired and the winding down of divested business operations, workforce, products, IT systems and technologies;

- Challenges in retaining customers of acquired businesses, or providing the same level of service to existing customers with reduced resources;

- Diversion of management time and attention;

- Loss or termination of employees, including costs associated with the termination or replacement of those employees;

- Assumption of liabilities of the acquired and divested business or assets, including pending or future litigation, investigations or claims related to the acquired business or assets;

- Addition of acquisition-related debt;

- Difficulty in entering into or expanding in new markets or geographies;

- Increased or unexpected costs and working capital requirements;

- Dilution of stock ownership of existing stockholders;

- Ongoing contractual obligations and unanticipated delays or failure to meet contractual obligations;

- Substantial accounting charges for acquisition-related costs, asset impairments, amortization of intangible assets and higher levels of stock-based compensation expense; and

- Difficulty in realizing potential benefits, including cost savings and operational efficiencies, synergies and growth prospects from integrating acquired businesses.

Macroeconomic factors, such as rising inflation and interest rates, and capital market volatility could negatively influence our future acquisition opportunities. Moreover, to be successful, large complex acquisitions depend on large-scale product, technology, and sales force integrations that are difficult to complete on a timely basis or at all and may be more susceptible to the special risks and challenges described above. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of profitability or other financial benefits from our acquired or divested businesses, product lines or assets or to realize other anticipated benefits of divestitures or acquisitions.

Our revenue and operating results depend significantly on our ability to retain our existing customers and expand sales to them, convert existing non-paying customers to paying customers and add new customers.

We generally sell our solutions to our customers on a monthly or annual subscription basis. It is important to our business that we retain existing customers and that our customers expand their use of our solutions over time. Customers may choose not to renew their membership with us at any time. Renewing customers may require additional incentives to renew, may not renew for the same contract period, or may change their subscriptions. We therefore may be unable to retain our existing customers on the same or more profitable terms, if at all. In addition, we may not be able to accurately predict or anticipate future trends in customer retention or effectively respond to such trends.

Our customer retention rates may decline or fluctuate due to a variety of factors, including the following:

- Our customers' levels of satisfaction or dissatisfaction with our solutions and the value they place on our solutions;

- The quality, breadth, and prices of our solutions;

- Our general reputation and events impacting that reputation;

- The services and related pricing offered by our competitors; including increasing availability and efficacy of free solutions;

- Disruption by new services or changes in law or regulations that impact the need for efficacy of our products and services;

- Changes in auto-renewal and other consumer protection regulations;

- Our customers' dissatisfaction with our efforts to market additional products and services;

- Our customer service and responsiveness to the needs of our customers;

- Changes in our target customers' spending levels as a result of general economic conditions, inflationary pressures or other factors; and

- The quality and efficacy of our third-party partners who assist us in renewing customers' subscriptions.

Declining customer retention rates could cause our revenue to grow more slowly than expected or decline, and our operating results, gross margins and business will be harmed. In addition, our ability to generate revenue and maintain or improve our results of operations partly depends on our ability to cross-sell our solutions to our existing customers and to convert existing non-paying customers to paying customers. We may not be successful in cross-selling our solutions because our customers may find our additional solutions unnecessary or unattractive. Our failure to sell additional solutions to our existing customers could adversely affect our ability to grow our business.

An important part of our growth strategy involves continued investment in direct marketing efforts, indirect partner distribution channels, freemium channels, our sales force, and infrastructure to add new customers. The number and rate at which new customers purchase our products and services depends on a number of factors, including those outside of our control, such as customers' perceived need for our solutions, competition, general economic conditions, market transitions, product obsolescence, technological change, public awareness of security threats to IT systems, macroeconomic conditions, and other factors. These new customers, if any, may renew their subscriptions at lower rates than we have experienced in the past, which could affect our financial results.

Additionally, there are inherent challenges in measuring the usage of our products and solutions across our brands, platforms, regions, and internal systems, and therefore, calculation methodologies for direct customer counts may differ, which may impact our ability to measure the addition of new customers. The methodologies used to measure these metrics require judgment and are also susceptible to algorithms or other technical errors. We continually seek to improve our estimates of our user base, and these estimates are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments.

We may need to change our pricing models to compete successfully.

The intense competition we face, in addition to general and economic business conditions (including economic volatility, recent bank failures, and increased inflation and interest rates, among other things), may put pressure on us to change our pricing practices. If our competitors offer deep discounts on certain solutions or provide offerings, or offer free introductory products that compete with ours, we may need to lower prices or offer similar free introductory products to compete successfully. Similarly, if external factors, such as economic conditions, market trends, or business combinations require us to raise our prices, our ability to acquire new customers and retain existing customers may be diminished. Any such changes may reduce revenue and margins and could adversely affect our financial results.

Additionally, our business may be affected by changes in the macroeconomic environment. Our solutions are discretionary purchases, and customers may reduce or eliminate their discretionary spending on our solutions during a difficult macroeconomic environment. We may experience a material increase in cancellations by customers or a material reduction in our retention rate in the future, especially in the event of a prolonged recession or a worsening of current conditions as a result of inflation, changes in interest rates, or other macroeconomic events. We may have to lower our prices or make other changes to our pricing model to address these dynamics, any of which could adversely affect our business and financial results. Additionally, our results of operations and cash flows are subject to fluctuations due to inflation, changes in foreign currency exchange rates relative to U.S. dollars, our reporting currency, and changes in interest rates. Growth in our international operations will incrementally increase our exposure to foreign currency fluctuations as well as volatile market conditions, including the weakening of foreign currencies relative to USD, which has and may in the future negatively affect our revenue expressed in USD. Volatile market conditions related to Russia's invasion of Ukraine and retaliatory sanctions against the Russian Federation and Belarus, and other global or macroeconomic events have, at times, and may in the future negatively impact our results of operations and cash flows.

Finally, in January 2021, we acquired Germany-based Avira and in September 2022, we completed the Merger with Avast. Many of Avira's and Avast's users are freemium subscribers, meaning they do not pay for its basic services. Much of our anticipated growth in connection with the Avira acquisition and the Merger with Avast is attributable to attracting and converting Avira's and Avast's freemium users to a paid subscription option. Numerous factors, however, may impede our ability to attract free users, convert these users into paying customers and retain them.

If we fail to manage our sales and distribution channels effectively, or if our partners choose not to market and sell our solutions to their customers, our operating results could be adversely affected.

A portion of our revenues is derived from sales through indirect channels, including, but not limited to, distributors that sell our products to end-users and other resellers, and partners that incorporate our products into, or bundle our products with, their products. These channels involve risks, including:

- Our resellers, distributors and telecom service providers are generally not subject to minimum sales requirements or any obligation to market our solutions to their customers;

- Our reseller and distributor agreements are generally nonexclusive and may be terminated at any time without cause and our partners may terminate or renegotiate their arrangements with us and new terms may be less favorable due to competitive conditions in our markets and other factors;

- Our resellers, distributors and OEMs may encounter issues or have violations of applicable law or regulatory requirements or otherwise cause damage to our reputation through their actions;

- Our resellers and distributors frequently market and distribute competing solutions and may, from time to time, place greater emphasis on the sale of competing solutions due to pricing, promotions, and other terms offered by our competitors;

- Any consolidation of electronics retailers can increase their negotiating power with respect to software providers such as us and any decline in the number of physical retailers could decrease the channels of distribution for us;

- The consolidation of online sales through a small number of larger channels has been increasing, which could reduce the channels available for online distribution of our solutions; and

- Sales through our partners are subject to changes in general economic conditions, strategic direction, competitive risks, and other issues that could result in fewer sales, or cause our partners to suffer financial difficulty which could delay payments to us, affecting our operating results.

If we fail to manage our sales and distribution channels successfully, these channels may conflict with one another or otherwise fail to perform as we anticipate, which could reduce our sales and increase our expenses as well as weaken our competitive position.

Changes in industry structure and market conditions could lead to charges related to discontinuance of certain of our products or businesses and asset impairments.

In response to changes in industry structure and market conditions, we may be required to strategically reallocate our resources and consider restructuring, disposing of, or otherwise exiting certain businesses. Any decision to limit investment in or dispose of or otherwise exit businesses may result in the recording of special charges, such as technology-related write-offs, workforce reduction costs, charges relating to consolidation of excess facilities, or claims from third parties who were resellers or users of discontinued products. Our estimates with respect to the useful life or ultimate recoverability of our carrying basis of assets, including purchased intangible assets, could change as a result of such assessments and decisions. Our loss contingencies may include liabilities for contracts that we cannot cancel, reschedule or adjust with suppliers.

Further, our estimates relating to the liabilities for excess facilities are affected by changes in real estate market conditions. Additionally, we are required to evaluate goodwill impairment on an annual basis and between annual evaluations in certain circumstances, and future goodwill impairment evaluations may result in a charge to earnings.

RISKS RELATED TO OUR OPERATIONS

Our international operations involve risks that could increase our expenses, adversely affect our operating results and require increased time and attention of our management.

Following the Merger with Avast, we derive a significant portion of our revenues from customers located outside of the U.S., and we have substantial operations outside of the U.S., including engineering, finance, sales and customer support. Our international operations are subject to risks in addition to those faced by our domestic operations, including:

- Difficulties staffing, managing, and coordinating the activities of our geographically dispersed and culturally diverse operations;

- Potential loss of proprietary information due to misappropriation or laws that may be less protective of our intellectual property rights than U.S. laws or that may not be adequately enforced;

- Requirements of foreign laws and other governmental controls, including tariffs, trade barriers and labor restrictions, and related laws that reduce the flexibility of our business operations;

- Fluctuations in currency exchange rates, economic instability, and inflationary conditions could make our solutions more expensive or could increase our costs of doing business in certain countries;

- Potential changes in trade relations arising from policy initiatives or other political factors;

- Regulations or restrictions on the use, import, or export of encryption technologies that could delay or prevent the acceptance and use of encryption products and public networks for secure communications;

- Local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations;

- Central bank and other restrictions on our ability to repatriate cash from our international subsidiaries or to exchange cash in international subsidiaries into cash available for use in the United States;

- Limitations on future growth or inability to maintain current levels of revenues from international sales if we do not invest sufficiently in our international operations;

- Difficulties in staffing, managing, and operating our international operations;

- Costs and delays associated with developing software and providing support in multiple languages;

- Political, social or economic unrest, war, or terrorism, regional natural disasters, or export controls and trade restrictions, particularly in areas in which we have facilities; and

- Multiple and possibly overlapping tax regimes.

The expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. These increased costs may increase our cost of acquiring international customers, which may delay our ability to achieve profitability or reduce our profitability in the future. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international operations.

Our business has not been materially impacted to date by Russia's invasion of Ukraine and retaliatory sanctions against the Russian Federation and Belarus; however, it is not possible to predict the broader consequences of this conflict or other conflicts that may arise in the future, which could include geopolitical instability and uncertainty; adverse impacts on global and regional economic conditions and financial markets, including significant volatility in credit, capital, and currency markets; reduced economic activity; changes in laws and regulations affecting our business, including further sanctions or counter-sanctions which may be enacted; and increased cybersecurity threats and concerns. The ultimate extent to which Russia's invasion of Ukraine or other future conflicts may negatively impact our business, financial condition and results of operations will depend on future developments, which are highly uncertain, difficult to predict and subject to change.

Our future success depends on our ability to attract and retain personnel in a competitive marketplace.

Our future success depends upon our ability to recruit and retain key management, technical (including cyber security experts), sales, marketing, e-commerce, finance, and other personnel. As a result of the Merger with Avast, we have expanded our leadership team. Our officers and other key personnel are "at will" employees and we generally do not have employment or non-compete agreements with our employees. Competition is significant for people with the specific skills that we require. As a result of the COVID-19 pandemic, we transitioned to a remote working environment for the substantial majority of our employees. Over time such remote operations may decrease the cohesiveness of our employees and our ability to maintain our culture, both of which are integral to our success. Additionally, a remote working environment may impede our ability to undertake new business projects, to foster a creative environment, to hire new employees and to retain existing employees.

In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation. Additionally, changes in immigration laws could impair our ability to attract and retain highly qualified employees. If we fail to attract, retain and motivate new or existing personnel, our business, results of operations and future growth prospects could suffer. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. In addition, we may not have an adequate number of shares reserved under our equity compensation plans, forcing us to reduce awards of equity-based compensation, which could impair our efforts to attract, retain and motivate necessary personnel. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution. From time to time, key personnel leave our company and the frequency and number of such departures have widely varied and have, in the past, resulted in significant changes to our executive leadership team. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, our internal control over financial reporting, and our results of operations. In addition, hiring, training, and successfully integrating replacement personnel can be time consuming and expensive, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future financial results.

Our solutions, systems, websites and the data on these sources have been and may continue to be subject to cybersecurity events that could materially harm our reputation and future sales.

Despite our precautions and significant ongoing investments to protect against security risks, data protection breaches, cyber-attacks, and other intentional disruptions of our solutions, we expect to continue to be a target of attacks specifically designed to impede the performance and availability of our offerings and harm our reputation as a leading cyber security company. In addition, we face the risk of cyberattacks by nation-states and state-sponsored actors. These attacks may target us, our partners, suppliers, vendors or customers. Similarly, experienced computer programmers or other sophisticated individuals or entities, including malicious hackers, state-sponsored organizations, and insider threats including actions by employees and third-party service providers, could or have attempted to penetrate, and in some cases have penetrated, our network security or the security of our vendors or suppliers. Such attempts are increasing in number and in technical sophistication, and could expose us and the affected parties, to risk of loss or misuse of proprietary, personal or confidential information or disruptions of our business operations.

When a data breach occurs, our information technology systems and infrastructure can be subject to damage, compromise, disruption, and shutdown due to attacks or breaches by hackers or other circumstances, such as error or malfeasance by employees or third-party service providers or technology malfunction. There is no guarantee that these issues will not ultimately result in significant legal, financial, and reputational harm, including government inquiries, enforcement actions, litigation, and negative publicity. There is also no guarantee that a series of issues may not be determined to be material at a later date in the aggregate, even if they may not be material individually at the time of their occurrence. The occurrence of any of these events, as well as a failure to promptly remedy them when they occur, could compromise our systems and the information stored in our systems. Any such circumstance could adversely affect our ability to attract and maintain customers as well as strategic partners, cause us to suffer negative publicity or damage to our brand, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market and perform our services as well as undermine our ability to remain compliant with relevant laws and regulations. Techniques used to obtain unauthorized access or to sabotage systems change frequently, are constantly evolving and generally are difficult to recognize and react to effectively. We are not always able to anticipate these techniques or to implement adequate or timely preventive or reactive measures. Several recent, highly publicized data security breaches, including large-scale attacks by foreign nation state actors and a significant uptick in ransomware/extortion attacks at other companies, have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of our strategic partners or enterprise customers. As an example, a threat actor could exploit a new vulnerability before we complete our remediation work or identify a vulnerability that we did not effectively remediate. If that happens, there could be unauthorized access to, or acquisition of, data we maintain, and damage to our systems. We could also face legal action from individuals, business partners, and regulators in connection with data breaches, which would result in increased costs and fees incurred in our defense against those proceedings, and/or payment of any regulatory penalties.

We collect, use, disclose, store or otherwise process personal information, which subjects us to privacy and data security laws and contractual commitments.

We collect, use, process, store, transmit or disclose (collectively, process) an increasingly large amount of confidential information, including personal information (which includes credit card information and other critical data from employees and customers), in connection with the operation of our business, particularly in relation to our identity and information protection service offerings.

The confidential and personal information we process is subject to an increasing number of federal, state, local, and foreign laws regarding privacy and data security, as well as contractual commitments. Any failure or perceived failure by us to comply with such obligations may result in governmental enforcement actions, fines, litigation, or public statements against us by consumer advocacy groups or others and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Additionally, changes to applicable privacy or data security laws could impact how we process personal information and therefore limit the effectiveness of our solutions or our ability to develop new solutions. For example, the European Union General Data Protection Regulation imposes more stringent data protection requirements and provides for greater penalties for noncompliance of up to the greater of €20 million or four percent of our worldwide annual revenues.

Data protection legislation is also increasing in the U.S. at both the federal and state level. For example, the California Consumer Privacy Act of 2018 (the CCPA) requires, among other things, covered companies to provide new disclosures to California consumers regarding the use of personal information, gives California residents expanded rights to access their personal information that has been collected and allows such consumers new abilities to opt-out of certain sales of personal information. Further, the new California Privacy Rights Act (the CPRA) significantly modifies the CCPA and there are new similar and overlapping state privacy laws in Colorado, Connecticut, Virginia, Utah, and Iowa. These new laws may result in additional uncertainty and require us to incur additional costs and expenses in our effort to comply. Additionally, the Federal Trade Commission (the FTC) and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. The burdens imposed by the new state privacy laws and other similar laws that may be enacted at the federal and state level may require us to modify our data processing practices and policies, adapt our goods and services and incur substantial expenditures in order to comply.

Global privacy and data protection legislation and enforcement are rapidly expanding and evolving, and may be inconsistent from jurisdiction to jurisdiction. We may be or become subject to data localization laws mandating that data collected in a foreign country be processed and stored only or primarily within that country. If any country in which we have customers were to adopt a data localization law, we could be required to expand our data storage facilities there or build new ones in order to comply. The expenditure this would require, as well as costs of compliance generally, could harm our financial condition.

Additionally, third parties with whom we work, such as vendors or developers, may violate applicable laws or our policies and such violations can place the personal information of our customers at risk. In addition, our customers may also accidentally disclose their passwords or store them on a device that is lost or stolen, creating the perception that our systems are not secure against third-party access. This could have an adverse effect on our reputation and business. In addition, such third parties could expose us to compromised data or technology, or be the target of cyberattack and other data breaches which could impact our systems or our customers' records and personal information. Further, we could be the target of a cyberattack or other action that impacts our systems and results in a data breach of our customers' records and personal information. This could have an adverse effect on our reputation and business and potentially result in litigation and/or regulatory penalties.

Our inability to successfully recover from a disaster or other business continuity event could impair our ability to deliver our products and services and harm our business.

We are heavily reliant on our technology and infrastructure to provide our products and services to our customers. For example, we host many of our products using third-party data center facilities and we do not control the operation of these facilities. These facilities are vulnerable to damage, interference, interruption, or performance problems from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures, pandemics and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism, and other misconduct. The occurrence of a natural disaster, an act of terrorism state-sponsored attacks, a pandemic, geopolitical tensions or armed conflicts, and similar events could result in a decision to close the facilities without adequate notice or other unanticipated problems, which in turn, could result in lengthy interruptions in the delivery of our products and services, which could negatively impact our sales and operating results.

Furthermore, our business administration, human resources, compliance efforts, and finance services depend on the proper functioning of our computer, telecommunication, and other related systems and operations. A disruption or failure of these systems or operations because of a disaster, cyberattack or other business continuity event, such as a pandemic, could cause data to be lost or otherwise delay our ability to complete sales and provide the highest level of service to our customers. In addition, we could have difficulty producing accurate financial statements on a timely basis, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results, all of which could adversely affect the trading value of our stock. There are no assurances that data recovery in the event of a disaster would be effective or occur in an efficient manner. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

We are dependent upon Broadcom for certain engineering and threat response services, which are critical to many of our products and business.

Our Norton branded endpoint security solution has historically relied upon certain threat analytics software engines and other software (the Engine-Related Services) that have been developed and provided by engineering teams that have transferred to Broadcom as part of the Broadcom sale. The technology, including source code, at issue is shared, and pursuant to the terms of the Broadcom sale, we retain rights to use, modify, enhance and create derivative works from such technology. Broadcom has committed to provide these Engine-Related Services substantially to the same extent and in substantially the same manner, as has been historically provided under a license agreement with a limited term.

As a result, we are dependent on Broadcom for services and technology that are critical to our business, and if Broadcom fails to deliver these Engine-Related Services it would result in significant business disruption, and our business and operating results and financial condition could be materially and adversely affected. Furthermore, if our current sources become unavailable, and if we are unable to develop or obtain alternatives to integrate or deploy them in time, our ability to compete effectively could be impacted and have a material adverse effect on our business. Additionally, in connection with the Broadcom sale, we lost other capabilities, including certain threat intelligence data which were historically provided by our former Enterprise Security business, the lack of which could have a negative impact on our business and products.

If we fail to offer high-quality customer support, our customer satisfaction may suffer and have a negative impact on our business and reputation.

Many of our customers rely on our customer support services to resolve issues, including technical support, billing and subscription issues, that may arise. If demand increases, or our resources decrease, we may be unable to offer the level of support our customers expect. Any failure by us to maintain the expected level of support could reduce customer satisfaction and negatively impact our customer retention and our business.

Our solutions are complex and operate in a wide variety of environments, systems and configurations, which could result in failures of our solutions to function as designed.

Because we offer very complex solutions, errors, defects, disruptions, or other performance problems with our solutions may and have occurred. For example, we may experience disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, fraud, security attacks, or capacity constraints due to an overwhelming number of users accessing our websites simultaneously. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Interruptions in our solutions, could impact our revenues or cause customers to cease doing business with us. Our operations are dependent upon our ability to protect our technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. We could potentially lose customer data or personal information, or experience material adverse interruptions to our operations or delivery of solutions to our clients in a disaster recovery scenario.

Negative publicity regarding our brand, solutions and business could harm our competitive position.

Our brand recognition and reputation as a trusted service provider are critical aspects of our business and key to retaining existing customers and attracting new customers. Our business could be harmed due to errors, defects, disruptions or other performance problems with our solutions causing our customers and potential customers to believe our solutions are unreliable. Furthermore, negative publicity, whether or not justified, including intentional brand misappropriation, relating to events or activities attributed to us, our employees, our strategic partners, our affiliates, or others associated with any of these parties, may tarnish our reputation and reduce the value of our brands. In addition, the rapid rise and use of social media has the potential to harm our brand and reputation. We may be unable to timely respond to and resolve negative and inaccurate social media posts regarding our company, solutions and business in an appropriate manner. Damage to our reputation and loss of brand equity may reduce demand for our solutions and have an adverse effect on our business, operating results, and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

The focus from regulators, customers, certain investors, employees, and other stakeholders concerning environmental, social and governance (ESG) matters and related disclosures, both in the United States and internationally, have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting ESG-related requirements and expectations. For example, developing and acting on ESG-related initiatives and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements. We communicate certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, responsible sourcing and social investments, and other matters, on our website, in our filings with the SEC, and elsewhere. These initiatives, goals, or commitments could be difficult to achieve and costly to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives, goals or commitments and progress with respect to such initiatives, goals or commitments may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals or commitments, or for any revisions to them. If we fail to achieve progress with respect to our ESG-related initiatives, goals or commitments on a timely basis, or at all, or if our ESG-related data, processes and reporting are incomplete or inaccurate, our reputation, business, financial performance and growth could be adversely affected.

We are affected by seasonality, which may impact our revenue and results of operations.

Portions of our business are impacted by seasonality. Seasonal behavior in orders has historically occurred in the third and fourth quarters of our fiscal year, which include the important selling periods during the holidays in our third quarter, as well as follow-on holiday purchases and the U.S. tax filing season, which is typically in our fourth quarter. Revenue generally reflects similar seasonal patterns, but to a lesser extent than orders. This is due to our subscription business model, as a large portion of our in-period revenue is recognized ratably from our deferred revenue balance. An unexpected decrease in sales over those traditionally high-volume selling periods may impact our revenue and could have a disproportionate effect on our results of operations for the entire fiscal year.

LEGAL AND COMPLIANCE RISKS

Our solutions are highly regulated, which could impede our ability to market and provide our solutions or adversely affect our business, financial position, and results of operations.

Our solutions are subject to a high degree of regulation, including a wide variety of international and U.S. federal, state, and local laws and regulations, such as the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, the Federal Trade Commission Act (the FTC Act), and comparable state laws that are patterned after the FTC Act. We have previously entered into consent decrees and similar arrangements with the FTC and the attorney generals of 35 states as well as a settlement with the FTC relating to allegations that certain of LifeLock's advertising, marketing and security practices constituted deceptive acts or practices in violation of the FTC Act, which impose additional restrictions on our business, including prohibitions against making any misrepresentation of "the means, methods, procedures, effects, effectiveness, coverage, or scope of" our solutions. We signed an Undertaking, effective June 14, 2021, with the United Kingdom's Competition and Markets Authority (CMA) requiring our NortonLifeLock Ireland Limited and NortonLifeLock UK entities to make certain changes to their policies and practices related to automatically renewing subscriptions in the United Kingdom as part of the CMA's investigation into auto-renewal practices in the antivirus sector launched in December 2018. Any of the laws and regulations that apply to our business are subject to revision or new or changed interpretations, and we cannot predict the impact of such changes on our business.

Additionally, the nature of our identity and information protection products subjects us to the broad regulatory, supervisory, and enforcement powers of the Consumer Financial Protection Bureau which may exercise authority with respect to our services, or the marketing and servicing of those services, through the oversight of our financial institution or credit reporting agency customers and suppliers, or by otherwise exercising its supervisory, regulatory, or enforcement authority over consumer financial products and services.

If we do not protect our proprietary information and prevent third parties from making unauthorized use of our products and technology, our financial results could be harmed.

Much of our software and underlying technology is proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and procedures and through copyright, patent, trademark, and trade secret laws. However, these measures afford only limited protection and may be challenged, invalidated, or circumvented by third parties. Third parties may copy all or portions of our products or otherwise obtain, use, distribute, and sell our proprietary information without authorization.

Patents may also not be issued from our pending patent applications and claims allowed on any future issued patents may not be sufficiently broad to protect our technology. Also, these protections may not preclude competitors from independently developing products with functionality or features similar to our products.

Third parties may also develop similar or superior technology independently by designing around our patents. Our consumer agreements do not require a signature and therefore may be unenforceable under the laws of some jurisdictions. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the U.S., and we may be subject to the unauthorized use of our products in those countries. The unauthorized copying or use of our products or proprietary information could result in reduced sales of our products. Any legal action to protect proprietary information that we may bring or be engaged in with a strategic partner or vendor could adversely affect our ability to access software, operating system, and hardware platforms of such partner or vendor, or cause such partner or vendor to choose not to offer our products to their customers. In addition, any legal action to protect proprietary information that we may bring or be engaged in, could be costly, may distract management from day-to-day operations, and may lead to additional claims against us, which could adversely affect our operating results.

From time to time we are a party to lawsuits and investigations, which typically require significant management time and attention and result in significant legal expenses.

We are frequently involved in litigation and other proceedings, including, but not limited to, patent litigation, class actions, and governmental claims or investigations, some of which may be material initially or become material over time. The expense of initiating and defending, and in some cases settling, such matters may be costly and divert management's attention from the day-to-day operations of our business, which could have a materially adverse effect on our business, results of operations, and cash flows. In addition, such matters may through the course of litigation or other proceedings change unfavorably which could alter the profile of the matter and create potential material risk to the company. Any unfavorable outcome in a matter could result in significant fines, settlements, monetary damages, or injunctive relief that could negatively and materially impact our ability to conduct our business, results of operations, and cash flows. Additionally, in the event we did not previously accrue for such litigation or proceeding in our financial statements, we may be required to record retrospective accruals that adversely affect our results of operations and financial condition.

Third parties have claimed and, from time to time, additional third parties may claim that we infringe their proprietary rights, which has previously and could in the future cause us to incur significant legal expenses and prevent us from selling our products.

Third parties have claimed and, from time to time, additional third parties may claim that we have infringed their intellectual property rights, including claims regarding patents, copyrights, and trademarks.

Because of constant technological change in the segments in which we compete, the extensive patent coverage of existing technologies, and the rapid rate of issuance of new patents, it is possible that the number of these claims may grow. In addition, former employers of our former, current, or future employees may assert claims that such employees have improperly disclosed to us confidential or proprietary information of these former employers. Any such claim, with or without merit, could result in costly litigation and distract management from day-to-day operations. If we are not successful in defending such claims, we could be required to stop selling, delay shipments of, or redesign our solutions, pay monetary amounts as damages, enter into royalty or licensing arrangements, or satisfy indemnification obligations that we have with some of our partners. We cannot assure you that any royalty or licensing arrangements that we may seek in such circumstances will be available to us on commercially reasonable terms or at all. We have made and expect to continue making significant expenditures to investigate, defend, and settle claims related to the use of technology and intellectual property rights as part of our strategy to manage this risk.

In addition, we license and use software from third parties in our business and generally must rely on those third parties to protect the licensed rights. These third-party software licenses may not continue to be available to us on acceptable terms or at all and may expose us to additional liability. This liability, or our inability to use any of this third-party software, could result in delivery delays or other disruptions in our business that could materially and adversely affect our operating results.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software if we combine our proprietary software with open source software in a certain manner. Some open source software may include generative artificial intelligence (AI) software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of generative AI software and tools, has not been fully interpreted by U.S. courts or been fully addressed by federal, state, or international regulations. In addition to risks related to license requirements, using open source software, including open source software that incorporates or relies on generative AI, can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open source. However, we cannot be sure that all open source, including open source that incorporates or relies on generative AI, is submitted for approval prior to use in our products. In addition, many of the risks associated with usage of open source, including open source that incorporates or relies on generative AI, may not or cannot be eliminated and could, if not properly addressed, negatively affect our business.

RISKS RELATED TO OUR LIQUIDITY AND INDEBTEDNESS

There are risks associated with our outstanding and future indebtedness that could adversely affect our financial condition.

As of March 31, 2023, we had an aggregate of $9,899 million of outstanding indebtedness that will mature in calendar years 2025 through 2030, and $1,500 million available for borrowing under our revolving credit facility. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our outstanding debt. Our ability to meet expenses, comply with the covenants under our debt instruments, pay interest and repay principal for our substantial level of indebtedness depends on, among other things, our operating performance, competitive developments, and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Accordingly, our cash flow may not be sufficient to allow us to pay principal and interest on our debt, including our 5.0% Senior Notes due 2025, 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 (collectively, the Senior Notes), and meet our other obligations. Our level of indebtedness could have other important consequences, including the following:

- We must use a substantial portion of our cash flow from operations to pay interest and principal on the Amended and Restated Credit Agreement, our existing Senior Notes, and other indebtedness, which reduces funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes, and potential acquisitions;

- We may be unable to refinance our indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes;

- We have significant exposure to fluctuations in interest rates because borrowings under our senior secured credit facilities bear interest at variable rates;

- Our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;

- We may be more vulnerable to an economic downturn or recession and adverse developments in our business;

- We may be unable to comply with financial and other covenants in our debt agreements, which could result in an event of default that, if not cured or waived, may result in acceleration of certain of our debt and would have an adverse effect on our business and prospects and could force us into bankruptcy or liquidation; and

- Changes by any rating agency to our outlook or credit rating could negatively affect the value of our debt and/or our common stock, adversely affect our access to debt markets, and increase the interest we pay on outstanding or future debt.

There can be no assurance that we will be able to manage any of these risks successfully. In addition, we conduct a significant portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness will be dependent in part on the generation of cash flow by our subsidiaries and their respective abilities to make such cash available to us by dividend, debt repayment, or otherwise, which may not always be possible. If we do not receive distributions from our subsidiaries, we may be unable to make the required principal and interest payments on our indebtedness.

Our Amended and Restated Credit Agreement imposes operating and financial restrictions on us.

Our Amended and Restated Credit Agreement contains covenants that limit our ability and the ability of our restricted subsidiaries to:

- Incur additional debt;

- Create liens on certain assets to secure debt;

- Enter into certain sale and leaseback transactions;

- Pay dividends on or make other distributions in respect of our capital stock or make other restricted payments; and

- Consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

These covenants may adversely affect our ability to finance our operations, meet or otherwise address our capital needs, pursue business opportunities, react to market conditions, or may otherwise restrict activities or business plans. A breach of any of these covenants could result in a default. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and, to the extent such indebtedness is secured, proceed against any collateral securing that indebtedness.

The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our financial condition and result of operations.

We regularly maintain cash balances with other financial institutions in excess of the FDIC insurance limit. A failure of a depository institution to return deposits could result in a loss or impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

Additionally, future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages, impair the ability of companies to access near-term working capital needs, and create additional market and economic uncertainty. Our general business strategy, including our ability to access existing debt under the terms of our Amended and Restated Credit Agreement may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our operations, growth strategy, financial performance and stock price and could require us to alter our operating plans.

Hedging or other mitigation actions to mitigate against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for distributions.

We have previously and may in the future enter into interest rate swap agreements or pursue other interest rate hedging strategies. In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we will effectively convert $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.550%. The objective of our interest rate swaps, all of which are designated as cash flow hedges, is to manage the variability of future cash interest expense.

Our future hedging activity will vary in scope based on the level of interest rates, the type and expected duration of portfolio investments held, and other changing market conditions. Our current and future interest rate hedging may fail to protect or could adversely affect us because, among other things:

- Interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

- Available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

- The duration of the hedge may not match the duration of the related liability or asset;

- The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- The party owing money in the hedging transaction may default on its obligation to pay; and

- We may purchase a hedge that turns out not to be necessary (i.e., a hedge that is out of the money).

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for distributions. Unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

GENERAL RISKS

Government efforts to combat inflation, along with other interest rate pressures arising from an inflationary economic environment, have led to and may continue to lead to higher financing costs.

We operate globally and as a result our business and revenues are impacted by global macroeconomic conditions. Inflation has risen on a global basis, including in the United States, and government entities have taken various actions to combat inflation, such as raising interest rate benchmarks. Government entities may continue their efforts, or implement additional efforts, to combat inflation, which may include continuing to raise interest rate benchmarks or maintaining interest rate benchmarks at elevated levels. Such government efforts, along with other interest rate pressures arising from an inflationary economic environment, have led to higher financing costs and have had and may continue to have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in our quarterly financial results have affected the trading price of our stock in the past and could affect the trading price of our stock in the future.

Our quarterly financial results have fluctuated in the past and are likely to vary in the future due to a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet our expectations or the expectations of securities analysts and investors, the trading price of our outstanding securities could be negatively affected. Volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions.

Factors associated with our industry, the operation of our business, and the markets for our solutions may cause our quarterly financial results to fluctuate, including but not limited to:

- Fluctuations in demand for our solutions;

- Disruptions in our business operations or target markets caused by, among other things, terrorism or other intentional acts, outbreaks of disease, or earthquakes, floods, or other natural disasters;

- Entry of new competition into our markets;

- Technological changes in our markets;

- Our ability to achieve targeted operating income and margins and revenues;

- Competitive pricing pressure or free offerings that compete with one or more of our solutions;

- Our ability to timely complete the release of new or enhanced versions of our solutions;

- The amount and timing of commencement and termination of major marketing campaigns;

- The number, severity, and timing of threat outbreaks and cyber security incidents;

- Loss of customers or strategic partners or the inability to acquire new customers or cross-sell our solutions;

- Changes in the mix or type of solutions and subscriptions sold and changes in consumer retention rates;

- The rate of adoption of new technologies and new releases of operating systems, and new business processes;

- Consumer confidence and spending changes;

- The outcome or impact of litigation, claims, disputes, regulatory inquiries, or investigations;

- The impact of acquisitions (and our ability to achieve expected synergies or attendant cost savings), divestitures, restructurings, share repurchase, financings, debt repayments and investment activities;

- Changes in U.S. and worldwide economic conditions, such as economic recessions, the impact of inflation, fluctuations in foreign currency exchange rates and changes in interest rates, conflicts including Russia's invasion of Ukraine, and other global macroeconomic factors on our operations and financial performance;

- The publication of unfavorable or inaccurate research reports about our business by cybersecurity industry analysts;

- The success of our ESG initiatives;

- Changes in tax laws, rules, and regulations;

- Changes in tax rates, benefits, and expenses; and

- Changes in consumer protection laws and regulations.

Any of the foregoing factors could cause the trading price of our outstanding securities to fluctuate significantly.

Changes to our effective tax rate, including through the adoption of new tax legislation or exposure to additional income tax liabilities, could increase our income tax expense and reduce (increase) our net income (loss), cash flows and working capital. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are a multinational company dual headquartered in the U.S. and Czech Republic, with our principal executive offices in Tempe, Arizona. As such, we are subject to tax in multiple U.S. and international tax jurisdictions. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- Changes to the U.S. federal income tax laws, including the potential for federal tax law changes put forward by Congress and the current administration including potentially increased corporate tax rates, new minimum taxes and other changes to the way that our US tax liability has been calculated following the 2017 Tax Cuts and Jobs Act. Certain of these proposals could have significant retroactive adjustments adding cash tax payments/liabilities if adopted;

- Changes to other tax laws, regulations, and interpretations in multiple jurisdictions in which we operate, including actions resulting from the Organisation for Economic Co-operation and Development's (OECD) base erosion and profit shifting project including recent proposals for a global minimum tax rate, proposed actions by international bodies such as digital services taxation, as well as the requirements of certain tax rulings. In October 2021, the OECD/G20 inclusive framework on Base Erosion and Profit Shifting (the Inclusive Framework) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform which has now been agreed upon by the majority of OECD members. Pillar One allows countries to reallocate a portion of residual profits earned by multinational enterprises (MNE), with an annual global turnover exceeding €20 billion and a profit margin over 10%, to other market jurisdictions. Pillar Two requires MNEs with an annual global turnover exceeding €750 million to pay a global minimum tax of 15%. On December 12, 2022, the European Union reached an agreement to implement the Pillar Two Directive of the OECD's reform of international taxation at the European Union level. The agreement affirms that all Member States must transpose the Directive by December 31, 2023. The rules will therefore first be applicable for fiscal years starting on or after December 31, 2023. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. We will continue to monitor and determine how these and other legislative changes will be enacted into law and how they will potentially impact our corporate tax liabilities, our income tax provision, and cash tax liability. It is possible that they could have a material effect on our corporate tax liability and our global effective tax rate;

- Changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- Changes in the valuation of deferred tax assets and liabilities and the discovery of new information in the course of our tax return preparation process;

- The tax effects of significant infrequently occurring events that may cause fluctuations between reporting periods;

- Tax assessments, or any related tax interest or penalties, that could significantly affect our income tax expense for the period in which the settlements take place; and

- Taxes arising in connection to changes in our workforce, corporate entity structure or operations as they relate to tax incentives and tax rates.

From time to time, we receive notices that a tax authority in a particular jurisdiction believes that we owe a greater amount of tax than we have reported to such authority and we are consequently subject to tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Additionally, our ability to recognize the financial statement benefit of tax refund claims is subject to change based on a number of factors, including but not limited to, changes in facts and circumstances, changes in tax laws, correspondence with both IRS and State tax authorities, and the results of tax audits and related proceedings, which may take several years or more to resolve. If tax authorities disagree with certain tax reporting positions taken by us, as a result, they assess additional taxes against us. We are regularly engaged in discussions and sometimes disputes with these tax authorities. We ultimately sometimes have to engage in litigation to achieve the results reflected in our tax estimates, and such litigation can be time consuming and expensive. We regularly assess the likely outcomes of any audits in order to determine the appropriateness of our tax provision. If the ultimate determination of our taxes owed in any of these jurisdictions is for an amount in excess of the tax provision we have recorded or reserved for, our operating results, cash flows, and financial condition could be materially and adversely affected.

Any changes or interpretations to existing accounting pronouncements or taxation rules or practices may cause fluctuations in our reported results of operations or affect how we conduct our business.

A change in accounting pronouncements or taxation rules or practices could have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements, taxation rules and varying interpretations of accounting pronouncements or taxation rules have occurred in the past and may occur in the future. We could be required to modify a current tax or accounting position as a result of any such change, and this could adversely affect our reported financial results and could change the way we conduct our business.

Item 1B. *Unresolved Staff Comments*

There are no unresolved issues with respect to any Commission staff's written comments that were received at least 180 days before the end of our fiscal year to which this report relates and that relate to our periodic or current reports under the Exchange Act.

Item 2. *Properties*

Not applicable.

Item 3. *Legal Proceedings*

Information with respect to this Item may be found under the heading "Litigation contingencies" in Note 18 of the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K which information is incorporated into this Item 3 by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Stock symbol and stockholders of record

Our common stock is traded on the Nasdaq Global Select Market under the symbol "GEN". As of March 31, 2023, there were 3,694 stockholders of record. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares of record are held by banks, brokers and other financial institutions.

Stock performance graph

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Composite Index and the S&P Information Technology Index for the five fiscal years ended March 31, 2023 (assuming the initial investment of $100 in our common stock and in each of the other indices on the last day of trading for fiscal 2018 and the reinvestment of all dividends). The comparisons in the graph below are based on historical data and are not indicative of, nor intended to forecast the possible future performance of our common stock.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
Among Gen Digital Inc., the S&P 500 Index
and the S&P Information Technology Index



This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of Gen Digital under the Securities Act or the Exchange Act.

Repurchases of our equity securities

Under our stock repurchase programs, shares may be repurchased on the open market and through accelerated stock repurchase transactions. As of March 31, 2023, we had $870 million remaining authorized to be completed in future periods with no expiration date. No shares were repurchased during the three months ended March 31, 2023.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Please read the following discussion and analysis of our financial condition and results of operations together with our Consolidated Financial Statements and related Notes thereto included under Item 15 of this Annual Report on Form 10-K.

OVERVIEW

Gen Digital Inc. is a global company powering Digital Freedom with a family of trusted consumer brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. Our core Cyber Safety portfolio provides protection across three key categories in multiple channels and geographies, including security and performance, identity protection, and online privacy. We have built a technology platform that brings together software and service capabilities within these three categories into a comprehensive and easy-to-use integrated platform across our brands. We bring award-winning products and services in cybersecurity, privacy and identity protection to approximately 500 million users in more than 150 countries so they can live their digital lives safely, privately, and confidently today and for generations to come.

Fiscal Year Highlights

- In June 2022, we fully repaid the principal and accrued interest under the 3.95% Senior Notes due June 2022, which had an aggregate principal amount outstanding of $400 million. In addition, we paid $7 million of accrued and unpaid interest through the redemption date.

- In August 2022, we settled the $525 million principal and conversion rights of our New 2.0% Convertible Notes in cash. The aggregate settlement amount of $630 million was based on $20.41 per underlying share into which the New 2.0% Convertible Notes were convertible. In addition, we paid $5 million of accrued and unpaid interest through the date of settlement. The repayments resulted in an adjustment to stockholders' equity of $100 million.

- In September 2022, we issued two series of senior notes, consisting of 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030, for an aggregate principal of $1,500 million.

- In January 2023, we made a voluntary prepayment of $250 million for our senior credit facilities, which was applied exclusively to the Term B Facility.

- During fiscal 2023, we repurchased 40 million shares of our common stock for an aggregate amount of $904 million and paid a total of $314 million in quarterly dividends to shareholders.

Merger with Avast

On September 12, 2022, we completed the Merger with Avast with the issuance of 94,201,223 shares of our common stock to Avast shareholders and cash consideration of $6,910 million, which includes repayment of Avast's outstanding debt. In connection with the Merger, we changed our corporate name to Gen Digital Inc. and became dual headquartered in Tempe, Arizona and Prague, Czech Republic, although our principal executive offices remain in Tempe, Arizona. Prior to the Merger, Avast was a global leader in consumer cybersecurity, offering a comprehensive range of digital security and privacy products and services that protected and enhanced users' online experiences. The Merger enables us to create a broad and complementary consumer product portfolio beyond core security and towards adjacent trust-based solutions and achieve greater geographic diversification and access to a larger user base. We believe this combination will accelerate the transformation of global consumer Cyber Safety. All financial information related to Avast that is discussed below in key financial metrics, results of operations and liquidity and capital resources is inclusive as of the Closing Date.

Upon close of the Merger with Avast, we entered into the Amended and Restated Credit Agreement (Credit Agreement) with certain financial institutions, in which they agreed to provide us with (i) a $1,500 million revolving credit facility (Revolving Facility), (ii) a $3,910 million term loan A facility (Term A Facility), (iii) a $3,690 million term loan B facility (Term B Facility) and (iv) a $750 million tranche A bridge loan (Bridge Loan) (collectively, the senior credit facilities). The Bridge Loan was undrawn and immediately terminated at the closing of the Merger. We drew down the aggregate principal amounts of the Term A Facility and Term B Facility to finance the cash consideration payable for the transaction and to fully repay the outstanding principal of $1,703 million and aggregate accrued and unpaid interest of $3 million under the Initial Term Loan and Delay Draw Term Loan from the existing credit facilities. The Credit Agreement replaced our then existing credit facilities upon the close of the Merger.

The Merger has altered the size and scope of our operations, impacting our assets, liabilities, obligations, capital requirements and performance measures. We expect the key financial metrics and results of operations of the combined company to be materially different than the trends experienced during the year ended March 31, 2023. As a combined company, we expect to achieve synergies, rapidly launch a broad and innovative product portfolio, expand into new and diversified sales channels and enhance customer experience and retention. Refer to Note 4 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information about this business combination.

Fiscal calendar and basis of presentation

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2023, 2022 and 2021 in this report refers to fiscal years ended March 31, 2023, April 1, 2022 and April 2, 2021, respectively, each of which was a 52-week year.

Key financial metrics

The following table provides our key financial metrics for fiscal 2023 compared with fiscal 2022:

	Fiscal Year	
(In millions, except for per share amounts)	2023	2022
Net revenues	$ 3,338	$ 2,796
Operating income (loss)	$ 1,227	$ 1,005
Net income (loss)	$ 1,349	$ 836
Net income (loss) per share – diluted	$ 2.16	$ 1.41
Net cash provided by (used in) operating activities	$ 757	$ 974

	As of	
(In millions)	March 31, 2023	April 1, 2022
Cash, cash equivalents and short-term investments	$ 750	$ 1,891
Contract liabilities	$ 1,788	$ 1,306

- Net revenues increased $542 million, primarily due to revenue attributable to the contribution from Avast, which was acquired during the second quarter of fiscal 2023, and higher sales in both our consumer security and identity and information protection products, partially offset by unfavorable foreign currency fluctuations.

- Operating income (loss) increased $222 million, primarily due to operating income attributable to Avast, which was acquired during the second quarter of fiscal 2023, and cost synergies post-acquisition, partially offset by unfavorable foreign currency fluctuations.

- Net income (loss) increased $513 million and net income per share increased $0.75, primarily due to an income tax benefit in fiscal 2023, and increased operating income, partially offset by an increase in interest expense associated with our new senior credit facilities and two senior notes.

- Cash, cash equivalents and short-term investments decreased by $1,141 million compared to April 1, 2022, primarily due to the completion of the Merger, repurchases of our common stock, income taxes paid, dividends paid to shareholders, and voluntary prepayment of our Term B facility, offset by proceeds from the issuance of the senior credit facilities and the two senior notes. Additionally, subsequent to March 31, 2023, we made another voluntary prepayment of $150 million for our senior credit facilities, which was applied exclusively to Term B Facility.

- Contract liabilities increased $482 million, primarily due to contract liabilities assumed from Avast, which was acquired during the second quarter of fiscal 2023.

GLOBAL MACROECONOMIC CONDITIONS

Our results of operations and cash flows are subject to fluctuations due to inflation, changes in foreign currency exchange rates relative to U.S. dollars, our reporting currency, changes in interest rates, as well as recession risks, which may persist for an extended period. Additionally, our international results are impacted by the economic conditions in the foreign markets in which we operate and by fluctuations in foreign currency exchange rates. We conduct business in numerous currencies throughout our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than the entity's functional currency. As a result, we are exposed to foreign exchange gains or losses, which impact our operating results. As part of our foreign currency risk mitigation strategy, we have entered into monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposure. In addition, in early 2022, worldwide inflation began to increase. In response to the heightened levels of inflation, central banks, including the U.S. Federal Reserve and the European Central Bank, raised interest rates significantly in 2022, resulting in an increase in our cost of debt. Interest rates have increased and are expected to continue to increase in 2023, although at a slower rate. Volatile market conditions related to Russia's invasion of Ukraine and retaliatory sanctions against the Russian Federation and Belarus, the COVID-19 pandemic and other macroeconomic events have, at times, and may in the future negatively impact our results of operations and cash flows. Conversely, we have seen and may continue to see cost savings from the shift to remote and distributed work for certain of our employees in areas including events, travel, utilities and other benefits. Due to our subscription-based business model, the effect of recent macroeconomic events may not be fully reflected in our results of operations until future periods, if at all. For a further discussion of the potential impacts of the global macroeconomic conditions on our business, please see "Risk Factors" in Item 1A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements and related notes in accordance with generally accepted accounting principles in the U.S. (GAAP) requires us to make estimates, including judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on a regular basis and make changes accordingly. Management believes that the accounting estimates employed and the resulting amounts are reasonable; however, actual results may differ from these estimates. Making estimates and judgments about future events is inherently unpredictable and is subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to have been incorrect, it could have a material impact on our results of operations, financial position and cash flows.

Management believes the following critical accounting policies reflect the significant estimates and assumptions used in the preparation of our Consolidated Financial Statements. A summary of our significant accounting policies is included in Note 1, and a description of recently adopted accounting pronouncements and the Company's expectation of the impact on our Consolidated Financial Statements and disclosures are included in Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Business combinations

We allocate the purchase price of acquired businesses to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date. Any residual purchase price is recorded as goodwill. The allocation of purchase price requires management to make significant estimates and assumptions in determining the fair values of the assets acquired and liabilities assumed especially with respect to intangible assets.

Critical estimates in valuing intangible assets include, but are not limited to, future expected cash flows from customer relationships, developed technology, trade names, and discount rates. Management estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Third-party valuation specialists are utilized for certain estimates.

Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

Income taxes

We are subject to tax in multiple U.S. and foreign tax jurisdictions. We are required to estimate the current tax exposure as well as assess the temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. We apply judgment in the recognition and measurement of current and deferred income taxes which includes the following critical accounting estimates.

We use a two-step process to recognize liabilities for uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. If we determine that the tax position will more likely than not be sustained on audit, the second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Loss contingencies

We are subject to contingencies that expose us to losses, including various legal and regulatory proceedings, asserted and potential claims that arise in the ordinary course of business. An estimated loss from such contingencies is recognized as a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. We review the status of each significant matter quarterly, and we may revise our estimates. Until the final resolution of such matters, there may be an exposure to loss in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material impact on our Consolidated Financial Statements for that reporting period.

RESULTS OF OPERATIONS

We have elected to omit discussion on the earliest of the three years presented in the Consolidated Financial Statements of this Annual Report on Form 10-K. Refer to *Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the fiscal year ended April 1, 2022 for year-over-year comparisons of the results of operation between fiscal 2022 and fiscal 2021 as well as discussion of fiscal 2021 performance metrics and cash flow activity, all of which are incorporated herein by reference.

The following table sets forth our Consolidated Statements of Operations data as a percentage of net revenues for the periods indicated:

	Fiscal Year	
	2023	2022
Net revenues	100%	100%
Cost of revenues	18	15
Gross profit	82	85
Operating expenses:		
Sales and marketing	20	22

	Fiscal Year	
	2023	**2022**
Research and development	9	9
General and administrative	9	14
Amortization of intangible assets	5	3
Restructuring and other costs	2	1
Total operating expenses	46	49
Operating income (loss)	37	36
Interest expense	(12)	(5)
Other income (expense), net	(1)	6
Income (loss) before income taxes	24	37
Income tax expense (benefit)	(16)	7
Net income (loss)	40%	30%

Note: The percentages may not add due to rounding.

Net revenues

	Fiscal Year		% Change
(In millions, except for percentages)	**2023**	**2022**	**2023 vs. 2022**
Net revenues	$ 3,338	$ 2,796	19%

Fiscal 2023 compared to fiscal 2022

Net revenues increased $542 million, primarily due to a $406 million increase in sales of our consumer security products and a $117 million increase in sales of our identity and protection products. This was inclusive of $113 million of foreign exchange headwinds, primarily in our consumer security products.

Performance Metrics

We regularly monitor a number of metrics in order to measure our current performance and estimate our future performance. Our metrics may be calculated in a manner different than similar metrics used by other companies.

The following table summarizes supplemental key performance metrics for our solutions:

	Fiscal Year [2]	
(In millions, except for per user amounts and percentages)	**2023** [3]	**2022**
Direct customer revenue [1]	$ 2,933	$ 2,488
Partner revenues	$ 341	$ 269
Total Cyber Safety revenues	$ 3,274	$ 2,757
Legacy revenues	$ 66	$ 50
Direct customer count (at quarter-end)	38.2	24.4
Direct average revenue per user (ARPU)	$ 7.10	$ 8.63
Annual retention rate [4]	76%	84%

[1] Non-GAAP Direct customer revenue differs from GAAP direct customer revenue in fiscal 2023 and 2022 because it excludes a $2 million and $11 million, respectively, reduction of revenue from contract liability purchase accounting adjustments. We believe that eliminating the impact of this adjustment improves the comparability of revenues between periods. In addition, although the adjustment amounts will never be recognized in our GAAP financial statements, we do not expect the acquisitions to affect the future renewal rates of revenues excluded by the adjustments.

(2) From time to time, changes in our product hierarchy cause changes to the revenue channels above. When changes occur, we recast historical amounts to match the current revenue channels. Direct customer revenue currently includes Mobile App Store customers, and legacy revenues includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions. As such, prior period performance metrics have been recast to conform to the current period presentation for all periods presented above.

(3) The performance metrics for fiscal 2023 include the revenues earned and customers acquired through our Merger with Avast. ARPU is based on average customer count and assumes full quarter of revenue for both companies. Due to the close of the Merger with Avast in the second quarter of fiscal 2023, the fiscal 2023 ARPU is based on the average ARPU for the second, third, and fourth quarter of fiscal 2023, but excludes the first quarter of fiscal 2023.

(4) The annual retention rate for fiscal 2023 includes the customer portfolio acquired through our Merger with Avast.

We define direct customer count as active paid users of our products and solutions who have a direct billing and/or registration relationship with us at the end of the reported period. Average direct customer count presents the average of the total number of direct customers at the beginning and end of the applicable period. We exclude users on free trials from our direct customer count. Users who have indirectly purchased and/or registered for our products or solutions through partners are excluded unless such users convert or renew their subscription directly with us or sign up for a paid membership through our web stores or third-party app stores. The methodologies used to measure these metrics require judgment and are subject to change due to improvements or revisions to our methodology. From time to time, we review our metrics and may discover inaccuracies or make adjustments to improve their accuracy, which can result in adjustments to our historical metrics. Our ability to recalculate our historical metrics may be impacted by data limitations or other factors that require us to apply different methodologies for such adjustments. We generally do not intend to update previously disclosed metrics for any such inaccuracies or adjustments that are deemed not material.

ARPU is calculated as estimated direct customer revenues for the period divided by the average direct customer count for the same period, expressed as a monthly figure. Non-GAAP estimated direct customer revenues and ARPU have limitations as analytical tools and should not be considered in isolation or as a substitute for GAAP estimated direct customer revenues or other GAAP measures. We monitor ARPU because it helps us understand the rate at which we are monetizing our consumer customer base.

Annual retention rate is defined as the number of direct customers who have more than a one-year tenure as of the end of the most recently completed fiscal period divided by the total number of direct customers as of the end of the period from one year ago. We monitor annual retention rate to evaluate the effectiveness of our strategies to improve renewals of subscriptions.

Net revenues by geographic region

Percentage of revenue by geographic region as presented below is based on the billing location of the customer.

	Fiscal Year	
	2023	2022
Americas	68%	70%
EMEA	21%	18%
APJ	11%	12%

The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

While the percentage of revenue by geographic region in fiscal 2023 remains primarily in the Americas, our Merger with Avast has expanded our presence in countries in the EMEA region.

Cost of revenues

	Fiscal Year		% Change
(In millions, except for percentages)	2023	2022	2023 vs. 2022
Cost of revenues	$ 589	$ 408	44%

Fiscal 2023 compared to fiscal 2022

Our cost of revenues increased $181 million, primarily due to a $97 million increase in the amortization of acquired intangible assets as a result of our Merger with Avast, $52 million increase in payment processing fees, $27 million increase in revenue share costs and royalty charges, and $10 million increase in cloud hosting cost, offset by $6 million decrease in technical support costs.

Operating expenses

(In millions, except for percentages)	Fiscal Year 2023	Fiscal Year 2022	% Change 2023 vs. 2022
Sales and marketing	$ 682	$ 622	10%
Research and development	313	253	24%
General and administrative	286	392	(27)%
Amortization of intangible assets	172	85	102%
Restructuring and other costs	69	31	123%
Total	$ 1,522	$ 1,383	10%

Our operating expenses increased in fiscal 2023 compared to fiscal 2022 primarily due to increased headcount, stock-based compensation and restructuring costs, in connection with the Merger which was completed during the second quarter of fiscal 2023.

Fiscal 2023 compared to fiscal 2022

Sales and marketing expense increased $60 million, primarily due to a $36 million increase in headcount and IT costs, a $23 million increase in outside services and software expenses, and a $15 million increase of stock-based compensation expense. This was partially offset by $17 million in sales and marketing efficiencies.

Research and development expense increased $60 million, primarily due to a $39 million increase of headcount and IT costs, a $12 million increase of stock-based compensation expense and a $10 million increase in outside services and software expense.

General and administrative expense decreased $106 million, primarily due to the absence of a $185 million legal accrual in fiscal 2022 relating to an ongoing patent infringement lawsuit and the corresponding legal fees. This was partially offset by a $40 million increase in outside services due to the Merger with Avast, $25 million increase of stock-based compensation expense and a $16 million increase in headcount costs.

Amortization of intangible assets increased $87 million as a result of the Merger with Avast.

Restructuring and other costs increased $38 million, primarily due to severance and termination benefit costs in connection with the September 2022 Plan. See Note 12 of the Notes to the Consolidated Financial Statements for details of the fiscal 2023 restructuring activities.

Non-operating income (expense), net

(In millions)	Fiscal Year 2023	Fiscal Year 2022	$ Change 2023 vs. 2022
Interest expense	$ (401)	$ (126)	$ (275)
Interest income	15	—	15
Foreign exchange gain (loss)	(8)	(2)	(6)
(Loss) gain on early extinguishment of debt	(9)	(3)	(6)
Gain on sale of properties	—	175	(175)
Other	(20)	(7)	(13)
Non-operating income (expense), net	$ (423)	$ 37	$ (460)

Fiscal 2023 compared to fiscal 2022

Non-operating income (expense), net, decreased $460 million in income, primarily due to the absence of the $175 million gain on the sale of certain land and buildings in Mountain View, California during the second quarter of fiscal 2022 and an increase in interest expense associated with borrowings under our senior credit facilities (as defined below) and two senior notes, which were issued during the second quarter of fiscal 2023.

Provision for income taxes

We are a multinational company dual headquartered in the U.S. and Czech Republic, although our principal executive offices remain in Tempe, Arizona, and we are subject to tax in multiple U.S. and international tax jurisdictions. Our results of operations would be adversely affected to the extent that our geographical mix of income becomes more weighted toward jurisdictions with higher tax rates and would be favorably affected to the extent the relative geographic mix shifts to lower tax jurisdictions. Our results can also be impacted by the costs incurred and the potential deductibility of the expenses. Any change in our mix of earnings is dependent upon many factors and is therefore difficult to predict.

	Fiscal Year	
(In millions, except for percentages)	2023	2022
Income (loss) from continuing operations before income taxes	$ 804	$1,042
Provision for income taxes	$(545)	$ 206
Effective tax rate on income (loss) from continuing operations	(68)%	20%

Fiscal 2023 compared to fiscal 2022

Our effective tax rate decreased primarily due to a decrease in income taxes as a result of a tax capital loss, and releases in uncertain tax positions related to the closure of federal and state income tax audits. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for information about the tax capital loss.

LIQUIDITY, CAPITAL RESOURCES AND CASH REQUIREMENTS

Liquidity and Capital Resources

We have historically relied on cash generated from operations, borrowings under credit facilities, issuances of debt and proceeds from divestitures for our liquidity needs.

Our capital allocation strategy is to balance driving stockholder returns, managing financial risk and preserving our flexibility to pursue strategic options, including acquisitions and mergers. Historically, this has included a quarterly cash dividend, the repayment of debt and the repurchase of shares of our common stock.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents, together with cash generated from operations and amounts available under our Revolving Facility (as defined below), will be sufficient to meet our working capital needs, support on-going business activities and finance the expected synergy costs related to the Merger through at least the next 12 months and to meet our known long-term contractual obligations. We are currently not aware of any trends or demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way that will impact our capital needs during or beyond the next 12 months. However, our future liquidity and capital requirements may vary materially from those as of March 31, 2023 depending on several factors, including, but not limited to, economic conditions; political climate; the expansion of sales and marketing activities; the costs to acquire or invest in businesses; and the risks and uncertainties discussed in "Risk Factors" in Item 1A.

Cash flows

The following table summarizes our cash flow activities in fiscal 2023 and 2022:

	Fiscal Year	
(In millions)	**2023**	**2022**
Net cash provided by (used in):		
Operating activities	$ 757	$ 974
Investing activities	$ (6,547)	$ 326
Financing activities	$ 4,681	$ (333)
Increase (decrease) in cash and cash equivalents	$ (1,137)	$ 954

See Note 7 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for our supplemental cash flow information.

Cash from operating activities

Our cash flows provided by operating activities in fiscal 2023 decreased $217 million, primarily due to an increase in cash payments in fiscal 2023, including payments of income taxes, debt interest, and transaction costs and other regulatory closing fees in connection with the Merger.

Cash from investing activities

Our cash flows provided by investing activities in fiscal 2023 decreased $6,873 million, primarily due to the $6,547 million total cash consideration paid for the Merger with Avast, net of $363 million cash acquired and $2,141 million non-cash consideration transferred, as well as the absence of $355 million in proceeds from the sale of certain Mountain View, California properties in fiscal 2022.

Cash from financing activities

Our cash flows provided by financing activities in fiscal 2023 increased $5,014 million, primarily due to proceeds from the issuance of debt, partially offset by repayment of debt and the continuation of our stock repurchase program. Fiscal 2023 reflects $8,954 million of aggregate proceeds: $3,910 million from Term Facility A (as defined below), $3,690 million from Term Facility B (as defined below), $900 million from the 6.75% Senior Notes and $600 million from the 7.125% Senior Notes, net of $146 million of debt issuance costs. This was partially offset by the $400 million repayment of our 3.95% Senior Notes, $1,010 million repayment of our Initial Term Loan, $703 million repayment of our Delayed Draw Term Loan, settlement of the $525 million principal, $250 million prepayment of our Term B Facility, and $59 million mandatory amortization payments of our Term Facility A and B, $100 million equity rights associated with our New 2.0% Convertible Notes, and common stock repurchases of $904 million. In contrast, fiscal 2022 reflects $512 million of proceeds from the issuance of our Initial Term Loan, partially offset by the $364 million settlement of our New 2.5% Convertible Notes.

Cash and cash equivalents

As of March 31, 2023, we had cash, cash equivalents and short-term investments of approximately $750 million, of which $572 million was held by our foreign subsidiaries. Our cash, cash equivalents and short-term investments are managed with the objective to preserve principal, maintain liquidity and generate investment returns. The participation exemption system under current U.S. federal tax regulations generally allows us to make distributions of non-U.S. earnings to the U.S. without incurring additional U.S. federal tax; however, these distributions may be subject to applicable state or non-U.S. taxes.

Debt

On June 1, 2022, we fully repaid the principal and accrued interest under the 3.95% Senior Notes due June 2022, which had an aggregate principal amount outstanding of $400 million. In addition, we paid $7 million of accrued and unpaid interest through the redemption date.

On August 15, 2022, we settled the $525 million principal and conversion rights of our New 2.0% Convertible Notes in cash. The aggregate settlement amount of $630 million was based on $20.41 per underlying share into which the New 2.0% Convertible Notes were convertible. In addition, we paid $5 million of accrued and unpaid interest through the date of settlement.

On September 12, 2022, upon close of the Merger with Avast, we entered into the Amended and Restated Credit Agreement (Credit Agreement) with certain financial institutions, in which they agreed to provide us with (i) a $1,500 million revolving credit facility (Revolving Facility), a $3,910 million term loan A facility (Term A Facility), (iii) a $3,690 million term loan B facility (Term B Facility) and (iv) a $750 million tranche A bridge loan (Bridge Loan) (collectively, the senior credit facilities). The Bridge Loan was undrawn and immediately terminated upon the Merger's close. We drew down the aggregate principal amounts of the Term A Facility and Term B Facility to finance the cash consideration payable for the transaction and to fully repay the aggregate outstanding principal of $1,703 million and aggregate accrued and unpaid interest of $3 million under the Initial Term Loan and Delay Draw Term Loan from then existing credit facilities. The Credit Agreement replaced the existing credit facilities upon the close of the transaction. During fiscal 2023, we paid an aggregate $145 million in debt issuance costs associated with the senior credit facilities. The Credit Agreement contains customary representations and warranties and affirmative and negative covenants that we maintain a consolidated leverage ratio of not more than 5.25 to 1.0, or 5.75 to 1.0 if we acquire assets or business in an aggregate amount greater than $250 million, and restrictions on indebtedness, liens, investments, stock repurchases, and dividends (with exceptions permitting our regular quarterly dividend and other specific capital returns). As of March 31, 2023, we were in compliance with all debt covenants. As of March 31, 2023, there were no borrowings outstanding under our Revolving Facility.

On September 19, 2022, we issued two series of senior notes, consisting of 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030, for an aggregate principal of $1,500 million. They are senior unsecured obligations that rank equally in right of payment with all of our existing and future senior, unsecured, unsubordinated obligations and may be redeemed at any time, subject to the make-whole provisions contained in the applicable indenture relating to such series of notes. Interest on these series of notes is payable semi-annually in arrears on March 31 and September 30 for both the 6.75% Senior Notes and 7.125% Senior Notes, commencing on March 31, 2023. During fiscal 2023, we paid an aggregate $14 million in debt issuance costs associated with the two senior notes.

In connection with the financing provided for Term B Facility, we incurred customary ticking fees with respect to the undrawn commitments that began accruing on the 61st day post-syndication. The ticking fees were accrued at the per annum rate of (i) 50% of the interest rate margin for adjusted SOFR (or applicable replacement rate) loans for 61-90 days from January 28, 2022, the syndication date, and (ii) 100% of the interest rate margin for adjusted SOFR (or applicable replacement rate) loans on and after 91 days from the syndication date. Ticking fees were payable on the Closing Date of the transaction and capitalized as a portion of debt issuance cost for the Term B Facility. During fiscal 2023, we paid and capitalized $31 million in ticking fees.

On January 19, 2023, we made a voluntary prepayment of $250 million for our senior credit facilities, which was applied exclusively to the Term B Facility.

Subsequent to March 31, 2023, on April 28, 2023, we made a voluntary prepayment of $150 million for our senior credit facilities, which was applied exclusively to the Term B Facility.

Material Cash Requirements

Our principal cash requirements are primarily to meet our working capital needs and support on-going business activities, including payment of taxes and cash dividends, payment of contractual obligations, funding capital expenditures, servicing existing debt, repurchasing shares of our common stock and investing in business acquisitions and mergers.

Dividends

On May 11, 2023, we announced a cash dividend of $0.125 per share of common stock to be paid in June 2023. We currently expect to continue to pay quarterly cash dividends to stockholders in the future, but such payments will be subject to the approval of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business and market conditions and other investment opportunities.

Share repurchase program

Under our share repurchase program, we may purchase shares of our outstanding common stock through accelerated stock repurchase transactions and open market transactions (including through trading plans intended to qualify under Rule 10b5-1 under the Exchange Act). As of March 31, 2023, the remaining balance of our stock repurchase authorization is $870 million and does not have an expiration date. We currently expect to repurchase shares in the future, but the timing and actual number of shares repurchased will depend on a variety of factors, including price, general business and market conditions and other investment opportunities.

Restructuring

In connection with the Merger, our Board of Directors approved a restructuring plan (the September 2022 Plan) to realize cost savings and operational synergies, which became effective upon the close of the Merger on September 12, 2022. We have incurred and expect to incur cash expenditures for severance and termination benefits, contract terminations, facilities closures, and the sale of underutilized facilities as well as stock-based compensation charges for accelerated equity awards for certain terminated employees. We expect that we will incur total costs up to $150 million, with $120 million and $30 million estimated to be incurred within the first and second full years, respectively, following the completion of the Merger. These actions are expected to be completed by fiscal 2024. During fiscal 2023, we made $43 million in cash payments related to the September 2022 Plan. See Note 12 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further cash flow information associated with our restructuring activities.

Significant contractual obligations

The following is a schedule of our significant contractual obligations and commitments as of March 31, 2023. The expected timing and amount of short-term and long-term payments of the obligations in the following table is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for certain obligations.

(In millions)	Short-Term Payments	Long-Term Payments	Total
Contractual obligations:			
Debt (principal payments) [1]	$ 233	$ 9,666	$ 9,899
Interest payments on debt [2]	530	2,372	2,902
Purchase obligations [3]	320	122	442
Deemed repatriation taxes [4]	128	310	438
Operating leases [5]	28	33	61
Total	$1,239	$12,503	$13,742

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[1] As of March 31, 2023, our total outstanding principal amount of indebtedness is comprised of $7,292 million in Term Loans, $2,600 million in Senior Notes and $7 million in mortgage loans. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information about our debt and debt covenants.

[2] Interest payments calculated based on the contractual terms of the related debt instruments. Interest on variable rate debt was calculated using the interest rate in effect as of March 31, 2023. Interest on variable rate debt may vary based on the performance of our interest rate swaps. See Note 10 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on the term loans and senior notes.

[3] Agreements for purchases of goods or services, with terms that are enforceable and legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. These amounts include agreements to purchase goods or services that have cancellation provisions requiring little or no payment. The amounts under such contracts are included because management

believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms or in similar amounts for similar materials.

[4] Transition tax payments on previously untaxed foreign earnings of foreign subsidiaries under the Tax Cuts and Jobs Act, which may be paid through July 2025.

[5] Payments for various non-cancelable operating lease agreements that expire on various dates through fiscal 2028. The amounts in the table above exclude expected sublease income. See Note 9 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on leases.

Due to the uncertainty with respect to the timing of future cash flows associated with our unrecognized tax benefits and other long-term taxes as of March 31, 2023, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Therefore, $509 million in long-term income taxes payable has been excluded from the contractual obligations table. See Note 13 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information.

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries, and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In connection with the sale of our Enterprise Security business to Broadcom, we assigned several leases to Broadcom or certain of its subsidiaries. In addition, our bylaws contain indemnification obligations to our directors, officers, employees and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. Refer to Note 18 of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K for further information on our indemnifications.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to various market risks related to fluctuations in interest rates and foreign currency exchange rates. We may use derivative and non-derivative financial instruments to reduce the volatility of earnings and cash flow that may result from adverse economic conditions and events or changes in foreign currency and interest rates.

Interest rate risk

As of March 31, 2023, we had $2,607 million in aggregate principal amount of fixed-rate Senior Notes, with a carrying amount and a fair value of $2,593 million, based on Level 2 inputs. The fair value of these notes fluctuates when interest rates change. Since these notes bear interest at fixed rates, financial statement risk associated with changes in interest rates is limited to future refinancing of current debt obligations. If these notes were refinanced at higher interest rates prior to maturity, our total interest payments could increase by a material amount; however, this risk is mitigated by our strong cash position and expected future cash generated from operations, which will be sufficient to satisfy this increase in obligation.

As of March 31, 2023, we also had $7,292 million outstanding debt with variable interest rates based on the Secured Overnight Financing Rate (SOFR). A hypothetical 100 basis point change in SOFR would have resulted in a $73 million increase in interest expense on an annualized basis.

In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we will effectively convert $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.55%. A hypothetical 100 basis point increase or decrease in interest rates would have resulted in a $26 million increase or $28 million decrease in the fair values of our floating to fixed rate interest swaps at March 31, 2023.

The objective of our interest rate swaps, all of which are designated as cash flow hedges, is to manage the variability of future interest expense.

In addition, we have a $1,500 million revolving credit facility that if drawn bears interest at a variable rate based on SOFR and would be subject to the same risks associated with adverse changes in SOFR.

Foreign currency exchange rate risk

We conduct business in numerous currencies through our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues or incur costs in currencies other than the entity's functional currency, primarily in Euro, Japanese Yen, British Pound, Australian Dollar, Czech Koruna and Canadian Dollar. In addition, we charge our international subsidiaries for their use of intellectual property and technology and for certain corporate services provided. Our cash flow, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations, and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. As a result, we are exposed to foreign exchange gains or losses which impacts our operating results.

Growth in our international operations will incrementally increase our exposure to foreign currency fluctuations as well as volatile market conditions, including the weakening of foreign currencies relative to USD, which has and may in the future negatively affect our revenue expressed in USD.

We manage these exposures and reduce the potential effects of currency fluctuations by executing monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposures. The gains and losses on these foreign exchange contracts are recorded in Other income (expense), net in the Consolidated Statements of Operations.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates. As our international operations grow, we will continue to reassess our approach to managing risks related to fluctuations in foreign currency.

Additional information with respect to our debt and derivative instruments is included in Note 10 and Note 11, respectively, of the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Item 8. *Financial Statements and Supplementary Data*

The Consolidated Financial Statements and related disclosures included in Part IV, Item 15 of this Annual Report are incorporated by reference into this Item 8. In addition, there were no material retrospective changes to any quarters in the two most recent fiscal years that would require supplementary disclosure.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures

The SEC defines the term "disclosure controls and procedures" to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our management (with the participation of our Chief Executive Officer and Chief Financial Officer) has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).

Based on such evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this Annual Report on Form 10-K.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Gen Digital. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We acquired Avast during September 2022. Management excluded Avast from its assessment of the effectiveness of Gen's internal control over financial reporting as of March 31, 2023. Total assets (excluding goodwill and intangibles) and total revenues of Avast represent approximately 3%, or $462 million and 16%, or $518 million, respectively, of the Consolidated Financial Statements amounts as of, and for the year ended, March 31, 2023. Management did not assess the effectiveness of internal controls over financial reporting of Avast due to the complexity associated with assessing internal control during integration efforts as well as the limited amount of time between the transaction date and the assessment date of March 31, 2023.

Our management has concluded that, as of March 31, 2023, our internal control over financial reporting was effective at the reasonable assurance level based on these criteria.

The effectiveness of our internal control over financial reporting, as of March 31, 2023, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in Part IV, Item 15 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2023, except for changes in connection with our Merger with Avast discussed above, there were no changes in our internal controls over financial reporting or in other factors, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

(d) Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be included under the caption "Directors, Executive Officers, and Corporate Governance" in our proxy statement for the 2023 Annual Meeting to be filed with the SEC within 120 days of the fiscal year ended March 31, 2023 (the 2023 Proxy Statement) and is incorporated herein by reference. With regard to the information required by this item regarding compliance with Section 16(a) of the Exchange Act, we will provide disclosure of delinquent Section 16(a) reports, if any, in the 2023 Proxy Statement, and such disclosure, if any, is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this item will be included under the caption "Executive Compensation" in our 2023 Proxy Statement and is incorporated herein by reference (excluding the information under the subheading "Pay Versus Performance").

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be included under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in our 2023 Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included under the caption "Certain Relationships and Related Transactions, and Director Independence" in our 2023 Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG, LLP, Santa Clara, CA, Auditor Firm ID: 185.

The information required by this item will be included under the caption "Principal Accountant Fees and Services" in our 2023 Proxy Statement and is incorporated herein by reference.

Item 15. *Exhibits, Financial Statement Schedules*

(a)

(1). Financial Statements

Upon written request, we will provide, without charge, a copy of this annual report, including the Consolidated Financial Statements and financial statement schedule. All requests should be sent to:

Gen Digital Inc.
Attn: Investor Relations
60 E. Rio Salado, Suite 1000
Tempe, Arizona 85281
(650) 527-8000

The following documents are filed as part of this report:

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gen Digital Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gen Digital Inc. and subsidiaries (the Company) as of March 31, 2023 and April 1, 2022, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and April 1, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Avast plc during September 2022 and management excluded it from its assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2023, Avast plc's internal control over financial reporting associated with total assets (excluding goodwill and intangibles) and total revenues representing approximately 3%, or $462 million, and 16%, or $518 million, respectively, included in the consolidated financial statements of the Company as of and for the year ended March 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Avast plc.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sufficiency of audit evidence over net revenues

As discussed in Note 1 to the consolidated financial statements, the Company's net revenues are principally derived from the sale of packaged software products directly to end-user customers through a multi-tiered distribution channel. The processing of customer orders through to the determination of net revenues to be recognized is reliant upon multiple information technology (IT) systems. The Company recorded $3,338 million of net revenues for the year ended March 31, 2023.

We identified the evaluation of sufficiency of audit evidence over net revenues as a critical audit matter. The evaluation of sufficiency of audit evidence over net revenues required a high degree of subjective auditor judgment due to the number of revenue-related IT systems involved. Specifically, judgment was required to evaluate that revenue data was captured and aggregated throughout various IT systems. Additionally, IT professionals with specialized skills and knowledge were required to evaluate the nature and extent of evidence obtained over net revenues.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over net revenues. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including IT related controls. We involved IT professionals with specialized skills and knowledge, who assisted in identifying and testing key IT configuration and IT interface controls for the various systems processing and recording revenue transactions. For a sample of transactions, we assessed the recorded revenue by comparing cash receipts to the revenue recognized. We evaluated the sufficiency of audit evidence obtained over net revenues by assessing the results of procedures performed.

Assessment of uncertain tax positions

As discussed in Notes 1 and 13 to the consolidated financial statements, as of March 31, 2023, the Company recognized uncertain tax positions. The Company evaluates uncertain tax positions to determine whether it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. As of March 31, 2023, the Company recorded a liability for gross unrecognized tax benefits of $710 million.

We identified the assessment of uncertain tax positions as a critical audit matter. Complex auditor judgment, including the involvement of tax professionals with specialized skills and knowledge, was required to evaluate the Company's determination of uncertain tax positions, which included assessing the Company's interpretation and application of tax laws globally across its multiple jurisdictions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's uncertain tax positions process, including controls related to the determination of uncertain tax positions, which included assessing the Company's interpretation and application of tax laws. We evaluated the Company's ability to identify and determine its uncertain tax positions by comparing historical uncertain tax positions to actual outcomes upon conclusion of tax examinations. We involved tax professionals with specialized skills and knowledge, who assisted in:

• Obtaining an understanding of the Company's overall tax structure across multiple jurisdictions and assessing the Company's compliance with tax laws globally,

• Evaluating changes in tax law, and assessing the interpretation under the relevant jurisdictions' tax law,

• Inspecting settlements with taxing authorities to assess the Company's determination of its tax positions,

• Inspecting correspondence and agreements with taxing authorities, reading internal meeting minutes, and evaluating the status of income tax audits with relevant tax authorities, and

• Performing an assessment of the Company's tax positions and comparing to the results of the Company's assessment.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Santa Clara, California
May 24, 2023

CONSOLIDATED BALANCE SHEETS

(In millions, except par value per share amounts)

	March 31, 2023	April 1, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 750	$ 1,887
Short-term investments	—	4
Accounts receivable, net	168	120
Other current assets	284	193
Assets held for sale	31	56
Total current assets	1,233	2,260
Property and equipment, net	76	60
Operating lease assets	43	74
Intangible assets, net	3,097	1,023
Goodwill	10,217	2,873
Other long-term assets	1,281	653
Total assets	$15,947	$ 6,943
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 77	$ 63
Accrued compensation and benefits	102	81
Current portion of long-term debt	233	1,000
Contract liabilities	1,708	1,264
Current operating lease liabilities	26	18
Other current liabilities	703	639
Total current liabilities	2,849	3,065
Long-term debt	9,529	2,736
Long-term contract liabilities	80	42
Deferred income tax liabilities	395	75
Long-term income taxes payable	820	996
Long-term operating lease liabilities	31	75
Other long-term liabilities	43	47
Total liabilities	13,747	7,036
Commitments and contingencies (Note 18)		
Stockholders' equity (deficit):		
Common stock and additional paid-in capital, $0.01 par value: 3,000 shares authorized; 640 and 582 shares issued and outstanding as of March 31, 2023 and April 1, 2022, respectively	2,800	1,851
Accumulated other comprehensive income (loss)	(15)	(4)
Retained earnings (accumulated deficit)	(585)	(1,940)
Total stockholders' equity (deficit)	2,200	(93)
Total liabilities and stockholders' equity (deficit)	$15,947	$ 6,943

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)

	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Net revenues	$ 3,338	$ 2,796	$ 2,551
Cost of revenues	589	408	362
Gross profit	2,749	2,388	2,189
Operating expenses:			
Sales and marketing	682	622	576
Research and development	313	253	267
General and administrative	286	392	215
Amortization of intangible assets	172	85	74
Restructuring and other costs	69	31	161
Total operating expenses	1,522	1,383	1,293
Operating income (loss)	1,227	1,005	896
Interest expense	(401)	(126)	(144)
Other income (expense), net	(22)	163	120
Income (loss) from continuing operations before income taxes	804	1,042	872
Income tax expense (benefit)	(545)	206	176
Income (loss) from continuing operations	1,349	836	696
Income (loss) from discontinued operations	—	—	(142)
Net income (loss)	$ 1,349	$ 836	$ 554
Income (loss) per share – basic:			
Continuing operations	$ 2.20	$ 1.44	$ 1.18
Discontinued operations	$ —	$ —	$ (0.24)
Net income per share – basic	$ 2.20	$ 1.44	$ 0.94
Income (loss) per share – diluted:			
Continuing operations	$ 2.16	$ 1.41	$ 1.16
Discontinued operations	$ —	$ —	$ (0.24)
Net income per share – diluted	$ 2.16	$ 1.41	$ 0.92
Weighted-average shares outstanding:			
Basic	614	581	589
Diluted	624	591	600

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)

	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Net income (loss)	$ 1,349	$ 836	$ 554
Other comprehensive income (loss), net of taxes:			
Foreign currency translation adjustments	(11)	(51)	63
Other comprehensive income (loss), net of taxes	(11)	(51)	63
Comprehensive income (loss)	$ 1,338	$ 785	$ 617

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In millions, except share amounts)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance as of April 3, 2020	589	$ 3,356	$ (16)	$ (3,330)	$ 10
Net income (loss)	—	—	—	554	554
Other comprehensive income (loss), net of taxes	—	—	63	—	63
Common stock issued under employee stock incentive plans	8	24	—	—	24
Shares withheld for taxes related to vesting of stock units	(2)	(49)	—	—	(49)
Repurchases of common stock	(15)	(304)	—	—	(304)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(301)	—	—	(301)
Stock-based compensation	—	81	—	—	81
Exchange and extinguishment of convertible debt	—	(578)	—	—	(578)
Balance as of April 2, 2021	580	2,229	47	(2,776)	(500)
Net income (loss)	—	—	—	836	836
Other comprehensive income (loss), net of taxes	—	—	(51)	—	(51)
Common stock issued under employee stock incentive plans	3	14	—	—	14
Shares withheld for taxes related to vesting of stock units	(1)	(16)	—	—	(16)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(294)	—	—	(294)
Stock-based compensation	—	70	—	—	70
Extinguishment of convertible debt	—	(152)	—	—	(152)
Balance as of April 1, 2022	582	1,851	(4)	(1,940)	(93)
Net income (loss)	—	—	—	1,349	1,349
Other comprehensive income (loss), net of taxes	—	—	(11)	—	(11)
Common stock issued under employee stock incentive plans	5	12	—	—	12
Shares withheld for taxes related to vesting of stock units	(1)	(19)	—	—	(19)
Repurchases of common stock	(40)	(904)	—	—	(904)
Cash dividends declared ($0.50 per share of common stock) and dividend equivalents accrued	—	(308)	—	—	(308)
Stock-based compensation	—	134	—	—	134
Extinguishment of convertible debt	—	(100)	—	—	(100)
Cumulative effect adjustment from adoption of ASU 2020-06[1]	—	(7)	—	6	(1)
Merger consideration	94	2,141	—	—	2,141
Balance as of March 31, 2023	640	$ 2,800	$ (15)	$ (585)	$ 2,200

---

(1) Effective on April 2, 2022, the Company adopted ASU 2020-06 (Debt with Conversion and Other Options, ASC 470-20) using a modified retrospective method. See Note 2 for further information about this recently adopted guidance.

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
OPERATING ACTIVITIES:			
Net income	$ 1,349	$ 836	$ 554
Adjustments:			
Amortization and depreciation	329	140	150
Impairments and write-offs of current and long-lived assets	25	13	90
Stock-based compensation expense	134	70	81
Deferred income taxes	(145)	(81)	42
Loss (gain) on extinguishment of debt	9	3	(20)
Gain on sale of properties	—	(175)	(98)
Non-cash operating lease expense	23	20	22
Other	2	1	52
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	11	(9)	3
Accounts payable	(8)	10	(44)
Accrued compensation and benefits	(6)	(26)	(10)
Contract liabilities	(5)	67	118
Income taxes payable	(128)	(78)	(299)
Other assets	(696)	(7)	144
Other liabilities	(137)	190	(79)
Net cash provided by (used in) operating activities	757	974	706
INVESTING ACTIVITIES:			
Purchases of property and equipment	(6)	(6)	(6)
Payments for acquisitions, net of cash acquired	(6,547)	(39)	(344)
Proceeds from the maturities and sales of short-term investments	4	15	68
Proceeds from the sale of properties	—	355	218
Other	2	1	(5)
Net cash provided by (used in) investing activities	(6,547)	326	(69)
FINANCING ACTIVITIES:			
Repayments of debt and related equity component	(3,047)	(541)	(1,941)
Proceeds from issuance of debt, net of issuance costs	8,954	512	750
Net proceeds from sales of common stock under employee stock incentive plans	12	14	24
Tax payments related to vesting of stock units	(20)	(15)	(58)
Dividends and dividend equivalents paid	(314)	(303)	(373)
Repurchases of common stock	(904)	—	(304)
Other	—	—	(1)
Net cash provided by (used in) financing activities	4,681	(333)	(1,903)
Effect of exchange rate fluctuations on cash and cash equivalents	(28)	(13)	22
Change in cash and cash equivalents	(1,137)	954	(1,244)
Beginning cash and cash equivalents	1,887	933	2,177
Ending cash and cash equivalents	$ 750	$ 1,887	$ 933

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

GEN DIGITAL INC.

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Business

On August 10, 2021, we announced a transaction under which we intended to acquire the entire issued and to be issued ordinary share capital of Avast plc, a public company incorporated in England and Wales and a global leader of digital security and privacy headquartered in Prague, Czech Republic (Avast and such transaction, the Merger). On September 12, 2022, we completed the Merger with Avast, and its results of operations have been included in our Consolidated Statements of Operations beginning September 12, 2022. See Note 4 for further information about this business combination.

In connection with the Merger, effective November 7, 2022, we changed our corporate name from NortonLifeLock Inc. to Gen Digital Inc. (Gen).

Gen is a global company powering Digital Freedom with a family of trusted consumer brands including Norton, Avast, LifeLock, Avira, AVG, ReputationDefender and CCleaner. Our Cyber Safety portfolio provides protection across multiple channels and geographies, including security and performance, identity protection, and online privacy. Our technology platforms bring together software and service capabilities into comprehensive and easy-to-use products and solutions across our brands. We have also evolved beyond traditional Cyber Safety to offer adjacent trust-based solutions, including digital identity and access management, digital reputation, and restoration support services.

Basis of presentation

The accompanying Consolidated Financial Statements of Gen Digital Inc. and our wholly-owned subsidiaries are prepared in conformity with generally accepted accounting principles in the United States (GAAP). All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal calendar

We have a 52/53-week fiscal year ending on the Friday closest to March 31. Fiscal 2023, 2022 and 2021 in this report refers to fiscal years ended March 31, 2023, April 1, 2022, and April 2, 2021, respectively, each of which was a 52-week year.

Use of estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Such estimates include, but are not limited to, valuation of business combinations including acquired intangible assets and goodwill, loss contingencies, the recognition and measurement of current and deferred income taxes, including the measurement of uncertain tax positions, and valuation of assets and liabilities. On an ongoing basis, management determines these estimates and assumptions based on historical experience and on various other assumptions that are believed to be reasonable. Third-party valuation specialists are also utilized for certain estimates. Actual results could differ from such estimates and assumptions due to risks and uncertainties, including uncertainty in the current economic environment as a result of macroeconomic factors such as inflation, fluctuations in foreign currency exchange rates relative to the U.S. dollars, our reporting currency, changes in interest rates, the COVID-19 pandemic and Russia’s invasion of Ukraine, and such differences may be material to the Consolidated Financial Statements.

Significant Accounting Policies

With the exception of those discussed in Note 2, there were no material changes in accounting pronouncements issued by the Financial Accounting Standards Board (FASB) that were applicable or adopted by us during fiscal 2023.

Revenue recognition

We sell products and services directly to end-users and packaged software products through a multi-tiered distribution channel. We recognize revenue when control of the promised products or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for such products or services. Performance periods are generally one year or less, and payments are generally collected up front. Revenue is recognized net of allowances for partner incentives and rebates, and any taxes collected from customers and subsequently remitted to governmental authorities. Revenue from e-commerce partners is recognized on a gross basis before the deduction of partner incentive and fees. Taxes will be collected by our e-commerce partners and subsequently remitted to governmental authorities.

We offer various channel rebates for our products. Our estimated reserves for channel volume incentive rebates are based on distributors' and resellers' performance compared to the terms and conditions of volume incentive rebate programs, which are typically entered into quarterly. Our reserves for rebates are estimated based on the terms and conditions of the promotional program, actual sales during the promotion, the amount of redemptions received, historical redemption trends by product and by type of promotional program and the value of the rebate. We record estimated reserves for rebates as an offset to revenue or contract liabilities. Reserves for rebates, recorded in Other current liabilities, were $4 million and $5 million as of March 31, 2023 and April 1, 2022, respectively. For products that include content updates and services, rebates are recognized as a ratable offset to revenue or contract liabilities over the term of the subscription.

Performance obligations

At contract inception, we assess the products and services promised in the contract to identify each performance obligation and evaluate whether the performance obligations are capable of being distinct and are distinct within the context of the contract. Performance obligations that are not both capable of being distinct and are distinct within the context of the contract are combined and treated as a single performance obligation in determining the allocation and recognition of revenue. Our software solutions typically consist of a term-based subscription as well as when-and-if available software updates and upgrades. We have determined that our promises to transfer the software license subscription and the related support and maintenance are not separately identifiable because:

- the licensed software and the software updates and upgrades are highly interdependent and highly interrelated, working together to deliver continuously updated protection to customers;

- by identifying and addressing new threats, the software updates and upgrades significantly modify the licensed software and are integral to maintaining its utility; and

- given the rapid pace with which new threats are identified, the value of the licensed software diminishes rapidly without the software updates and upgrades.

We therefore consider the software license and related support obligations a single, combined performance obligation with revenue recognized over time as our solutions are delivered.

Fair value measurements

For assets and liabilities measured at fair value, fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, and we consider assumptions that market participants would use when pricing the asset or liability.

The three levels of inputs that may be used to measure fair value are:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets or model-derived valuations. All significant inputs used in our valuations, such as discounted cash flows, are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. We monitor and review the inputs and results of these valuation models to help ensure the fair value measurements are reasonable and consistent with market experience in similar asset classes.

Assets measured and recorded at fair value:

Cash equivalents. We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are carried at amounts that approximate fair value due to the short period of time to maturity.

Short-term investments. Short-term investments consist primarily of corporate bonds. They are classified as available-for-sale and recognized at fair value using Level 1 and Level 2 inputs, which are quoted using market prices, independent pricing vendors or other sources, to determine the fair value. Unrealized gains and losses, net of tax, are included in Accumulated other comprehensive income (loss) (AOCI). We regularly review our investment portfolio to identify and evaluate investments that have indications of impairment. Available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses. Factors considered in determining if a credit loss exists include: the extent to which the fair value has been lower than the cost basis, any changes to the rating of the security by a rating agency and any adverse financial conditions specifically related to the security. Expected credit losses on available-for-sale debt securities are recognized in Other income (expense), net in our Consolidated Statements of Operations, and any remaining unrealized losses, net of taxes, are included in AOCI in our Consolidated Statements of Stockholders' Equity (Deficit).

Non-marketable investments

Our non-marketable investments consist of equity investments in privately-held companies without a readily determinable fair value. We primarily measure these investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. We may elect to measure certain investments at fair value, for which we utilize third-party valuation specialists at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate a change in the fair value of the investment. Gains and losses on these investments, whether realized or unrealized, are recognized in Other income (expense), net in our Consolidated Statements of Operations.

We assess the recoverability of our non-marketable investments by reviewing various indicators of impairment. If indicators are present, a fair value measurement is made by performing a discounted cash flow analysis of the investment. We immediately recognize the impairment to our non-marketable equity investments if the carrying value exceeds the fair value.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts or expected credit losses to reserve for expected uncollectible receivables. We review our accounts receivables by aging category to identify specific customers with known disputes or collectability issues. In addition, we maintain an allowance for all other receivables not included in the specific reserve by applying specific percentages of projected uncollectible receivables to the various aging categories. In determining these percentages, we use judgment based on our historical collection experience and current economic trends as well as reasonable and supportable forecasts of future economic conditions.

Assets held for sale

Long-lived assets held for sale are recorded at the lower of carrying value or fair value less costs to sell. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets and external data available.

Property and equipment

Property, equipment, and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives. Estimated useful lives for financial reporting purposes are as follows: buildings, 20 to 30 years; building improvements, 7 to 20 years; leasehold improvements, the lesser of the life of the improvement or the initial lease term, and computer hardware and software and office furniture and equipment, 3 to 5 years.

Software development costs

The costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with the accounting guidance for software. Because our current process for developing software is essentially completed concurrently with the establishment of technological feasibility, which occurs upon the completion of a working model, no costs have been capitalized for any of the periods presented.

Internal-use software development costs

We capitalize qualifying costs incurred during the application development stage related to software developed for internal-use and amortize them over the estimated useful life of 3 years. We expense costs incurred related to the planning and post-implementation phases of development as incurred. As of March 31, 2023 and April 1, 2022, capitalized costs, net of amortization, were $6 million and $6 million, respectively.

Leases

We determine if an arrangement is a lease at inception. We have elected to not recognize a lease liability or right-of-use (ROU) asset for short-term leases (leases with a term of twelve months or less that do not include an option to purchase the underlying asset). Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The interest rate we use to determine the present value of future payments is our incremental borrowing rate because the rate implicit in our leases is not readily determinable. Our incremental borrowing rate is a hypothetical rate for collateralized borrowings in economic environments where the leased asset is located based on credit rating factors. Our operating lease assets also include adjustments for prepaid lease payments, lease incentives and initial direct costs.

Certain lease contracts include obligations to pay for other services, such as operations and maintenance. We elected the practical expedient whereby we record all lease components and the related minimum non-lease components as a single lease component. Cash payments made for variable lease costs are not included in the measurement of our operating lease assets and liabilities. Many of our lease terms include one or more options to renew. We do not assume renewals in our determination of the lease term unless it is reasonably certain that we will exercise that option. Lease costs for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Our lease agreements do not contain any residual value guarantees.

Business combinations

We use the acquisition method of accounting under the authoritative guidance on business combinations. We allocate the purchase price of our acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred. Each acquired company's operating results are included in our Consolidated Financial Statements starting on the date of acquisition.

Goodwill

Goodwill is recorded when consideration paid for an acquisition exceeds the fair value of net tangible and intangible assets acquired.

We perform an impairment assessment of goodwill at the reporting unit level at least annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The accounting guidance gives us the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment considers events and circumstances that might indicate that a reporting unit's fair value is less than its carrying amount. If it is determined, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative test is performed.

In fiscal 2023, based on our qualitative assessments, we concluded that it is more likely than not that the fair values are more than their carrying values. Accordingly, there was no indication of impairment of goodwill, and further quantitative testing was not required.

Long-lived assets

In connection with our acquisitions, we generally recognize assets for customer relationships, developed technology, finite-lived trade names, patents and indefinite-lived trade names. Finite-lived intangible assets are carried at cost less accumulated amortization. Such amortization is provided on a straight-line basis over the estimated useful lives of the respective assets, generally from 1 to 9 years. Amortization for developed technology is recognized in cost of revenue. Amortization for customer relationships and certain trade names is recognized in operating expenses. Indefinite-lived intangible assets are not subject to amortization but instead tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets, including finite-lived intangible assets and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. An impairment loss is recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset group over its fair value.

In fiscal 2023, based on our qualitative and quantitative assessments, we concluded that it is more likely than not that the fair values are more than their carrying values. Accordingly, there was no indication of impairment of long-lived assets, and further quantitative testing was not required.

Contract liabilities

Contract liabilities consist of deferred revenue and customer deposit liabilities and represent cash payments received or due in advance of fulfilling our performance obligations. Deferred revenue represents billings under non-cancelable contracts before the related product or service is transferred to the customer. Certain arrangements include terms that allow the customer to terminate the contract and receive a pro-rata refund for a period of time. In these arrangements, we have concluded there are no enforceable rights and obligations during the period in which the option to cancel is exercisable by the customer, and therefore the consideration received or due from the customer is recorded as a customer deposit liability.

Debt

Our debt includes senior unsecured notes, senior term loans and a senior secured revolving credit facility. Our senior unsecured notes are recorded at par value at issuance less a discount representing the amount by which the face value exceeds the fair value at the date of issuance and an amount which represents issuance costs. Our senior term loans are recorded at par value less debt issuance costs, which are recorded as a reduction in the carrying value of the debt. The discount and issuance costs associated with the various notes are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense. Borrowings under our revolving credit facility, if

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any, are recognized at principal balance plus accrued interest based upon stated interest rates. Debt maturities are classified as current liabilities on our Consolidated Balance Sheets if we are contractually obligated to repay them in the next twelve months or, prior to the balance sheet date, we have the authorization and intent to repay them prior to their contractual maturities and within the next twelve months.

Treasury stock

We account for treasury stock under the cost method. Shares repurchased under our share repurchase program are retired. Upon retirement, we allocate the value of treasury stock between Additional paid-in capital and Retained earnings.

Restructuring

Restructuring actions generally include significant actions involving employee-related severance charges, contract termination costs and asset write-offs and impairments. Employee-related severance charges are largely based upon substantive severance plans, while some charges result from mandated requirements in certain foreign jurisdictions. These charges are reflected in the period when both the actions are probable and the amounts are estimable. Contract termination costs reflect costs that will continue to be incurred under a contract for its remaining term without future economic benefit. These charges are reflected in the period when a contract is terminated. Asset write-offs and impairments, including those related to ROU lease assets, are recognized in the period that an asset is decommissioned or a facility ceases to be used.

Income taxes

We compute the provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards in each jurisdiction in which we operate. We measure deferred tax assets and liabilities using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled.

We also assess the likelihood that deferred tax assets will be realized from future taxable income and based on weighting positive and negative evidence, we will assess and determine the need for a valuation allowance, if required. The determination of our valuation allowance involves assumptions, judgments and estimates, including forecasted earnings, future taxable income and the relative proportions of revenue and income before taxes in the various domestic and international jurisdictions in which we operate. To the extent we establish a valuation allowance or change the valuation allowance in a period, we reflect the change with a corresponding increase or decrease to our tax expense.

We record accruals for uncertain tax positions when we believe that it is not more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We adjust these accruals when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. The provision for income taxes includes the effects of adjustments for uncertain tax positions as well as any related interest and penalties.

Stock-based compensation

We measure and recognize stock-based compensation for all stock-based awards, including restricted stock units (RSU), performance-based restricted stock units (PRU), stock options and rights to purchase shares under our employee stock purchase plan (ESPP), based on their estimated fair value on the grant date. We recognize the costs in our Consolidated Financial Statements on a straight-line basis over the award's requisite service period except for PRUs with graded vesting, for which we recognize the costs on a graded basis. For awards with performance conditions, the amount of compensation cost we recognize over the requisite service period is based on the actual or estimated achievement of the performance condition. We estimate the number of stock-based awards that will be forfeited due to employee turnover.

The fair value of each RSU and PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The fair values of RSUs and PRUs are not discounted by the dividend yield because our RSUs and PRUs include dividend-equivalent rights, except for the $4 million unvested RSUs assumed as part of the Merger with Avast. We use the Black-Scholes model to determine the fair value of stock options and the fair value of rights to acquire shares of common stock under our ESPP. The Black-Scholes valuation model incorporates a number of variables, including our expected stock price volatility over the expected life of the awards, actual and projected employee exercise and forfeiture behaviors, risk-free interest rates and expected dividends. If the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected life, we estimate the expected life of the stock option awards granted based on its expected term using the simplified method available under U.S. GAAP.

Foreign currency

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Gains and losses resulting from translation of these foreign currency financial statements into U.S. dollars are recorded in AOCI. Remeasurement adjustments are recorded in Other income (expense), net in our Consolidated Statements of Operations.

Concentrations of risk

A significant portion of our revenue is derived from international sales. Fluctuations of the U.S. dollar against foreign currencies, changes in local regulatory or economic conditions, or piracy could adversely affect our operating results.

Financial instruments that potentially subject us to concentrations of risk consist principally of cash and cash equivalents, short-term investments and trade accounts receivable. Our investment policy limits the amount of credit risk exposure to any one issuer and to any one country. A majority of our trade receivables are derived from sales to distributors and retailers. The credit risk in our trade accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions. Distributors that accounted for over 10% of our total billed and unbilled accounts receivable, are as follows:

	March 31, 2023	April 1, 2022
Distributor A	13%	23%
Distributor B	14%	N/A

Advertising and other promotional costs

Advertising and other promotional costs are charged to operations as incurred and included in sales and marketing expenses. These costs totaled $405 million, $423 million, and $353 million for fiscal 2023, 2022 and 2021, respectively.

Contingencies

We evaluate contingent liabilities including threatened or pending litigation in accordance with the authoritative guidance on contingencies. We assess the likelihood of any adverse judgments or outcomes from potential claims or proceedings, as well as potential ranges of probable losses, when the outcomes of the claims or proceedings are probable and reasonably estimable. A determination of the amount of an accrual required, if any, for these contingencies is made after the analysis of each separate matter. Because of uncertainties related to these matters, we base our estimates on the information available at the time of our assessment. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates.

Note 2. Recent Accounting Standards

Recently adopted authoritative guidance

Debt with Conversion and Other Options. In August 2020, the FASB issued Accounting Standards Update 2020-06 (ASU 2020-06) which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments. The new guidance removes from GAAP the separation models for convertible debt with embedded conversion features. As a result, entities will no longer separately present embedded conversion features in equity. A convertible debt instrument will be accounted for wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, *Derivatives and Hedging*, or (2) a convertible debt instrument was issued at a substantial premium. In addition, the debt discount, which is equal to the carry value of the embedded conversion feature upon issuance, will no longer be amortized as interest expense over the life of the instrument. The new guidance also requires the use of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share and include the effect of share settlement for instruments that may be settled in cash or shares. See Note 16 for further information related to the diluted earnings per share calculation.

We adopted this standard as of April 2, 2022, the first day of fiscal 2023, using a modified retrospective method of transition, under which, financial results and earnings per share amounts reported in prior periods were not adjusted or restated in our Consolidated Financial Statements. As such, the new guidance was applied to the convertible debt instruments outstanding as of the beginning of this fiscal year, with the cumulative effect of adoption recognized through an adjustment to the opening balance of retained earnings. We increased the carrying amount of the New 2.0% Convertible Notes (as defined in Note 10) by approximately $1 million and reduced additional paid-in capital by approximately $7 million, net of tax. The net effect of these adjustments was recorded as an increase to retained earnings as of April 2, 2022.

Reference Rate Reform. In March 2020, the FASB issued new guidance providing temporary optional expedients and exceptions to ease the financial reporting burden of the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate (SOFR). The standard was effective upon issuance and may generally be applied through December 31, 2024, to any new or amended contracts, hedging relationships and other transactions that reference LIBOR. During fiscal 2023, we fully transitioned to SOFR and no longer use LIBOR on any debt or material contractual arrangements that are outstanding. Any future contracts, hedging relationships and other transactions will be SOFR denominated.

Although there are several other new accounting pronouncements issued or proposed by the FASB that we have adopted or will adopt, as applicable, we do not believe any of these accounting pronouncements has had, or will have, a material impact on our Consolidated Financial Statements or disclosures.

Note 3. Divestitures, Discontinued Operations and Assets Held for Sale

Divestitures

Enterprise Security assets

On November 4, 2019, we completed the sale of certain of our Enterprise Security assets and certain liabilities to Broadcom Inc. (Broadcom sale) for a purchase price of $10.7 billion. As a result of the sale, the majority of the results of our Enterprise Security business and certain related costs were classified as discontinued operations in our Consolidated Statements of Operations and thus excluded from both continuing operations and segment results for all periods presented. During fiscal 2021, in connection with the Broadcom sale, we recognized costs for severance and termination benefits as part of our November 2019 restructuring plan, which was included in Income (loss) from discontinued operations in our Consolidated Statements of Operations. These activities were completed during fiscal 2021. See Note 12 for information associated with our restructuring activities.

On October 1, 2020, we entered into multiple agreements with Broadcom for an aggregate amount of $200 million. We licensed Broadcom's enterprise software, multiple security engines and related telemetry for 5.6 years, which will be amortized to continuing operations over the term of the license. In addition, we resolved all outstanding payments and certain claims related to the asset purchase and transition services agreements, which were included in discontinued operations.

In connection with the Broadcom sale, we entered into a transition services agreement under which we provided assistance to Broadcom including, but not limited to, business support services and information technology services. During fiscal 2021, the transition services were completed. Dedicated direct costs, net of charges to Broadcom, for these transition services were $9 million during fiscal 2021. These direct costs were presented as part of Other income (expense), net in the Consolidated Statements of Operations.

Discontinued Operations

The following table presents information regarding certain components of income (loss) from discontinued operations, net of income taxes during the year ended April 2, 2021. There was no discontinued operations activity during the years ended March 31, 2023 and April 1, 2022.

	Year Ended
(In millions)	April 2, 2021
Net revenues	$ 1
Gross profit	$ 1
Operating income (loss)	$ (177)
Income (loss) before income taxes	$ (176)
Income tax expense (benefit)	$ (34)
Income (loss) from discontinued operations, net of taxes	$ (142)

Assets Held for Sale

During fiscal 2020, we reclassified certain land and buildings previously reported as property and equipment to assets held for sale when the properties were approved for immediate sale in their present condition and the sale was expected to be completed within one year. However, the commercial real estate market was adversely affected by the COVID-19 pandemic, which delayed the expected timing of such sales.

On July 27, 2020, we completed the sale of our Culver City, California property, which was previously classified as held for sale during the first quarter of fiscal 2021, for cash consideration of $118 million, net of selling costs, and recognized a gain on sale of $35 million.

On April 1, 2021, we completed the sale of certain land and buildings in Mountain View, California, which was previously classified as held for sale as of April 3, 2020, for cash consideration of $100 million, net of selling costs, and recognized a gain on sale of $63 million.

On July 14, 2021, we completed the sale of certain land and buildings in Mountain View, California for cash consideration of $355 million, net of selling costs, and recognized a gain of $175 million on the sale.

During the second quarter of fiscal 2023, we determined certain land and buildings in Mountain View, California, which were previously reported as assets held for sale as of April 1, 2022, no longer qualified as held for sale classification. As a result, we reclassified the aggregate $26 million carrying value from assets held for sale to property and equipment, net, in our Consolidated Balance Sheets and recorded an immaterial catch-up depreciation adjustment, which is included in our Consolidated Statements of Operations.

During the fourth quarter of fiscal 2023, we determined certain land and buildings in Dublin, Ireland, which were previously reported as property and equipment, net as of April 1, 2022, now qualifies as held for sale classification. As a result, we reclassified the aggregate $23 million carrying value from property and equipment, net to assets held for sale in our Consolidated Balance Sheets.

We continue to actively market the remaining properties held for sale. We have taken into consideration the current real estate values and demand and continue to execute plans to sell these properties. As a result, we recognized an impairment of $23 million representing the difference between the estimated net sales price and the carrying value of one of our properties. As of March 31, 2023, this property remains classified as assets held for sale. During fiscal 2023, there were no other impairments because the fair value of the other properties less costs to sell either equals or exceeds their carrying value.

Note 4. Business Combinations

Merger with Avast

On August 10, 2021, we announced a transaction under which we intended to acquire the entire issued and to be issued share capital of Avast plc, a public company incorporated in England and Wales (Avast and such transaction, the Merger). The Merger was implemented by means of a court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 (the Scheme). Under the terms of the Merger, Avast shareholders were entitled to elect to receive, for each ordinary share of Avast held, in respect of their entire holding of Avast shares, either: (i) $7.61 in cash and 0.0302 of a new share of our common stock (such option, the Majority Cash Option); or (ii) $2.37 in cash and 0.1937 of a new share of our common stock (such option, the Majority Stock Option). Each Avast Director who held Avast shares elected for the Majority Stock Option in respect to their entire beneficial holdings of Avast shares.

The Merger was approved by our Board of Directors and by our shareholders, the Board of Directors and shareholders of Avast, and regulators including the Federal Trade Commission under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the HSR Act) and in Europe, the German Federal Cartel Office, the Spanish National Markets and Competition Commission and the U.K. Competition and Markets Authority.

Closing of Merger with Avast

On September 12, 2022 (Closing Date), we completed the Merger with Avast, and as a result, we have changed our corporate name to Gen Digital Inc. and have become dual headquartered in Tempe, Arizona and Prague, Czech Republic, although our principal executive offices remain in Tempe, Arizona. Prior to the Merger, Avast was a global leader in consumer cybersecurity, offering a comprehensive range of digital security and privacy products and services that protected and enhanced users' online experiences. With this Merger, we are positioned to provide a broad and complementary consumer product portfolio with greater geographic diversification and access to a larger user base.

Upon completion of the Merger, we acquired all of the outstanding common stock of Avast. Based on the election of the Avast shareholders, we paid cash consideration of approximately $6,910 million and issued 94,201,223 shares of our common stock to Avast shareholders. As a result, immediately following the closing of the Merger, Avast shareholders owned approximately 14% of our outstanding common stock. The fair value of our common stock provided on September 12, 2022 in exchange for all outstanding ordinary shares of Avast was approximately $2,141 million.

Consideration transferred

The total consideration for the Merger with Avast was approximately $8,688 million, net of cash acquired, and consisted of the following:

(In millions)	September 12, 2022
Cash and equity consideration for outstanding Avast common shares[(1)]	$ 8,109
Repayment of outstanding Avast debt[(2)]	942
Total consideration	9,051
Cash acquired	363
Net consideration transferred	$ 8,688

[(1)] Represents the total value of cash paid and our common stock issued to Avast shareholders pursuant to the Majority Cash/ Stock Option in the Scheme.

[(2)] Represents the cash consideration paid concurrent with the close of the Merger to retire certain Avast debt, including repayment of the associated principal, accrued interest, premiums and other costs.

Fair value of assets acquired and liabilities assumed

We accounted for the Merger as a business combination. The identifiable assets acquired and liabilities assumed of Avast were recorded at their estimated fair values as of the acquisition date and consolidated with those of our company. The allocation of purchase price requires management to make significant estimates and assumptions in determining the fair values of the assets acquired and liabilities assumed, especially with respect to intangible assets. Third-party valuation specialists were also utilized for certain estimates.

Our preliminary allocation of the aggregate purchase price, based on the estimated fair values of the assets acquired and liabilities assumed, as of the acquisition date, inclusive of measurement period adjustments, is as follows:

(In millions)	September 12, 2022
Assets:	
Accounts receivable	$ 63
Other current assets	17
Property and equipment	33
Operating lease assets	18
Intangible assets	2,383
Goodwill	7,349
Other long-term assets	11
Total assets acquired	9,874
Liabilities:	
Current liabilities	180
Contract liabilities	509
Operating lease liabilities	18
Long-term deferred tax liabilities	433
Other long-term obligations	46
Total liabilities assumed	1,186
Total purchase price	$ 8,688

The allocation of the purchase price is based upon a preliminary valuation, and as additional information becomes available, our estimates and assumptions may be subject to refinement within the measurement period, which may be up to one year from the acquisition date. Adjustments to the purchase price may require adjustments to goodwill prospectively. The primary areas of preliminary purchase price allocation that are not yet finalized include certain tax and litigation matters. During the fourth quarter of fiscal 2023, we recorded measurement period adjustments resulting in a net increase to goodwill of $84 million, primarily related to updated information regarding long-term deferred tax liabilities, which resulted in an increase of $88 million of long-term deferred tax liabilities, offset by other immaterial adjustments.

The preliminary goodwill of $7,349 million represents the excess of the consideration transferred over the fair values of the assets acquired and liabilities assumed. It is attributable to the expected synergies of the Merger, including future cost savings from planned integration of infrastructure, facilities, personnel and systems, and other benefits that are anticipated to be generated by combining both companies. Goodwill is allocated to our single reportable segment. Substantially all of the goodwill recognized is expected to be deductible for U.S. tax purposes. See Note 6 for further information on goodwill.

Preliminary identified intangible assets and their respective useful lives, as of September 12, 2022, are as follows:

(In millions, except for useful lives)	Fair Value	Weighted-Average Estimated Useful Life (Years)
Customer relationships[1]	$ 1,055	7 years
Developed technology[2]	1,244	6 years
Finite-lived trade names[2]	84	10 years
Total identified intangible assets	$ 2,383	

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[1] Customer relationships were valued using the multi-period excess earnings method, which is a form of the income approach that primarily considers customer retention rate.

[2] Developed technology and finite-lived trade names were valued using the relief-from-royalty method, which is a form of the income approach that primarily considers technology migration and probability of use, respectively.

Financing

In connection with the Merger, on September 12, 2022, we entered into the Amended and Restated Credit Agreement (Credit Agreement) with certain financial institutions, in which they agreed to provide us with (i) a $1,500 million revolving credit facility (Revolving Facility), a $3,910 million term loan A facility (Term A Facility), (iii) a $3,690 million term loan B facility (Term B Facility) and (iv) a $750 million tranche A bridge loan (Bridge Loan) (collectively, the senior credit facilities). The Bridge Loan was undrawn and immediately terminated upon the Merger's close. The proceeds were or will be used (i) to finance the cash consideration payable for the Merger, (ii) to repay in full and terminate all commitments under Avast's credit facility, (iii) to pay expenses relating to the Merger, (iv) to add cash to the balance sheet and (v) for general corporate purposes and on-going business activities. See Note 10 for further information about these debt instruments and the related debt covenants.

In connection with the financing provided by the Term B Facility, we incurred customary ticking fees with respect to the undrawn commitments that began accruing on the 61st day post-syndication. The ticking fees were payable at the per annum rate of (i) 50% of the interest rate margin for adjusted SOFR (or applicable replacement rate) loans for 61-90 days from January 28, 2022, the syndication date, and (ii) 100% of the interest rate margin for adjusted SOFR (or applicable replacement rate) loans on and after 91 days from the syndication date. Ticking fees were payable on the Closing Date of the Merger and capitalized as a portion of debt issuance cost for the Term B Facility. During the year ended March 31, 2023, we paid $31 million in ticking fees.

Impact on operating results

The operating results of Avast have been included in our Consolidated Statements of Operations beginning September 12, 2022. Our results of operations for fiscal 2023 include $518 million of net revenues of Avast. This total post-acquisition revenue is not comparable to pre-acquisition results due to our product integration strategy, cross-selling activities and the reallocation of performance marketing spend deployed to maximize total Gen revenue and not revenue by brand. It is impracticable to provide income before income taxes attributable to Avast subsequent to the Merger due to the integration of our operations. The Company does not consider it to be a separate operating unit or separate reporting segment, but rather an integrated brand, selling and marketing strategy, and is in the advanced stages of completing the full integration of Avast with our ongoing operations.

We recognized transaction and integration costs of $77 million and $35 million for the years ended March 31, 2023 and April 1, 2022, respectively. These costs were primarily associated with legal and professional services and other regulatory closing fees, which were expensed as incurred and included in general and administrative expenses in our Consolidated Statements of Operations.

On the Closing Date of the Merger, we incurred $145 million of debt issuance costs associated with the senior credit facilities, of which $132 million was capitalized and recorded as a reduction of outstanding debt balances and $10 million was capitalized and included in Other long-term assets in our Consolidated Balance Sheets. The remaining $3 million was capitalized but immediately extinguished in conjunction with the termination of the Bridge Loan.

Unaudited pro forma information

The following unaudited pro forma financial information represents the combined historical results for the year ended March 31, 2023 and April 1, 2022, as if the Merger had been completed on April 3, 2021, the first day of fiscal 2022. The results presented below include adjustments to conform Avast financial information, prepared in accordance with International Financial Reporting Standards (IFRS), to U.S. GAAP as well as the impacts of material, nonrecurring pro forma adjustments, including amortization of acquired intangible assets, interest on debt issued to finance the Merger, and acquisition-related transaction costs, and the income tax effect of the other pro forma adjustments. The unaudited pro forma results do not include any anticipated synergies or other expected benefits of the Merger. The following table summarizes the unaudited pro forma financial information:

	Year Ended	
(In millions)	March 31, 2023	April 1, 2022
Net revenues	$ 3,804	$ 3,737
Net income (loss)	$ 1,133	$ 242

The unaudited pro forma financial information is provided for informational purposes only and are not indicative of future operations or results that would have been achieved had the Merger been completed as of the beginning of fiscal 2022.

Fiscal 2022 acquisition

On September 15, 2021, we completed an acquisition of an online reputation management and digital privacy solutions company for total aggregate consideration of $39 million, net of $1 million cash acquired. The purchase price was primarily allocated to intangible assets and goodwill. Our estimates and assumptions were subject to refinement within the measurement period, which is up to one year from the acquisition date. Adjustments to the purchase price during the measurement period required adjustments to be made to goodwill. The measurement period ended on September 14, 2022.

Fiscal 2021 acquisition

On January 8, 2021, we completed our acquisition of Avira. Avira provided a consumer-focused portfolio of cybersecurity and privacy solutions primarily in Europe and key emerging markets. The total aggregate consideration for the acquisition was $344 million, net of $32 million cash acquired.

Our final allocation of the aggregate purchase price for the acquisition as of January 8, 2021, was as follows:

(In millions)	January 8, 2021
Assets:	
Current assets	$ 12
Intangible assets	162
Goodwill	261
Other long-term asset	21
Total assets acquired	456
Liabilities:	
Current liabilities	29
Contract liabilities	54
Other long-term obligations	29
Total liabilities assumed	112
Total purchase price	$ 344

Our estimates and assumptions were subject to refinement within the measurement period, which was up to one year from the acquisition date. Adjustments to the purchase price during the measurement period required adjustments to be made to goodwill. The measurement period ended on January 7, 2022.

Note 5. Revenues

Contract liabilities

During fiscal 2023 and 2022, we recognized $1,213 million and $1,187 million of revenue, respectively, from the contract liabilities balance at the beginning of the respective fiscal years.

Remaining performance obligations

Remaining performance obligations represent contracted revenue that has not been recognized, which include contract liabilities and amounts that will be billed and recognized as revenue in future periods. As of March 31, 2023, we had $1,233 million of remaining performance obligations, excluding customer deposit liabilities of $555 million, of which we expect to recognize approximately 94% as revenue over the next 12 months.

See Note 1 for a description of our revenue recognition policy and Note 17 for tabular disclosures of disaggregated revenue by solution and geographic region.

Note 6. Goodwill and Intangible Assets

Goodwill

The changes in the carrying amount of goodwill are as follows:

(In millions)	
Balance as of April 2, 2021	$ 2,867
Acquisitions	25
Purchase accounting adjustments	(7)
Translation adjustments	(12)
Balance as of April 1, 2022	2,873
Merger with Avast	7,265
Purchase accounting adjustments	84
Translation adjustments	(5)
Balance as of March 31, 2023	$ 10,217

Intangible assets, net

(In millions)	March 31, 2023 Gross Carrying Amount	March 31, 2023 Accumulated Amortization	March 31, 2023 Net Carrying Amount	April 1, 2022 Gross Carrying Amount	April 1, 2022 Accumulated Amortization	April 1, 2022 Net Carrying Amount
Customer relationships	$ 1,641	$ (549)	$ 1,092	$ 583	$ (382)	$ 201
Developed technology	1,462	(279)	1,183	217	(143)	74
Other	91	(8)	83	8	(3)	5
Total finite-lived intangible assets	3,194	(836)	2,358	808	(528)	280
Indefinite-lived trade names	739	—	739	743	—	743
Total intangible assets	$ 3,933	$ (836)	$ 3,097	$ 1,551	$ (528)	$ 1,023

As a result of the Merger with Avast, we recorded $2,383 million of acquired intangible assets during the second quarter of fiscal 2023. See Note 4 for further information about this business combination.

Amortization expense for purchased intangible assets is summarized below:

(In millions)	Year Ended March 31, 2023	Year Ended April 1, 2022	Year Ended April 2, 2021	Consolidated Statements of Operations Classification
Customer relationships and other	$ 172	$ 85	$ 74	Operating expenses
Developed technology	136	39	31	Cost of revenues
Total	$ 308	$ 124	$ 105	

As of March 31, 2023, future amortization expense related to intangible assets that have finite lives is as follows by fiscal year:

(In millions)	March 31, 2023
2024	$ 462
2025	401
2026	395
2027	381
2028	378
Thereafter	341
Total	$ 2,358

Note 7. Supplementary Information

Cash and cash equivalents:

(In millions)	March 31, 2023	April 1, 2022
Cash	$ 576	$ 609
Cash equivalents	174	1,278
Total cash and cash equivalents	$ 750	$ 1,887

Accounts receivable, net:

(In millions)	March 31, 2023	April 1, 2022
Accounts receivable	$ 169	$ 121
Allowance for doubtful accounts	(1)	(1)
Accounts receivable, net	$ 168	$ 120

Other current assets:

(In millions)	March 31, 2023	April 1, 2022
Prepaid expenses	$ 122	$ 107
Income tax receivable and prepaid income taxes	123	35
Other tax receivable	16	27
Other	23	24
Total other current assets	$ 284	$ 193

Property and equipment, net:

(In millions)	March 31, 2023	April 1, 2022
Land	$ 13	$ 2
Computer hardware and software	498	462
Office furniture and equipment	17	27
Buildings	28	27
Leasehold improvements	28	56
Construction in progress	1	1
Total property and equipment, gross	585	575
Accumulated depreciation and amortization	(509)	(515)
Total property and equipment, net	$ 76	$ 60

During the second quarter of fiscal 2023, we reclassified $26 million of buildings and leasehold improvements, which were previously reported as held for sale as of April 1, 2022, to property and equipment, net. Adjustments associated with catch-up depreciation were immaterial.

During the fourth quarter of fiscal 2023, we determined certain land and buildings in Dublin, Ireland, which were previously reported as property and equipment, net as of April 1, 2022, now qualifies as held for sale classification. As a result, we reclassified the aggregate $23 million carrying value from property and equipment, net to assets held for sale in our Consolidated Balance Sheets. Refer to Note 3 for further information about our assets held for sale.

Depreciation and amortization expense of property and equipment was $21 million, $16 million, and $45 million in fiscal 2023, 2022 and 2021, respectively.

Other long-term assets:

(In millions)	March 31, 2023	April 1, 2022
Non-marketable equity investments	$ 176	$ 178
Long-term income tax receivable and prepaid income taxes	669	25
Deferred income tax assets	353	351
Long-term prepaid royalty	36	53
Other	47	46
Total other long-term assets	$ 1,281	$ 653

Short-term contract liabilities:

(In millions)	March 31, 2023	April 1, 2022
Deferred revenue	$ 1,153	$ 743
Customer deposit liabilities	555	521
Total short-term contract liabilities	$ 1,708	$ 1,264

Other current liabilities:

(In millions)	March 31, 2023	April 1, 2022
Income taxes payable	$ 172	$ 109
Other taxes payable	76	87
Accrued legal fees	284	273
Accrued royalties	48	49
Accrued interest	27	32
Other accrued liabilities	96	89
Total other current liabilities	$ 703	$ 639

Long-term income taxes payable:

(In millions)	March 31, 2023	April 1, 2022
Deemed repatriation tax payable	$ 310	$ 437
Other long-term income taxes	1	3
Uncertain tax positions (including interest and penalties)	509	556
Total long-term income taxes payable	$ 820	$ 996

Other income (expense), net:

(In millions)	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Interest income	$ 15	$ —	$ 4
Foreign exchange gain (loss)	(8)	(2)	1
(Loss) gain on early extinguishment of debt	(9)	(3)	20
Gain on sale of properties	—	175	98
Transition service expense, net	—	—	(9)
Other	(20)	(7)	6
Total other income (expense), net	$ (22)	$ 163	$ 120

Supplemental cash flow information:

(In millions)	Year Ended					
	March 31, 2023		April 1, 2022		April 2, 2021	
Income taxes paid, net of refunds	$	456	$	356	$	341
Interest expense paid	$	390	$	120	$	139
Cash paid for amounts included in the measurement of operating lease liabilities	$	26	$	27	$	34
Non-cash operating activities:						
Operating lease assets obtained in exchange for operating lease liabilities	$	23	$	35	$	34
Reduction of operating lease assets as a result of lease terminations and modifications	$	31	$	17	$	26
Non-cash investing and financing activities:						
Purchases of property and equipment in current liabilities	$	1	$	1	$	—
Extinguishment of debt with borrowings from same creditors	$	—	$	494	$	—
Non-cash consideration for the Merger with Avast	$	2,141	$	—	$	—

Note 8. Financial Instruments and Fair Value Measurements

The following table summarizes our financial instruments measured at fair value on a recurring basis:

(In millions)	March 31, 2023			April 1, 2022		
	Fair Value	Level 1	Level 2	Fair Value	Level 1	Level 2
Assets:						
Money market funds	$ 174	$ 174	$ —	$ 1,278	$ 1,278	$ —
Corporate bonds	—	—	—	4	—	4
Interest rate swaps[1]	—	—	—	—	—	—
Total	$ 174	$ 174	$ —	$ 1,282	$ 1,278	$ 4

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[1] The fair value of our interest rate swaps is less than $1 million as of March 31, 2023. We did not have any interest rate swaps as of April 1, 2022.

Financial instruments not recorded at fair value on a recurring basis include our non-marketable equity investments and our long-term debt.

Non-marketable equity investments

As of March 31, 2023 and April 1, 2022, the carrying value of our non-marketable equity investments was $176 million and $178 million, respectively.

Current and long-term debt

As of March 31, 2023 and April 1, 2022, the total fair value of our current and long-term fixed rate debt was $2,593 million and $2,021 million, respectively. The fair value of our variable rate debt approximated their carrying value. The fair values of all our debt obligations were based on Level 2 inputs.

Note 9. Leases

We lease certain of our facilities, equipment, and data center co-locations under operating leases that expire on various dates through fiscal 2028. Our leases generally have terms that range from 1 year to 8 years for our facilities, 1 year to 3 years for equipment and 1 year to 5 years for data center co-locations. Some of our leases contain renewal options, escalation clauses, rent concessions and leasehold improvement incentives.

The following summarizes our lease costs for fiscal 2023, 2022 and 2021:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Operating lease costs	$ 16	$ 16	$ 17
Short-term lease costs	2	2	4
Variable lease costs	8	6	6
Total lease costs	$ 26	$ 24	$ 27

Other information related to our operating leases for fiscal 2023, 2022 and 2021 was as follows:

	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Weighted-average remaining lease term	2.8 years	4.7 years	4.4 years
Weighted-average discount rate	4.38%	4.04%	4.07%

See Note 7 for cash flow information related to our operating leases.

As of March 31, 2023, the maturities of our lease liabilities by fiscal year are as follows:

(In millions)	
2024	$ 28
2025	17
2026	9
2027	6
2028	1
Total lease payments	61
Less: Imputed interest	(4)
Present value of lease liabilities	$ 57

Note 10. Debt

The following table summarizes components of our debt:

	March 31, 2023		April 1, 2022	
(In millions, except percentages)	Amount	Effective Interest Rate	Amount	Effective Interest Rate
3.95% Senior Notes due June 15, 2022	—	N/A	400	4.05%
New 2.00% Convertible Unsecured Notes due August 15, 2022	—	N/A	525	2.62%
5.0% Senior Notes due April 15, 2025	1,100	5.00%	1,100	5.00%
Initial Term Loan due May 7, 2026	—	N/A	1,010	LIBOR plus[2]
Delayed Term Loan due May 7, 2026	—	N/A	703	LIBOR plus[2]
Term A Facility due September 12, 2027	3,861	SOFR +%[3]	—	N/A

(In millions, except percentages)	March 31, 2023		April 1, 2022	
	Amount	Effective Interest Rate	Amount	Effective Interest Rate
6.75% Senior Notes due September 30, 2027	900	6.75%	—	N/A
Term B Facility due September 12, 2029	3,431	SOFR +%[4]	—	N/A
1.29% Avira Mortgage due December 30, 2029[1]	4	1.29%	5	1.29%
7.125% Senior Notes due September 30, 2030	600	7.13%	—	N/A
0.95% Avira Mortgage due December 30, 2030[1]	3	0.95%	4	0.95%
Total principal amount	9,899		3,747	
Less: unamortized discount and issuance costs	(137)		(11)	
Total debt	9,762		3,736	
Less: current portion	(233)		(1,000)	
Total long-term portion	$ 9,529		$ 2,736	

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[1] The Avira Mortgages are denominated in a foreign currency so the balances of these mortgages may fluctuate based on changes in foreign currency exchange rates.

[2] The term loans bear interest at a rate equal to LIBOR plus a margin based either on the current debt rating of our non-credit-enhanced, senior unsecured long-term debt or consolidated adjusted leverage as defined in the underlying loan agreement.

[3] Term A Facility due 2027 bears interest at a rate equal to Term SOFR plus a credit spread adjustment (CSA) plus a margin based either on the current debt rating of our non-credit-enhanced, senior unsecured long-term debt or consolidated adjusted leverage as defined in the underlying loan agreement.

[4] Term B Facility due 2029 bears interest at a rate equal to Term SOFR plus CSA plus 2.00%.

The interest rates for the outstanding term loans are as follows:

	March 31, 2023	April 1, 2022
Term A Facility due September 12, 2027	6.66%	N/A
Term B Facility due September 12, 2029	6.91%	N/A
Initial Term Loan due May 7, 2026	N/A	1.75%
Delayed Term Loan due May 7, 2026	N/A	1.75%

As of March 31, 2023, the future contractual maturities of debt by fiscal year are as follows:

(In millions)	
2024	$ 233
2025	234
2026	1,333
2027	233
2028	4,017
Thereafter	3,849
Total future maturities of debt	$ 9,899

Credit Facility

We had a credit agreement with financial institutions, which provided a revolving line of credit of $1 billion, a 5-year term loan of $500 million (the Initial Term Loan), and a delayed draw 5-year term loan commitment of $750 million (the Delayed Draw Term Loan). An amendment to the credit agreement (the First Amendment) also provided for an incremental increase under the Initial Term Loan of $525 million. All term loans and revolver credit facilities were to mature in May 2026, and the credit facilities remained senior secured.

The principal amount of the Initial Term Loan and the additional borrowings under the First Amendment were to be repaid in quarterly installments on the last business day of each calendar quarter in an amount equal to 1.25% of the aggregate principal amount as of the date of the First Amendment. The principal amount of the Delayed Draw Term Loan were to be repaid in quarterly installments on the last business day of each calendar quarter in an amount equal to 1.25% of aggregate principal amount as of the borrowing date of the Delayed Draw Term Loan.

Interest on borrowings under the credit agreement were based on a base rate or the LIBOR at our election. Based on our debt ratings and our consolidated leverage ratios as determined in accordance with the credit agreement, loans borrowed bore interest, in the case of base rate loans, at a per annum rate equal to the applicable base rate plus a margin ranging from 0.125% to 0.75%, and in the case of LIBOR loans, LIBOR, as adjusted for statutory reserves, plus a margin ranging from 1.125% to 1.75%. The unused revolving line of credit was subject to a commitment fee ranging from 0.125% to 0.30% per annum.

On September 12, 2022, we fully repaid the outstanding principal and accrued interest under the Initial Term Loan and Delay Draw Term Loan, which had an aggregate principal amount outstanding of $1,703 million. In addition, we paid $3 million of accrued and unpaid interest through the redemption date. The repayments resulted in a loss on extinguishment of $2 million. We also terminated our undrawn revolving line of credit of $1,000 million, resulting in a loss on extinguishment of $4 million.

Senior credit facilities

Upon the close of the Merger, on September 12, 2022, we entered into the Amended and Restated Credit Agreement (Credit Agreement) with certain financial institutions, in which they agreed to provide us with (i) a $1,500 million revolving credit facility (Revolving Facility), (ii) a $3,910 million term loan A facility (Term A Facility), (iii) a $3,690 million term loan B facility (Term B Facility) and (iv) a $750 million tranche A bridge loan (Bridge Loan) (collectively, the senior credit facilities). The Bridge Loan was undrawn and immediately terminated upon the Merger's close, resulting in a loss on extinguishment of $3 million. The Credit Agreement provides that we have the right at any time, subject to customary conditions, to request incremental revolving commitments and incremental term loans up to an unlimited amount, subject to certain customary conditions precedent and other provisions. The lenders under these facilities will not be under any obligation to provide any such incremental loans or commitments. We drew down the aggregate principal amounts of the Term A Facility and Term B Facility to finance the cash consideration payable for the transaction and to fully repay the outstanding principal and accrued interest of the existing credit facilities. The Credit Agreement replaced the existing credit facilities upon the close of the transaction. The Revolving Facility and Term A Facility will mature in September 2027, and the Term Facility B will mature in September 2029; the senior credit facilities remain senior secured.

The principal amounts of Term A Facility must be repaid in quarterly installments on the last business day of each calendar quarter equal to 1.25% of the aggregate principal amount as of the date of the Credit Agreement. The principal amounts of Term Facility B must be repaid in quarterly installments on the last business day of each calendar quarter equal to 0.25% of the aggregate principal amount as of the date of the Credit Agreement. Quarterly installment payments commence on March 31, 2023. We may voluntarily repay outstanding principal balances under the Revolving Facility and both Term Loan facilities without penalty. As of March 31, 2023, there were no borrowings outstanding under our Revolving Facility; however, from time to time we utilize letters of credits as part of our ordinary course of business. Letters of credit reduce our Revolving Facility commitment amounts.

Interest on borrowings under the Credit Agreement can be based on a base rate or the SOFR at our election. Based on our debt ratings and our consolidated leverage ratios as determined in accordance with the Credit Agreement, loans borrowed bear interest, in the case of base rate loans, at a per annum rate equal to the applicable base rate plus CSA plus a margin ranging from 0.125% to 0.75%, and in the case of the SOFR loans, SOFR, as adjusted for statutory reserves, plus a margin ranging from 1.125% to 1.75%.

On January 19, 2023 and April 28, 2023, we made a voluntary prepayment of $250 million and $150 million, respectively, pursuant to Section 2.05(a) of the Credit Agreement dated September 12, 2022. The prepayment amount was applied exclusively to the Term B Facility.

Debt covenant compliance

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants. Each of the Revolving Facility and Term A Facility will be subject to a covenant that we maintain a consolidated leverage ratio less than or equal to (i) 6.0 to 1.0 from the Closing Date through the last day of the fourth full fiscal quarter following the Closing Date, (ii) 5.75 to 1.0 following the last day of the fourth fiscal quarter after the Closing Date through the last day of the eighth full fiscal quarter following the Closing Date and (iii) 5.25 to 1.0 for each fiscal quarter thereafter; provided that such maximum consolidated leverage ratio will increase to 5.75 to 1.0 for the four fiscal quarters ending immediately should we acquire property, business or assets in an aggregate amount greater than $250 million.

In addition, the Credit Agreement contains customary events of default under which our payment obligations may be accelerated, including, among others, non-payment of principal, interest or other amounts when due, inaccuracy of representations and warranties, violation of certain covenants, payment and acceleration cross defaults with certain other indebtedness, certain undischarged judgments, bankruptcy, insolvency or inability to pay debts, change of control, the occurrence of certain events related to the Employee Retirement Income Security Act of 1974 (ERISA), and the Company experiencing a change of control. As of March 31, 2023 we were in compliance with all debt covenants.

Senior Notes

On February 9, 2017, we issued $1.1 billion aggregate principal amount of our 5.0% Senior Notes due April 15, 2025 (the 5.0% Senior Notes). The 5.0% Senior Notes bear interest at a rate of 5.00% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2017.

On or after April 15, 2020, we may redeem some or all of the 5.0% Senior Notes at the applicable redemption prices set forth in the supplemental indenture, plus accrued and unpaid interest.

In addition, we had two series of senior notes, the 4.2% Senior Notes and 3.95% Senior Notes, that are senior unsecured obligations that rank equally in right of payment with all of our existing and future senior, unsecured, unsubordinated obligations and may be redeemed at any time, subject to the make-whole provisions contained in the applicable indenture relating to such series of notes. Interest on each series of these notes is payable semi-annually in arrears, on September 15 and March 15 for the 4.2% Senior Notes, and June 15 and December 15 for the 3.95% Senior Notes.

On September 15, 2020, we fully repaid the principal and accrued interest under the 4.2% Senior Notes due September 2020, which had an aggregate principal amount outstanding of $750 million.

On June 1, 2022, we fully repaid the principal and accrued interest under the 3.95% Senior Notes due June 2022, which had an aggregate principal amount outstanding of $400 million. In addition, we paid $7 million of accrued and unpaid interest through the redemption date.

On September 19, 2022, we issued two series of senior notes, consisting of 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030, for an aggregate principal of $1,500 million. They are senior unsecured obligations that rank equally in right of payment with all of our existing and future senior, unsecured, unsubordinated obligations and may be redeemed at any time, subject to the make-whole provisions contained in the applicable indenture relating to such series of notes. Interest on these series of notes is payable semi-annually in arrears on March 31 and September 30 for both the 6.75% Senior Notes and 7.125% Senior Notes, commencing on March 31, 2023. We may redeem some or all of the 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 at any time, subject to a prepayment penalty that expires one year prior to the maturity of each respective note. The First Call Dates of the 6.75% Senior Notes due 2027 and 7.125% Senior Notes due 2030 are September 30, 2024 and September 30, 2025, respectively.

Convertible Senior Notes

On March 4, 2016, we issued $500 million of convertible notes which would mature on April 1, 2021 and bear interest at an annual rate of 2.5% (2.5% Convertible Notes). On August 1, 2016, we issued an additional $1.25 billion of convertible notes which would mature on August 15, 2021 and bear interest at an annual rate of 2.0% (2.0% Convertible Notes and collectively, Convertible Senior Notes). As of March 29, 2019, the principal amount and associated unamortized discount and issuance costs of the 2.5% Convertible Notes were classified as current because upon the four year anniversary of the issuance of the notes, holders of thereof had the option to require us to repurchase the notes, in cash, equal to the principal amount and accrued and unpaid interest of the 2.5% Convertible Notes (the Repurchase Right).

On November 11, 2019, we amended the Convertible Senior Notes agreements to provide that, if and when we pay a special dividend of $12 to our stockholders, we would exchange $250 million of the principal amount underlying the 2.5% Convertible Notes for new notes to be issued pursuant to a new indenture (the New 2.5% Convertible Notes) and would also pay cash consideration of $12 for each share underlying the New 2.5% Convertible Notes, and exchange $625 million of the principal amount underlying the 2.0% Convertible Notes for new notes to be issued pursuant to a new indenture (the New 2.0% Convertible Notes) and would also pay cash consideration of $12 for each share underlying the New 2.0% Convertible Notes, in each case in lieu of conversion price adjustments (the Cash Note Payments). The remaining principal of the Convertible Senior Notes would receive a conversion price adjustment with respect to such special dividend.

The special dividend was payable to stockholders on January 31, 2020. On February 4, 2020, we issued the New 2.5% Convertible Notes, maturing on April 1, 2022, and the New 2.0% Convertible Notes, which mature on August 15, 2022, pursuant to two new indentures, and made the Cash Note Payments. The new Notes are convertible into cash, shares of common stock or a combination of cash and common stock, at the Company's option, at an initial conversion rate for the New 2.50% Convertible Notes of 59.6341 per $1,000 principal amount of the New 2.50% Convertible Notes (which represents an initial conversion price of approximately $16.77 per share) and an initial conversion rate for the New 2.00% Convertible Notes of 48.9860 per $1,000 principal amount of the New 2.00% Convertible Notes (which represents an initial conversion price of approximately $20.41 per share), in each case subject to certain limitations and certain adjustments. The Cash Note Payments consisted of $179 million with respect to holders of the New 2.5% Convertible Notes and $367 million with respect to holders of the New 2.0% Convertible Notes. The exchange of the convertible notes was accounted for as extinguishment of debt and the consideration comprising the Cash Note Payments were recorded as charges to paid in capital. We recognized a gain of $2 million related to the exchange.

After giving effect to the conversion rate adjustment that was made in connection with the payment of the special dividend on January 31, 2020, the conversion rate for the remaining $250 million of the 2.5% Convertible Notes was 118.9814 shares of common stock per $1,000 principal amount of the notes, which represents an adjusted conversion price of approximately $8.40 per share and the conversion rate for the remaining $625 million of the 2.0% Convertible Notes was 97.7364 shares of common stock per $1,000 principal amount of the notes, which represented an adjusted conversion price of approximately $10.23 per share.

In addition, in connection with the amendments, the maturity dates of the 2.5% Convertible Notes and the 2.0% Convertible Notes were extended to April 1, 2022 and August 15, 2022, respectively. Holders of the Convertible Senior Notes would only be able to convert the notes in a period of six months prior to the extended maturity dates; and the Redemption Right and Repurchase Right were removed.

On March 5, 2020, we entered into an agreement to repay the full $250 million of principal and conversion rights of the 2.5% Convertible Notes for an aggregate amount of $566 million in cash. The payment was based on $19 per underlying share into which the 2.5% Convertible Notes were convertible. In addition, we paid $2 million of accrued and unpaid interest through the date of settlement, and $1 million in lieu of a proration of the cash dividend declared on February 6, 2020. The extinguishment was settled on March 10, 2020 and resulted in an adjustment to stockholders' equity of $316 million and a loss on extinguishment of $1 million.

On May 26, 2020, we settled the $625 million principal and conversion rights of the 2.0% Convertible Senior Notes in cash. The aggregate settlement amount of $1,176 million was based on $19.25 per underlying share into which the 2.0% Convertible Notes were convertible. In addition, we paid $3 million of accrued and unpaid interest through the date of settlement. The extinguishment resulted in an adjustment to stockholders' equity of $578 million and a gain on extinguishment of $20 million.

On May 20, 2021, we settled the $250 million principal and conversion rights of the New 2.5% Convertible Senior Notes in cash. The aggregate settlement amount of $364 million was based on $24.40 per underlying share into which the 2.5% Convertible Notes were convertible. In addition, we paid $1 million of accrued and unpaid interest through the date of settlement and $1 million of cash dividends that we declared on May 10, 2021. The extinguishment resulted in an adjustment to stockholders' equity of $112 million and a loss on extinguishment of $2 million.

On March 18, 2022, we settled $100 million of principal and conversion rights of the New 2.0% Convertible Senior Notes in cash. The aggregate settlement amount of $139 million was based on $28.32 per underlying share into which the New 2.0% Convertible Notes were convertible. The extinguishment resulted in an adjustment to stockholders' equity of $40 million and a gain on extinguishment of $1 million.

As described in Note 2, on April 2, 2022, we adopted ASU 2020-06 using the modified retrospective method. Prior to the adoption of this guidance, we accounted for our convertible debt instruments under the cash conversion model, requiring the convertible notes to be separated into an equity and liability component. We recognized $56 million in equity, net of tax, which consisted of $9 million in debt discount, representing the difference between the fair value of the liability component and par value, and $47 million in substantial premium due to the fiscal year 2020 amendment, which was accounted for as a debt extinguishment and resulted in the recognition of the New 2.0% Convertible Notes.

Upon adoption of ASU 2020-06, the cash conversion model was eliminated. We de-recognized the remaining unamortized debt discount of $1 million on the New 2.0% Convertible Notes and therefore no longer recognized the related amortization as interest expense. Additionally, we recorded a cumulative adjustment to retained earnings of $6 million, net of tax, for the debt discount amortization incurred from issuance through April 2, 2022. The remaining $47 million of substantial premium remained in equity, as the new guidance did not eliminate the substantial premium model for convertible instruments.

On August 15, 2022, we settled the $525 million principal and conversion rights of our New 2.0% Convertible Notes in cash. The aggregate settlement amount of $630 million was based on $20.41 per underlying share into which the New 2.0% Convertible Notes were convertible. In addition, we paid $5 million of accrued and unpaid interest through the date of settlement. The repayments resulted in an adjustment to stockholders' equity of $100 million. As of March 31, 2023, we have extinguished all remaining convertible debt instruments.

As of April 1, 2022, the Convertible Senior Notes consisted of the following:

(In millions)	April 1, 2022 New 2.0% Convertible Notes
Liability component:	
Principal	$ 525
Unamortized discount and issuance costs	(1)
Net carrying amount	$ 524
Equity component, net of tax	$ 56

The following table sets forth total interest expense recognized related to our convertible notes:

| (In millions) | Year Ended | | | | | |
	March 31, 2023		April 1, 2022		April 2, 2021	
Contractual interest expense	$	4	$	12	$	20
Amortization of debt discount and issuance costs	$	—	$	4	$	4
Payments in lieu of conversion price adjustments[1]	$	1	$	8	$	12

_____

[1] Payments in lieu of conversion price adjustments consist of amounts paid to holders of the Convertible Senior Notes when our quarterly dividend to our common stockholders exceeds the amounts defined in the Convertible Senior Notes agreements.

Note 11. Derivatives

Our primary objective in holding derivatives is to reduce the volatility of earnings and cash flow associated with changes in foreign currency exchange rates and interest rates. These hedging contracts reduce, but do not entirely eliminate, the impact of adverse foreign exchange rate and interest rate movements. We do not use our derivative instruments for speculative trading purposes. By using derivative financial instruments to hedge exposures to changes in foreign exchange and interest rates, we are exposed to credit risk; however, we mitigate this risk by entering into hedging instruments with highly rated institutions that can be expected to fully perform under the terms of the applicable contracts.

Foreign currency exchange forward contracts

We conduct business in numerous currencies throughout our worldwide operations, and our entities hold monetary assets or liabilities, earn revenues, or incur costs in currencies other than the entity's functional currency. As a result, we are exposed to foreign exchange gains or losses which impacts our operating results. As part of our foreign currency risk mitigation strategy, we have entered into monthly foreign exchange forward contracts to hedge foreign currency balance sheet exposure. These forward contracts are not designated as hedging instruments. We do not hedge our foreign currency exposure in a manner that entirely offsets the effects of the changes in foreign exchange rates.

Interest rate swap

In March 2023, we entered into interest rate swap agreements to mitigate risks associated with the variable interest rate of our Term A Facility. These pay-fixed, receive-floating rate interest rate swaps have the economic effect of hedging the variability of forecasted interest payments until their maturity on March 31, 2026. Pursuant to the agreements, we will effectively convert $1 billion of our variable rate borrowings under Term A Facility to fixed rates, with $500 million at a fixed rate of 3.762% and $500 million at a fixed rate of 3.55%.

These arrangements are designated as cash flow hedges for accounting purposes and as such, we will recognize the changes in the fair value of these interest rate swaps in Accumulated other comprehensive income (loss) (AOCI), and the periodic settlements or accrued settlements of the swap will be recognized within or against interest expense in our Consolidated Statements of Operations. Cash flows related to these hedges are classified under operating activities in our Consolidated Statement of Cash Flows.

The effect of our interest rate swaps on AOCI was immaterial during fiscal 2023. The related gain (loss) recognized within or against interest expense in our Consolidated Statement of Operations was immaterial during fiscal 2023. We did not have any interest rate swaps during fiscal 2022 and 2021. As of March 31, 2023, we estimate that $9 million of net deferred gains related to our interest rate hedges will be recognized in earnings over the next 12 months.

Summary of derivative instruments

The following table summarizes our outstanding derivative instruments as of March 31, 2023 and April 1, 2022:

(In millions)	Notional Amount		Fair Value of Derivative Assets		Fair Value of Derivative Liabilities	
	March 31, 2023	April 1, 2022	March 31, 2023	April 1, 2022	March 31, 2023	April 1, 2022
Foreign exchange contracts not designated as hedging instrument[1]	$ 291	$ 346	$ —	$ —	$ —	$ —
Interest rate swap contract designed as cash flow hedge	1,000	—	1	—	2	—
Total	$ 1,291	$ 346	$ 1	$ —	$ 2	$ —

[1] The fair values of the foreign exchange contracts are less than $1 million as of March 31, 2023 and April 1, 2022.

The following table summarizes the related gain (loss) recognized in Other income (expense), net in our Consolidated Statements of Operations during the periods indicated:

(In millions)	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Foreign exchange contracts not designated as hedging instrument	$ (7)	$ (7)	$ 15

Note 12. Restructuring and Other Costs

Our restructuring and other costs consist primarily of severance and termination benefits, contract cancellation charges, asset write-offs and impairments and other exit and disposal costs. Severance costs generally include severance payments, outplacement services, health insurance coverage and legal costs. Contract cancellation charges primarily include penalties for early termination of contracts and write-offs of related prepaid assets. Other exit and disposal costs include costs to exit and consolidate facilities in connection with restructuring events. Separation costs primarily consist of consulting costs incurred in connection with our divestitures.

September 2022 Plan

In connection with the Merger, our Board of Directors approved a restructuring plan (the September 2022 Plan) to realize cost savings and operational synergies, which became effective upon the close of the Merger on September 12, 2022. Actions under this plan include the reduction of our workforce, contract terminations, facilities closures, and the sale of underutilized facilities as well as stock-based compensation charges for accelerated equity awards to certain terminated employees. We expect that we will incur total costs up to $150 million, with $120 million and $30 million estimated to be incurred within the first and second full years, respectively, following the completion of the Merger. These actions are expected to be completed by fiscal 2024. As of March 31, 2023, we have incurred costs of $69 million related to the September 2022 Plan.

December 2020 Plan

In December 2020, our Board of Directors approved a restructuring plan (the December 2020 Plan) to consolidate facilities and reduce operating costs in connection with our acquisition of Avira. These actions were completed in fiscal 2022. Any remaining costs or adjustments are immaterial. We incurred total costs of $24 million under the December 2020 Plan.

November 2019 Plan

In November 2019, our Board of Directors approved a restructuring plan (the November 2019 Plan) in connection with the strategic decision to divest our Enterprise Security business. Actions under this plan included the reduction of our workforce as well as asset write-offs and impairments, contract terminations, facilities closures and the sale of underutilized facilities. These actions were completed in fiscal 2021. Any remaining costs or adjustments are immaterial. We incurred total costs of $528 million, excluding stock-based compensation expense, under the November 2019 Plan.

In connection with the Broadcom sale, our Board of Directors approved an equity-based severance program under which certain equity awards to certain terminated employees were accelerated. We incurred $127 million of stock-based compensation related to our equity-based severance program. See Note 15 for further information on the impact of this program.

Restructuring and other costs summary

Our restructuring and other costs attributable to continuing operations are presented in the table below:

(In millions)	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Severance and termination benefit costs	$ 40	$ 5	$ 31
Contract cancellation charges	2	3	51
Stock-based compensation charges	11	—	10
Asset write-offs and impairments	4	5	58
Other exit and disposal costs	12	18	11
Total restructuring and other	$ 69	$ 31	$ 161

In connection with the agreement to sell certain assets of our Enterprise Security business, a portion of our restructuring and other costs were classified to discontinued operations for fiscal 2021. Our restructuring and other costs attributable to discontinued operations are presented in the table below. There was no discontinued operations activity during the years ended March 31, 2023 and April 1, 2022.

(In millions)	Year Ended
	April 2, 2021
Severance and termination benefit costs	$ 64
Separation costs	2
Total restructuring and other	$ 66

Restructuring summary

Our activities and liability balances related to our September 2022 Plan are presented in the tables below:

(In millions)	Liability Balance as of April 1, 2022	Net Charges	Cash Payments	Non-Cash Items	Liability Balance as of March 31, 2023
Severance and termination benefit costs	$ —	$ 40	$ (33)	$ —	$ 7
Stock-based compensation charges	—	11	—	(11)	—
Asset write-offs	—	4	—	(4)	—
Other exit and disposal costs	—	12	(10)	(2)	—
Total	$ —	$ 69	$ (43)	$ (19)	$ 7

The restructuring liabilities are included in Other current liabilities in our Consolidated Balance Sheets.

Note 13. Income Taxes

The components of our income (loss) from continuing operations before income taxes are as follows:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Domestic	$ 350	$ 791	$ 607
International	454	251	265
Income (loss) before income taxes	$ 804	$ 1,042	$ 872

The components of income tax expense (benefit) from continuing operations are as follows:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Current:			
Federal	$ (479)	$ 217	$ 133
State	(28)	50	36
International	99	20	(13)
Total	(408)	287	156
Deferred:			
Federal	(111)	(42)	(6)
State	(10)	(6)	(5)
International	(16)	(33)	31
Total	(137)	(81)	20
Income tax expense (benefit)	$ (545)	$ 206	$ 176

The U.S. federal statutory income tax rates we have applied for fiscal 2023, 2022 and 2021 are as follows:

	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%

The difference between our effective income tax and the federal statutory income tax is as follows:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Federal statutory tax expense (benefit)	$ 169	$ 219	$ 183
State taxes, net of federal benefit	1	33	25
Foreign earnings taxed at other than the federal rate	44	(47)	(10)
Federal research and development credit	(5)	(4)	(1)
Valuation allowance increase (decrease)	(33)	2	1
Change in uncertain tax positions	176	11	3
Stock-based compensation	9	7	5
Favorable ruling on foreign withholding tax	19	—	(35)
US tax on foreign earnings	(1)	12	(15)

(In millions)	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Return to provision adjustment	1	(8)	1
Irish FX remeasurement	(17)	(19)	17
Capital loss	(910)	—	—
Other, net	2	—	2
Income tax expense (benefit)	$ (545)	$ 206	$ 176

The principal components of deferred tax assets and liabilities are as follows:

(In millions)	March 31, 2023	April 1, 2022
Deferred tax assets:		
Tax credit carryforwards	$ 24	$ 7
Net operating loss carryforwards of acquired companies	60	16
Interest	37	—
Other accruals and reserves not currently tax deductible	95	84
Operating lease liabilities	11	28
Deferred revenue	16	—
Property and equipment	16	13
Intangible assets	—	123
Capitalized research and experimental expenditures	46	—
Loss on investments not currently tax deductible	68	—
Stock-based compensation	15	8
Other	39	54
Gross deferred tax assets	427	333
Valuation allowance	(97)	(11)
Deferred tax assets, net of valuation allowance	330	322
Deferred tax liabilities:		
Operating lease assets	(8)	(21)
Goodwill	(10)	(6)
Intangible assets	(328)	—
Deferred revenue	—	(2)
Unremitted earnings of foreign subsidiaries	(15)	(16)
Prepaids and deferred expenses	(2)	(1)
Deferred tax liabilities	(363)	(46)
Net deferred tax assets (liabilities)	$ (33)	$ 276

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of net operating losses and tax credit carryforwards.

The valuation allowance provided against our deferred tax assets as of March 31, 2023, increased primarily due to a valuation allowance on capital loss carryforwards and change in tax credit carryforwards. The ending valuation allowance of $97 million is provided primarily against state and foreign capital loss carryforwards and certain tax credits. During fiscal 2023, we acquired deferred tax assets through the Merger with Avast that had a valuation allowance provided against the deferred tax assets. Due to a change in facts, we released the valuation allowance provided against some of the deferred tax assets.

As of March 31, 2023, we have U.S. federal net operating losses attributable to various acquired companies of approximately $193 million, which, if not used, will expire between fiscal 2024 and 2039. The net operating loss carryforwards are subject to an annual limitation under U.S. federal tax regulations but are expected to be fully realized. Furthermore, we have U.S. state net operating loss carryforwards attributable to various acquired companies of approximately $147 million. If not used, our U.S. state net operating losses will expire between fiscal 2024 and 2038. In addition, we have foreign net operating loss carryforwards attributable to various foreign companies of approximately $28 million.

In assessing the ability to realize our deferred tax assets, we considered whether it is more likely than not that some portion or all the deferred tax assets will not be realized. We considered the following: we have historical cumulative book income, as measured by the current and prior two years; we have strong, consistent taxpaying history; and we have substantial amounts of scheduled future reversals of taxable temporary differences from our deferred tax liabilities. We have concluded that this positive evidence outweighs the negative evidence and, thus, that the deferred tax assets as of March 31, 2023, are realizable on a "more likely than not" basis.

In fiscal 2023 as part of Avast integration plan we undertook a legal entity and operational restructuring that resulted in tax capital losses. We plan to carry the entirety of the capital losses back to the fiscal 2020 tax return to offset a capital gain, which is expected to result in a tax refund on our federal and state tax returns for the 2020 tax year. The Company estimates that the tax refund will be $910 million. In order to obtain the refunds, we intend to file claims for refund shortly after filing our fiscal 2023 tax return. As part of this process, we have recorded a net tax receivable in an amount less than the $910 million, due to the complexity of applying evolving tax laws and uncertainties with respect to sustaining the Company's refunds claims, the success of which we believe is more likely than not. This net amount takes into account the Company' best estimate of the likely outcome of the refund claim given the information available to us at this time. The Company's ability to recognize the financial statement benefit of the refund claim is subject to change based on a number of factors, including but not limited to, changes in facts and circumstances, changes in tax laws, correspondence with both IRS and State tax authorities, and the results of tax audits and related proceedings, which may take several years or more to resolve. We intend to vigorously defend our position if challenged by the tax authorities and will contest any proposed adjustments. If we are not able to resolve any proposed adjustments at the examination level, we plan to pursue all available administrative and, if necessary, judicial remedies. If we do not ultimately prevail on some or all of the components of our position, we would be required to pay the IRS and the states some or all of any cash tax refund, along with interest on such amount, and penalties, if assessed. As with all actual and potential tax audits and related proceedings, there can be no assurances on the final outcome. To the extent the final outcome is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our Consolidated Balance Sheets and Statements of Operations.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended					
(In millions)	March 31, 2023		April 1, 2022		April 2, 2021	
Balance at beginning of year	$	527	$	548	$	724
Settlements with tax authorities		(2)		—		(37)
Lapse of statute of limitations		(96)		(34)		(34)
Increase related to prior period tax positions		9		16		13
Decrease related to prior period tax positions		(15)		(11)		(129)
Increase related to current year tax positions		259		8		11
Increase due to acquisition		28		—		—
Balance at end of year	$	710	$	527	$	548

There was a change of $183 million in gross unrecognized tax benefits during the year ended March 31, 2023, as disclosed above, mainly on account of a reserve against the tax receivable. This gross liability does not include offsetting tax benefits associated with the correlative effects of potential transfer pricing adjustments, interest deductions and state income taxes.

Of the total unrecognized tax benefits at March 31, 2023, $674 million, if recognized, would affect our effective tax rate.

We recognize interest and/or penalties related to uncertain tax positions in income tax expense. At March 31, 2023, before any tax benefits, we had $100 million of accrued interest and penalties on unrecognized tax benefits. Interest included in our provision for income taxes was an expense of approximately $22 million for fiscal 2023. If the accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced in the period that such determination is made and reflected as a reduction of the overall income tax provision.

We file income tax returns in the U.S. on a federal basis and in many U.S. state and foreign jurisdictions. Our most significant tax jurisdictions are the U.S., Ireland, and Czech Republic. Our tax filings remain subject to examination by applicable tax authorities for a certain length of time following the tax year to which those filings relate. During the fourth quarter of fiscal 2023, we closed our fiscal years 2014 through 2017 IRS audit. Our fiscal years prior to 2018 have been settled and closed with the IRS. Our fiscal years 2018 through 2022 remain subject to examination by the IRS for U.S. federal tax purposes. Our fiscal years 2018 through 2020 are under audit. Our 2017 through 2021 fiscal years remain subject to examination by the appropriate governmental agencies for Irish tax purposes.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involves multiple tax periods and jurisdictions, it is reasonably possible that the gross unrecognized tax benefits related to these audits could decrease (whether by payment, release, or a combination of both) in the next 12 months. Depending on the nature of the settlement or expiration of statutes of limitations, it could affect our income tax provision and therefore benefit the resulting effective tax rate.

We continue to monitor the progress of ongoing income tax controversies and the impact, if any, of the expected tolling of the statute of limitations in various taxing jurisdictions.

We provide U.S. income taxes on the earnings of foreign subsidiaries unless the subsidiaries' earnings are considered permanently reinvested outside the U.S. or are exempted from further taxation. As of March 31, 2023, the unrecognized deferred tax liability on the undistributed earnings is approximately $15 million.

Note 14. Stockholders' Equity

Dividends

On May 11, 2023, we announced that our Board of Directors declared a cash dividend of $0.125 per share of common stock to be paid in June 2023. All shares of common stock issued and outstanding and all RSUs and PRUs as of the record date will be entitled to the dividend and dividend equivalent rights (DERs), respectively, which will be paid out if and when the underlying shares are released. However, the $4 million unvested RSUs assumed in connection with the Merger will not be entitled to DERs. See Note 15 for further information about these equity awards. Any future dividends and DERs will be subject to the approval of our Board of Directors.

Stock repurchase program

Under our stock repurchase program, we may purchase shares of our outstanding common stock on the open market and through accelerated stock repurchase transactions. As of March 31, 2023, we have $870 million remaining under the authorization to be completed in future periods with no expiration date. No shares were repurchased during the year ended April 1, 2022.

The following table summarizes activity related to our stock repurchase program during the years ended March 31, 2023 and April 2, 2021:

	Year Ended			
(In millions, except per share amounts)	**March 31, 2023**		**April 2, 2021**	
Number of shares repurchased		40		15
Average price per share	$	22.63	$	20.50
Aggregate purchase price	$	904	$	304

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss), net of taxes, consisted of foreign currency translation adjustments:

(In millions)	**Foreign Currency Translation Adjustments**	
Balance as of April 2, 2021	$	47
Other comprehensive income (loss), net of taxes		(51)
Balance as of April 1, 2022		(4)
Other comprehensive income (loss), net of taxes		(11)
Balance as of March 31, 2023	$	(15)

Note 15. Stock-Based Compensation and Benefit Plans

Stock incentive plans

The purpose of our stock incentive plans is to attract, retain and motivate eligible persons whose present and potential contributions are important to our success by offering them an opportunity to participate in our future performance through equity awards. We have one primary stock incentive plan: the 2013 Equity Incentive Plan (the 2013 Plan), under which incentive stock options may be granted only to employees (including officers and directors who are also employees), and other awards may be granted to employees, officers, directors, consultants, independent contractors, and advisors. As amended, our stockholders have approved and reserved 82 million shares of common stock for issuance under the 2013 Plan. Stock options granted under the 2013 Plan expire no more than 10 years from the date of grant.

In connection with the Merger, we assumed the outstanding equity awards under two of Avast's equity incentive plans (the Avast Holding B.V. 2014 Share Option Plan and the Rules of the Avast plc Long Term Incentive Plan (collectively, the Avast Plans)), which consisted of $4 million unvested RSUs. The assumed RSUs generally retain the terms and conditions under which they were originally granted. We intend to grant all additional shares that remain available for issuance under the Avast Plans. Upon vesting, these assumed RSUs and any additional shares granted will settle into shares of our common stock. See Note 4 for further information about this business combination.

As of March 31, 2023, 9 million shares remained available for future grant, calculated using the maximum potential shares that could be earned and issued at vesting.

RSUs

(In millions, except per share and year data)	**Number of Shares**	**Weighted-Average Grant Date Fair Value**	
Outstanding as of April 1, 2022	6	$	21.80
Granted	7	$	22.38

(In millions, except per share and year data)	Number of Shares	Weighted-Average Grant Date Fair Value
Vested	(3)	$ 21.12
Forfeited	(1)	$ 22.38
Outstanding as of March 31, 2023	9	$ 22.45

RSUs generally vest over a three-year period. The weighted-average grant date fair value per share of RSUs granted during fiscal 2023, 2022 and 2021 was $22.38, $22.53, and $20.70, respectively. The total fair value of RSUs released in fiscal 2023, 2022 and 2021 was $74 million, $57 million, and $86 million, respectively, which represents the market value of our common stock on the date the RSUs were released.

PRUs

(In millions, except per share and year data)	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of April 1, 2022	3	$ 28.50
Granted	2	$ 27.07
Vested[1]	—	$ 31.75
Forfeited	(1)	$ 26.70
Unvested at March 31, 2023	4	$ 28.01
Vested and unreleased as of March 31, 2023	1	
Outstanding as of March 31, 2023	5	

[1] The number of shares is less than 1 million.

The total fair value of PRUs released in fiscal 2023, 2022 and 2021 was $5 million, $0 million, and $43 million, respectively, which represents the market value of our common stock on the date the PRUs were released.

We have granted PRUs to certain of our executives. Typically, these PRUs have a three-year vest period. PRUs granted in fiscal 2023, 2022 and 2021 contain a combination of our company's performance and market conditions. The performance conditions are based on the achievement of specified two-year non-GAAP financial metrics. The market conditions are based on the achievement of our relative total shareholder return over a three- and five-year period. Typically, 0% to 200% of target shares are eligible to be earned based on the achievement of the performance and market conditions.

Valuation of PRUs

The fair value of each PRU that does not contain a market condition is equal to the market value of our common stock on the date of grant. The fair value of each PRU that contains a market condition is estimated using the Monte Carlo simulation model. The valuation and the underlying weighted-average assumptions for PRUs are summarized below:

	Year Ended		
	March 31, 2023	April 1, 2022	April 2, 2021
Expected term	3.3 years	3.9 years	2.7 years
Expected volatility	34.8%	37.6%	42.5%
Risk-free interest rate	3.4%	1.0%	0.2%
Expected dividend yield	1.3%	—%	—%
Weighted-average grant date fair value of PRUs	$ 27.07	$ 28.68	$ 26.39

Stock options

(In millions, except per share and year data)	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of April 1, 2022[1]	—	$ 5.51		
Exercised[1]	—	$ 4.43		
Forfeited and expired[1]	—	$ 2.58		
Outstanding as of March 31, 2023[1]	—	$ 5.97		
Exercisable as of March 31, 2023[1]	—	$ 5.97	3.84	$ 2

_____

[1] The number of shares is less than 1 million.

The total intrinsic value of options exercised during fiscal 2023, 2022 and 2021 was $1 million, $3 million, and $18 million, respectively. No options were granted in fiscal 2023, 2022 and 2021.

ESPP

Under our 2008 Employee Stock Purchase Plan, employees may annually contribute up to 10% of their gross compensation, subject to certain limitations, to purchase shares of our common stock at a discounted price. Eligible employees are offered shares through a 12-month offering period, which consists of two consecutive 6-month purchase periods, at 85% of the lower of either the fair market value on the purchase date or the fair market value at the beginning of the offering period.

As of March 31, 2023, 39 million shares have been issued under this plan, and 31 million shares remained available for future issuance.

The following table summarizes activity related to the purchase rights issued under the ESPP:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Shares issued under the ESPP	1	1	1
Proceeds from issuance of shares	$ 12	$ 13	$ 14

The fair value of each stock purchase right under our ESPP is estimated using the Black-Scholes option pricing model. The weighted-average grant date fair value related to rights to acquire shares of common stock under our ESPP in fiscal 2023, 2022 and 2021 was $6.04 per share, $6.77 per share, and $5.65 per share, respectively.

Dividend equivalent rights (DERs)

Our RSUs and PRUs, except for the $4 million unvested RSUs assumed under the Avast Plans, contain DERs that entitles the recipient of an award to receive cash dividend payments when the associated award is released. The amount of DER equals to the cumulated dividends on the issued number of common stock that would have been payable since the date the associated award was granted. As of March 31, 2023 and April 1, 2022, current dividends payable related to DER was $5 million and $11 million, respectively, recorded as part of Other current liabilities in the Consolidated Balance Sheets, and long-term dividends payable related to DER was $2 million and $2 million, respectively, recorded as part of Other long-term liabilities.

Stock-based award modifications

In connection with the Broadcom sale, during fiscal 2021 and 2020, we entered into severance and retention arrangements with certain executives. Pursuant to these agreements, these executives were entitled to receive vesting of 50% of their unvested equity, subject to a service condition, and the remaining unvested equity will be earned at levels of 0% to 150%, subject to market and service conditions. In addition, we entered into severance and retention arrangements with certain other employees in connection with restructuring activities and the Broadcom sale, which accelerated either a portion or all of the vesting of their stock-based awards. All award modifications related to the Broadcom sale were fully expensed by fiscal 2021.

The following table summarizes the stock-based compensation expense recognized as a result of these modifications:

(In millions)	Year Ended April 2, 2021
Sales and marketing	$ 2
Research and development	9
General and administrative	8
Restructuring and other costs	10
Discontinued operations	1
Total stock-based compensation	$ 30

Stock-based compensation expense

Total stock-based compensation expense and the related income tax benefit recognized for all of our equity incentive plans in our Consolidated Statements of Operations were as follows:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Cost of revenues	$ 3	$ 2	$ 1
Sales and marketing	34	19	18
Research and development	31	19	26
General and administrative	55	30	26
Restructuring and other costs	11	—	10
Other income (expense), net	—	—	(1)
Total stock-based compensation from continuing operations	134	70	80
Discontinued operations	—	—	1
Total stock-based compensation expense	$ 134	$ 70	$ 81
Income tax benefit for stock-based compensation expense	$ (20)	$ (11)	$ (18)

As of March 31, 2023, the total unrecognized stock-based compensation expense related to our unvested stock-based awards was $226 million, which will be recognized over an estimated weighted-average amortization period of 2.0 years.

Other employee benefit plans

401(k) plan

We maintain a salary deferral 401(k) plan for all of our U.S. employees. This plan allows employees to contribute their pretax salary up to the maximum dollar limitation prescribed by the Internal Revenue Code. We match the first 3.5% of a participant's eligible compensation up to $6,000 in a calendar year. Our employer matching contributions to the 401(k) plan were as follows, including contributions to employees of our discontinued operations:

(In millions)		Year Ended	
	March 31, 2023	April 1, 2022	April 2, 2021
401(k) matching contributions	$ 4	$ 3	$ 3

Note 16. Net Income (Loss) Per Share

Basic income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted net income per share also includes the incremental effect of dilutive potentially issuable common shares outstanding. Dilutive potentially issuable common shares include the dilutive effect of the shares underlying convertible debt and employee equity awards. Our remaining convertible debt was extinguished on August 15, 2022.

The components of basic and diluted net income (loss) per share are as follows:

(In millions, except per share amounts)		Year Ended	
	March 31, 2023	April 1, 2022	April 2, 2021
Income (loss) from continuing operations	$ 1,349	$ 836	$ 696
Income (loss) from discontinued operations	—	—	(142)
Net income (loss)	$ 1,349	$ 836	$ 554
Net income (loss) per share – basic			
Continuing operations	$ 2.20	$ 1.44	$ 1.18
Discontinued operations	$ —	$ —	$ (0.24)
Net income per share – basic	$ 2.20	$ 1.44	$ 0.94
Income (loss) per share – diluted:			
Continuing operations	$ 2.16	$ 1.41	$ 1.16
Discontinued operations	$ —	$ —	$ (0.24)
Net income per share – diluted	$ 2.16	$ 1.41	$ 0.92
Weighted-average shares outstanding – basic	614	581	589
Dilutive potentially issuable shares:			
Convertible debt	6	7	8
Employee equity awards	4	3	3
Weighted-average shares outstanding – diluted	624	591	600
Anti-dilutive shares excluded from diluted net income (loss) per share calculation:			
Convertible debt	—	—	8
Employee equity awards	—	1	—
Total	—	1	8

Upon adoption of ASU 2020-06 under the modified retrospective method, we are required to apply the if-converted method to our calculation of diluted earnings per share. For fiscal 2023, we adjust for the dilutive effect of the maximum number of potential shares to be issued upon settlement of our outstanding convertible debt instruments. Prior period earnings per share amounts are not restated under the modified retrospective method. For fiscal 2022, the dilutive effect of our debt instruments is calculated using the treasury stock method, under which our convertible debt instruments generally had a dilutive impact on net income per share when our average stock price for the period exceeds the conversion prices for the convertible debt instruments. The initial adoption of ASU 2020-06 had a $0.01 impact on dilutive earnings per share, with the dilutive shares underlying the convertible debt increasing by $18 million shares.

The New 2.0% Convertible Notes were fully repaid on August 15, 2022. The New 2.5% Convertible Notes were fully repaid on May 20, 2021. See Note 10 for further information on our convertible debt instruments. The conversion price of each convertible debt applicable in the periods presented is as follows:

	Year Ended	
	April 1, 2022	April 2, 2021
New 2.5% Convertible Senior Notes due April 1, 2022	N/A	$ 16.77
New 2.0% Convertible Senior Notes due August 15, 2022	$ 20.41	$ 20.41

Note 17. Segment and Geographic Information

We operate as one reportable segment. Our Chief Operating Decision Maker reviews financial information presented on a consolidated basis to evaluate company performance and to allocate resources.

The following table summarizes net revenues for our major solutions:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Consumer security revenues	$ 2,029	$ 1,623	$ 1,504
Identity and information protection revenues	1,244	1,127	1,038
Total Cyber Safety revenues	3,273	2,750	2,542
Legacy revenues	65	46	9
Total net revenues[(1)]	$ 3,338	$ 2,796	$ 2,551

[(1)] During the year ended March 31, 2023, total net revenues include an unfavorable foreign exchange impact of $113 million, consisting of $108 million from our consumer security solutions, $3 million from our identity and information protection solutions and $2 million from our legacy solutions.

From time to time, changes in our product hierarchy cause changes to the product categories above. When changes occur, we recast historical amounts to match the current product hierarchy. The changes have been reflected for all periods presented above. Consumer security includes revenues from our Norton 360 Security offerings, Norton Security, Avast Security offerings, Norton Secure VPN, Avira Security and other consumer security and device performance solutions through our direct, partner and small business channels. Identity and information protection includes revenues from our Norton 360 with LifeLock offerings, LifeLock identity theft protection and other information protection and privacy solutions. Legacy includes revenues from products or solutions from markets that we have exited and in which we no longer operate, have been discontinued or identified to be discontinued, or remain in maintenance mode as a result of integration and product portfolio decisions.

Geographic information

Net revenues by geography are based on the billing addresses of our customers. The following table represents net revenues by geographic area for the periods presented:

	Year Ended		
(In millions)	March 31, 2023	April 1, 2022	April 2, 2021
Americas	$ 2,282	$ 1,963	$ 1,827
EMEA	704	506	419
APJ	352	327	305
Total net revenues[(1)]	$ 3,338	$ 2,796	$ 2,551

Note: The Americas include U.S., Canada, and Latin America; EMEA includes Europe, Middle East, and Africa; APJ includes Asia Pacific and Japan.

[(1)] During the year ended March 31, 2023, total net revenues include an unfavorable foreign exchange impact of $113 million, consisting of $2 million from Americas, $68 million from EMEA and $43 million from APJ.

Revenues from customers inside the U.S. were $2,106 million, $1,860 million, and $1,742 million during fiscal 2023, 2022 and 2021, respectively. No other individual country accounted for more than 10% of revenues.

The table below represents cash, cash equivalents and short-term investments held in the U.S. and internationally in various foreign subsidiaries:

(In millions)	March 31, 2023	April 1, 2022
U.S.	$ 178	$ 1,220
International	572	671
Total cash, cash equivalents and short-term investments	$ 750	$ 1,891

The table below represents our property and equipment, net of accumulated depreciation and amortization, by geographic area, based on the physical location of the asset, at the end of each period presented:

(In millions)	March 31, 2023	April 1, 2022
U.S.	$ 38	$ 16
Ireland	—	27
Czech Republic	16	—
Germany	13	13
Other countries[1]	9	4
Total property and equipment, net	$ 76	$ 60

[1] No individual country represented more than 10% of the respective totals.

Our operating lease assets by geographic area, based on the physical location of the asset were as follows:

(In millions)	March 31, 2023	April 1, 2022
U.S.	$ 25	$ 66
Czech Republic	12	—
Other countries[1]	6	8
Total operating lease assets	$ 43	$ 74

[1] No individual country represented more than 10% of the respective totals.

Significant customers and channel partners

In fiscal 2023, 2022 and 2021, no individual end-user customer accounted for 10% or more of our net revenues. See Note 1 for distributors that accounted for over 10% of our total accounts receivable.

Note 18. Commitments and Contingencies

Purchase obligations

We have purchase obligations that are associated with agreements for purchases of goods or services. Management believes that cancellation of these contracts is unlikely, and we expect to make future cash payments according to the contract terms.

The following reflects estimated future payments for purchase obligations by fiscal year. The amount of purchase obligations reflects estimated future payments as of March 31, 2023.

(In millions)	March 31, 2023
2024	$ 320
2025	79
2026	31
2027	11
2028	1
Total purchase obligations	$ 442

Deemed repatriation taxes

Under the Tax Cuts and Jobs Act (H.R.1), we are required to pay a one-time transition tax on untaxed earnings of our foreign subsidiaries through July 2025. The following reflects estimated future payments for deemed repatriation taxes by fiscal year:

(In millions)	March 31, 2023
2024	$ 128
2025	171
2026	139
Total obligations	$ 438

Indemnifications

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, subsidiaries and other parties with respect to certain matters, including, but not limited to, product warranties and losses arising out of our breach of agreements or representations and warranties made by us, including claims alleging that our software infringes on the intellectual property rights of a third party. In addition, our bylaws contain indemnification obligations to our directors, officers, employees, and agents, and we have entered into indemnification agreements with our directors and certain of our officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our bylaws and to provide additional procedural protections. We maintain director and officer insurance, which may cover certain liabilities arising from our obligation to indemnify our directors and officers. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. We monitor the conditions that are subject to indemnification to identify if a loss has occurred. Historically, we have not incurred material costs as a result of obligations under these agreements, and we have not accrued any material liabilities related to such indemnification obligations in our Consolidated Financial Statements.

In connection with the sale of our Enterprise Security business to Broadcom, we assigned several leases to Broadcom or certain of its subsidiaries. As a condition to consenting to the assignments, certain lessors required us to agree to indemnify the lessor under the applicable lease with respect to certain matters, including, but not limited to, losses arising out of Broadcom's or such subsidiaries' breach of payment obligations under the terms of such lease. As with our other indemnification obligations discussed above and in general, it is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. As with our other indemnification obligations, such indemnification agreements might not be subject to maximum loss clauses, and to date, generally under our real estate obligations, we have not incurred material costs as a result of such obligations under our leases and have not accrued any liabilities related to such indemnification obligations in our Consolidated Financial Statements.

Litigation contingencies

For a description of our accounting policy regarding litigation and loss contingencies, see "Critical Accounting Policies and Estimates" included in Part II, Item 7 of this Annual Report.

Trustees of the University of Columbia in the City of New York v. NortonLifeLock

As previously disclosed, on May 2, 2022, a jury returned its verdict in a patent infringement case filed in 2013 by the Trustees of Columbia University in the City of New York (Columbia) in the U.S. District Court for the Eastern District of Virginia. Columbia originally brought suit alleging infringement of six patents owned by the university. We won a favorable claim construction order on all six patents, and the claim construction was upheld by the Federal Circuit in 2016 on all but U.S. Patent Nos. 8,601,322 and 8,074,115. We also sought inter partes review by the Patent Trial and Appeal Board of the claims of the '322 and '115 Patents and all but two claims of the '322 Patent and three claims of the '115 Patent were invalidated. The remaining claims of the '322 and '115 Patents were the only claims that remained in suit at trial.

The jury found that our Norton Security products and Symantec Endpoint Protection products (the latter of which were sold by us to Broadcom as part of an Asset Purchase Agreement dated November 4, 2019) willfully infringe the '322 and '115 Patents through the use of SONAR/BASH behavioral protection technology. The jury awarded damages in the amount of $185 million. Columbia did not seek injunctive relief against us. We intend to cease use of the technology found by the jury to infringe. The jury also found that we did not fraudulently conceal its prosecution of U.S. Patent No. 8,549,643 but did find that two Columbia professors were coinventors of this patent. No damages were awarded related to this patent.

A formal judgment has not yet been entered in the case. Post-verdict motions have been filed, and we intend to file an appeal challenging the verdict.

At this time, our current estimate of the low end of the range of probable estimated losses from this matter is approximately $237 million, reflecting the jury award and prejudgment interest, which we have accrued. The jury's verdict may be enhanced and, should it be upheld on appeal, could ultimately result in the payment of somewhere between one and three times the jury's verdict, plus interest and attorneys' fees. There is a reasonable possibility that a loss may be incurred in excess of our accrual for this matter; however, such loss cannot be reasonably estimated.

Securities Class Action and Derivative Litigation

Securities class action lawsuits, which have since been consolidated, were filed in May 2018 against us and certain of our former officers, in the U.S. District Court for the Northern District of California. The lead plaintiff's consolidated amended complaint alleged that, during a purported class period of May 11, 2017 to August 2, 2018, defendants made false and misleading statements in violation of Sections 10(b) and 20(a), and that certain individuals violated Section 20A, of the Securities Exchange Act of 1934, as amended (the Exchange Act).

On May 24, 2021, the parties reached a proposed settlement and release of all claims in the class action, for $70 million, and on June 8, 2021, the parties executed a Stipulation and Agreement of Settlement, exclusive of any claims that may be brought by shareholders who opted out of the class action. Of the $70 million, $67.1 million was covered under the applicable insurance policy with the remainder to be paid by us. The Court approved the settlement on February 12, 2022.

On November 22, 2021, investment funds managed by Orbis Investment Management Ltd. which previously opted out of the securities class action, filed suit under the Exchange Act of 1934, the Arizona Securities Act, the Arizona Consumer Fraud Act and certain common law causes of action to recover alleged damages for losses incurred by the funds for their purchases or acquisitions of our common stock during the class period. On February 7, 2023, our Motion to Dismiss was granted in part and denied in part. The parties have now settled the matter and the action was dismissed with prejudice on April 26, 2023. The impact of settlement was not material.

Purported shareholder derivative lawsuits have been filed against us and certain of our former officers and current and former directors in the Delaware Court of Chancery (*In re Symantec Corp. S'holder. Deriv. Litig.*), Northern District of California (*Lee v. Clark et al.,*), and the District of Delaware (*Milliken vs. Clark et al.*). These assert generally the same facts and circumstances as alleged in the securities class action and allege claims for breach of fiduciary duty and related claims. On January 4, 2023, after reaching an agreement on the terms of the proposed settlement, which provides for, among other things, a payment of $12 million to the Company by the insurers of the Company's directors and officers, the parties to the Chancery action filed a Stipulation and Agreement of Settlement, Compromise and Release in that Court, which was approved by the Court on May 4, 2023, over the objection of the *Lee* and *Milliken* plaintiffs, and releases all claims in the Chancery, *Lee*, and *Milliken* actions, as well as any other claims based on the same operative facts. The parties in the *Milliken* action stipulated to a dismissal with prejudice, which was entered by the Court on May 12, 2023. The *Lee* action has been stayed pending the settlement hearing in the Chancery Court and we intend to seek dismissal of the *Lee* action based on the preclusive effect of the approved release in the Chancery action.

A fourth lawsuit filed in the Delaware Superior Court, *Kukard v. Symantec*, brings claims derivatively on behalf of our 2008 Employee Stock Purchase Plan. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of the *Kukard* action or estimate the range of any potential loss.

We will continue to incur legal fees in connection with these pending cases, including expenses for the reimbursement of legal fees of present and former officers and directors under indemnification obligations. The expense of continuing to defend such litigation may be significant. We intend to defend these lawsuits vigorously, but there can be no assurance that we will be successful in any defense. If any of the lawsuits are decided adversely, we may be liable for significant damages directly or under our indemnification obligations, which could adversely affect our business, results of operations, and cash flows.

GSA

During the first quarter of fiscal 2013, we were advised by the Commercial Litigation Branch of the Department of Justice's (DOJ) Civil Division and the Civil Division of the U.S. Attorney's Office for the District of Columbia that the government is investigating our compliance with certain provisions of our U.S. General Services Administration (GSA) Multiple Award Schedule Contract No. GS-35F-0240T effective January 24, 2007, including provisions relating to pricing, country of origin, accessibility, and the disclosure of commercial sales practices.

As reported on the GSA's publicly-available database, our total sales under the GSA Schedule contract were approximately $222 million from the period beginning January 2007 and ending September 2012. We fully cooperated with the government throughout its investigation, and in January 2014, representatives of the government indicated that their initial analysis of our actual damages exposure from direct government sales under the GSA Schedule contract was approximately $145 million; since the initial meeting, the government's analysis of our potential damages exposure relating to direct sales has increased. The government also indicated they would pursue claims for certain sales to California, Florida, and New York as well as sales to the federal government through reseller GSA Schedule contracts, which could significantly increase our potential damages exposure.

In 2012, a sealed civil lawsuit was filed against us related to compliance with the GSA Schedule contract and contracts with California, Florida, and New York. On July 18, 2014, the Court-imposed seal expired, and the government intervened in the lawsuit. On September 16, 2014, the states of California and Florida intervened in the lawsuit, and the state of New York notified the Court that it would not intervene. On October 3, 2014, the DOJ filed an amended complaint, which did not state a specific damages amount. On October 17, 2014, California and Florida combined their claims with those of the DOJ and the relator on behalf of New York in an Omnibus Complaint, and a First Amended Omnibus Complaint was filed on October 8, 2015; the state claims also do not state specific damages amounts.

On March 23, 2021, Plaintiffs withdrew their demand for a jury trial and we consented to proceed with a bench trial, which concluded on March 24, 2022. On January 19, 2023, the Court issued its

Findings of Facts and Conclusions of Law in which it found in favor of the United States in part and awarded damages and penalties in the amount of $1.3 million. The Court also found in favor of the State of California in part and awarded penalties in the amount of $0.4 million. The resulting Judgment was filed by the Court on January 20, 2023. On February 16, 2023, Plaintiffs filed Motions to Amend Judgment to revive the damages claimed at trial. We have opposed and the motion is now fully briefed before the Court.

On May 13, 2021, we reached a settlement in principle with the State of Florida to resolve all claims it asserted in the litigation for $0.5 million, plus the relator's statutory attorney's fees with respect to the State of Florida's claims. On February 28, 2022, we reached a settlement in principle with the State of New York and the relator to resolve all of the New York claims asserted in the litigation for $5 million.

The January 2023 Judgment has been paid, and at this time, our current estimate of the low end of the range of probable estimated losses from this matter was reduced to $1.4 million, which we have accrued. It is possible that the Court could grant Plaintiffs' Motions to Amend Judgment, in whole or in part, or an appeal of the Court's Judgment by the Plaintiffs, if brought, could lead to further claims or findings of violations of the False Claims Act and could be material to our results of operations and cash flows for any period. Resolution of False Claims Act investigations can ultimately result in the payment of somewhere between one and three times the actual damages proven by the government, plus civil penalties. There is a reasonable possibility that a loss may have been incurred in excess of our accrual for this matter; however, such loss cannot be reasonably estimated.

Jumpshot Matters

At the end of 2019, Avast came under media scrutiny for provision of Avast customer data to its data analytics subsidiary Jumpshot Inc. Jumpshot was a subsidiary of Avast with its own management team and technical experts. Avast announced the decision to terminate its provision of data to, and wind down, Jumpshot on January 30, 2020. As Avast has previously disclosed, it has been in communication with certain regulators and authorities prior to completion of the Merger, and we will continue cooperating fully in respect of all regulatory enquiries.

On December 23, 2019, the United States Federal Trade Commission (FTC) issued a Civil Investigative Demand (CID) to Avast seeking documents and information related to its privacy practices, including Jumpshot's past use of consumer information that was provided to it by Avast. Avast responded cooperatively to the CID and related follow-up requests from the FTC. On October 29, 2021, staff at the FTC sent Avast a draft complaint and proposed settlement order. We have been engaged in ongoing negotiations with the FTC staff regarding the scope and terms of the proposed settlement. Any negotiated settlement with the FTC, or absent settlement, any litigation or other legal proceeding between us and the FTC could result in material monetary remedies and/or compliance requirements that impose significant and material cost and resource burdens on us, and may impact our ability to use data in the future. There can be no assurance that we will be successful in negotiating a favorable settlement or in litigation. Any remedies or compliance requirements could adversely affect our ability to operate our business or have a materially adverse impact on our financial results. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of this investigation or estimate the range of any potential loss. On February 27, 2020, the Czech Office for Personal Data Protection (the Czech DPA) initiated offense proceedings concerning Avast`s practices with respect to Jumpshot, which remain ongoing and we continue to evaluate our options.

In addition, we received a letter and notification before action from Stichting CUIC — Privacy Foundation for Collective Redress, a Dutch foundation (the Foundation). The Foundation has asserted it represents the interests of Avast customers in the Netherlands whose data was provided to Jumpshot and that by doing so Avast violated the requirements of the GDPR and other provisions in Dutch and European Union privacy and consumer law entitling those customers to damages and other compensation, all of which we dispute. No specific amount of damages has been alleged and to date, no action has been filed. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of this notification before action or estimate the range of any potential loss.

On December 12, 2022, a putative class action, *Lau v. Gen Digital Inc. and Jumpshot Inc.*, was filed in the Northern District of California alleging violations of the Electronic Communications Privacy Act, California Invasion of Privacy Act, statutory larceny, unfair competition and various common law claims related to the provision of customer data to Jumpshot. On February 24, 2023, we filed a Motion to Dismiss, which is still pending. At this stage, we are unable to assess whether any material loss or adverse effect is reasonably possible as a result of this action or estimate the range of any potential loss. We dispute these claims and intend to defend them vigorously.

The outcome of the regulatory proceedings, government enforcement actions and litigation is difficult to predict, and the cost to defend, settle or otherwise resolve these matters may be significant. Plaintiffs or regulatory agencies or authorities in these matters may seek recovery of large or indeterminate amounts or seek to impose sanctions, including significant monetary penalties, as well as equitable relief. The monetary and other impact of these litigations, proceedings or actions may remain unknown for substantial periods of time. Further, an unfavorable resolution of litigations, proceedings or actions could have a material adverse effect on our business, financial condition, and results of operations and cash flows. The amount of time that will be required to resolve these matters is unpredictable, and these matters may divert management's attention from the day-to-day operations of our business. Any future investigations or additional lawsuits may also adversely affect our business, financial condition, results of operations and cash flows.

Other

We are involved in a number of other judicial and administrative proceedings that are incidental to our business. Although adverse decisions (or settlements) may occur in one or more of the cases, it is not possible to estimate the possible loss or losses from each of these cases. The final resolution of these lawsuits, individually or in the aggregate, is not expected to have a material adverse effect on our business, results of operations, financial condition or cash flows.

(2) Financial Statement Schedule

GEN DIGITAL INC.

VALUATION AND QUALIFYING ACCOUNTS

All financial statement schedules have been omitted, since the required information is not applicable or is not present in material amounts, and/or changes to such amounts are immaterial to require submission of the schedule, or because the information required is included in our Consolidated Financial Statements and notes thereto included in this Form 10-K.

(3) Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.01(§)	Asset Purchase Agreement, dated August 8, 2019, by and between Broadcom Inc. and Registrant.	8-K	000-17781	2.01	8/8/2019	
2.02	Co-operation Agreement, dated August 10, 2021, by and between NortonLifeLock Inc., Nitro Bidco Limited and Avast plc	8-K	000-17781	2.02	8/10/2021	
2.03	Form of Deed of Irrevocable Undertaking, dated August 10, 2021, by and between NortonLifeLock Inc. and Nitro Bidco Limited	8-K	000-17781	2.03	8/10/2021	
2.04	Amended and Restated Agreement, dated as of July 15, 2022, by and between NortonLifeLock Inc., Nitro Bidco Limited, and Avast plc	8-K	000-17781	2.01	7/18/2022	
3.01	Amended and Restated Certificate of Incorporation of Registrant, and all amendments thereto.	10-Q	000-17781	3.01	11/9/2022	
3.02	Amended and Restated Bylaws of Registrant.	8-K	000-17781	3.02	11/7/2022	
3.03	Certificate of Elimination of Series A Junior Preferred Stock.	10-K	000-17781	3.06	5/28/2020	
4.01	Description of Securities.	10-K	000-17781	4.02	5/28/2020	
4.02	Indenture, dated September 16, 2010, between Registrant and Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.01	9/16/2010	
4.03	Investment Agreement, dated as of February 3, 2016, by and among Registrant and Silver Lake Partners IV Cayman (AIV II), L.P.	8-K	000-17781	10.01	2/9/2016	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.04	First Amendment to Investment Agreement, dated as of March 2, 2016, by and among Registrant and Silver Lake Partners IV Cayman (AIV II), L.P.	8-K	000-17781	10.01	3/7/2016	
4.05	Investment Agreement, dated as of June 12, 2016, by and among Registrant, Bain Capital Fund XI, L.P., Bain Capital Europe Fund IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P. (including the form of Indenture attached as Exhibit A thereto).	8-K	000-17781	2.02	6/14/2016	
4.06	Amendment to Investment Agreement, dated as of July 31, 2016, by and among Registrant, Bain Capital Fund XI, L.P., Bain Capital Europe Fund IV, L.P. and Silver Lake Partners IV Cayman (AIV II), L.P.	10-Q	000-17781	2.03	8/5/2016	
4.07	Base Indenture, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.01	2/9/2017	
4.08	First Supplemental Indenture related to the 5% Senior Notes due 2025, dated as of February 9, 2017, between Registrant and Wells Fargo Bank, National Association, as trustee (including form of 5.00% Senior Note due 2025).	8-K	000-17781	4.02	2/9/2017	
4.09	Third Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and Silver Lake Partners IV Cayman (AIV II), L.P., SLP IV Seal Holdings, L.P. and SLP IV Seal II Holdings, L.P.	8-K	000-17781	10.01	11/12/2019	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
4.10	Second Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and BC Bear cat SPV, LP, BCIP Venture Associates, BCIP Venture Associates-B, BCIP Associates IV (US), L.P., BCIP Associates IV-B (US), L.P., BCIP T Associates IV (US),	8-K	000-17781	10.02	11/12/2019	
4.11	Second Supplemental Indenture, dated as of September 19, 2022, by and among the Company, each of the Guarantors (as defined therein) listed on the signature pages thereto and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee (including the form of 6.750% Senior Notes due 2027 and form of 7.125% Senior Notes due 2030).	8-K	000-17781	4.01	9/19/2022	
4.12	Third Supplemental Indenture, dated as of September 19, 2022, by and among the Company, the Guarantors and Computershare Trust Company, National Association, as successor to Wells Fargo Bank, National Association, as trustee.	8-K	000-17781	4.02	9/19/2022	
10.01(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees (form for agreements entered into between January 17, 2006 and March 6, 2016).	8-K	000-17781	10.01	1/23/2006	
10.02(*)	Form of Indemnification Agreement for Officers, Directors and Key Employees, as amended (form for agreements entered into after March 6, 2016).	8-K	000-17781	10.03	3/7/2016	
10.03(*)	Registrant's Deferred Compensation Plan, restated and amended January 1, 2010, as adopted December 15, 2009.	10-K	000-17781	10.05	5/24/2010	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.04(*)	Registrant's 2000 Director Equity Incentive Plan, as amended.	10-Q	000-17781	10.01	11/1/2011	
10.05(*)	Registrant's 2008 Employee Stock Purchase Plan, as amended.	10-Q	000-17781	10.06	2/7/2020	
10.06(*)	Registrant's 2013 Equity Incentive Plan, as amended.	8-K	000-17781	10.01	12/3/2018	
10.07(*)	Form of Director Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan					X
10.08(*)	Form of Employee Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan					X
10.09(*)	Form of Performance Based Restricted Stock Unit Award Agreement under Gen Digital Inc. 2013 Equity Incentive Plan					X
10.10(*)	Form of Restricted Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan					X
10.11(*)	Form of Performance Stock Unit Award Agreement under Avast Limited Long Term Incentive Plan					X

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
10.12	Amended and Restated Credit Agreement, effective as of August 1, 2016, among Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	8/5/2016	
10.13	Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.05	8/5/2016	

Exhibit Number	Exhibit Description	Incorporated by Reference					Filed Herewith
		Form	File No.	Exhibit	Filing Date		
10.14	Amendment Agreement, dated as of July 18, 2016, by and among Registrant, Symantec Operating Corporation, the Lenders and the New Term Lenders, Wells Fargo Bank, National Association, and JPMorgan Chase Bank, N.A.	10-Q	000-17781	4.02	8/5/2016		
10.15	Assignment and Assumption, dated October 3, 2016, to the Term Loan Agreement dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.01	2/3/2017		

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.16	First Amendment, dated December 12, 2016, to the Term Loan Agreement, dated as of August 1, 2016, among Registrant, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd., and TD Securities (USA) LLC, as Co-Documentation Agents, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank, PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Joint Lead Arrangers and Joint Bookrunners.	10-Q	000-17781	4.02	2/3/2017	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.17	First Amendment, dated December 12, 2016, to the Credit Agreement, effective as of August 1, 2016, among the Registrant, the lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Term Loan A-1/Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan A-2 Administrative Agent, JPMorgan Chase Bank, N.A., Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Royal Bank of Canada and Mizuho Bank, Ltd., as Lead Arrangers and Joint Bookrunners in respect of the Term A-2 Facility, Barclays Bank PLC, Citibank, N.A., Wells Fargo Bank, National Association, Royal Bank of Canada, Mizuho Bank, Ltd. And TD Securities (USA) LLC, as Co-Documentation Agents in respect of the Term A-2 Facility, and Bank of America, N.A., as Syndication Agent in respect of Term A-2 Facility.	10-Q	000-17781	4.03	2/3/2017	
10.18(*)	Registrant's Senior Executive Incentive Plan, as amended and restated.	8-K	000-17781	10.03	10/25/2013	
10.19(*)	Registrant's Executive Retention Plan, as amended and restated.	10-K	000-17781	10.18	5/21/2021	
10.20(*)	Registrant's Executive Severance Plan.	10-K	000-17781	10.19	5/21/2021	
10.21(§§)	Assignment of Copyright and Other Intellectual Property Rights, by and between Peter Norton and Peter Norton Computing, Inc., dated August 31, 1990.	S-4	33-35385	10.37	6/13/1990	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.22(†)	Environmental Indemnity Agreement, dated April 23, 1999, between Veritas and Fairchild Semiconductor Corporation, included as Exhibit C to that certain Agreement of Purchase and Sale, dated March 29, 1999, between Veritas and Fairchild Semiconductor of California.	S-1/A	333-83777	10.27	8/6/1999	
10.23	Amendment, dated June 20, 2007, to the Amended and Restated Agreement Respecting Certain Rights of Publicity dated as of August 31, 1990, by and between Peter Norton and Registrant.	10-Q	000-17781	10.01	8/7/2007	
10.24	Second Amendment and Limited Waiver to Amended and Restated Credit Agreement dated as of June 22, 2018.	10-Q	000-17781	10.01	11/16/2018	
10.25	Second Amendment and Limited Waiver to Term Loan dated as of June 22, 2018.	10-Q	000-17781	10.02	11/16/2018	
10.26(*)	Registrant's Offer Letter with Natalie M. Derse dated June 19, 2020	10-Q	000-17781	10.01	7/8/2020	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.27	Credit Agreement, effective as of November 4, 2019, among NortonLifeLock Inc., the issuing banks and lenders party thereto (the Lenders), Wells Fargo Bank, National Association, as Revolver Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Wells Fargo Securities, LLC, BofA Securities, Inc., Mizuho Bank, Ltd., Barclays Bank PLC, and The Bank of Nova Scotia, as Lead Arrangers and Joint Bookrunners, Bank of America, N.A., Mizuho Bank, Ltd., Barclays Bank PLC and The Bank of Nova Scotia, as Syndication Agents and Goldman Sachs Bank USA, HSBC Securities (USA) Inc., MUFG Bank, Ltd., SunTrust Robinson Humphrey, Inc., Citizens Bank, N.A., BMO Capital Markets Corp., BNP Paribas Securities Corp. and Santander Bank, N.A., as Co-Documentation Agents.	8-K	000-17781	10.01	11/4/2019	
10.28	APA Letter Agreement dated October 1, 2020 by and between the Company and Broadcom Inc.	8-K	000-17781	10.01	7/8/2020	
10.29(+)	Stock Purchase Agreement dated December 7, 2020 between the Company and Alpaca HoldCo GmbH, Alpaca TopCo GmbH.	10-Q	000-17781	10.01	2/5/2021	
10.30	First Amendment, effective as of May [7], 2021, among NortonLifeLock Inc., JPMorgan Chase Bank, N.A., as Term Loan Administrative Agent, Wells Fargo Bank, National Association, as Revolver Administrative Agent, and the lenders and other parties thereto.	10-K	000-17781	10.31	5/21/2021	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.31	Amended and Restated Commitment Letter, dated September 1, 2021, by and between NortonLifeLock Inc. and the parties thereto	8-K	000-17781	10.02	9/3/2021	
10.32	Amended and Restated Interim Facilities Agreement, dated September 1, 2021, by and between NortonLifeLock Inc., the parties specified thereto, as acceding finance partners, BofA Securities, Inc. and Wells Fargo Securities, LLC, as arrangers, and Bank of America, N.A., as issuing bank, interim facility agent and interim security agent	8-K	000-17781	10.01	9/3/2021	
10.33	Agreement of Sale and Purchase and Joint Escrow Instructions, dated as of June 4, 2021, by and between NortonLifeLock Inc. and TMG Partners R.E., LLC	8-K	000-17781	10.01	6/7/2021	
10.34++	Restatement Agreement, dated as of September 12, 2022, by and among the Company, the other Loan Parties thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., as term loan administrative agent and collateral agent under the Existing Credit Agreement, Wells Fargo Bank, National Association, as revolver administrative agent under the Existing Credit Agreement, and Bank of America, N.A., in its capacity as Successor Administrative Agent.	8-K	000-17781	10.01	9/12/2022	
10.35(*)	Avast Limited (formerly Avast plc) 2018 Long Term Incentive Plan	S-8	000-17781	99.01	9/12/2022	
10.36(*)	Form of Restricted Stock Unit Award Agreements under Avast Long-Term Incentive Plan	10-Q	000-17781	10.03	11/9/2022	
10.37(*)	Form of FY23 Restricted Stock Unit Award Agreements for Non-Employee Directors under 2013 Equity Incentive Plan.	10-Q	000-17781	10.04	11/9/2022	

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
10.38(*)	Employment Agreement dated September 12, 2022, between AVAST Software s.r.o. and Ondrej Vlcek	10-Q	000-17781	10.05	11/9/2022	
10.39(*)	Form of Non-Competition and Non-Solicitation Agreement	10-Q	000-17781	10.06	11/9/2022	
10.40	Registrant's Non-Employee Director Compensation Policy	10-Q	000-17781	10.01	8/5/2022	
21.01	Subsidiaries of Registrant.					X
23.01	Consent of Independent Registered Public Accounting Firm.					X
24.01	Power of Attorney (see Signature page to this annual report).					X
31.01	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.02	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01(††)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.02(††)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
101.00	The following financial information from Gen Digital Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2023 are formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income (Loss), (iv) Consolidated Statements of Stockholders' Equity (Deficit), (vi) Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and including detailed tags.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
104.00	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					X

---

*	Indicates a management contract, compensatory plan or arrangement.
**	Filed by LifeLock, Inc.
§	The exhibits and schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally copies of any such exhibits and schedules to the SEC upon request.
§§	Paper filing.
†	Filed by Veritas Software Corporation.
††	This exhibit is being furnished, rather than filed, and shall not be deemed incorporated by reference into any filing, in accordance with Item 601 of Regulation S-K.
+	Certain portions of this document that constitute confidential information have been redacted in accordance with Regulations S-K, Item 601(b)(10).
++	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5)

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 24th day of May 2023.

GEN DIGITAL INC.

By: /s/ Vincent Pilette
Vincent Pilette
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Vincent Pilette Vincent Pilette	Chief Executive Officer and Director (Principal Executive Officer)	May 24, 2023
/s/ Natalie Derse Natalie Derse	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 24, 2023
/s/ Ondrej Vlcek Ondrej Vlcek	President and Director	May 24, 2023
/s/ Frank E. Dangeard Frank E. Dangeard	Chairman of the Board	May 24, 2023
/s/ Sue Barsamian Sue Barsamian	Director	May 24, 2023
/s/ Pavel Baudis Pavel Baudis	Director	May 24, 2023
/s/ Eric K. Brandt Eric K. Brandt	Director	May 24, 2023
/s/ Nora Denzel Nora Denzel	Director	May 24, 2023
/s/ Peter A. Feld Peter A. Feld	Director	May 24, 2023
/s/ Emily Heath Emily Heath	Director	May 24, 2023
/s/ Sherrese M. Smith Sherrese M. Smith	Director	May 24, 2023

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2023 Corporate Information

BOARD OF DIRECTORS

Frank E. Dangeard
Chairman of the Board,
Gen Digital, Inc.
Managing Partner, Harcourt

Sue Barsamian
Former Executive Vice President, Chief Sales and Marketing Officer of Hewlett Packard Enterprise Software

Eric K. Brandt
Former EVP and Chief Financial Officer, Broadcom

Nora M. Denzel
Former interim Chief Executive Officer, Outerwall Inc.

Peter A. Feld
Managing Member, Portfolio Manager and Head of Research, Starboard Value LP

Emily Heath
Former SVP, Chief Trust & Security Officer, Docusign

Vincent Pilette
Chief Executive Officer, Gen Digital, Inc.

Sherrese M. Smith
Managing Partner, Paul Hastings

Pavel Baudis
Co-founder, Avast

Ondrej Vlcek
President, Gen Digital, Inc.

EXECUTIVE MANAGEMENT

Vincent Pilette
Chief Executive Officer

Natalie M. Derse
Chief Financial Officer

Bryan S. Ko
Chief Legal Officer and Corporate Secretary

ANNUAL MEETING

The Annual Meeting will be held on Tuesday, September 12, 2023 at 9:00 a.m. PT live via webcast at www.virtualshareholdermeeting.com/GEN2023

Stock Exchange Listing
Gen Digital Inc.'s common stock is traded on the NASDAQ exchange under the Symbol "GEN."

Transfer Agent
Computershare Trust Company N.A.
Invesor Services
P.O. Box 30170
College Station, TX 77842-3170
www.computershare.com/investor
(877) 282-1168 or (781) 575-2879

Investor Relations
Investor inquiries may be directed to:
Investor Relations
60 E. Rio Salado Parkway, Suite 1000
Tempe, Arizona 85281
(650) 527-8000
IR@GenDigital.com
Investor.GenDigital.com

Annual Report on Form 10-K
A copy of our Form 10-K, including exhibits, for the period ended March 31, 2023, as filed with the Securities and Exchange Commission, is available without charge upon request or can be accessed at:
investor.gendigital.com/financials/annual-reports/

Independent Auditors
KPMG LLP
Mission Towers I, Suite 100
3975 Freedom Circle Drive
Santa Clara, CA 95054

